McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
As confidentially submitted with the Securities and Exchange Commission on June 28, 2024 This Amendment No. 5 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

MCGRAW HILL, INC.
(Exact name of registrant as specified in its charter)

Delaware	2741	87-1259704
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
8787 Orion Place
Columbus, Ohio 43240
Telephone: (614) 430-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Simon Allen
Chief Executive Officer and President
8787 Orion Place
Columbus, Ohio 43240
Telephone: (614) 430-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Cristopher Greer, Esq. Anne L. Barrett, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8000	David B. Stafford, Esq. General Counsel and Secretary 8787 Orion Place Columbus, Ohio 43240 (614) 430-4000	James J. Clark, Esq. William J. Miller, Esq. Christopher W. Clement, Esq. Cahill Gordon & Reindel LLP 32 Old Slip New York, NY 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated                     , 2024.
            Shares
McGraw Hill, Inc.
Common Stock

This is the initial public offering of common stock of McGraw Hill, Inc. (the “Common Stock”). We are offering                  shares of our Common Stock. The selling stockholder identified in this prospectus has granted the underwriters an option to purchase up to                  additional shares of our Common Stock. We will not receive any proceeds from the sale of these shares of Common Stock by the selling stockholder.
Currently, no public market exists for our shares of our Common Stock. We expect that the initial public offering price of our Common Stock will be between $                 and $                 per share. We have applied to have our Common Stock listed on the New York Stock Exchange (“NYSE”) under the symbol “MH.”
After the completion of this offering, PE Mav Holdings, LLC, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum Equity, LLC (together with its affiliated investment vehicles, “Platinum”), will continue to beneficially own         % of the voting power of all of our outstanding shares of Common Stock. Because Platinum will hold more than 50% of the voting power of our outstanding Common Stock, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. As a “controlled company,” we are exempt from certain corporate governance requirements under the rules of the NYSE. In addition, we will not be subject to the compensation committee independence requirements required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. See “Management—Board Independence” and “Management—Controlled Company Exception.” We intend to use the net proceeds from this offering of the Common Stock to repay a portion of the outstanding borrowings under our Term Loan Facility (as defined herein). See “Use of Proceeds.”

Investing in our Common Stock involves risk. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our Common Stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total (1)
Initial public offering price	$	$
Underwriting discounts and commissions (2)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$
________________
(1)Assumes no exercise of the underwriters’ option to purchase additional shares of Common Stock from the selling stockholder as described below.
(2)See the section entitled “Underwriting” for a description of compensation payable to the underwriters.
The selling stockholder identified in this prospectus has granted the underwriters an option to purchase up to                  additional shares of Common Stock, at the initial public offering price, less the underwriting discount, for 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholder upon such exercise.
The underwriters expect to deliver the shares of our Common Stock to our investors on or about                     , 2024.
(Lead bookrunners listed in alphabetical order)

Goldman Sachs & Co. LLC
BMO Capital Markets	Macquarie Capital	Morgan Stanley

The shares of Common Stock will be ready for delivery on or about                     , 2024.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
ABOUT THIS PROSPECTUS
You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the selling stockholder nor the underwriters have authorized anyone to provide you with different information. The Company, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sales of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: We are not, the selling stockholder is not and the underwriters are not making an offer to sell shares of our Common Stock in any jurisdiction where the offer or sale is not permitted. Neither we nor the selling stockholder nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of Common Stock and the distribution of this prospectus outside the United States.
INDUSTRY AND MARKET DATA
Within this prospectus, we reference information and statistics regarding the industries within which we operate. We have obtained this information and these statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Except as otherwise indicated, the Company did not commission any of the third-party data presented in this prospectus. In instances in which we indicate that the Company commissioned the third-party data, any statements made with respect to such data, and, notwithstanding the inclusion of such third-party data, the Company is responsible for and acknowledges full liability under Section 11 of the Securities Act of 1933, as amended (the “Securities Act”), for such statements. Other additional data and information contained in this prospectus is also based on management’s estimates and calculations, which are derived from our review and interpretation of internal company research, surveys and independent sources in the markets in which we operate, which, in each case, we believe are reliable. Data regarding the industries in which we operate and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. References herein to our being a leader in a market or product category refers to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, surveys and estimates are reliable, such research, surveys and estimates have not been verified by an independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”
i

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This prospectus contains references to our trademarks and service marks, including “McGraw Hill,” “ALEKS,” “Redbird,” “Connect,” “ConnectED,” “Access,” “Achieve3000” and “Harrison’s.” Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
BASIS OF PRESENTATION
Presentation of Financial Information
McGraw Hill, Inc. conducts its operations through its subsidiaries, including its indirect subsidiary McGraw-Hill Education, Inc., a Delaware corporation and operating company. As used in this prospectus, unless the context otherwise indicates, any reference to “McGraw Hill,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to giving effect to the consummation of the Acquisition (as defined herein), to our predecessor, McGraw Hill Education, Inc., together with its consolidated subsidiaries, and after giving effect to the consummation of the Acquisition, to our successor, McGraw Hill, Inc., together with its consolidated subsidiaries. Our fiscal year is a 52-week period ending on March 31.
As used in this prospectus, “Platinum” means Platinum Equity, LLC together with its affiliated investment vehicles.
Platinum formed McGraw Hill, Inc. (formerly known as Mav Holding Corporation) on June 8, 2021, and on July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to a Securities Purchase Agreement, dated June 14, 2021 (as amended, the “Acquisition Agreement”), for a purchase price of $4.713 billion (the “Acquisition”). Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc.
The Acquisition was financed by:
•proceeds from $900.0 million of 2022 Secured Notes, $725.0 million of 2022 Unsecured Notes, $1,550.0 million of term loans borrowed under the Cash Flow Credit Agreement, $67.5 million of revolving loans borrowed under the Cash Flow Credit Agreement, and $107.5 million of revolving loans borrowed under the ABL Revolving Credit Agreement (collectively referred to as the “Financing Transactions”) (see “Description of Material Indebtedness”); and
•an equity investment of $1,425.0 million for shares of Class A voting common stock (the “Equity Investment”).
The Acquisition occurred simultaneously with:
•the closing of the Financing Transactions and the Equity Investment; and
•the repayment and termination of the Company’s previous outstanding debt.
The term “Predecessor” refers to McGraw-Hill Education, Inc. prior to giving effect to the consummation of the Acquisition and reflects the period from April 1, 2021 to July 31, 2021. The term “Successor” refers to McGraw Hill, Inc. after giving effect to the consummation of the Acquisition and reflects the years ended March 31, 2024 and 2023 and the period from August 1, 2021 to March 31, 2022, as applicable. For the period from June 8, 2021 to July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the Acquisition, which were not significant. The financial information of the Company includes a black line division to distinguish the Predecessor and Successor periods and to indicate that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. See Note 1, “Basis of Presentation and Accounting Policies,” to our consolidated financial statements.
The Company’s historical financial data for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and as of March 31, 2024 (Successor) and 2023 (Successor) have been derived from our consolidated financial statements, which are included elsewhere in this prospectus.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Numerical figures included in this prospectus and the consolidated financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest million, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Unaudited Pro Forma Combined Results
Our results of operations as reported in our consolidated financial statements for the above periods are prepared in accordance with Generally Accepted Accounting Principles (“GAAP”). GAAP requires that we bifurcate our results between Predecessor and Successor periods, including the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), for the year ended March 31, 2022.
In addition to presenting our results of operations in accordance with GAAP, the Company has included pro forma financial information as a supplement to the historical results of our Predecessor and Successor periods for the year ended March 31, 2022 referenced as “Pro Forma Combined.” This unaudited supplemental pro forma financial information is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Supplemental Pro Forma Combined Financial Information.”
Furthermore, the Company also includes supplemental pro forma financial information as a supplement to the historical results of our Predecessor and Successor’s Adjusted EBITDA by segment and our key operating metric Billings for the year ended March 31, 2022 referenced as “Pro Forma Combined by Segment” and our Non-GAAP Financial Measures, including EBITDA and Adjusted EBITDA for the year ended March 31, 2022 referenced as “Pro Forma Combined.” This unaudited supplemental pro forma financial information is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing.
Non-GAAP Financial Measures
Our financial statements included in this prospectus have been prepared in accordance with GAAP. We have included certain non-GAAP financial measures in this prospectus, as further described below, that may not be directly comparable to other similarly titled measures used by other companies and therefore may not be comparable among companies. For purposes of Regulation G under the Exchange Act (“Regulation G”) and Section 10(e) of Regulation S-K under the Securities Act (“Regulation S-K”), a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations, balance sheets, or statement of cash flows of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, we have provided reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP measures are provided because our board of directors and management uses these financial measures in monitoring and evaluating our ongoing results and trends.
We include non-GAAP measures in this prospectus, including EBITDA and Adjusted EBITDA because they are a basis on which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business by allowing management to focus on the most meaningful indicators of our continuous operational performance. Although we believe these measures are useful for investors for the same reasons, we recommend that users of the financial statements note that these measures are not a substitute for GAAP financial measures or disclosures. We provide

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
reconciliations of EBITDA and Adjusted EBITDA to the corresponding most closely related GAAP measure.
EBITDA and Adjusted EBITDA are presented because they are a basis upon which our board of directors and management assesses our business performance, and we believe they are useful for investors to understand the underlying trends of our operations. EBITDA is defined as net income (loss) from continuing operations plus interest expense (income), net, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude items required or permitted under our Cash Flow Credit Agreement (as defined below). Adjusted EBITDA is intended to show our unleveraged, pre-tax operating results and therefore reflects our financial performance based on operational factors, excluding certain non-operational or non-recurring losses or gains.
Each of the above described measures are not recognized terms under GAAP and do not purport to be an alternative to net (loss) income, or any other measure derived in accordance with GAAP as a measure of operating performance, or to cash flows from operations as a measure of liquidity. Such measures are presented for supplemental information purposes only, have limitations as analytical tools, and should not be considered in isolation or as substitute measures for our results as reported under GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our measures may not be comparable to other similarly titled measures of other companies, and our use of these measures varies from others in our industry. Such measures are not intended to be a measure of cash available for management’s discretionary use, as they may not capture actual cash obligations associated with interest payments, taxes and debt service requirements.
In addition, Adjusted EBITDA does not reflect:
•our cash capital and pre-publication expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
•the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•tax payments;
•advisory fees paid to Platinum Advisors;
•certain one-time expenditures to realize cost savings;
•any gains or losses from foreign currency transactions and foreign translations; or
•the impact of earnings or charges resulting from matters that we and the lenders under our debt agreements may not consider indicative of our ongoing operations.
Our definition of Adjusted EBITDA allows us to add back certain non-cash and other charges or costs that are deducted in calculating consolidated net income. However, these are expenses that may recur, may vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. Further, although not included in the calculation of Adjusted EBITDA in this prospectus, the measure may at times allow us to add estimated cost savings and operating synergies related to operational changes ranging from acquisitions or dispositions to restructurings, and exclude one-time transition expenditures that we anticipate we will need to incur to realize cost savings before such savings have occurred. Because of these limitations, we rely primarily on our GAAP results and use EBITDA and Adjusted EBITDA only supplementally. See “Summary—Summary Historical and Unaudited Consolidated Financial and Other Data—Non-GAAP Financial Measures” and
v

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Offering Reorganization Transactions
Historically, we have had two classes of common stock, Class A voting common stock and Class B non-voting common stock. Our second amended and restated certificate of incorporation, which will be effective prior to the consummation of this offering, will convert our Class A voting common stock and Class B non-voting common stock into one class of Common Stock on a 1-for-1 basis and will effect a                  -for-                 stock split with respect to our Common Stock. We refer to the effectiveness of our second amended and restated certificate of incorporation, stock conversion and stock split as the “Offering Reorganization Transactions.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
GLOSSARY
Certain Definitions
The following terms are used in this prospectus unless otherwise noted or indicated by the context:
•“2022 Notes” means the 2022 Secured Notes and the 2022 Unsecured Notes;
•“2022 Secured Notes” means the Company’s $900.0 million aggregate principal amount 5.750% secured notes due 2028;
•“2022 Unsecured Notes” means the Company’s $725.0 million aggregate principal amount 8.000% senior notes due 2029;
•“ABL Revolving Credit Agreement” means the revolving credit agreement that governs the ABL Revolving Credit Facilities, dated as of July 30, 2021, by and among McGraw-Hill Education, Inc. and certain subsidiaries thereof, as borrowers, Mav Intermediate Holding II Corporation, as the holding company guarantor, Bank of America, N.A., as administrative agent and collateral agent, and the lenders, agents and other parties thereto, as amended by Amendment No. 1 to the ABL Revolving Credit Agreement, dated as of April 26, 2023;
•“ABL Revolving Credit Facilities” means the U.S. ABL Revolving Credit Facility and the RoW ABL Revolving Credit Facility;
•“Cash Flow Credit Agreement” means the credit agreement that governs the Cash Flow Credit Facilities, dated as of July 30, 2021, by and among McGraw-Hill Education, Inc., as the Borrower (as such term is defined therein), Mav Intermediate Holding II Corporation, as the holding company guarantor, Bank of America, N.A., as administrative agent and collateral agent, and the lenders, agents and other parties thereto, as amended by Amendment No. 1 to the Cash Flow Credit Agreement, dated as of November 1, 2021, as further amended by Amendment No. 2 to the Cash Flow Credit Agreement, dated as of June 26, 2023, and as further amended by Amendment No 3 to the Cash Flow Credit Agreement, dated as of June 27, 2023;
•“Cash Flow Credit Facilities” means the Term Loan Facility and the Revolving Credit Facility;
•“consolidated financial statements” means the Company’s Annual Audited Consolidated Financial Statements included in this prospectus;
•“Credit Agreements” means the Cash Flow Credit Agreement and the ABL Revolving Credit Agreement;
•“Credit Facilities” means the Cash Flow Credit Facilities together with the ABL Revolving Credit Facilities;
•“Indentures” means the Secured Notes Indenture and the Unsecured Notes Indenture;
•“Platinum” means Platinum Equity, LLC together with its affiliated investment vehicles;
•“Platinum Advisors” means Platinum Equity Advisors, LLC, an entity affiliated with Platinum;
•“Revolving Credit Facility” means the $150.0 million revolving credit facility entered into on July 30, 2021, under the Cash Flow Credit Agreement;
•“RoW ABL Revolving Credit Facility” means the $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity, under the ABL Revolving Credit Agreement;
•“Secured Notes Indenture” means the indenture that governs the 2022 Secured Notes, dated as of July 30, 2021, by and among Mav Acquisition Corporation, McGraw-Hill Education, Inc., as the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
issuer, the Guarantors (as such term is defined therein) and the Bank of New York Mellon Trust Company, N.A. as trustee and notes collateral agent;
•“Term Loan Facility” means the $1,550.0 million term loan facility entered into on July 30, 2021 under the Cash Flow Credit Agreement;
•“U.S. ABL Revolving Credit Facility” means the $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity, under the ABL Revolving Credit Agreement; and
•“Unsecured Notes Indenture” means the indenture that governs the 2022 Unsecured Notes, dated as of July 30, 2021, by and among Mav Acquisition Corporation, McGraw-Hill Education, Inc., as the issuer, the Guarantors (as such term is defined therein) and the Bank of New York Mellon Trust Company, N.A. as trustee.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SUMMARY
This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before investing in shares of our Common Stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and our financial statements and the related notes included elsewhere in this prospectus, before deciding to purchase shares of our Common Stock. Unless the context indicates otherwise, references to “McGraw Hill,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Acquisition, to our predecessor McGraw-Hill Education, Inc, together with its consolidated subsidiaries, and after the Acquisition to our successor, McGraw Hill, Inc., together with its consolidated subsidiaries. Following this offering, we will be a “controlled company” under the NYSE corporate governance standards, and, as a result, will rely on exemptions from certain corporate governance requirements. See “Risk Factors.” The Company has included information based on pro forma financial information as a supplement to our information on the historical results of our Predecessor and Successor periods for the year ended March 31, 2022 referenced as “Pro Forma Combined.” This unaudited supplemental pro forma financial information is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing. For further discussion, please see “Basis of Presentation—Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Combined Results.”
Our Mission
At McGraw Hill, our mission is to empower learners, educators and institutions to unlock potential at every stage of the learning journey through high-quality, accessible education.
We believe that diverse experiences enrich the way individuals learn, teach and grow. As a leading global education company that partners with millions of educators, learners and professionals worldwide, we are dedicated to helping them achieve success on their own terms.
We demonstrate this by building technology solutions that deliver trusted, engaging content and analytics-driven products to support personalized learning across a digitally connected world.
Our Company
McGraw Hill is a leading global education company serving the entire learning lifecycle, from K-12 to higher education and through professional learning. We have impacted hundreds of millions of learners and educators with our trusted content, accessible and adaptive digital platforms and analytics-driven solutions to support personalized learning at scale. On an annual basis, we reach more than 61 million learners and educators worldwide. We know that education positively impacts lives and, for more than 130 years, we have continuously innovated to help educators and institutions unlock the potential of each learner.
We believe McGraw Hill is one of the most trusted and recognized education brands in the world. Based on information from a third-party survey we commissioned in fiscal year 2024, we believe that, in the United States, on average 93% of PreK-12 teachers and administrators, 94% of higher education instructors and administrators and 98% of medical administrators/faculty/practitioners indicate that they recognize the McGraw Hill brand. With nearly 1,500 sales professionals worldwide as of March 31, 2024 (Successor), we believe our global sales force is one of the largest among our competitors, underpinning our ability to serve learners, educators and professionals at scale across the learning lifecycle. We are a leading global provider of learning content and solutions in each of the three market sectors we serve: K-12, higher education and professional.
Education is foundational to global stability and economic prosperity. Recent investments in technology infrastructure in schools, offices and homes, along with the rapid proliferation of mobile devices, are enabling the growth of modern digital solutions for learning. Demand for curated content delivered on

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
intuitive digital platforms is reshaping the industry as educators increasingly rely on these platforms as the center of the hybrid, in-person and virtual classroom experience.
Leveraging technology to enhance learning outcomes is core to what we do. Over the last decade, we have invested more than $2 billion in our digital solutions and capabilities and continue to invest and drive development through a team of nearly 300 software engineers. Our digital solutions benefit from shared technology infrastructure, deep pedagogical expertise and our globally recognized McGraw Hill brand. This allows us to drive high-velocity and cost-efficient product releases at scale that we believe addresses the needs of the learning lifecycle globally. Additionally, we utilize our data analytics capabilities to generate continuous feedback loops that drive product and go-to-market innovation.
For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor), and the year ended March 31, 2022 (Pro Forma Combined), we generated revenue of $1,960.5 million, $1,947.8 million, $1,139.6 million, $650.6 million, and $1,790.2 million, respectively, and a net loss of $193.0 million, $404.1 million, $598.2 million, $21.1 million and $674.3 million, respectively. For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), we generated Billings of $2,023.0 million, $2,123.2 million, $1,141.7 million, $654.1 million and $1,795.8 million, respectively, including Digital Billings of $1,293.9 million, $1,242.2 million, $702.9 million, $332.3 million and $1,035.3 million, respectively and Adjusted EBITDA of $728.2 million, $776.2 million, $348.3 million, $282.0 million and $630.2 million, respectively.
For additional information on Billings and Digital Billings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metric.” For additional information on Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Industry Background
We believe that education is fundamental to economic development and social advancement. There is no better tool than education to unleash the full potential of humanity. Not only does education drive earning potential, but we believe that there is a direct correlation between the quality of a country’s education system, from K-12 to higher education to professional learning and its economic success. Given this importance, education commands significant public and private investment dollars around the world. Based on information from a third-party study we commissioned, we estimate that we have a total addressable market of approximately $21 billion as of the academic year ending 2022.
Accelerated Digitization of Learning
Modern technology has transformed learning across the entire learning continuum. The consumerization of technology and the proliferation of affordable personal computing devices has catalyzed the adoption of digital learning solutions by learners and educators, which has only accelerated during the COVID-19 pandemic. Distribution channels that are used to deliver our digital products, such as the internet, learning management systems, online retailers, tablets and e-readers, present both risks and opportunities for our business. See “Risk Factors—Risks Related to Our Customer Markets—Increased customer expectations for lower prices or free/discounted bundled products could reduce sales revenue.”
Data-driven Approach to Personalized Educational Advancement
The proliferation of software and digital learning solutions in education generates massive volumes of learning data. Modern data science synthesizes this data into rich analytics and actionable insights providing educators the opportunity to improve personalization, access and effectiveness of learning for all.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Focus on Measurement and Improvement of Learning Outcomes
Data allows accurate measurement of learning outcomes and fostering a culture of outcomes-based education across the learning continuum. We know that learners learn at different rates and some need more help than others. Contrary to the traditional one-size-fits-all pedagogical style, we believe modern adaptive technologies and actionable insights help educators take a personalized approach to instruction that targets the unique needs of each learner, optimizing the learning experience and improving outcomes. We believe a personalized, data-driven approach to learning is essential to combating learning loss.
Need for Equitable Access to Learning Opportunities
We believe that equal opportunity in education serves the goal of achieving equality in society at large. Expanding learner access to affordable course materials and personalized instruction are essential for making high-quality education within reach for all.
Demand for Technical, Skills-Based Professional Learning to Prepare for Jobs of the Future
As technological advancements, new fields of study and novel industries render existing skillsets obsolete, today’s professionals need to constantly learn new concepts and skills to keep pace with fast-changing job requirements. According to a study conducted by a third-party source on the post-COVID-19 labor environment, more than half of displaced low-wage workers may need to shift to occupations in higher wage brackets and require different skills to remain employed. We believe that high-quality technical digital content and learning solutions are critical tools to help address the growing demand for skilled professionals in specialty occupations and close the widening global skills gap.
Our Strengths
A Trusted, Market-Leading Global Brand with Over a 130 Year History
McGraw Hill is an enduring brand that benefits from a loyal customer base. We believe that McGraw Hill is one of the most trusted and recognized education brands in the world, resonating with learners, instructors and institutions across the entire learning lifecycle. Our reputation is associated with high-quality content and accessible, digital-first learning solutions built up over more than 130 years.
Diversified Portfolio of Market-Leading Digital Learning Solutions Across the Entire Learning Continuum
We believe McGraw Hill is one of the largest and most well-known global education companies serving the entire learning lifecycle with market-leading digital learning solutions across K-12, higher education and professional learning, underpinned by differentiated, proprietary content and shared technology infrastructure. While we face competition from both large, established industry participants and new market entrants, we are a market leader across all of the markets we serve. And although diversified and driven by distinct fundamentals, our businesses benefit from our shared domain expertise, common capabilities, digital investment, infrastructure and brand.
Extensive Global Go-to-Market Reach
We believe we maintain one of the largest and most dynamic sales forces in the global education market, with nearly 1,500 sales professionals worldwide as of March 31, 2024 (Successor). This provides us with a vast reach and, combined with our trusted brand and digital platforms, drives considerable competitive advantages for our organization.
Long-Standing Customer Relationships Built Over Decades
We have developed and retained a highly loyal customer base throughout our history. For over 130 years, McGraw Hill has embraced market disruptions by continuing to innovate and meet the ever-changing

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
needs of the education ecosystem. We believe the strong value proposition offered by our curated content and digital-first learning solutions leads to ingrained customer loyalty.
Highly Profitable Business Model with a Strong Cash Flow Profile
The diversified end markets we serve, coupled with our long-standing customer relationships and resilient funding dynamics, mitigate the impact of recessionary cycles and help fuel steady cash flows and highly visible recurring revenue. We believe our efficient business model and distinct competitive advantages enable us to consistently generate significant cash flow to reinvest in both organic and inorganic growth opportunities. We are also a leveraged company that has substantial indebtedness and our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance. For more information on our indebtedness, see the Risk Factors discussed in “Risk Factors—Risks Related to Strategic Initiatives and Financings.”
Comprehensive Collection of High-Quality, Proprietary Digital Content
Through our flagship platforms, we deliver a combination of our rich, proprietary, curated content with personalized learning capabilities. With our deep understanding of preferences, pedagogies and standards, we partner with more than 27,000 authors and educators, more than 50 of whom are Nobel Laureates in various fields of study, who contribute to our large and growing content collection. We rely on these relationships and the recognition of our intellectual property rights therein to support our business.
Leveraging Data Assets to Drive Innovation and Improve Outcomes
During the fiscal year ending March 31, 2024, we had approximately 25.0 million Paid Digital Users, who are learners or educators in K-12 or Higher Education who purchase or have a license purchased on their behalf to gain access to one of our many digital solutions during the fiscal year. From this usage in fiscal year 2024 alone, we gleaned insights from more than 18 billion event records. We utilize our extensive datasets to identify where students are struggling, tailor instruction based on longitudinal student records, inform overall product enhancements, prioritize new product development and improve learner outcomes.
Mission-Driven Culture and Leadership Team with Track Record of Success
Our culture centers around our belief that diverse experiences enrich the way we learn, teach and grow. As a leading global education company that partners with millions of educators, learners and professionals worldwide, we strive to expand the possibilities of content and technology to build the relationships and ideas that support learning in a digitally connected world.
Our Growth Strategy
Cross-Sell and Up-Sell to Existing Customers
We believe our deep, established customer relationships and product innovation capabilities support our ability to expand existing customer relationships. Our land-and-expand strategy enables us to drive incremental revenue from existing customers through up-selling and cross-selling. We believe that, as learners and educators continue to appreciate the benefits of our digital solutions, we will see increased adoption and activation of new and existing solutions that address evolving customer needs and extend the value we offer.
Acquire New Customers
We have a substantial opportunity to bring new customers onto our platforms. With our trusted brand, global go-to-market reach and digital-first proprietary content solutions, we believe we are well positioned to continue acquiring new customers in the markets we serve. We believe we are a market leader at the forefront of innovation, developing digital-first solutions that address the rapidly evolving needs of our learners.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Invest in Technology-Enabled Innovation Across the Learning Lifecycle
Our scale and breadth of distribution and offerings across the learning lifecycle position us to actively invest in technology-enabled innovation. We expect to expand our revenue through novel solutions, which can be sold to existing and new customers. Our flagship platforms offer interactive simulations, 3-D models and experiential learning activities.
Leverage Product Data and Analytics to Drive Insights, Customer Retention and New Services
Our digital solutions transcend segments, geographies, personas and academic periods to drive data-driven insights from trillions of longitudinal learning interactions and further enhance our deep understanding of learning science. For the fiscal years ending March 31, 2024 (Successor) and 2023 (Successor), McGraw Hill had approximately 25.0 million and 24.4 million Paid Digital Users, respectively, and we recorded more than 18 billion annual event records across McGraw Hill platforms in the fiscal year ending March 31, 2024, generating insights into student performance and academic growth over time. We leverage these insights to inform product development, identify new services, enable consultative selling, create positive student feedback loops, enhance customer retention and empower instructors to deliver impact to every learner.
Increase Our International Presence
We are a global company delivering our proprietary content and software solutions in more than 100 countries and in more than 80 languages, with translations adapted to local customs and cultures, as needed. Our international-based sales force of over 350 employees with local market expertise across key business regions is core to our international strategy. We expect to continue expanding our presence in international markets across both English- and non-English-speaking countries and will do so by leveraging our existing investment in digital solutions, which are more easily distributed internationally compared to physical print products. As we continue to invest in and expand portions of our business, we face exposure to the inherent risks of doing business abroad. See “Risk Factors—Risks Related to Non-U.S. Operations and Sales—We face risks of doing business abroad.”
Proactive Approach to Strategic M&A Opportunities
To complement our organic growth efforts and product innovation investments, we will continue to assess opportunities to acquire or partner with other businesses that can help us achieve our mission and best serve our customers. We have an established track record of acquiring and integrating other businesses, including two recent strategic acquisitions, to expand our capabilities and offerings or enhance existing ones.
McGraw Hill’s Digital Ecosystem
Historically, the education industry has lagged behind other sectors in the adoption and deployment of technology. Many point solutions exist today but lack the comprehensiveness, pedagogical progression and technical integration required to meet the needs of the modern learner and educator.
McGraw Hill’s scaled, digital ecosystem spans K-12 to life with a holistic portfolio of education offerings. We are a centralized, product-led organization that understands the importance of delivering an integrated, outcomes-driven user experience. Our digital ecosystem is built upon shared technology infrastructure, shared academic design and shared product development capabilities that allow us to transform curated, proprietary content into modular digital learning experiences to impact multiple markets, geographies and audiences leveraging:
•Shared Cloud-Based Technology Infrastructure
Since our digital platform’s inception, our shared technology infrastructure has been at the core of our data flows and has allowed us to capture trillions of events across our digital solutions. These data flows provide deep insights into student performance and academic growth over time, which in turn allows

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
McGraw Hill to advance the efficacy of our adaptive algorithms, improve our content quality and provide better recommendations to learners, educators and administrators. Our common microservices architecture is foundational to our technology and product strategy, which relies on these shared services to quickly stand up new configurations of customer-facing digital products.
•Shared Capabilities
Our shared pedagogy, product development and deep analytics capabilities include academic design, UX/design, software engineering, program management, development operations, quality and performance engineering, accessibility, data science, and AI/machine learning.
•Pedagogically Proven Learning Experiences
We have developed a diverse portfolio of modular learning experiences across our ecosystem that combines our rich, proprietary content with our innovative shared technical capabilities supported by our unified technology infrastructure. We partner with more than 27,000 authors and educators, including over 50 Nobel laureates in various fields of study who contribute to our large and growing proprietary content collection.
•Flagship Platforms & Customer-Facing Digital Products
Our flagship platforms, K-12 ConnectEd, ALEKS and Higher Education Connect, sit at the center of the hybrid classroom experience. They support the overall workflow of the educator and learner with student rostering, entitlement and automated grading. Learner engagement happens within our platforms, ensuring that we own the user relationship and data flows. By leveraging common capabilities and reconfiguring existing technologies, we can bring to market new innovations quickly and cost-effectively, at scale.
•Rich Data Assets and Deep Analytics Enabling Feedback Loops
We believe that data tells a story. That story is only as powerful as the ability to translate data into actionable insights. By capturing rich cognitive, usage and executive function data, we believe we are heralding a new era of truly personalized learning, because no two learners are the same. Our ability to ingest and analyze this data at scale and in real time delivers learners and educators deep insights to enable personalized learning outcomes.
The Education End-Markets We Serve
We serve the needs of three primary customer end markets in education: K-12, higher education and professional. While the United States is our largest market, we serve customers in international markets through an expansive global distribution network.
K-12
We are a top two provider in the K-12 market in the United States, serving over 98% of public K-12 districts. We go to market with blended digital and print learning solutions as a holistic provider of end-to-end core, supplemental and intervention curricula to meet the needs of U.S. K-12 schools. Due to the staggered nature of state adoptions, the total sales opportunity varies from year to year. For the years ended March 31, 2024 (Successor) and 2023 (Successor), K-12 comprised approximately 46% and 49%, respectively, of total revenue.
Higher Education
We are a top two provider of digital and print learning solutions in the U.S. higher education market based on market share, serving 86% of U.S. higher education institutions. Higher education students and faculty are navigating the shift to a hybrid learning environment. To aid in this transition, we provide students, instructors and institutions with comprehensive digital course experiences for nearly every subject through our flagship Higher Education Connect and ALEKS platforms. For the years ended March 31, 2024

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(Successor) and 2023 (Successor), Higher Education comprised approximately 36% and 34%, respectively, of total revenue.
Global Professional
We are a global provider of medical, technical, engineering and business content for professionals. Through our subscription-based platforms, such as AccessMedicine, we provide healthcare professionals with comprehensive medical information, instant access to videos and self-assessment for high-stake certifications, clinical practice and continuing education, serving 95% of U.S.-based medical libraries. For each of the years ended March 31, 2024 (Successor) and 2023 (Successor), Global Professional comprised approximately 8% of total revenue.
International
We are a provider of comprehensive K-12 and higher education digital and print solutions in more than 100 countries and 80 languages outside the United States. For the years ended March 31, 2024 (Successor) and 2023 (Successor), International comprised approximately 10% of total revenue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Platinum Acquisition
On July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to a Securities Purchase Agreement, dated June 14, 2021 (as amended, the “Acquisition Agreement”), for a purchase price of $4.713 billion (the “Acquisition”). Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc. See Note 1, “Basis of Presentation and Accounting Policies,” and Note 3, “Business Combinations,” to our consolidated financial statements.
The diagram below depicts our simplified organizational structure following the Acquisition and the completion of this offering of our Common Stock. This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Achieve3000 Acquisition
On November 1, 2021, McGraw-Hill Education, Inc. acquired 100% of the equity interests in AC Holdco, Inc. (“Achieve3000”) pursuant to a Merger Agreement, dated August 28, 2021, for a purchase price of $701.1 million subject to typical closing adjustments (the “Achieve3000 Acquisition”). The Achieve3000 Acquisition was financed by an additional $575.0 million of incremental borrowings under the Term Loan Facility, an equity contribution of $125.0 million by Platinum and Company cash.
See Note 3, “Business Combinations,” to our consolidated financial statements.
Boards and Beyond Acquisition
On December 5, 2022, McGraw-Hill Education, Inc. acquired substantially all of the assets of Ryan Medical Education LLC, d/b/a Boards & Beyond (the “Boards and Beyond Acquisition”), a leader in supporting medical students with on-demand video libraries and question banks designed to help them efficiently learn the fundamentals of medical basic sciences and clinical medicine. We paid cash of $21.8 million at closing, subject to typical closing adjustments, and the agreement includes $3.7 million of other contingently payable amounts for a total purchase consideration of $25.4 million. In addition, the agreement includes $4.5 million of contingent payments if certain milestones are met, which would be recognized as post combination expense if paid. During the years ended March 31, 2024 (Successor) and 2023 (Successor), we recognized $2.7 million and $1.2 million, respectively, of post combination compensation expense, which is included within Operating and administrative expenses in the consolidated statements of operations included elsewhere in this prospectus.
See Note 3, “Business Combinations,” to our consolidated financial statements.
Summary Risk Factors
An investment in our Common Stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Common Stock. Among these important risks are the following:
•we operate in a highly competitive market, and we may not be able to compete successfully against current and future competitors, as well as compete against no-cost competitive products;
•our ability to protect our intellectual property and proprietary rights;
•our ability to win new adoptions, adapt to changing state academic standards, and anticipate and meet changes in timing and scope of federal, state and local education funding and enrollment;
•seasonality may cause fluctuations in our operating cash flow from quarter to quarter;
•the level of success of our acquisition and investment strategies;
•our ability to retain and recruit key personnel;
•the effect of various political and economic issues and our ability to comply with laws and regulations we are subject to, both in the United States and internationally;
•industry and market conditions, inflation and volatility;
•our reliance on third parties to help complete business functions including distribution, critical operational functions and supply of products;
•our ability to make accurate assumptions or estimations in preparing our financial statements and our ability to correctly implement any required changes based on such assumptions or estimations;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•Platinum’s significant influence over us and our status as a “controlled company” under the rules of the NYSE;
•our financial leverage, which could adversely affect our ability to raise additional capital to fund our operations, and other risks related to indebtedness, which included $3.539 billion face value of outstanding debt as of March 31, 2024 (Successor);
•our ability to adjust to developments in the economic or regulatory environment;
•our stock price may be volatile and you may not be able to sell shares at or above the price at which you executed your purchase;
•we do not anticipate paying dividends or repurchasing shares in the foreseeable future; and
•the other factors identified under the heading “Risk Factors” beginning on page 20 of this prospectus.
Our Relationship with Our Sponsor
Founded in 1995 by Tom Gores, Platinum is a global investment firm with approximately $48 billion of assets under management and a portfolio of approximately 50 operating companies that serve customers around the world. Platinum specializes in mergers, acquisitions and operations—a trademarked strategy it calls M&A&O®—acquiring and operating companies in a broad range of business markets, including manufacturing, distribution, transportation and logistics, equipment rental, metals services, media and entertainment, technology, telecommunications and other industries. Over the past 28 years, Platinum has completed more than 450 acquisitions.
Corporate Information
Our business was incorporated under the laws of the State of Delaware. Our principal offices are located at 8787 Orion Place, Columbus, Ohio 43240. Our telephone number is (614) 430-4000. We maintain a website, www.mheducation.com. The information on, or that can be accessed through, our website is not part of this prospectus and you should not rely on any such information in making the decision whether to purchase shares of our Common Stock.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The Offering

Issuer	McGraw Hill, Inc.
Common Stock offered by us	shares.
Underwriters’ option to purchase additional shares of Common Stock from the selling stockholder	The selling stockholder has granted the underwriters an option to purchase up to an additional shares of Common Stock at the public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus.
Common Stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Common Stock).
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $                 million, assuming an initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, we estimate that the net proceeds to the selling stockholder from this offering will be approximately $                 million, assuming an initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any such proceeds from the sale of shares by the selling stockholder if the underwriters exercise their option to purchase additional shares of Common Stock.
We currently expect to use the net proceeds from the sale of shares of Common Stock in this offering to pay down a portion of the Term Loan Facility. See “Use of Proceeds” beginning on page 49 for a more complete description of the intended use of proceeds from this offering and “Underwriting.” Following the consummation of this offering and use of proceeds therefrom, we expect to have approximately $                 million of borrowing outstanding thereunder.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Controlled company	After the completion of this offering, Platinum will continue to control approximately % of the voting power of our outstanding Common Stock (or % of the voting power of all of our outstanding shares of Common Stock if the underwriters exercise in full their option to purchase additional shares of Common Stock), and thus, in each case, hold more than a majority of the voting power of our outstanding Common Stock. As a result, we will be a “controlled company” under the NYSE corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management—Controlled Company Exception.”
Dividend policy	We have no current plans to pay dividends on our Common Stock to any holders of our Common Stock. Any decision to declare and pay dividends in the future will be, subject to our compliance with applicable law, made at the sole discretion of our board of directors and will depend on, among other things, general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions and subject to the covenants under our ABL Revolving Credit Facilities, Cash Flow Credit Facilities, Indentures and any other future indebtedness or preferred securities we may incur or issue, and such other factors as our board of directors may deem relevant. See “Dividend Policy” and “Description of Material Indebtedness.”
Exchange symbol	“MH”
Risk factors	You should read the “Risk Factors” section of this prospectus, together with all of the other information set forth in this prospectus, for a discussion of factors to consider carefully before deciding to invest in shares of our Common Stock.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The number of shares of our Common Stock outstanding after this offering is based on                  shares outstanding as of                     , 2024, and excludes the following:
•                 shares of Common Stock reserved for issuance under our current McGraw Hill, Inc. (formerly known as Mav Holding Corporation) Stock Incentive Plan (the “2021 Plan”), or                  shares of Common Stock reserved for issuance under our new 2024 Stock Incentive Plan (the “2024 Plan”) which we intend to adopt in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—Components of Compensation for the Year Ended March 31, 2024—Long-Term Incentive Plans—2024 Plan;”
•                 shares of our common stock issuable upon the exercise of outstanding stock options as of         , 2024, at a weighted average exercise price of $         per share, of which options are exercisable as of such date.
•Except as otherwise indicated, information in this prospectus reflects or assumes the following:
•no exercise of the underwriters’ option to purchase up to                  additional shares of Common Stock from the selling stockholder;
•an initial public offering price of $                 per share of Common Stock (the midpoint of the estimated price range set forth on the cover page of this prospectus); and
•the Offering Reorganization Transactions, which includes the effectiveness of our second amended and restated certificate of incorporation, stock conversion and a                  -for-                  stock split, which will occur prior to the consummation of this offering.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Summary Historical and Unaudited Consolidated Financial and Other Data
The following tables present summary historical consolidated financial and other data for McGraw Hill, Inc. and its subsidiaries as of and for the periods indicated. The Company’s summary historical financial data for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor),the period from April 1, 2021 to July 31, 2021 (Predecessor) and as of March 31, 2024 (Successor) and 2023 (Successor) have been derived from our consolidated financial statements, which are included elsewhere in this prospectus. For the period from June 8, 2021 to July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the Acquisition, which were not significant. The financial condition or results of operations for any period are not necessarily indicative of our future financial condition or results of operations.
In addition to presenting our results of operations in accordance with GAAP, the Company has included pro forma financial information as a supplement to the historical results of our Predecessor and Successor periods for the year ended March 31, 2022 referenced as “Pro Forma Combined.” This unaudited supplemental pro forma financial information is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing.
Furthermore, the Company also includes supplemental pro forma financial information as a supplement to the historical results of our Predecessor and Successor’s Adjusted EBITDA by segment and our key operating metric Billings for the year ended March 31, 2022 referenced as “Pro Forma Combined by Segment” and our Non-GAAP Financial Measures, including EBITDA and Adjusted EBITDA for the year ended March 31, 2022 referenced as “Pro Forma Combined”. This unaudited supplemental pro forma financial information is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing. For further discussion of pro forma operating results, see “Basis of Presentation—Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Combined Results.”
The information set forth below under the column heading “As Adjusted” gives effect to the effectiveness of the Offering Reorganization Transactions, which will occur prior to the consummation of this offering. The information set forth below under the column heading “As Further Adjusted” further adjusts for the consummation of this offering and use of proceeds therefrom by giving further effect to (i) the sale by us of                shares of Common Stock in this offering at an assumed initial public offering price of $                per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds to be received by us as described in “Use of Proceeds.”
You should read the following summary financial and other data below, together with the information under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes included elsewhere in this prospectus.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Successor			Predecessor	Pro Forma Combined
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands, except share and per share data)	2024	2023
					(unaudited)
Consolidated Statements of Operations
Revenue	$1,960,478	$1,947,773	$1,139,617	$650,603	$1,790,220
Cost of sales (excluding depreciation and amortization)	420,331	464,555	254,324	139,303	418,523
Gross profit	1,540,147	1,483,218	885,293	511,300	1,371,697
Operating expenses
Operating and administrative expenses	1,027,427	1,044,639	675,692	340,419	1,036,011
Depreciation	52,985	44,558	21,098	22,171	34,519
Amortization of intangibles	254,937	270,192	179,991	16,439	245,399
Impairment charge	49,500	312,000	405,000	—	405,000
Transaction costs	—	—	65,664	20,999	86,663
Total operating expenses	1,384,849	1,671,389	1,347,445	400,028	1,807,592
Operating (loss) income	155,298	(188,171)	(462,152)	111,272	(435,895)
Interest expense (income), net	326,438	278,219	161,754	54,859	214,623
(Gain) loss on extinguishment of debt	(3,415)	(4,552)	—	75,800	75,800
Other (income) expense	—	(8,000)	—	(3,500)	(3,500)
Income (loss) from operations before taxes	(167,725)	(453,838)	(623,906)	(15,887)	(722,818)
Income tax provision (benefit)	25,294	(49,734)	(25,668)	5,250	(48,564)
Net income (loss)	$(193,019)	$(404,104)	$(598,238)	$(21,137)	$(674,254)
Basic weighted average number of shares outstanding	156,362,027	156,333,807	155,569,267	10,885,475
Diluted weighted average number of shares outstanding	156,362,027	156,333,807	155,569,267	10,885,475
Basic earnings (loss) per share	$(1.23)	$(2.58)	$(3.85)	$(1.94)
Diluted earnings (loss) per share	(1.23)	(2.58)	(3.85)	(1.94)

	As Adjusted (1)	As Further Adjusted (2)	Successor
($ in thousands)	March 31, 2024	March 31, 2024	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Balance Sheet Data
Cash and cash equivalents	$—	$—	$203,618	$181,473
Total assets			5,808,164	6,071,669
Total liabilities			5,439,410	5,513,539
Total stockholders’ equity (deficit)			368,754	558,130
_____________
(1)Gives effect to the Offering Reorganization Transactions, which will occur prior to the consummation of this offering.
(2)Gives effect to the adjustments set forth in note (1) above as well as: (i) the sale by us of                  shares of Common Stock in this offering at an assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds to be received by us as described in “Use of Proceeds.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Successor			Predecessor
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
($ in thousands)	2024	2023
Statement of Cash Flow Data
Cash flows provided by (used for):
Operating activities	$236,156	$256,621	$231,612	$(25,917)
Investing activities	(136,109)	(162,321)	(5,287,667)	(35,481)
Financing activities	(77,243)	(204,566)	5,105,898	(48,750)
Non-GAAP Financial Measures
We include non-GAAP measures in this prospectus, including EBITDA and Adjusted EBITDA because they are a basis on which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business by allowing management to focus on the most meaningful indicators of our continuous operational performance. Although we believe these measures are useful for investors for the same reasons, we recommend that users of the financial statements note that these measures are not a substitute for GAAP financial measures or disclosures. We provide reconciliations of EBITDA and Adjusted EBITDA to the corresponding most closely related GAAP measure.

	Successor			Predecessor	Pro Forma Combined
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands)	2024	2023
					(unaudited)
Non-GAAP Financial Data
EBITDA (1)	$525,094	$196,266	$(216,857)	$96,445	$(165,208)
Adjusted EBITDA (1)	728,212	776,230	348,273	281,961	630,234
_____________
(1)For descriptions of EBITDA and Adjusted EBITDA and a statement of the reasons why management believes they provide useful information to investors, see “Basis of Presentation—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” The calculation of Adjusted EBITDA below is presented in accordance with our debt agreements. The results of such calculation could differ in the future based on the different types of adjustments that may be included in such respective calculations at the time.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Successor			Predecessor	Pro Forma Combined
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands)	2024	2023
					(unaudited)
Net income (loss)	$(193,019)	$(404,104)	$(598,238)	$(21,137)	$(674,254)
Interest expense (income), net	326,438	278,219	161,754	54,859	214,623
Income tax provision (benefit)	25,294	(49,734)	(25,668)	5,250	(48,564)
Depreciation, amortization and pre-publication amortization	366,381	371,885	245,295	57,473	342,987
EBITDA	$525,094	$196,266	$(216,857)	$96,445	$(165,208)
Change in deferred (a)	71,594	158,278	(4,019)	271	(3,748)
Restructuring and cost savings implementation charges (b)	32,548	20,572	9,994	1,524	11,518
Purchase accounting (c)	18,101	46,521	24,568	—	49,464
Sponsor fees (d)	10,000	10,000	6,695	1,167	10,000
Impairment charge (e)	49,500	312,000	405,000	—	405,000
Transaction and integration costs (f)	8,205	6,542	67,997	20,999	88,996
(Gain) loss on extinguishment of debt (g)	(3,415)	(4,552)	—	75,800	75,800
Other (h)	16,585	30,603	54,895	85,755	158,412
Adjusted EBITDA	$728,212	$776,230	$348,273	$281,961	$630,234
_____________
(a)Change in deferred

	Successor			Predecessor	Pro Forma Combined
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands)	2024	2023
					(unaudited)
Change in deferred revenue (i)	$62,516	$175,395	$2,080	$3,531	$5,611
Change in deferred royalties (ii)	12,384	(13,771)	(9,019)	(720)	(9,739)
Change in deferred commissions (iii)	(3,306)	(3,346)	2,920	(2,540)	380
Change in deferred	$71,594	$158,278	$(4,019)	$271	$(3,748)
_____________
(i)We receive cash up-front for most sales but recognize revenue over time recording a liability for deferred revenue at the time of sale. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—Revenue.”
(ii)Royalty obligations are generally payable in the period incurred with limited recourse.
(iii)Commissions are generally payable in the period incurred.
(b)Represents severance and other expenses associated with headcount reductions and other cost savings initiated as part of our formal restructuring initiatives.
(c)Represents the effects of the application of purchase accounting associated with the Acquisition, driven by the step-up of acquired inventory.
(d)For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the year ended March 31, 2022 (Pro Forma Combined), represents $10.0 million of annual advisory fees paid to Platinum Advisors. For the period from April 1, 2021 to July 31, 2021 (Predecessor), represents $3.5 million of annual management fees payable to entities affiliated with Apollo Global Management, LLC.
(e)For the year ended March 31, 2024 (Successor), we recorded a non-cash impairment charge of $49.5 million, reducing goodwill and indefinite-lived intangible trademarks by $40.5 million and $9.0 million, respectively. For the year ended March 31, 2023 (Successor), the Company recorded a non-cash impairment charge of $312.0 million reducing goodwill and indefinite-lived intangible trademarks by $258.0 million and $54.0 million, respectively.
For the period from August 1, 2021 to March 31, 2022 (Successor) and the year ended March 31, 2022 (Pro Forma Combined), the Company recorded a non-cash impairment charge of $405.0 million reducing the Higher Education goodwill and indefinite-lived intangible trademarks by $385.0 million and $20.0 million, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(f)This primarily represents transaction and integration costs associated with the Acquisition and the Achieve3000 Acquisition.
(g)For the year ended March 31, 2024 (Successor), the amount represents the redemption discount, the write-off of unamortized deferred financing fees and debt discount associated with the extinguishment of $50.0 million face value of the 2022 Unsecured Notes. For the year ended March 31, 2023 (Successor), the amount represents the redemption discount, the write-off of unamortized deferred financing fees, debt discount and other fees and expenses associated with the extinguishment of $71.5 million face value of the 2022 Secured Notes and $28.5 million face value of the 2022 Unsecured Notes. For the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), represents the write-off of unamortized deferred financing fees, debt discount and other fees and expenses associated with the extinguishment of the Predecessor debt as a result of the Acquisition.
(h)For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), the amount represents (i) acquisition related stock-based incentive compensation expense of $0.0 million, $15.6 million, $49.9 million, $85.1 million and $152.7 million, respectively, (ii) foreign currency exchange transaction impact of $3.1 million, $4.1 million, $0.5 million, $0.3 million and $0.8 million, respectively, and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.
Our Key Operating Metric
Billings is the key operating metric by which we measure our business.
We define Billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. Billings is a key metric used by management to manage our business and is the basis for all sales incentive compensation. We believe Billings provides investors with an important and consistent indicator of the health of our business. Billings includes amounts related to digital subscription contracts (“Digital Billings”), which is recognized as revenue ratably over the term of the subscription period and print amounts related to print product orders, which is recognized as revenue at the time of shipment, provided that all other conditions for revenue recognition have been met. Billings reflects the sales activity in a given period and provides comparability from period-to-period during this time of digital transition and growth. While we believe that Billings provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management, it is important to note that other companies, including companies in our industry, may not use Billings, may calculate Billings differently, may have different Billing frequencies or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of Billings as a comparative measure.
Our digital offerings are sold both on a standalone basis and as part of bundled or blended offerings. In instances where we sell digital with a print component, it is our policy to allocate the transaction price between the digital and print components and attribute value to each of the components in accordance with GAAP.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Billings by segment and Digital Billings by segment are presented in the tables below.

	Successor			Predecessor	Pro Forma Combined by Segment
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands)	2024	2023
					(unaudited)
Billings by Segment:
K-12	$945,546	$1,099,627	$390,269	$391,055	$781,324
Higher Education	718,697	679,782	527,671	148,435	676,106
Global Professional	155,161	153,514	101,182	54,298	155,480
International	203,590	190,245	122,407	60,346	182,753
Other	—	—	167	—	167
Total Billings	$2,022,994	$2,123,168	$1,141,696	$654,134	$1,795,830

	Successor			Predecessor	Pro Forma Combined by Segment
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands)	2024	2023
					(unaudited)
Digital Billings by Segment:
K-12	$443,204	$475,915	$137,809	$167,240	$305,049
Higher Education	649,635	589,811	446,512	114,570	561,082
Global Professional	99,247	92,073	57,814	32,344	90,158
International	101,789	84,356	60,631	18,180	78,811
Other	—	—	166	—	166
Total Digital Billings	$1,293,875	$1,242,155	$702,932	$332,334	$1,035,266

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
RISK FACTORS
An investment in our Common Stock involves risk. You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes, before investing in our Common Stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or growth prospects. The selected risks described below, however, are not the only risks that we face. Additional risks and uncertainties not currently known to us or those that we currently view to be immaterial could also materially and adversely affect our business, financial condition, results of operations or growth prospects. In such a case the trading price of our Common Stock could decline and you may lose all or part of your investment.
This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” The Company’s actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.
Risks Related to Our Customer Markets
We face competition from both large, established industry participants and new market entrants, the risks of which are enhanced due to rapid changes in our industry and market.
Our competitors in the market for education products include a few large, established industry participants. Some established competitors have greater resources and less debt than us and, therefore, may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Our competitors’ abilities to provide products that are more advanced, less expensive, more secure or provide other benefits that our products do not provide could adversely impact our ability to compete.
The market shift toward digital education solutions has induced both established technology companies and new start-up companies to enter certain segments of our market. The risks of competition are intensified due to the rapid changes in the products our competitors are offering, the products our customers are seeking and our sales and distribution channels, which create increased opportunities for significant shifts in market share. Competition may require us to reduce the price of some of our products or make additional capital investments and may result in reductions in our market share and sales.
Increased availability of and support for free or relatively inexpensive products may reduce demand for or negatively impact the pricing of our products.
Free or relatively inexpensive educational products are becoming increasingly available, particularly in digital formats and through the internet. For example, some governmental and regulatory agencies have recently increased the amount of information they make publicly available at nominal cost or for free. In recent years, there have also been initiatives by not-for-profit organizations to develop educational content that can be “open sourced” and made available to educational institutions for free or nominal cost. In addition, there have been initiatives by the U.S. federal government and certain state governments to enact legislation or regulations that mandate or favor the use by educational institutions of open sourced content and provide funding for the same. The increased availability of free or relatively inexpensive educational products may reduce demand for our products or require us to reduce pricing, thereby impacting our sales revenue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Generative artificial intelligence (“AI”) systems may make it easier for competitive instructional materials to be created which could negatively affect demand for or the pricing of our products.
Generative AI systems, such as ChatGPT, appear to be proficient at generating quality text and may in the future~~,~~ be used to create drafts of textbooks and other learning materials. The ability of providers of AI systems to ingest copyrighted content to train AI systems is currently unsettled under the law. In addition, although for the foreseeable future any text generated by such systems would likely require review and editing by a human subject matter expert, such systems could facilitate the creation of high-quality educational content. This, in turn, could lead to an increase in the number of competitive products, including an increase in open-source or other products that are free or relatively inexpensive, which could reduce demand for our products or require us to reduce pricing, thereby impacting our sales revenue. See “—Increased availability of and support for free or relatively inexpensive products may reduce demand for or negatively impact the pricing of our products.”
Increased customer expectations for lower prices or free/discounted bundled products could reduce sales revenue.
As the market has shifted to digital products, customer expectations for lower-priced products has increased due to customer awareness of reductions in marginal production costs and the availability of free or low-cost digital content and products. As a result, there has been pressure, on occasion, to sell digital versions of products at prices below their print versions and pressure to include products and materials that are given away as part of bundled offerings. Increased availability of lower-priced or free/discounted bundled products increases competitive pressure and could reduce our sales revenue.
Our failure to win new state adoptions could adversely affect our revenue.
A significant portion of our revenue is derived from sales of K-12 instructional materials pursuant to pre-determined adoption schedules. Due to the staggered nature of state adoptions, the total sales opportunity varies from year to year. For example, over the next few years, new adoptions are scheduled in one or more of the primary subjects of reading, language arts and literature, math, social studies and science in, among others, the states of California, Texas and Florida, which are the three largest adoption states. In each adoption decision for each state, we face significant competition and our materials are subject to approvals by state boards of education or other adoption authorities based on an evaluation of alignment to state academic standards and other criteria. Our failure to be selected to participate or do well in new state adoptions could materially and adversely affect our revenue for the year of adoption and subsequent years. In addition, pre-determined state adoptions can sometimes be delayed by the state unexpectedly. Such delays could affect the timing of sales in that state, and our operating results may be adversely affected.
Changes in state academic standards could affect our market and require investment in new or different products.
States may adopt new academic standards or revise existing academic standards, which may require us to significantly invest in the development of new products and/or make extensive modifications to our existing products that are offered for sale in those states. The timing of new or revised academic standards being adopted may not provide us with sufficient lead time to develop new products or modify our existing products or we may have to invest more than planned to complete such development or modifications within the allotted timeframe, which would adversely impact our return on investment.
Changes in the timing and scope of anticipated levels of federal, state and local education funding available for the purchase of instructional materials could adversely affect purchases for our K-12 products.
Public school districts are the primary customers for K-12 products. Most of those districts depend largely on state and local funding programs to purchase materials. In addition, many school districts also receive substantial funding through federal education programs. State, local or federal funding available

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
to school districts may be reduced as a result of reduced tax revenue, efforts to reduce government spending or increased allocation of tax revenue to other uses. Through Elementary and Secondary School Emergency Relief funds established in 2020 and 2021, the federal government allotted monies to significantly benefit primary and secondary schools. This approximately $190 billion in fiscal stimulus was meant to assist states in district reopening efforts, to facilitate the establishment of distance learning programs, to implement safety protocols and to provide emergency financial assistance to public school districts. These COVID-19-related funds are finite, and there is no assurance that we will be able to compensate for funding utilized to purchase learning materials once these federal funds expire in 2025. In addition, changes in the laws or regulations that give school districts flexibility in their use of funds previously dedicated exclusively to the purchase of instructional materials may reduce the share of district funds allocated to the purchase of instructional materials. Reductions in the amount of funding provided to school districts or reductions in the portion of those funds allocated to instructional materials could reduce demand for our K-12 products.
Factors that reduce enrollment at colleges and universities could adversely affect demand for our Higher Education products.
Enrollment in U.S. colleges and universities can be adversely affected by many factors, including demographic factors, changes in government and private student loan and grant programs, uncertainty about current and future economic conditions, general decreases in family income and net worth and a perception of uncertain job prospects for recent graduates. In addition, enrollment levels at colleges and universities outside the United States are influenced by the global and local economic climate, local political conditions and other factors that make predicting foreign enrollment levels difficult. While enrollment at degree-granting institutions in the United States has generally been steadily growing over the last several decades, enrollment levels have declined in recent years. Sales of our products can be impacted by reductions in enrollment levels and the use of free or very low-cost learning solutions.
Evolving policy changes, increasing political pressures, community activism and funding shifts may impact the adoption of our titles in the K-12 market and affect the timing and cost of development and implementation.
There has recently been an increase in the number and extent of political, regulatory and social influences that have the potential to affect state and local adoptions of instructional materials. In particular, political pressures and community activism, influences from various demographic groups, accessibility requirements and the growing number of English Language Learners and low-income students in certain districts, could each impact state and local adoptions of instructional materials. There has been an increase recently in accessibility requirements, in both the United States and the European Union. These factors could require unanticipated modifications to our programs, all of which could impact the sales of our programs. These factors have the potential to delay or impair sales of our products, result in our products becoming obsolete and/or cause us to incur additional product development costs.
The high degree of seasonality of our sales typically results in ebbs and flows in our revenues, which impacts our quarterly operating results and cash flows.
Our business is seasonal. Purchases of our Higher Education products have traditionally been made in the second and third quarters of the fiscal year for the semesters starting classes in September and January. During recent years, as the Higher Education business continues to shift towards digital sales, third fiscal quarter sales for the January semester have partially migrated to the fourth fiscal quarter. Purchases of K-12 products are typically made in the first and second quarters of the fiscal year for the beginning of the school year. This sales seasonality affects operating cash flow from quarter to quarter. There are months when we operate at a net cash deficit from our activities. This sales seasonality affects operating cash flow from quarter to quarter. There are months when we operate at a net cash deficit from our activities. In the year ended March 31, 2024 (Successor), we realized approximately 26%, 33%, 20% and 21% of our total revenue during the first, second, third and fourth fiscal quarters, respectively. We cannot make assurances that our second fiscal quarter revenue will continue to be sufficient to meet our

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
obligations or that they will be higher than revenue for our other quarters. This seasonality could cause quarterly cash flow challenges that make it difficult to meet our debt service requirements and other obligations, even if full fiscal year cash flow is adequate.
A change from up-front payment by school districts for multi-year licenses could adversely affect our cash flow.
In keeping with the past practice of curriculum adoption, school districts typically pay up-front when buying for multi-year periods. If school districts changed to spreading their payments to us over the term of the licenses, our near-term cash flow could be adversely affected.
Operational, Legal and Compliance Risks
Operational disruptions, malfunctions or intentional hacking of our technological systems such as our hosting systems and delivery platforms, or the technological systems of the third parties on which we rely, could adversely affect our operations or business and cause financial loss and reputational damage.
We depend on the internet and complex hosting systems, delivery platforms and other technological and interconnected systems to provide our products to our customers and to operate our business. We also rely on third parties for many critical operational functions, including with respect to third-party materials, software and services that are used in our products and business. See “—Risks Related to Distribution, Sourcing and Talent—We utilize the services of third-party suppliers, distributors, representatives and retailers for a substantial portion of our sales.” Operational disruptions, malfunctions, digital attacks or security breaches could materially harm our relationships with our customers, suppliers or employees, result in the loss or unauthorized disclosure of customer data, including personal information, impair our order processing, damage our reputation in the industry and with our customers, result in theft of our funds or proprietary information, adversely affect our ability to deliver our products to customers or more generally adversely affect the performance or availability of our products and our ability to conduct business, which could result in liability, enforcement action, harm to our reputation, loss of revenue or financial loss. Remote work has also become more common and has increased risks to our information technology systems and data as more of our employees utilize network connections, computers and devices outside of our premises or network, including working at home, while in transit and in public locations.
We have implemented and maintain policies and processes and we deploy data security measures, which we believe to be reasonably designed to monitor our information technology systems in an effort to prevent, detect, address and mitigate these risks and satisfy regulatory, contractual and other legal requirements in the United States and other countries as required by our global footprint. Our data security measures extend to our vendors, with respect to whom we conduct data security diligence (such as requiring them to respond to a detailed questionnaire, performing reviews of their security architecture and continuously monitoring their security practices), and if we become aware of any specific security risks, we actively address those risks with the vendor. We have from time to time experienced, and may continue to experience, cyber incidents. However, to our knowledge, no such incident to date has resulted in any material impact to our business or systems. While we have not experienced any material security incidents, we cannot assure that such a breakdown, disruption or breach will not occur in the future, or that our security measures will be sufficient to prevent all such incidents. We have disaster recovery plans in place and maintain insurance to cover operational risks, but this insurance may not cover all costs associated with the consequences of information being compromised.
The costs of eliminating or alleviating cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address or anticipate these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, distribution or other critical functions. Further, any breaches of our security measures or the accidental loss, inadvertent disclosure or

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
unauthorized dissemination of proprietary information or sensitive or confidential data, including personal information, about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us, our customers or the individuals affected to loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise materially harm our business. In addition, the cost and operational consequences of implementing further data protection measures could be significant. Failure to comply with the increasing number of domestic and foreign privacy laws or to adequately protect personal data could cause financial loss, regulatory enforcement action and reputational damage.
Failure to comply with privacy laws and regulations could have a material adverse impact on our reputation and financial performance.
Across our businesses we hold large volumes of personal information, including that of employees, customers and students. We are therefore subject to an increasing number of privacy and data protection laws, regulations and standards in the United States and in foreign jurisdictions where we conduct business, including but not limited to: (i) the Children’s Online Privacy Protection Act, which requires companies to obtain parental consent before collecting personal information from children under the age of 13 and sets forth, among other things, a number of restrictions related to what information may be collected with respect to children under the age of 13; (ii) the Family Educational Rights and Privacy Act and various state student data privacy laws in connection with the personal information of students; (iii) the Health Insurance Portability and Accountability Act (“HIPPA”), as amended in connection with our self-insured health plan; (iv) the Payment Card Industry Data Security Standard in connection with the collection and storage of payment card information from customers; (v) the General Data Protection Regulation, including as retained in U.K. law, and corresponding E.U. member state data protection laws applicable to us; and (vi) recently enacted U.S. state comprehensive data privacy laws, such as the California Privacy Protection Act, the Colorado Privacy Act, the Utah Consumer Privacy Act and the Virginia Consumer Data Protection Act. Other states are also considering similar legislation that may impose new requirements or obligations on our business and how we collect and use personal information. We may, in the future, be subject to other similar privacy laws, regulations and standards, both in the United States and in foreign jurisdictions where we conduct business.
Our failure to comply with applicable privacy laws, regulations and standards or prevent the improper use or disclosure of the personal information we hold could lead to penalties, significant remediation costs, reputational damage, potential cancellation of existing contracts, enforcement action and/or an impaired ability to compete for future business. In addition, such laws, regulations and standards may be modified with little or no public notice or interpreted or applied in new manners, and we may be unable to anticipate or prepare appropriately for such modifications, interpretations or applications. We may incur substantial costs or expenses in attempting to modify our systems or other technology to address changes in these regulations or interpretations thereof. If these laws and regulations are interpreted and applied in a manner that is inconsistent with our existing data privacy practices and/or if we fail to respond appropriately, we could be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity. Any inability to address privacy and security concerns, even if unfounded, could harm our reputation and business.
In January 2024, the U.S. Department of Education (“DOE”) issued a proposed rule that would alter the means by which higher education students participate in inclusive access and equitable access programs, which includes Inclusive Access. Currently, unless students opt-out of participating, they receive all required course materials which are offered for sale at below-market rates pursuant to agreements between institutions, publishers and campus bookstores. The proposal, among other things, would condition each student’s participation in inclusive access or equitable access plans on the student opting-in rather than the current process by which students automatically participate unless they opt-out. A panel of negotiators representing the DOE and 15 constituencies have been engaged in periodic reviews of the proposal since January 2024, which will continue through calendar year 2024, with the goal of reaching unanimous agreement. If the committee doesn’t reach consensus during the sessions, the DOE can subsequently recommend changes at its discretion, with the proposed rule subject to public

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
comment. Any regulatory change is not expected to take effect until July 2025 at the earliest. Instructional materials sold pursuant to inclusive access and equitable access programs have increased in recent years as a share of our Higher Education sales. If the DOE’s proposed rule takes effect, it would be expected to negatively impact the revenues of our Higher Education business.
Federal and state regulatory and policy changes may also affect our business. Changes in the Elementary and Secondary Education Act (“ESEA”) and/or state legislation and administrative policy decisions on matters such as assessment and accountability, curriculum and intervention could affect demand for our products. For more information, see “Business—Government Regulation.”
Defects in our digital products could cause financial loss and reputational damage.
In the fast-changing digital marketplace, demand for innovative technology has generally resulted in short lead times for producing products that meet customer specifications. Growing demand for innovation and additional functionality in digital products increases the frequency of the product development and product enhancement cycle, which in turn increases the risk that our products may contain flaws or corrupted data. These defects may only become apparent after product launch, particularly for new products and new features to existing products that are developed and brought to market under tight time constraints. Problems with the performance of our digital products could result in liability, cybersecurity vulnerabilities, loss of revenue or harm to our reputation. Additionally, we may suffer financial loss and reputational damage based on the nature and content of materials that we publish or distribute. Many factors affecting the acceptance and approval of the content in our products are beyond our control and can change over time, including federal, state and local legislation and regulations, as well as the political climate.
Our business is dependent upon our brand recognition and reputation, and if we fail to maintain or support our brand recognition or reputation, our business could be harmed.
We believe that we need to maintain and support our brand and our reputation in order to maintain our current customers and attract new customers. Many of our competitors have strong brand recognition. If we fail to maintain and support our brand recognition and reputation, it could influence our customers’ and potential customers’ perceptions of our products and lead them to choose competitors’ products over ours, thereby adversely impacting our business.
Our success in this area may depend on factors that are beyond our control, including: our ability to continue to offer high-quality, innovative and error- and bug-free products and platforms; our ability to maintain high customer satisfaction; our ability to successfully differentiate our products and platforms from those of our competitors; actions of competitors and other third parties; any misuse or perceived misuse of our products and platforms; cyber-attacks on or security breaches of our products and platforms or the platforms of our subcontractors; and adverse litigation, legislative or regulatory-related developments.
If our brand and reputation promotion activities are not successful, our operating results and growth may be harmed. Our competitors may have more resources than we do and may be able to devote greater resources to the development, promotion and sale of their products than we can. Even if we are successful in our promotional efforts, they may not be cost-effective. If we are unable to maintain consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.
Furthermore, unfavorable media relating to events or activities attributed to us, our employees, our partners or others associated with any of these parties, regardless of its accuracy, may tarnish our reputation and reduce the value of our brand. Negative publicity and loss of brand equity may reduce demand for our products and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time-consuming, and such efforts may not ultimately be successful.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Legal actions against us, including putative class action lawsuits, could be costly to defend and could result in significant damages.
In the ordinary course of business, we are occasionally involved in legal actions and claims against us arising from our business operations. We are a defendant in a putative class action lawsuit alleging that our methodology for calculating royalties payable to certain of our Higher Education authors breaches the terms of our author agreements. We filed a motion to dismiss the lawsuit with the Southern District of New York, which was granted in part, with the plaintiffs voluntarily dismissing the portion of their claim that was not dismissed. The plaintiffs have filed an appeal with the U.S. Court of Appeals for the Second Circuit on their breach of contract claim.
We may become subject, from time to time, to additional legal proceedings and claims. The outcome of such legal proceedings and claims are inherently difficult to predict. While we believe, based on our current knowledge, that the outcome of currently pending matters will not have a material adverse effect on our financial condition, it is possible that current or future matters may result in adverse judgments, damages, fines, penalties or other impacts, which might result in reputational damage, substantial costs and/or diversion of management’s attention and resources, all of which might adversely impact our business, overall financial condition and results of operations. We have liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. However, there can be no assurance that our liability insurance will cover our damages and, if our liability insurance does cover our damages, that the limits of coverage will be sufficient to fully cover all potential liabilities and costs of litigation.
For more information related to our material legal proceedings, see “Business—Legal Proceedings,” and Note 21, “Commitments and Contingencies,” to our consolidated financial statements.
Failure to act in accordance with generally accepted ethical business standards or comply with applicable statutes regarding bribery, corruption, fraud, sanctions and competition could result in substantial financial cost and adversely impact our reputation.
We, our employees and the third parties we associate with are expected to adhere to high standards of ethical conduct. We are also subject to various federal, state, local and foreign laws and regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, trade and economic sanctions laws and various antitrust and competition laws. We maintain compliance policies and conduct trainings that are designed to keep our practices in line with changing regulatory expectations and conducting the business in a legal and ethical manner. However, there is a risk that individuals associated with us, such as management, employees, sales agents or other third-party intermediaries or representatives, may take actions that violate applicable laws and regulations, for which we too could potentially be liable. Any regulatory inquiries or investigations could be costly, divert our management’s attention from other matters that are important to the operation of our business, harm our reputation or lead to litigation.
Increasing attention on environmental, social and governance (“ESG”) matters may impact our business, subject us to unforeseen liability or cause harm to our reputation.
Recently, various stakeholders, including lenders, customers, partners, local communities, regulators, public interest groups and consumers, are placing an increased focus on ESG matters, such as diversity, equity and inclusion, environmental protection and social responsibility. ESG standards are evolving. There are certain organizations that provide information to investors on ESG matters that have developed ratings processes for evaluating companies on their approach to such ESG matters with no universal standard applied for these ratings. While these ratings are used by some investors to inform their investment and voting decisions, they may result in misplaced focus on certain factors over others. If we are perceived, due to unfavorable ESG ratings or otherwise, to have not responded appropriately to those standards, regardless of whether there is a legal requirement to do so, such perception could have a negative impact on our reputation, which could, in turn, have a negative impact on our business, including as it relates to employee retention, consumer sales or investor interest.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
While we may, from time to time, communicate certain initiatives and goals regarding ESG matters, there is no guarantee that we will be able to achieve these initiatives or goals. Our ability to successfully execute these initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside of our control, and which could have a material negative impact on our business and reputation. Additionally, the implementation of these initiatives imposes additional costs and other administrative burdens on us. Different stakeholders may assess our achievement of these standards inconsistently, which could result in a negative perception or misrepresentation of our policies and practices, and perceptions held by our various stakeholders or the communities in which we do business may be impacted by our ability to meet the standards imposed on us or that we choose or aspire to achieve. Our failure, or perceived failure, to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards on the time frames we announce could have negative impacts on our business, financial condition and results of operations and expose us to liability, including litigation.
A number of our customers may also adopt, or have already adopted, policies that impose standards on us, such as environmental testing requirements, social responsibility standards or with respect to sustainability. The failure to meet our customers’ requirements could have an adverse impact on our business, including our ability to retain such customers. In addition, any ESG issues in our own supply chain, such as human rights, safety or environmental issues, could have an adverse impact on our business, including harm to our reputation.
Additionally, unethical or fraudulent activities perpetrated by our directors, officers, senior management, employees, third-party suppliers and partners could expose us to potential reputational damage. Damage to our reputation for these or any other reasons could have a material adverse effect on our financial condition and results of operations, and could require additional resources to rebuild our reputation. Further, failure to comply with applicable laws and regulations and failure to maintain an effective system of internal controls may subject us to fines or sanctions and incurrence of substantial legal fees and costs. Our operating expenses could increase due to implementation of and compliance with existing and future laws and regulations or remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.
Changes in accounting rules could adversely affect our future operating results.
Our consolidated financial statements are prepared in accordance with GAAP. These principles are subject to interpretation by various governing bodies, including the Financial Accounting Standards Board, that create and interpret appropriate accounting standards. Future periodic assessments required by current or new accounting standards may result in additional noncash charges and/or changes in presentation or disclosure. A change from current accounting standards could have a significant adverse effect on our reported financial position or results of operations.
Risks Related to Distribution, Sourcing and Talent
We utilize the services of third-party suppliers, distributors, representatives and retailers for a substantial portion of our sales.
In addition to our own sales force and websites, we offer and sell our products through a variety of third-party distributors, representatives and retailers. We do not ultimately control the performance of our third-party distributors, representatives and retailers to perform as required or to our expectations. Also, certain of our distributors, representatives or retailers may market and sell other companies’ products that compete with our products. The combination or loss of one or more of our distributors, representatives or retailers or their failure to effectively promote our products or otherwise perform in their functions in the expected manner could temporarily adversely affect our ability to bring our products to market and impact our revenue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
An insufficient supply of, or increases in the costs of, paper could adversely affect our financial results.
Our K-12 offerings, particularly our early grade offerings, typically bundle digital and print solutions. As a result, paper is one of the principal raw materials used in our K-12 products globally. Recently, factors such as raw material shortages, workforce challenges and the transition of mills from production of paper to production of cardboard has placed pressure on the paper supply chain, resulting in substantial increases in price. While we do not currently anticipate experiencing difficulty in obtaining adequate supplies of paper for operations, increases in price could adversely affect our results of operations and financial condition.
Consolidation and concentration in our distribution and retail channels for our Higher Education products could adversely affect our profitability and financial results.
Some of our distribution, digital fulfillment and retail channels have experienced significant consolidation and concentration or otherwise have significant market share. In particular, we sell our Higher Education products through a small number of third-party distributors and retailers who we also utilize for digital fulfillment, and consolidation of these distributors and retailers would result in fewer, larger entities with increased bargaining power and the ability to demand terms that are less favorable to us. This concentration could potentially place us at a disadvantage with respect to negotiations regarding pricing and other terms, which could adversely affect our profitability and financial results.
An adverse change in orders or payments by a material reseller could adversely affect our financial results.
A significant portion of our sales are to a small number of resellers. As of March 31, 2024 (Successor) and 2023 (Successor), two resellers comprised 25% and 30%, respectively, of the gross accounts receivable balance. No single reseller or other customer accounted for 10% of our gross revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor). An adverse change in orders or payments by a material reseller or other customer could adversely affect our financial results.
If and to the extent a material reseller were to experience severe financial difficulties, it would introduce potential risk to us that we will not be paid on a timely basis and/or in full in connection with the ongoing sale of our Higher Education products where we rely on such reseller or its agent for collection. We continue to monitor the financial condition of our resellers while addressing institution and student needs for access to our products.
Unexpectedly large returns could adversely affect our financial results.
We generally permit our distributors to return products they purchase from us. When we record revenue, we record an allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns vary by one percentage point from the estimate we use in recording our allowance, the impact on operating income would be approximately $2.5 million for the year ended March 31, 2024 (Successor).
We outsource the performance of many critical operational functions to third parties.
We utilize third parties for many critical operational functions, including general financial shared services, accounts payable, accounts receivable, royalty processing, printing, warehousing, distribution, technology support, online product hosting and certain customer support functions, and we may outsource additional functions to third-party providers in the future. Since those functions are provided by third parties, our ability to supervise and support the performance of those functions is limited.
In addition, we rely on arrangements with third-party shipping and freight forwarding companies for the delivery of our products. Freight and shipping charges may increase due to rising fuel cost, inflation or general price increases, and such increases would have an immediate adverse effect on our margins

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
unless we are able to pass the increased charges to our customers or renegotiate terms with our suppliers.
The loss of one or more of these third-party partners, a material disruption in their business or their failure to otherwise perform their functions in the expected manner could temporarily adversely affect our ability to deliver our products to customers or otherwise cause temporary disruptions in our business that would adversely affect our results of operations and financial condition.
We may not be able to retain or attract the key authors and talented personnel that we need to remain competitive and grow.
Our success depends, in part, on our ability to continue to attract and retain key authors and talented management, creative, editorial, technology, sales and other personnel. We operate in a number of highly visible industry segments where there is intense competition for successful authors and other experienced, highly effective individuals. Our successful operations in these segments may increase the market visibility of our authors and personnel and result in their recruitment by other businesses. There can be no assurance that we can continue to attract and retain key authors and talented personnel and, if we fail to do so, it could adversely affect our business.
Our ability to control our employee and related labor costs is generally subject to numerous external factors, including prevailing wage rates, availability of labor and adoption of new or revised employment and labor laws and regulations. Recent economic uncertainties in the United States have led to a labor shortage, which, in addition to rising inflation, has contributed to an environment of escalating wages and salaries. As minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage associates, but also the wages paid to our other employees as well. Should we fail to increase our wages competitively in response to increasing wage rates or labor shortages, the quality of our workforce could decline, causing our customer service to suffer. Additionally, any increase in the cost of our labor could have an adverse and material effect on our operating costs, financial condition and results of operations.
A significant increase in operating costs and expenses due to inflation or other causes could have a material adverse effect on our profitability and cash flow.
Recent inflationary pressure has resulted in increased raw material, labor, energy, freight, logistics and other operating expenses. The cost of producing and supplying our products could be impacted by significant inflation in labor, raw materials, transportation and warehouse costs. Since we may not be able to fully offset our higher costs through price increases or improve our productivity sufficiently to nullify such impact of cost inflation, any material increase in our operating expenses due to inflation or other causes could result in lower margins and adversely impact our results of operations and cash flow.
Risks Related to Our Intellectual Property
Our intellectual property and proprietary rights may not be adequately protected under current laws and an increase in unauthorized copying and distribution of our products could adversely affect our sales, and an increase in efforts to combat such activities could increase our expenses, which may adversely impact our business, financial condition and results of operations.
Our products are proprietary and we rely on recognition of our intellectual property rights in them. As a result, the sale price of our products is high relative to the cost of copying them. This disparity makes our products tempting targets for unauthorized copying and distribution by both end-users and illegal commercial enterprises. We rely on copyright, trademark and other intellectual property laws to establish and protect our proprietary rights in our products; however, there can be no assurance that those rights won’t be challenged or invalidated. Litigation regarding intellectual property matters could result in substantial costs and diversion of the attention of management and other resources, and could have an adverse effect on our operations.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Further, our intellectual property rights may be infringed upon or otherwise violated despite the existence of intellectual property laws. The risk of unauthorized copying and distribution of our products is greatest in the higher education and professional markets, where the purchasers of our products are usually students and other individual customers who generally obtain our products through channels that are more susceptible to being used for the distribution of unauthorized copies. In recent years, technological and market changes have facilitated the unauthorized copying and distribution of our products to students and other individual customers. Of particular note is the development of online distribution services that allow illegal commercial enterprises to utilize reputable and efficient marketplaces and fulfillment services for the distribution and sale of counterfeit copies of products. Our management believes that increases in unauthorized copying and distribution of our products, including through the increase of file-sharing between students, may have contributed to a decline in sales of our Higher Education products in recent years. The ability to remedy such violations may be limited, especially in foreign countries.
If we are unable to adequately protect and enforce our proprietary rights in our products, our competitive position may be harmed and our business and financial results could be materially and adversely impacted. While we and others in our industry have been, and continue to be, engaged in a variety of efforts to reduce the extent of counterfeit textbooks and other illegal copies of our products in the marketplace, further expansion of the unauthorized copying and distribution of our products could adversely affect our sales, and ongoing efforts to combat such activities could impact our expenses.
Additionally, in our agreements with customers, we may agree to indemnify them against any losses or costs incurred in connection with claims by a third party alleging that the customer’s use of our products infringes on the intellectual property rights of that third party. Accordingly, a customer accused of intellectual property infringement may seek indemnification from us. If we are required to indemnify or defend our customers from these or other claims, our financial condition and results of operations could be materially and adversely affected.
Risks Related to Strategic Initiatives and Financings
Our investments in new products and distribution channels may not be profitable.
In order to maintain a competitive position, we must continue to invest in new products and new ways to deliver them in order to enhance and improve our offerings to meet customer needs, which necessarily involves increased research and development costs and other costs associated with developing and adopting new technology. This is particularly true in the current environment where investment in new technology is ongoing and there are rapid changes in the products our competitors are offering, the products our customers are seeking, and our sales and distribution channels. Investments involve risks and uncertainties, some of which may differ from those historically associated with our operations and which could materially and adversely affect our business, results of operations and financial condition, including insufficient profit generation to offset liabilities assumed and expenses associated with the investment strategy and inability to identify new profitable business opportunities from expansion of existing products or services, among others.
Future acquisitions could disrupt our business and may divert management’s attention and, if unsuccessful, harm our business.
We may expand our business by making acquisitions that may not produce expected synergies, may be less profitable than expected, may consume substantial financial resources and/or may divert management’s attention from existing operations. Significant risks and uncertainties related to our acquisitions, which could materially and adversely affect our business, results of operations and financial condition, include the following:
•acquisitions that do not ultimately align strategically with our goals and growth initiatives;
•valuation methodologies that result in overpayment for an asset;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•failure to identify risks during diligence or to accurately quantify the probability, severity and potential impact of the risks on our business;
•exposure to new regulations, such as those in new geographies or those applicable to new products or services;
•inability to successfully integrate the acquired businesses, which may be more difficult, costly or time-consuming than anticipated, including inability to retain key employees, difficulties with integrating different business systems and technology platforms and consolidating corporate, administrative, technological and operational infrastructures;
•distraction of management’s attention away from existing business operations while coordinating and integrating new and sometimes geographically dispersed organizations;
•inability to preserve our and the acquired company’s customer, supplier and other important relationships;
•inability to adapt to challenges of new markets, including geographies, products and services;
•inability to adequately bridge possible differences in cultures, business practices and management philosophies;
•inability to successfully operate in a new line of business;
•substantial increases in our indebtedness; and
•issues not discovered in our due diligence process.
We may record future goodwill or indefinite-lived intangibles impairment charges related to our reporting units, which could materially adversely impact our results of operations.
We test our goodwill and indefinite-lived intangibles asset balances for impairment as of March 31 each fiscal year or more frequently if indicators are present or changes in circumstances suggest that impairment may exist. We assess goodwill for impairment at the reporting unit level and, in evaluating the potential for impairment of goodwill and indefinite-lived intangibles, we make assumptions regarding estimated net sales projections, growth rates, cash flows and discount rates. Although we use consistent methodologies in developing the assumptions and estimates underlying the fair value calculations used in our impairment tests, these estimates are uncertain by nature and can vary from actual results. Declines in the future performance and cash flows of the reporting unit or small changes in other key assumptions may result in future goodwill or indefinite-lived intangibles impairment charges, which could materially adversely impact our results of operations.
Our substantial indebtedness may restrict our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.
We are a leveraged company that has substantial indebtedness. As of March 31, 2024 (Successor), we had $3.539 billion face value of outstanding indebtedness (in addition to approximately $165.0 million of a U.S. revolving credit facility, subject to U.S. borrowing base capacity and approximately $35.0 million of a non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity available for additional borrowing under the ABL Revolving Credit Facilities), and between the date of the Acquisition and March 31, 2024 (Successor), we had total debt service of $761.1 million. Our substantial indebtedness could have important consequences. The agreements governing our indebtedness contain, and the agreements governing our indebtedness in the future may contain, restrictive covenants that limit, or may

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
in the future limit, our ability to engage in activities that may be in our long-term best interest and/or hinder our ability to grow in accordance with our strategies. For example, our indebtedness could:
•limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;
•limit our ability to guarantee indebtedness;
•pay dividends or make other distributions in respect of, repurchase or redeem, capital stock;
•make it more difficult for us to satisfy our obligations with respect to our indebtedness;
•require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing funds available to us for other purposes;
•limit our flexibility in planning for, or reacting to, changes in our operations or business;
•make us more vulnerable to downturns in our business or the economy;
•limit our ability to enter into transactions with affiliates, make strategic acquisitions, engage in development activities, introduce new technologies or exploit business opportunities;
•limit our ability to enter into agreements containing prohibitions affecting our subsidiaries’ ability to pay dividends;
•cause us to make non-strategic divestitures; or
•expose us to the risk of increased interest rates, as certain of our borrowings, including borrowings under the Credit Facilities are at variable rates of interest.
A breach of the covenants under the Indentures or under the Credit Agreements or other indebtedness that we incur in the future could result in an event of default under the applicable indebtedness. Such a default, if not cured or waived, may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision. In addition, an event of default under the Credit Agreements would permit the lenders under the Credit Facilities to terminate all commitments to extend further credit thereunder. Furthermore, if we were unable to repay the amounts due and payable under the Credit Facilities or other indebtedness that we incur in the future, those lenders could proceed against the collateral securing such indebtedness. In the event the lenders under the Credit Agreement or holders of the 2022 Notes accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.
For more information, see “Description of Material Indebtedness.”
We may not be able to generate sufficient cash flows from operations to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Additionally, we may not be able to obtain loans or other debt

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
financings on commercially reasonable terms or at all. Even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Credit Agreements and the Indentures restrict, and the agreements governing our indebtedness in the future may restrict, our ability to dispose of certain assets and use the proceeds from such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Because of these restrictions, we may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, financial position and results of operations and our ability to satisfy our obligations under our indebtedness.
The Indentures governing the 2022 Notes and the Credit Agreements governing the Credit Facilities contain, and the agreements governing our indebtedness in the future may contain, cross-default or cross-acceleration provisions that may result in all of the indebtedness issued under the Indentures and the Credit Agreements or such indebtedness to become immediately due and payable because of a default under an unrelated debt instrument.
Further, we conduct substantially all our operations through subsidiaries of McGraw-Hill Education, Inc. Our most significant assets are the equity interests that we directly and indirectly hold in those subsidiaries. As a result, we are dependent upon dividends and other payments from McGraw-Hill Education, Inc.’s subsidiaries to provide the funds necessary for us to make timely payments of the principal of, and interest on, our debt. If McGraw-Hill Education, Inc.’s subsidiaries do not generate sufficient cash from operations to make such payments or if such payments are restricted by law or agreements to which such subsidiaries are parties, we may not be able to obtain the necessary funds to pay our debt service.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Borrowings under the Credit Facilities are, and borrowings under the agreements governing our future indebtedness may be, at variable rates of interest and expose us to interest rate risk. As interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed may remain the same, and our profit and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. In April 2023 and June 2023, we entered into an amendment to the ABL Revolving Credit Agreement and to the Cash Flow Credit Agreement, respectively, which, among other things, replaced LIBOR with Term Secured Overnight Financing Rate (“ Term SOFR”) (of terms of one, three or six months, or if available and agreed to by such parties as specified in such agreement, other periods of twelve months or less than one month, in the case of the Revolving Credit Facility and ABL Revolving Credit Facilities, with a credit spread adjustment of 0.10% for all interest periods, and in the case of the Term Loan Facility, with a credit spread adjustment of 0.11448% (one-month interest period), 0.26161% (three-months interest period), 0.42826% (six-month interest period) and 0.71513% (twelve-months interest period)) under our Cash Flow Credit Facilities and ABL Revolving Credit Facilities with a Term SOFR floor of 0.50% and 0%, respectively. The transition to Term SOFR may result in increased interest expense to us, affect our ability in the future to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments and related hedges, which could adversely affect our business, results of operations and financial condition. A 100 basis-point increase in Term SOFR on our Cash Flow Credit Facilities debt balances outstanding as of March 31, 2024 (Successor) would increase our annual interest expense by $20.7 million. No debt balance was outstanding under the ABL Revolving Credit Facilities as of March 31, 2024 (Successor). In June 2023, we entered into an interest rate cap agreement for a notional amount of $1.2 billion to limit the maximum interest on a portion of our Term Loan Facility and decrease our exposure to interest rate variability when Term SOFR exceeds 5.33%. The interest rate cap will terminate on March 31, 2025.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Despite our substantial indebtedness, we may still be able to incur significantly more debt, which could intensify the risks described above.
We and our subsidiaries may be able to incur additional indebtedness in the future. For example, as of March 31, 2024 (Successor), we had approximately $200.0 million available for additional borrowing under the ABL Revolving Credit Facilities. In addition, although the terms of the agreements governing our indebtedness contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial and the agreements governing our indebtedness in the future may not contain these restrictions. Further, these restrictions will not prevent us from incurring obligations that do not constitute indebtedness. The more leveraged we become, the more we, and in turn our security holders, will be exposed to certain risks described above under “—Our substantial indebtedness may restrict our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.”
Our ability to use net operating losses and other tax attributes to offset future taxable income may be subject to limitations.
Various rules may limit our utilization of our net operating losses and other tax attributes to offset future taxable income, including certain limitations that will apply if we undergo a significant change in ownership.
As of March 31, 2024 (Successor), we had state net operating loss ("NOL") carryforwards of $89.4 million, of which most will be subject to expiration between 2034 and 2043. Our non-U.S. NOL carryforwards as of March 31, 2024 (Successor) are $65.0 million, predominantly in the United Kingdom, Spain, Chile, and Australia and are not subject to expiration.
The Tax Cuts and Jobs Act (the "TCJA"), as modified by the Coronavirus Aid, Relief, and Economic Security Act, (the "CARES Act"), also modified Section 163(j) of the Internal Revenue Code of 1986, as amended (the "Code"), to limit the deduction for business interest expense, in excess of business interest income, to 30% of adjusted taxable income for any taxable year beginning after December 31, 2017. Any business interest expense not allowed as a deduction in the taxable year is carried forward indefinitely. As of March 31, 2024 (Successor), we had a cumulative Code Section 163(j) interest expense limitation carryforward of $376.5 million.
Under Code Section 382, if a corporation undergoes an "ownership change", which is generally defined as a greater than 50% change, by value, in its equity ownership over any three-year period, the corporation's ability to use certain pre-change tax attributes (including NOL and business interest expense carryforwards) to offset its post-change income or taxes, as applicable, may be limited. As of March 31, 2024 (Successor), all of our state NOL and business interest expense carryforwards are potentially subject to the Code Section 382 limitation. If an ownership change occurs, and our ability to use our tax attributes is limited, it could impact our future operating results by effectively increasing our future cash tax obligations.
Risks Related to Non-U.S. Operations and Sales
We face risks of doing business abroad.
As we continue to invest in and expand portions of our business, we face exposure to the inherent risks of doing business abroad, including, but not limited to:
•lack of local knowledge or acceptance of our products and services;
•entrenched competitors;
•the need to adapt our products to meet local requirements;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•longer customer payment cycles in certain countries;
•limitations on the ability to repatriate funds to the United States;
•difficulties in protecting intellectual property, enforcing agreements and collecting receivables under certain foreign legal systems;
•compliance under the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws, including potential liability resulting from actions by our sales agents or other third-party intermediaries;
•the need to comply with local laws and regulations generally; and
•in some countries, a higher risk of political instability, economic volatility, terrorism, corruption, social and ethnic unrest.
Fluctuations between foreign currencies and the U.S. dollar could adversely affect our financial results.
We derived approximately 10%, 10%, 11% and 11% of our total revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively, from our international sales operations. The financial position and results of operations of our international operations are primarily measured using the foreign currency in the jurisdiction of operation of such business as the functional currency. As a result, we are exposed to currency fluctuations both in receiving cash from our international operations and in translating our financial results into U.S. dollars. For example, foreign exchange rates had a favorable impact on our revenue of $1.1 million for the year ended March 31, 2024 (Successor). We have operations in various foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the U.S. dollar is the functional currency. Our principal currency exposures relate to the Australian dollar, British pound, Canadian dollar, euro, Mexican peso and Singapore dollar. Assets and liabilities of our international operations are translated at the exchange rate in effect at each balance sheet date. Our income statement accounts are translated at the average rate of exchange during the period. A strengthening of the U.S. dollar against the relevant foreign currency reduces the amount of income we recognize from our international operations. In addition, certain of our international operations generate revenue in the applicable local currency or in currencies other than the U.S. dollar, but purchase inventory and incur costs primarily in U.S. dollars. While, from time to time, we may enter into hedging arrangements with respect to foreign currency exposures, variations in exchange rates may adversely impact our results of operations and profitability. The risks we face in foreign currency transactions and translation may continue to increase as we further develop and expand our international operations.
Changes in macroeconomic and geopolitical conditions can affect our business and results of operations.
Our business may be impacted by sustained uncertainty about global economic conditions; continued negative economic trends or instability; heightened trade and geopolitical tension abroad or among other countries in which we operate or from which we procure product; civil unrest; political instability; military conflict; or another recession. Changes in global economic conditions could impact our profitability and cash flows as a result of lower customer demand and increased pricing pressure. We may not be able to adequately adjust our cost structure in a timely fashion to remain competitive, which may cause our profitability to suffer.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our business is subject to the risks of fire, floods and other natural catastrophic events, and to interruption by man-made problems such as computer viruses, data security breaches or terrorism.
Across our business, we and our third-party providers manage complex operational and logistical arrangements including warehouses and distribution centers. Our facilities or those of our third-party providers could be subject to catastrophic loss or business interruptions due to extreme weather events, including as a result of climate change (such as drought, wildfires and increased storm severity and frequency), earthquakes, tornadoes, floods, hurricanes, fire, power loss, telecommunication and information systems failure or other similar events. We maintain disaster recovery and business continuity plans that would be implemented in the event of incidents such as severe weather events; however, we cannot be certain that our plans will fully protect us or our third-party providers. Our insurance coverage may be insufficient to recover all such losses or we may not be able to reestablish our operations and, as a result, our customers or suppliers may experience material disruptions in their operations as a result of such events, which could materially and adversely affect our business, financial condition and results of operations. Additionally, prolonged health concerns or political or governmental developments in countries in which we or our customers, partners and service providers operate could result in economic, social or labor instability, slow our sales process, result in customers not purchasing or renewing our learning platform or failing to make payments, and could otherwise have a material adverse effect on our business and our results of operations and financial condition.
We are also vulnerable to effects of man-made incidents such as computer viruses and data security breaches (see “—Operational, Legal and Compliance Risks—Operational disruptions, malfunctions or intentional hacking of our technological systems such as our hosting systems and delivery platforms, or the technological systems of the third parties on which we rely, could adversely affect our operations or business and cause financial loss and reputational damage.”), terrorism and war.
Impacts of any of these events at a key facility could affect our business and our employees, disrupt our daily business and/or restrict our ability to provide products to our customers. Further, if a natural disaster or man-made incident were to result in telecommunication or electrical failure or affect internet service providers, our customers’ abilities to access and use our learning platforms could be adversely affected. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made incident, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities and lengthy interruptions in service, any of which could adversely affect our business, results of operations and financial condition.
Risks Related to Our Relationship with Platinum and Being a “Controlled Company”
After the completion of this offering, we will be a “controlled company” within the meaning of NYSE rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of other companies that are subject to such requirements.
After the completion of this offering, Platinum will continue to control approximately         % of the voting power of our outstanding Common Stock (or         % of the voting power of all of our outstanding shares of Common Stock if the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder), and thus, hold more than a majority of the voting power of our outstanding Common Stock entitled to vote generally in the election of directors. Because Platinum will hold more than 50% of the voting power of our outstanding Common Stock, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and may elect not to

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
comply with certain corporate governance requirements, including the requirements that within one year of the date of the listing of our Common Stock:
•a majority of the members of our board of directors are “independent directors” as defined under the rules of the NYSE;
•our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process; and
•we complete an annual performance evaluation of our compensation and nominating and corporate governance committees.
Following this offering, we intend to utilize some of these exemptions. For example, we do not intend to have a majority of independent directors, our compensation and nominating and corporate governance committees may not be composed entirely of independent directors, and we may not perform annual performance evaluations with respect to such committees. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a “controlled company,” we will be required to comply with the above-referenced requirements within one year.
In addition, in response to the adoption of Rule 10C-1 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), by the Securities and Exchange Commission (the “SEC”), the national securities exchanges (including the NYSE) adopted amendments to their existing listing standards to comply with provisions of Rule 10C-1, which require, amongst other things, that:
•compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;
•compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and
•compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.
As a “controlled company,” we will not be subject to these compensation committee independence requirements.
Platinum controls us, and its interests may conflict with ours or other stockholders’ in the future.
After the completion of this offering, Platinum will continue to hold more than a majority of the voting power of our outstanding Common Stock entitled to vote generally in the election of directors. Platinum will be able to control the election and removal of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our Common Stock or other securities, payment of dividends, if any, on our Common Stock, the incurrence or modification of indebtedness by us, amendment of our second amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with the interests of our other stockholders. This concentration of voting control could deprive stockholders of an opportunity to receive a premium for their shares of Common Stock as

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
part of a sale of our company and ultimately might affect the market price of our Common Stock. This concentration of ownership may also adversely affect our share price.
Moreover, in accordance with our investor rights agreement, we have agreed to nominate to our board of directors a number of individuals designated by Platinum constituting a majority thereof. Pursuant to the investor rights agreement, Platinum will retain the right to designate a majority of our directors for so long as it beneficially owns at least 50% of the voting power of all shares of our outstanding stock entitled to vote generally in the election of our directors. See “Certain Relationships and Related Person Transactions—Agreements to Be Entered into in Connection with this Offering—Investor Rights Agreement” and “Description of Capital Stock.” In the event that Platinum ceases to own shares of our stock representing a majority of the total voting power, for so long as Platinum continues to own a significant percentage of our stock, it will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, Platinum will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers.
Platinum is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or whose interests are otherwise not aligned with ours. Our second amended and restated certificate of incorporation will provide that neither Platinum nor any of its affiliates or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Platinum and its affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.
Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our second amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.
Among other things, these provisions:
•permit our board of directors to establish the number of directors and fill vacancies and newly created directorships, other than certain directors who are nominated by Platinum pursuant to our investor rights agreement;
•establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms;
•provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 and 2/3% of the shares of Common Stock entitled to vote generally in the election of directors if Platinum and its affiliates cease to beneficially own at least 50% of shares of Common Stock entitled to vote generally in the election of directors;
•provide for the ability of our board of directors to issue one or more series of preferred stock, including “blank check” preferred stock;
•designate Delaware as the sole forum for certain litigation against us;
•provide for advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual stockholder meetings;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•provide certain limitations on convening special stockholder meetings once Platinum beneficially owns less than 50% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors;
•prohibit cumulative voting in the election of directors;
•provide that actions by our stockholders be taken only at an annual or special meeting of our stockholders, and not by written consent, in the event that Platinum beneficially owns less than 50% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors;
•provide (i) that the board of directors is expressly authorized to alter or repeal our amended and restated bylaws and (ii) that our stockholders may only amend our amended and restated bylaws with the approval of 66 and 2/3% or more of all of the outstanding shares of our stock entitled to vote, in the event Platinum beneficially owns less than 50% of the total voting power of all then-outstanding shares of our stock entitled to vote generally in the election of directors; and
•provide that certain provisions of our second amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 and 2/3% in voting power of the outstanding shares of our stock entitled to vote, in the event Platinum beneficially owns less than 50% of the total voting power of all then-outstanding shares of our stock entitled to vote generally in the election of directors.
Any provision of our second amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock. In addition, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Risks Related to Our Organizational Structure
We are a holding company. Our sole material asset after completion of this offering is our indirect equity interest in McGraw-Hill Education, Inc. and, as such, we will depend on our subsidiaries for cash to fund all of our expenses.
We are a holding company and will have no material assets other than our ownership of the stock of McGraw-Hill Education, Inc. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including McGraw-Hill Education, Inc., and such distributions may be restricted by covenants in our Credit Agreements and the Indentures and by any future agreements governing their indebtedness.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
The Company and its subsidiaries are subject to taxes by the U.S. federal, state, local and non-U.S. tax authorities. The future effective tax rates applicable to the Company and its subsidiaries as a group could be subject to volatility or adversely affected by a number of factors, including changes in the valuation of our deferred tax assets and liabilities, tax effects of stock-based compensation or changes in tax laws, regulations or interpretations thereof. In addition, we and our subsidiaries may be subject to audits of our income, sales and other taxes by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Risks Related to this Offering and Ownership of Our Common Stock
No market currently exists for our Common Stock, and an active, liquid trading market for our Common Stock may not develop, which may cause shares of our Common Stock to trade at a discount from the initial offering price and make it difficult for stockholders to sell the shares of Common Stock they purchase.
Prior to this offering, there has not been a public trading market for shares of our Common Stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, stockholders may have difficulty selling their shares of our Common Stock at an attractive price or at all. The initial public offering price per share of Common Stock will be determined by negotiations between us, the selling stockholder and the underwriters, and may not be indicative of the price at which shares of our Common Stock will trade in the public market after this offering. The market price of our Common Stock may decline below the initial offering price and stockholders may not be able to sell their shares of our Common Stock at or above the price they paid in this offering, or at all.
Stockholders will incur immediate and substantial dilution.
We anticipate the initial public offering price per share of our Common Stock will be substantially higher than the as further adjusted net tangible book value (deficit) per share of our Common Stock. Therefore, investors who purchase shares of our Common Stock in this offering will pay a price per share that substantially exceeds our as further adjusted net tangible book value (deficit) per share after this offering. Such investors will experience immediate dilution of $                per share, representing the difference between our as further adjusted net tangible book value (deficit) per share after giving effect to the Offering Reorganization Transactions, this offering and the assumed initial public offering price. Furthermore, such investors may experience additional dilution upon future equity issuances or upon the exercise of options to purchase our Common Stock granted to our employees, executive officers and directors under the 2021 Plan and the 2024 Plan that we intend to adopt in connection with this offering. See “Dilution.”
Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price, and could result in our financial statements becoming unreliable.
As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act (“Section 404”). Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a publicly traded company will place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports and will be less able to detect and prevent fraud.
In addition, as a publicly traded company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. We will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual report on Form 10-K for the year following our first annual report required to be filed with the SEC (subject to any change in applicable SEC rules). Section 404(a) requires that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Section 404(b) requires our

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting. We expect our first Section 404(a) assessment will take place for our annual report for the year ending March 31, 2026. We are in the process of evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to audit, our internal controls over financial reporting.
Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and the Public Company Accounting Oversight Board (the “PCAOB”) rules and regulations that require remediation. As a publicly traded company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.
To comply with the requirements of being a publicly traded company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our Common Stock may be adversely affected, and we could become subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to the capital markets.
Our stock price may change significantly following this offering, and stockholders may not be able to resell shares of our Common Stock at or above the price paid or at all, and could lose all or part of their investment as a result.
We, the selling stockholder and the underwriters will negotiate to determine the initial public offering price. Stockholders may not be able to resell their shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Customer Markets” and the following:
•results of operations that vary from the expectations of securities analysts and investors;
•results of operations that vary from those of our competitors compared to market expectations;
•changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
•changes in market valuations of, or earnings and other announcements by, companies in our industry;
•declines in the market prices of stocks generally, particularly those of information technology companies;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•departures of key management personnel;
•strategic actions by us or our competitors;
•announcements by us, our competitors or our vendors of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;
•changes in preference of our customers;
•changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer spending environment;
•changes in business or regulatory conditions which adversely affect our industry or us;
•future issuances, exchanges or sales, or expected issuances, exchanges or sales of our Common Stock or other securities;
•investor perceptions of or the investment opportunity associated with our Common Stock relative to other investment alternatives;
•investors’ responses to press releases or other public announcements by us or third parties, including our filings with the SEC;
•adverse resolutions relating to new or pending litigation or governmental investigations;
•guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•the development and sustainability of an active trading market for our stock;
•changes in accounting principles; and
•other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.
Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Common Stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.
Because we have no current plans to pay cash dividends on our Common Stock or to repurchase shares, stockholders may not receive any return on investment unless they sell their Common Stock for a price greater than that which they paid for it.
We currently expect to retain all available funds and future earnings for use in the operation and expansion of our business, as well as the repayment of debt, and have no current plans to pay dividends on our Common Stock or to repurchase shares. The declaration, amount and payment of any future dividends on our Common Stock will be at the sole discretion of our board of directors. In making such decisions regarding any future dividends, our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Facilities, 2022 Notes and other indebtedness we may incur and such other factors as our board of directors may deem relevant. See “Dividend Policy.”
As a result, stockholders may not receive any return on an investment in our Common Stock unless they sell our Common Stock for a price greater than their purchase price.
If securities or industry analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our Common Stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
We will incur significantly increased costs and become subject to additional regulations and requirements as a result of becoming a publicly traded company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.
As a publicly traded company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a privately held company, including costs associated with applicable reporting requirements. As a result of having publicly traded Common Stock, we will also be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Act, the PCAOB, as well as rules and regulations implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We anticipate that these costs will materially increase our general and administrative expenses. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, including expanded corporate governance standards, diverting the attention of management away from revenue-producing activities.
In addition, these laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a publicly traded company, we could be subject to delisting of our Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.
If we or our selling stockholder sell additional shares of our Common Stock after this offering or are perceived by the public markets as intending to sell them, the market price of our Common Stock could decline.
The sale of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our Common Stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                shares of our Common Stock outstanding. All of the shares of our Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act (“Rule 144”). See “Shares Eligible for Future Sale.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We, our directors, executive officers and holders of substantially all of the outstanding stock of McGraw Hill, Inc. immediately prior to this offering, including Platinum, have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock for 180 days from the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters. See “Underwriting.”
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that Platinum will continue to be considered an affiliate following the expiration of the lock-up period based on its expected shares of ownership and its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 180-day lock-up period, Platinum will have the right, subject to certain exceptions and conditions, to require us to register its shares of Common Stock under the Securities Act, and it will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Common Stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock issued pursuant to the 2021 Plan and/or the 2024 Plan that we intend to adopt in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                shares of our Common Stock.
If our directors, executive officers or significant stockholders sell a substantial amount of our Common Stock or are perceived by the public markets as intending to sell them, the market price of our Common Stock could decline or may make it more difficult for stockholders to sell their shares at a price they deem appropriate.
Sales of a substantial amount of shares of our Common Stock in the public market, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur, could cause the market price of our Common Stock to decline and may make it more difficult for stockholders to sell their Common Stock at a time and price that they deem appropriate. Upon completion of this offering, we will have a total of                shares of our Common Stock outstanding. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in the section titled “Underwriting,” not to sell, directly or indirectly, any shares of Common Stock without the permission of Goldman Sachs & Co. LLC on behalf of the underwriters for a period of 180 days following the date of this prospectus. We refer to such period as the “lock-up period.” When the lock-up period expires, we and our security holders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements could cause our market price to fall or make it more difficult for shareholders to sell their Common Stock at a time and price that they deem appropriate.
Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our second amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue                shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our second amended

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Common Stock, which may reduce its value.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our second amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”).
In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we will enter into prior to the consummation of this offering with our directors and officers provide that:
•we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by the DGCL, which provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;
•we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;
•we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that any such person is not entitled to indemnification;
•we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;
•the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and
•we may not retroactively amend our amended and restated bylaws provisions to reduce our indemnification obligations to directors, officers, employees and agents.
Our second amended and restated certificate of incorporation will contain exclusive forum provisions for certain stockholder litigation matters, which would limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our second amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of any fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees or agents to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL or our

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
second amended and restated certificate of incorporation or amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of the second amended and restated certificate of incorporation or amended and restated bylaws, (5) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine of the State of Delaware or (6) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our second amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act.
To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Neither the exclusive forum provision nor the federal forum provision of our second amended and restated certificate of incorporation will apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our second amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurances that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our second amended and restated certificate of incorporation, including the federal forum provision. Additionally, our stockholders cannot waive compliance with the federal securities laws and rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our second amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “should” or “seeks,” or in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, however; we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the developments in the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the developments in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results of operations, financial condition and liquidity or developments may not be indicative of results or developments in subsequent periods.
Any forward-looking statements we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.
There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following:
•the incurrence of substantial costs in connection with this offering;
•the competition our products and services face;
•our investments in new products and distribution channels;
•our failure to win new adoptions or reductions in anticipated levels of federal, state and local education funding available;
•the order patterns and payment schedules of customers and high degree of seasonality related to our business;
•changes in policy and funding shifts and the impact on our cost of development and implementation strategies;
•the effect of various political and economic issues and our ability to comply with laws and regulations we are subject to, both in the United States and internationally;
•our ability to adjust to developments in the economic or regulatory environment;
•increased availability of other free or inexpensive products and customer expectations related to lower prices;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•current and potential litigation involving us;
•malfunction or intentional hacking of our technological systems;
•compliance with privacy laws and adequate protection of personal data;
•defects in and an increase in unauthorized copying and distribution of our products;
•our ability to defend challenges to our intellectual property rights in our products;
•a material and sustained reduction in enrollment at colleges and universities;
•our reliance on third-party distributors and the effects of consolidation in the distribution and retail channels;
•costs and supply of paper products;
•large returns or changes in customer and/or reseller orders;
•our ability to retain and attract qualified authors, employees and key personnel;
•the global nature of our business, including the various laws and regulations applicable to us and fluctuations between foreign currencies and the U.S. dollar;
•general economic conditions, including industry and market conditions, inflation and volatility;
•our financing efforts, including our financial leverage and outstanding indebtedness;
•our ability to make accurate assumptions or estimations in preparing our financial statements and our ability to correctly implement any required changes based on such assumptions or estimations;
•our ownership structure;
•various environmental, social and governance initiatives;
•our stock price may be volatile and you may not be able to sell shares at or above the price at which you executed your purchase;
•we do not anticipate paying dividends or repurchasing shares in the foreseeable future;
•our dependence upon McGraw-Hill Education, Inc. and its controlled subsidiaries for our results of operations, cash flows and distributions; and
•our status as a “controlled company” and the extent to which Platinum’s interests following this offering conflict with our or your interests.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
USE OF PROCEEDS
We estimate that the net proceeds from the sale of     shares of Common Stock that we are selling in this offering will be approximately $     million at an assumed initial public offering price of $     per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, we will not receive any such proceeds from the sale of shares of our Common Stock by the selling stockholder in this offering if the underwriters exercise their option to purchase additional shares of Common Stock.
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of     shares in the number of shares sold in this offering by us, as set forth of the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may affect the amount of time prior to which we may need to seek additional capital.
We intend to use our net proceeds from this offering to repay approximately $     million of outstanding indebtedness under the Term Loan Facility.
As of March 31, 2024 (Successor), $2.1 billion was outstanding under the Term Loan Facility. The interest rate applicable to borrowings under the Term Loan Facility is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin (which is 3.75% for the Term Loan Facility) or (2) Term SOFR, plus an applicable margin (which is 4.75% for the Term Loan Facility). The interest rate on borrowings under the Term Loan Facility is subject to a Term SOFR floor of 0.50%. As of March 31, 2024 (Successor), the interest rate for the Term Loan Facility was 10.192%. The Term Loan Facility matures on July 28, 2028 and is subject to 1% annual amortization payable in equal quarterly installments.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DIVIDEND POLICY
We currently expect to retain all available funds and future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our Common Stock. The declaration, amount and payment of any future dividends on our Common Stock will be, subject to compliance with applicable law, at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our ABL Revolving Credit Facilities, Cash Flow Credit Facilities, Indentures and other indebtedness or preferred securities we may incur or issue and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.
McGraw Hill, Inc. is a holding company with no material assets other than indirect ownership of the stock of McGraw-Hill Education, Inc., and its operations are conducted through its wholly owned subsidiaries. Our operating subsidiaries are currently subject to certain restrictions and covenants under the ABL Revolving Credit Agreement, Cash Flow Credit Agreement and Indentures. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including McGraw-Hill Education, Inc., and such distributions may be restricted as a result of contractual agreements, including any future agreements governing their indebtedness. See “Risk Factors—Risks Related to Our Organizational Structure—We are a holding company. Our sole material asset after completion of this offering is our indirect equity interest in McGraw-Hill Education, Inc. and, as such, we will depend on our subsidiaries for cash to fund all of our expenses.” These restrictions and covenants may restrict the ability of those entities to make distributions to McGraw Hill, Inc. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Strategic Initiatives and Financings—Our substantial indebtedness may restrict our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.” Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our Common Stock.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CAPITALIZATION
The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2024:
•on an actual basis;
•on an as adjusted basis to give effect to the effectiveness of the Offering Reorganization Transactions, which will occur prior to the consummation of this offering; and
•on an as further adjusted basis to give effect to (i) the sale by us of     shares of Common Stock in this offering at an assumed initial public offering price of $     per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds to be received by us as described in “Use of Proceeds.”
The as further adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this capitalization table together with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness” as well as our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2024
($ in thousands, except per share data and par value)	Actual	As Adjusted	As Further Adjusted (1)
Cash and cash equivalents	$203,618	$—	$—
Debt:
Term Loan Facility (2)	$2,021,061
Revolving Credit Facility (3)	—
2022 Secured Notes (4)	799,915
2022 Unsecured Notes (5)	614,425
ABL Revolving Credit Facilities (6)	—
Other Indebtedness (7)	14,989
Total debt	$3,450,390	$—	$—
Stockholders’ equity (deficit) (8)
Class A voting common stock, par value $0.01, 175.0 million shares authorized, 155.0 million shares issued and outstanding; and no shares authorized, issued and outstanding, as adjusted	$1,550
Class B non-voting common stock, par value $0.01, 13.5 million shares authorized, 1,362,027 shares issued and outstanding; and no shares authorized, issued and outstanding, as adjusted	13
Common Stock, no shares authorized, issued and outstanding, actual; and par value $ , shares issued and outstanding, as adjusted	—
Additional paid-in capital	1,562,307
Accumulated deficit	(1,195,361)
Accumulated other comprehensive loss	245
Total stockholders’ equity (deficit)	368,754
Total capitalization	$3,081,636	$—	$—
_____________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds we receive in this offering and each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, after deducting the estimated underwriting discounts and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of     shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering and each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)The Term Loan Facility is presented at $2,021.1 million ($2,071.9 million face value less unamortized discount and deferred financing costs).
(3)The Revolving Credit Facility provides for $150.0 million in revolving credit commitments. As of March 31, 2024 (Successor), there was no borrowing outstanding under the Revolving Credit Facility.
(4)The 2022 Secured Notes are presented at $799.9 million ($828.5 million face value less unamortized discount and deferred financing costs). The Company repurchased $71.5 million of the 2022 Secured Notes during the year ended March 31, 2023 (Successor).
(5)The 2022 Unsecured Notes are presented at $614.4 million ($639.0 million face value less unamortized discount and deferred financing costs). The Company repurchased $50.0 million and $28.5 million of the 2022 Unsecured Notes during the year ended March 31, 2024 (Successor) and 2023 (Successor), respectively.
(6)The ABL Revolving Credit Facilities provide for (i) a $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity and (ii) a $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity. As of March 31, 2024 (Successor), there was no debt outstanding under the ABL Revolving Credit Facilities.
(7)Represents certain finance lease obligations for computer systems, office equipment and vehicles. See Note 16, “Leases,” to our audited consolidated financial statements for further discussion of our finance leases.
(8)Stockholders’ equity (deficit) on an as further adjusted basis gives effect to this offering of shares of our Common Stock as contemplated by this prospectus, and does not give effect to any exercise of the underwriters’ option to purchase additional shares of Common Stock from the selling stockholder for 30 days following the date of this prospectus. If the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, then the total Stockholders’ equity as of March 31, 2024 (Successor), on an as further adjusted basis, would be      .
The above discussion and table are based on     shares of our Common Stock outstanding as of      , 2024 and excludes the following:
•     shares of Common Stock reserved for issuance under the 2021 Plan or     shares of Common Stock reserved for issuance under the 2024 Plan, which we intend to adopt in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—Components of Compensation for the Year Ended March 31, 2024—Long-Term Incentive Plans—2024 Plan;”
•     shares of our common stock issuable upon the exercise of outstanding stock options as of      , 2024, at a weighted average exercise price of $     per share, of which options are exercisable as of such date;
•No exercise of the underwriters’ option to purchase up to     additional shares of Common Stock from the selling stockholder.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DILUTION
If you purchase any of the shares offered by this prospectus, you will experience dilution to the extent the offering price paid by purchasers of our Common Stock in this offering will exceed the as further adjusted net tangible book value (deficit) per share of our Common Stock upon completion of this offering.
As of March 31, 2024, we had as adjusted net tangible book value (deficit) of $     million, or $     per share of Common Stock. As adjusted net tangible book value (deficit) is equal to total tangible assets less total liabilities, which is not included within stockholders’ equity, after giving effect to the effectiveness of the Offering Reorganization Transactions, which will occur prior to the consummation of this offering, assuming such transactions had taken place on March 31, 2024. As adjusted net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit) by the aggregate number of shares of our Common Stock outstanding, after giving effect to the adjustment described above.
After giving further effect to our sale of shares of Common Stock in this offering at an assumed initial public offering price of $     per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the use of proceeds therefrom as described in “Use of Proceeds,” after deducting the underwriting discounts and estimated offering expenses payable by us, our as further adjusted net tangible book value (deficit) as of March 31, 2024 would have been $     million, or $ per share of Common Stock. This represents an immediate increase in as further adjusted net tangible book value (deficit) of $ per share to our existing stockholders and an immediate dilution of $     per share to new investors purchasing shares of Common Stock in this offering.
The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of Common Stock		$
As adjusted net tangible book value (deficit) per share as of March 31, 2024	$
Increase in as further adjusted net tangible book value (deficit) per share of Common Stock attributable to investors in this offering and the use of proceeds from this offering	$
As further adjusted net tangible book value (deficit) per share of Common Stock after giving effect to this offering		$
Dilution per share of Common Stock to new investors in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) our as further adjusted net tangible book value (deficit) by approximately $     million, or approximately $     per share, and the dilution per common share to new investors in this offering by approximately $     per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of     shares in the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as further adjusted net tangible book value (deficit) per share by approximately $     million and decrease (increase) the dilution per share to new investors by approximately $     , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, as of March 31, 2024, on the same as adjusted basis, the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share of Common Stock paid by existing stockholders or to be paid by new investors purchasing shares

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
of Common Stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares of Common Stock:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Owners		%	$	%	$
New investors in this offering
Total		100%	$	100%	$
The outstanding share information in the table above is based on     shares of Common Stock outstanding as of      , 2024 and excludes:
•     shares of Common Stock reserved for issuance under the 2021 Plan or      shares of Common Stock reserved for issuance under the 2024 Plan, which we intend to adopt in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—Components of Compensation for the Year Ended March 31, 2024—Long-Term Incentive Plans—2024 Plan;”
•     shares of our common stock issuable upon the exercise of outstanding stock options as of      , 2024, at a weighted average exercise price of $      per share, of which options are exercisable as of such date.
If the underwriters exercise their option to purchase additional shares of Common Stock from the selling stockholder in full, the percentage of shares of our Common Stock held by our existing stockholders would be reduced to      , or approximately      % of the total shares of Common Stock outstanding after this offering, which would increase the number of shares held by new investors to      , or approximately      % of the total shares of Common Stock outstanding after this offering.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Our actual results could differ materially from such forward-looking statements. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Company Overview
McGraw Hill is a leading global education company serving the entire learning lifecycle, from K-12 to higher education and through professional learning. We have impacted hundreds of millions of learners and educators with our trusted content, accessible and adaptive digital platforms and analytics-driven solutions to support personalized learning at scale. On an annual basis, we reach nearly 61 million learners and educators worldwide. We know that education positively impacts lives and, for more than 130 years, we have continuously innovated to help educators and institutions unlock the potential of each learner.
Leveraging technology to enhance learning outcomes is core to what we do. Over the last decade, we have invested more than $2 billion in our digital solutions and capabilities and continue to invest and drive development through a team of nearly 300 software engineers. Our digital solutions benefit from shared technology infrastructure, deep pedagogical expertise and our globally recognized McGraw Hill brand. This allows us to drive high-velocity and cost-efficient product releases at scale that we believe addresses the needs of the learning lifecycle globally. Additionally, we utilize our data analytics capabilities to generate continuous feedback loops that drive product and go-to-market innovation.
For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), we generated revenue of $1,960.5 million, $1,947.8 million, $1,139.6 million, $650.6 million and $1,790.2 million, respectively, and a net loss of $193.0 million, $404.1 million, $598.2 million, $21.1 million and $674.3 million, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), we generated Billings of $2,023.0 million, $2,123.2 million, $1,141.7 million, $654.1 million and $1,795.8 million, respectively, including Digital Billings of $1,293.9 million, $1,242.2 million, $702.9 million, $332.3 million and $1,035.3 million, respectively, and Adjusted EBITDA of $728.2 million, $776.2 million, $348.3 million, $282.0 million and $630.2 million, respectively.
See “—Key Operating Metric” and “—Non-GAAP Financial Measures.”
Recent Transactions
Platinum formed McGraw Hill, Inc. (formerly known as Mav Holding Corporation) on June 8, 2021, and on July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to the Acquisition Agreement for a purchase price of $4.713 billion. Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc.
The Acquisition was financed by (1) proceeds from $900.0 million of 2022 Secured Notes, $725.0 million of 2022 Unsecured Notes, $1,550.0 million of term loans borrowed under the Cash Flow Credit Agreement, $67.5 million of revolving loans borrowed under the Cash Flow Credit Agreement and $107.5 million of revolving loans borrowed under the ABL Revolving Credit Agreement (collectively referred to as the “Financing Transactions”) (see “Description of Material Indebtedness”) and (2) an equity investment of $1,425.0 million for shares of Class A voting common stock (the “Equity Investment”). The Acquisition occurred simultaneously with the closing of the Financing Transactions and the Equity Investment and the repayment and termination of our previously outstanding debt.
On November 1, 2021, McGraw-Hill Education, Inc. acquired 100% of the equity interests in Achieve3000 pursuant to a Merger Agreement, dated August 28, 2021, for a purchase price of $701.1 million subject to typical closing adjustments. The Achieve3000 Acquisition was financed by an additional $575.0 million of incremental borrowings under the Term Loan Facility, an equity contribution of $125.0 million by Platinum and our cash.
On December 5, 2022, McGraw-Hill Education, Inc. acquired substantially all of the assets of Ryan Medical Education LLC, d/b/a Boards & Beyond (the “Boards and Beyond Acquisition”), a leader in supporting medical students with on-demand video libraries and question banks designed to help them efficiently learn the fundamentals of medical basic sciences and clinical medicine. We paid cash of $21.8 million at closing, subject to typical closing adjustments, and the agreement includes $3.7 million of other contingently payable amounts for a total purchase consideration of $25.4 million. In addition, the agreement includes $4.5 million of contingent payments if certain milestones are met, which would be recognized as post combination expense if paid. During the years ended March 31, 2024 (Successor) and 2023 (Successor), we recognized $2.7 million and $1.2 million, respectively, of post combination compensation expense, which is included within Operating and administrative expenses in the consolidated statements of operations.
Unaudited Pro Forma Combined Results
The term “Predecessor” refers to McGraw-Hill Education, Inc. prior to giving effect to the consummation of the Acquisition and reflects the period from April 1, 2021 to July 31, 2021. The term “Successor” refers to McGraw Hill, Inc. after giving effect to the consummation of the Acquisition and reflects the years ended March 31, 2024 and 2023 and the period from August 1, 2021 to March 31, 2022, as applicable. For the period from June 8, 2021 to July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the Acquisition, which were not significant. The

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
accompanying financial results includes a black line division to distinguish the Predecessor and Successor periods and to indicate that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable.
Our results of operations as reported in our consolidated financial statements for the above periods are prepared in accordance with Generally Accepted Accounting Principles (“GAAP”). GAAP requires that we bifurcate our results between Predecessor and Successor periods, including the period from August 1, 2021 to March 31, 2022 and the period from April 1, 2021 to July 31, 2021 for the year ended March 31, 2022.
In addition to presenting our results of operations in accordance with GAAP, we have included pro forma financial information as a supplement to the historical results of our Predecessor and Successor periods for the year ended March 31, 2022 referenced as “Pro Forma Combined.” This unaudited supplemental pro forma financial information is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing. See “Unaudited Supplemental Pro Forma Combined Financial Information.”
Furthermore, we also include pro forma financial information as a supplement to the historical results of our Predecessor and Successor’s Adjusted EBITDA by segment and our key operating metric Billings for the year ended March 31, 2022 referenced as “Pro Forma Combined by Segment” and our Non-GAAP Financial Measures, including EBITDA and Adjusted EBITDA for the year ended March 31, 2022 referenced as “Pro Forma Combined”. This unaudited supplemental pro forma financial information is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing.
The Education Ecosystem We Serve
We serve the needs of three primary customer end markets in education – K-12, higher education and professional. While the United States ("U.S.") is our largest market, we serve customers in international markets through an expansive global distribution network.
Our K-12 segment represented 46%, 49%, 41% and 50% of total revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively.
Our Higher Education segment represented 36%, 34%, 39% and 33% of total revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively.
Our Global Professional segment represented 8%, 8%, 9% and 8% of total revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor).
Our International segment represented 10% of total revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor).
The remaining total revenue relates to adjustments made for in-transit product sales, which are included in the segment “Other.”
Our revenue models across each of our business segments are transforming along with our customers’ increasing adoption of digital learning solutions. In general, our digital solutions are sold on a subscription basis with high renewal rates, which provides a more stable and predictable long-term revenue model.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
K-12
We are a top two provider in the K-12 market in the U.S., serving over 98% of public K-12 districts. In the K-12 market in the U.S., we primarily sell curriculum and learning solutions, which include our core basal programs, Supplemental and Intervention products, formative assessment tools, teaching resources and professional development programs. According to the National Center for Education Statistics, U.S. Department of Education (“NCES”), PreK-12 enrollments in the U.S. were approximately 49.6 million as of Fall 2022 for public schools and approximately 4.7 million as of Fall 2021 for private schools. We sell our learning solutions directly to school districts across the U.S. The process through which products are selected and procured for classroom use varies throughout the U.S. Fifteen states, known as adoption states, approve and procure new basal programs, usually every five to eight years on a state-wide basis for each major area of study, before individual schools or school districts are permitted to schedule the purchase of materials. In all remaining states, known as open territories, each individual school or school district can procure materials at any time, though they usually do so on a five- to eight- year cycle. The student population in adoption states represents approximately 42% of the U.S. elementary and secondary school-age population. Many adoption states provide “categorical funding” for instructional materials, which means that state funds cannot be used for any other purpose. While we offer all of our curriculum and learning solutions in digital format, given the varying degrees of maturity of our customers’ technological infrastructure, a majority of our K-12 sales are derived from blended print and digital solutions.
On November 1, 2021, we acquired Achieve3000. Achieve3000 is a recognized leader in differentiated instruction and learning acceleration for K-12 students in 41 countries, including each of the 50 U.S. states and the District of Columbia. Achieve3000 delivers a comprehensive suite of digital solutions that significantly accelerate and deepen learning in literacy, math, science, social studies and English language arts. Using personalized and differentiated solutions, Achieve3000 enables educators to help all students achieve accelerated growth. For more than five million students in grades K-12, Achieve3000 improves high-stakes test performance and drives college and career readiness.
Higher Education
We are a top two provider of digital and print learning solutions in the U.S. higher education market based on market share, serving 86% of U.S. higher education institutions. Higher education students and faculty are navigating the shift to a hybrid learning environment. To aid in this transition, we provide students, instructors and institutions with comprehensive digital course experiences for nearly every subject through our flagship Higher Education Connect and ALEKS platforms. Over 4,500 U.S. and international colleges and 75,000 educators use McGraw Hill to facilitate learning and increase student engagement in remote and hybrid classrooms.
We provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products. In Fall 2022, the number of students who were enrolled in postsecondary institutions was 18.9 million. Although we cover all major academic disciplines, our content portfolio is organized into three key disciplines: (i) Business, Economics & Computing; (ii) Science, Engineering & Math; and (iii) Humanities, Social Science & Languages. Our top selling products include Economics: Principles, Problems, and Policies (McConnell/Brue/Flynn), ALEKS, Managerial Accounting (Garrison) and The Art of Public Speaking (Lucas). The primary users of our solutions are students enrolled in two- and four-year non-profit colleges and universities, and to a much lesser extent, for-profit institutions. A key distribution model for Higher Education is Inclusive Access, a course material affordability program, designed by institutions and guided by the U.S. Department of Education. Inclusive Access has saved students over $1 billion since fiscal year 2018. Inclusive Access offers students choice in selecting the learning resources that are right for them.
We sell our Higher Education solutions to well-known online retailers and distribution partners, who subsequently sell to students. Our own direct-to-student sales channel is increasing via our proprietary e-commerce platform, which currently represents our largest distribution channel in this segment. Although

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
we sell our products to the students as end users, it is the instructor who often makes the ultimate decision regarding new materials for the course. We have longstanding and exclusive relationships with many authors and nearly all of our products are covered by copyright in major markets, providing us the exclusive right to produce and distribute such content in those markets during the applicable copyright terms.
Global Professional
We are a global provider of medical, technical, engineering and business content for professionals. The professional market is plagued with a growing shortage of qualified professionals such as physicians and other high-demand healthcare workers. Through our subscription-based platforms, such as AccessMedicine, we provide healthcare professionals with comprehensive medical information, instant access to videos and self-assessment for high-stake certifications, clinical practice and continuing education.
Our digital subscription products are sold to approximately 2,500 customers, including corporations, academic institutions, libraries and hospitals. Our digital subscription products had a greater than 95% annual retention rate in the year ended March 31, 2024 (Successor).
In December 2022, we acquired substantially all the assets of Ryan Medical Education LLC, d/b/a Boards & Beyond (the "Boards and Beyond Acquisition"), a leader in supporting medical students with on-demand video libraries and question banks designed to help them efficiently learn the fundamentals of medical basic sciences and clinical medicine.
International
We are a provider of comprehensive digital and print solutions in more than 100 countries and 80 languages outside the U.S. Through our expansive global distribution network, we serve the needs of learners and educators throughout the world with our K-12 and higher education solutions that primarily originate or are adapted from our U.S.-based solutions. Sales of our digital offerings are growing significantly in the international market, and we are continuously increasing our inventory of digital solutions. Increased global usage of the English language also drives increased demand for minimally adapted digital learning solutions and printed educational instructional materials.
Other
Other represents certain transactions or adjustments that are unusual or non-operational. In addition, adjustments made for in-transit product sales, timing-related corporate cost allocations and other costs not attributed to a single operating segment are recorded within Other.
Factors Affecting Our Performance
Ability to Cross-Sell and Up-Sell to Existing Customers
We believe our deep, established customer relationships and product innovation capabilities support our ability to expand existing customer relationships. Our land-and-expand strategy enables us to drive incremental revenue from existing customers through up-selling and cross-selling additional existing solutions and offering new solutions that address emerging customer needs. Our ability to increase sales to existing customers will depend on a number of factors, including the level of satisfaction with our solutions, competition, pricing, economic conditions and spending by customers on our solutions. We believe that, as learners and educators continue to appreciate the benefits of our digital solutions, we will see increased adoption and activation of new and existing solutions that address evolving customer needs and extend the value we offer. A third-party source has estimated the size of the K-12 instructional supplemental materials market to be $4.6 billion in 2024 and is forecast to grow to approximately $5.0 billion in 2026, representing an increase in its share of the total K-12 instructional materials market from 45.0% to 45.2%. Based on information from a recent third-party survey we commissioned, we believe

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
that, in the U.S., 86% of K-12 teachers and administrators indicate that they are willing to consider McGraw Hill as a curriculum provider when selecting educational materials for their classes (as compared to an average of 52% consideration across a set of 15 K-12 curriculum providers). Further, customers benefit from the value provided by our integrated core, Supplemental and Intervention solutions through improved teacher workflow efficiencies and unique, data-driven insights that support the delivery of personalized learning.
Ability to Acquire New Customers
Based on information from a third-party study we commissioned, we estimate that we have a total addressable market of approximately $21 billion as of the academic year ending 2022. We have a substantial opportunity to bring new customers onto our platforms. Our ability to attract new customers is dependent upon a number of factors, including the features and pricing of our competitors’ solutions, the effectiveness of our marketing efforts, the marketing and distribution of our solutions and the continued growth in demand for digital learning solutions across the education-end markets we serve. With our trusted brand, global go-to-market reach and digital-first proprietary content solutions, we believe we are well positioned to continue acquiring new customers in the markets we serve. With nearly 1,500 sales professionals worldwide as of March 31, 2024 (Successor), we believe our global sales force is one of the largest among our competitors, underpinning our ability to serve learners, educators and professionals at scale across the learning lifecycle. We believe we are a market leader at the forefront of innovation, developing digital-first solutions that address the rapidly evolving needs of our learners. For example, we are a leader in driving Inclusive Access digital course materials distribution, enabling equitable, day-one access and affordability for students in Higher Education. Inclusive Access drives significantly more users to our solutions. We have expanded the number of institutional campuses adopting our solutions through Inclusive Access from nearly 1,150 (approximately $106.0 million in sales) in the year ended March 31, 2020 (Predecessor) to approximately 1,800 (approximately $325.0 million in sales, nearly 45% of total Higher Education Billings) in the year ended March 31, 2024 (Successor).
Continued Digital Transformation in the Education Market
The acceptance and adoption of digital learning solutions is driving a substantial transformation in the education market. We believe we are well positioned to take advantage of this transformation given our ability to offer digital learning solutions with embedded assessments, adaptive learning, real time interaction and feedback and student-specific personalization based on our core curated educational content in a platform- and device-agnostic manner. We have experienced cost saving benefits as revenue has transitioned from print to digital, such as reductions in raw materials and warehouse and delivery costs. With the ongoing transition we expect these benefits to continue to be realized.
The demand for our digital solutions continues to increase as the education market continues to digitize. The consumerization of technology and the proliferation of affordable personal computing devices has catalyzed the adoption of digital learning solutions by learners and educators which only accelerated during the COVID-19 pandemic. Distribution channels that are used to deliver our digital products, such as the internet, learning management systems, online retailers, tablets and e-readers, present both risks and opportunities for our business. See “Risk Factors—Risks Related to Our Customer Markets—Increased customer expectations for lower prices or free/discounted bundled products could reduce sales revenue” elsewhere in this prospectus.
In the K-12 market, the increase in 1:1 device penetration in U.S. K-12 schools has supported a secular shift towards cloud, software and digital learning solutions. In the higher education market, our customers’ technology infrastructures are sufficiently advanced to support full adoption of digital learning solutions. During the year ended March 31, 2024 (Successor), approximately 90% of our Higher Education Billings was derived from digital learning solutions. Professional medical education is a digital-ready market, and a majority of our Global Professional revenue is derived from digital product sales. According to a third-party source, technology-enhanced learning and simulation-based learning were the most common distance learning strategies utilized at medical schools globally during the pandemic.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Additional third-party research concludes that medical students around the world have a positive attitude towards online learning and demand more of it.
Additionally, we believe that the digital transformation of the education market will provide new opportunities for revenue growth. For example, our digital learning solutions provide an opportunity for us to increase the size of our addressable market as our digital products are not available in a format that can be utilized for sale in the used and rental market. In addition, the reserve that we maintain for product returns has declined over time due to the shift from traditional print products to digital learning solutions, which experience a much lower return rate.
Our digital offerings are sold both on a standalone basis and as part of bundled or blended offerings. In instances where we sell digital with a print component, it is our policy to allocate the total sale between the digital and print components in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. See “—Key Operating Metric.”
With our digital solutions, we are better able to employ a continuous content revision cycle that permits smaller and more frequent investment over the lifecycle of a product to maintain the product’s relevancy by quickly incorporating feedback and enhancement opportunities.
Ability to Invest in Technology-Enabled Innovation Across the Learning Lifecycle
Our scale and breadth of distribution and offerings across the learning lifecycle position us to actively invest in technology-enabled innovation. We expect to expand our revenue through novel solutions, which can be sold to existing and new customers. Our flagship platforms offer interactive simulations, 3-D models and experiential learning activities. For example, Sharpen, a recently launched direct-to-student study app for the global higher education market, complements the existing course experience to improve outcomes. Sharpen is a first-of-its-kind education experience that provides college students and lifelong learners with a continuous content feed, bite-sized videos, swipeable study tools and a personalized activity dashboard. We are also working to build the future of the K-12 coordinated classroom. By pairing external assessment data with our custom-built recommendation engine, we can empower educators with personalized learning paths to differentiate instruction for students to unlock their potential. We have increased our annual digital learning solutions spending, including operating and capital expenditures, from less than $90.0 million in the year ended March 31, 2012 to approximately $202.6 million in the year ended March 31, 2024 (Successor).
Ability to Invest in Sales and Marketing
Our go-to-market reach is a key component of our strategy. Our investments in this area have enabled us to build and sustain a large and deeply loyal customer base. We believe we maintain one of the largest and most dynamic sales forces in the global education market, with nearly 1,500 sales professionals worldwide as of March 31, 2024 (Successor). This provides us with a vast reach and, combined with our trusted brand and digital platforms, drives considerable competitive advantages for our organization. We plan to continue investing in our sales and marketing efforts, including adding sales personnel and expanding marketing activities, to support our business growth. Our sales and marketing expense totaled approximately $364.2 million for the year ended March 31, 2024 (Successor).
Ability to Increase Our International Presence
We are a global company delivering our proprietary content and software solutions in more than 100 countries and in more than 80 languages, with translations adapted to local customs and cultures, as needed. Our international-based sales force of approximately 350 employees with local market expertise across key business regions is core to our international strategy. We expect to continue expanding our presence in international markets across both English- and non-English-speaking countries and will do so by leveraging our existing investment in digital solutions, which are more easily distributed internationally compared to physical print products. In K-12, we intend to continue investing in K-12 programs to meet local standards in markets where we have a strong, local K-12 presence, such as Spain and Mexico. In

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Higher Education, we intend to continue investing in bringing local products onto our Higher Education Connect platform to maintain local relevancy and capitalize on the shift to digital. We also expect to continue to drive digital growth internationally through the expansion of our ALEKS and Achieve3000 product offerings.
Revenue
K-12
We derive revenue primarily from the sale of digital learning solutions, traditional print offerings and other instructional materials. Our revenue is driven primarily by sales volume and, to a lesser extent, changes in unit pricing. Our revenue is comprised of product sales less an allowance for sales returns. The required revenue deferral period for digital solutions in K-12 is significantly greater than in Higher Education due to the longer, multi-year contractual terms of our customer arrangements in K-12 (typically five to eight years).
Sales volumes are driven primarily by the availability of funding for instructional materials. Most public school districts are largely dependent on state and local funding for the purchase of instructional materials, which correlate with state and local receipts from income, sales and property taxes. Nationally, total state funding for public schools has been trending upward. Through Elementary and Secondary School Emergency Relief funds established in 2020 and 2021, the federal government allotted monies to significantly benefit primary and secondary schools. An increase in available funding for school districts under various stimulus bills passed by the U.S. federal government to combat the impact of COVID-19 was a reason for revenue growth in 2022.
The purchasing cycles of adoption states also have a significant impact on our sales volumes. We monitor the purchasing cycles for specific disciplines in adoption states to manage our product development and to plan sales campaigns. Our sales may be materially impacted by the purchasing schedules of major adoption states such as Florida, California and Texas.
Sales volume in the U.S. K-12 market is also affected by changes in state curriculum standards and by student enrollment. Changes in state curriculum standards require that instructional materials be revised or replaced to align to the new standards, which historically has driven demand for basal programs. School enrollment is highly predictable, as it correlates with the overall change in birth rates in the U.S.
Our product pricing is generally determined at the time our products are adopted by a state or district. Price has historically been of lesser importance than curriculum quality and service levels in state and district purchasing decisions. Most of our program offerings are hybrid, incorporating both print and digital elements.
Revenue from traditional print products is recognized when control transfers to the customer which is typically at the time of shipment, which closely aligns with when a school district takes possession of the required number of products at the outset of a multi-year adoption. Traditional print products are typically re-used by students over the term of the adoption, and school districts will occasionally purchase replacement products due to wear or increasing enrollment over the life of the adoption. Sales of these replacement products are known as residual sales, from which we derive a significant portion of our revenue. Our online and digital solutions are sold as a subscription, which states and districts pay for at the beginning of a multi-year adoption. We typically defer revenue related to online and digital solutions upfront and recognize it ratably over the term of the subscription. Because they are consumable products, revenue for workbooks is deferred when we enter into a multi-year contract and is recognized when delivery takes place, often at the beginning of each academic year over the contract term. As our customers purchase more of our digital and hybrid learning solutions, the percentage of our Billings that is deferred continues to increase. The total amount of the sale and the cash received upfront for a fully-digital or hybrid program is comparable to a fully print program; however, the time period over which the revenue is recognized increases with the shift to digital. The difference in our revenue recognition policies

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
between print and digital solutions has caused comparisons of current and historical revenue to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the key operating metric Billings to provide a consistent comparison of sales performance from period to period. See “—Key Operating Metric” below for a description of Billings.
Unlike our Higher Education segment, sales returns in our K-12 segment have an immaterial impact on revenue because we sell directly to school districts, which are better able to predict end demand and are limited to primary market purchases.
Higher Education
We derive revenue primarily from the sale of digital learning solutions and content, traditional and custom print content and instructional materials. Our digital and print revenue is a function of sales volume and, to a lesser extent, changes in unit pricing. Our revenue is comprised of product sales less an allowance for sales returns.
Our business is driven by our ability to maintain and win instructor adoptions and purchasing decisions made by students. Trends in student enrollment impacts the number of students requiring our digital and print solutions. Because instructors are the ultimate decision makers for content and instructional materials to be used in their courses, we compete for instructor adoptions of our products.
After an instructor has adopted our products for use in his or her course, students have the option to purchase new content and instructional materials, purchase used versions of printed materials, rent printed materials or forgo the acquisition of course content and materials altogether. As digital solutions are adopted by more instructors, and increasingly become part of the instructors’ graded curriculum, more students are purchasing our digital solutions. This trend has increased sales of our digital solutions and is resulting in more predictable and recurring revenue as sales volumes begin to more closely align with trends in student enrollment.
For our print products, we recognize revenue at the time of shipment to our distribution partners, who typically order products several weeks before the beginning of an academic semester to ensure sufficient physical product inventory. Revenue relating to our rental program is deferred and subsequently recognized over the rental period which begins when the print product is transferred to the customer and is typically for one semester. Digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and we recognize revenue derived from these products over the life of the subscription. In most cases, students purchase digital products at the beginning of the academic semester, or shortly thereafter, which has tended to shift the timing of revenue to later in the academic year as we sell more digital products and fewer print products. In addition, the difference in our revenue recognition policies between print and digital products has caused comparisons of current and historical revenue to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the key operating metric Billings to provide a consistent comparison of sales performance from period to period. See “—Key Operating Metric” below for a description of Billings.
Revenue is also impacted by our allowance for sales returns. Our distribution partners are permitted to return products at any time, though they primarily do so following the heavy student purchasing period at the beginning of each academic semester. To more accurately reflect the economic impact of returns on our operating performance, we reserve a percentage of our gross sales in anticipation of these returns when calculating our revenue. This reserve has declined in recent years as we shift from sales of traditional print products to digital learning solutions, which experience a much lower return rate.
Global Professional
We derive revenue globally from the sale of digital subscription services and content in both digital and print formats. Our digital and print revenue is a function of sales volume and, to a lesser extent, changes in unit pricing. Our revenue is comprised of product sales less an allowance for sales returns.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Sales volume is driven by demand for subscription-based, professional content and by growth in knowledge-based industries, especially in the medical, technical and engineering fields. We expect the market for professional education resources to grow, particularly among professions that are experiencing more rapid job growth. According to the Bureau of Labor Statistics, the health care and social assistance sector is projected to not only grow most rapidly of any sector, but it is also projected to create about 45% of all the projected job gains from 2022 to 2032, which is approximately 2.1 million jobs from 2022 to 2032. We derive a substantial portion of our Global Professional revenue from these two sectors.
Sales of our digital subscription services provide a stable and highly recurring revenue stream, with a retention rate across major platforms greater than 95% in each of the years ended March 31, 2024 (Successor) and 2023 (Successor). Retention rate compares our contract renewals from the same set of customers across comparable periods. Our digital subscription services are sold as annual and multi-year contracts.
Revenue for traditional print products is typically recognized upon shipment, while digital revenue is recognized over the subscription period. The continued shift from print to digital will increase the percentage of our sales that are deferred and recognized over the contractual term. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenue to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the key operating metric Billings to provide a consistent comparison of sales performance from period to period. See “—Key Operating Metric” below for a description of Billings.
International
We derive revenue primarily from the sale of digital learning solutions and content, traditional print content and instructional materials to the K-12 and higher education markets in more than 100 countries worldwide. Our revenue is a function of the market conditions in the countries in which we operate and our ability to expand our sales to customers in these countries and to new countries. A majority of our international revenue is generated by selling our language products, which were originally created for the U.S. market, internationally with translations adapted to local customs and cultures, as needed. Our revenue is comprised of product sales less an allowance for sales returns.
Our International business covers five major regions. Each of these regions and the underlying country performance can be impacted by the economy, government policy and competitive situations. These regions and the general revenue drivers for each are as follows:
•EMEA: The majority of our business is driven by Higher Education and the sale of original U.S. product translations and adaptations of those products. Our K-12 business in Spain is primarily driven by the development and sale of local original publications and is subject to the cyclical nature of government-driven curriculum renewals. Our K-12 business in the Middle East is primarily driven by print and digital orders for U.S. products as well as translations and adaptations.
•Asia Pacific: Our business is driven by Higher Education and K-12 from English Language Learning and the translation of content into local languages where applicable. Our Australian business is primarily driven by the sale of original U.S. Higher Education product as well as adaptations. In southeast Asia, we operate across many jurisdictions, some of which are subject to volatile political and economic conditions.
•India: Our product portfolio in India primarily consists of local publishing programs, followed by adaptations of U.S. products.
•Latin America: Our business is driven by Higher Education and K-12 (including English Language Learning). From a regional perspective, our largest market is Mexico. The majority of our Higher Education revenue is derived from the sale of original U.S. products that have been translated and/or adapted. Our K-12 business is primarily driven by the development and sale of

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
local/original publications and is subject to the cyclical nature of government-driven curriculum renewals. Latin America’s business is exposed to volatile political and economic conditions.
•Canada: The majority of our business is driven by Higher Education, primarily original U.S. Higher Education products as well as translations and adaptations.
Product pricing varies by region and country with pricing comparable to equivalent products sold in the U.S. in some instances. Within developing economies, price points tend to be lower than in the U.S., dictated by the economic conditions prevalent in that country.
Foreign exchange rates also impact our international revenue as the functional currency is often the local currency of the countries in which we operate. As a result, we are exposed to currency fluctuations in translating our financial results into U.S. dollars. In the year ended March 31, 2024 (Successor), approximately 62% of our international sales were denominated in currencies other than the U.S. dollar. Recent strengthening of the U.S. dollar has resulted in unfavorable foreign exchange impacts. We monitor the impact of foreign currency movements and the correlation between local currencies and the U.S. dollar. We also periodically review our hedging strategy and may enter into other arrangements as appropriate.
Revenue recognition for international products is similar to products sold in the U.S. Revenue for traditional print products is typically recognized upon shipment, while digital revenue is recognized over the subscription period. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenue to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the key operating metric Billings to provide a consistent comparison of sales performance from period to period. See “—Key Operating Metric” below for a description of Billings.
Cost of Sales (Excluding Depreciation and Amortization)
Cost of sales include variable costs such as paper, printing and binding, inventory obsolescence, certain transportation and freight costs related to our products, as well as content-related royalty expenses, directly related hosting costs and gratis costs (products provided at no charge as part of the sales transaction) for both print and digital products. Gratis costs are predominately incurred in our K-12 business and tend to be higher for adoption state sales as compared to open territory sales. As such, these costs will vary based upon the level of adoption state sales during a given period.
Due to the inherent subjectivity in the classification of costs between cost of sales and operating and administrative expense across our industry, we do not focus on gross profit or gross margin as key operating metrics for our business. Additionally, the classification of costs between cost of sales and operating and administrative expense does not impact Adjusted EBITDA or Adjusted EBITDA by segment or our key operating metric Billings.
Operating and Administrative Expenses
Our operating and administrative expenses include the expenses of our employees and outside vendors engaged in our marketing, selling, editorial and administrative activities as well as pre-publication expenditure amortization. A significant component of our total operating and administrative expense relates to our ongoing investment in our digital ecosystem. These costs are both fixed and variable in nature and while we are committed to continue significant digital investment, our annual expenditures have stabilized as our major initiatives and the build-out of certain foundational capabilities conclude.
Costs associated with design and content creation for both digital and print products are capitalized as a component of pre-publication expenditures. Capitalized pre-publication expenditures are subsequently amortized as a component of operating and administrative expenses.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We incur additional digital related costs, including content tagging and digital solutions hosting, which have increased as the digital transformation continues. We rely primarily on internal resources to develop and maintain our digital platforms, host our digital solutions and tag our digital content, and these costs have no clear attribution to specific products and do not directly correlate to sales of products. As a result, we have classified these costs within operating and administrative expenses.
We incur expense for products provided to decision makers in the educational materials purchasing process as part of our sampling program, primarily in our K-12 business. Annual samples expense can vary significantly depending upon the adoption calendar and the mix of programs being considered for adoption. As our revenue continues to shift from traditional print offerings to digital solutions, we expect the expense incurred for sampling to decline.
As of March 31, 2024 (Successor), we served over 20,000 institutional customers in more than 100 countries, including approximately 98% of U.S. K-12 districts, 86% of U.S. higher education institutions and 95% of U.S.-based medical libraries. As of March 31, 2024 (Successor), we have nearly 1,500 sales professionals worldwide who maintain close relationships with the individual instructors that represent the primary decision makers in the higher education market and the states, school districts and individual schools that primarily make purchase decisions in the K-12 market. We incur significant selling and market expense to maintain and support our extensive sales force. As revenue grows in the future, we expect to see modest increases in selling and marketing expense that will vary with the K-12 adoption cycle.
Depreciation
Our depreciation expense primarily includes depreciation related to our property, plant and equipment and amortization of our deferred technology costs.
Our property, plant and equipment consists of our buildings, leasehold improvements, furniture, fixtures and equipment. Buildings are depreciated over varying periods from 10 to 40 years, leasehold improvements are depreciated over the shorter of the life of the lease or the life of the asset and furniture, fixtures and equipment are depreciated over varying periods not exceeding 12 years. We record depreciation on a straight-line basis over the asset's estimated useful life. Our deferred technology costs consist of certain software development and website implementation costs. These costs are amortized from the period the software is ready for its intended use over its estimated useful life, generally three years, using the straight-line method.
Depreciation expense for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) was $53.0 million, $44.6 million, $21.1 million and $22.2 million, respectively.
Amortization of Intangibles
Our intangible asset amortization expense primarily includes the amortization of acquired intangible assets consisting of customer relationships, content rights, trade names and technology. The largest component of our intangibles asset balance is related to content which is amortized over a period of 10 to 15 years. The remaining balances will be amortized over varying periods of time from one to 14 years from the date of acquisition.
Intangible asset amortization expense for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) was $254.9 million, $270.2 million, $180.0 million and $16.4 million, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Interest Expense (Income), net
Our interest expense (income), net primarily includes interest related to our indebtedness, including the amortization of deferred financing fees and debt discounts, and outstanding finance lease and other financing obligations.
In June 2023, we entered into amendments to the Cash Flow Credit Agreement, which, among other things, replaced LIBOR with Term SOFR (of terms of one, three or six months, or if available and agreed to by such parties as specified in such agreement, other periods of twelve months or less than one month, in the case of the Revolving Credit Facility, with a credit spread adjustment of 0.10% for all interest periods, and in the case of the Term Loan Facility, with a credit spread adjustment of 0.11448% (one-month interest period), 0.26161% (three-months interest period), 0.42826% (six-months interest period) and 0.71513% (twelve-months interest period)).
Interest expense varies based on the amount of indebtedness outstanding and the rates at which we were able to secure the indebtedness. The interest rate on indebtedness under the Term Loan Facility is based on either, at our option, (1) Term SOFR, subject to a floor of 0.5% plus an applicable margin (which is 4.75% for the Term Loan Facility) or (2) a base rate plus an applicable margin (which is 3.75% for the Term Loan Facility). As a result, changes in Term SOFR can impact interest expense.
Interest expense for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) was $326.4 million, $278.2 million, $161.8 million and $54.9 million, respectively.
Pre-publication Expenditures and Amortization
Pre-publication expenditures are capitalized costs incurred and principally consist of design and content creation. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life of up to six years, with a higher proportion of the amortization typically taken in the earlier years.
Over the last several years, we have optimized our pre-publication expenditures to emphasize investment in content that can be leveraged across our full range of products, which maximizes our long-term returns on this investment. This has been accomplished, in part, by leveraging our digital ecosystem, which supports ongoing innovation, development and maintenance of our technology platforms.
Pre-publication expenditure demands differ by business segment for a variety of reasons, including the speed with which the digital transformation has occurred. Our pre-publication expenditures to create content used in our adaptive tools, product is increasing. This foundational investment is expected to reduce the variability of pre-publication expenditures in the future as we are able to leverage the content across the business.
K-12
Pre-publication expenditures in the K-12 segment relate to content development, mostly at the direction of our K-12 product development teams. Pre-publication expenditures are incurred for external content development (work for hire), permissions, artwork and content design for both print and digital products. New basal programs such as reading, math, social studies or science are typically published around the adoption cycles for large adoption states such as California, Texas and Florida. Pre-publication expenditures are typically spent up to three years prior to an adoption sales year. The pre-publication expenditures for the years ended March 31, 2024 (Successor) and 2023 (Successor), the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) was $38.3 million, $30.7 million, $16.4 million, and $9.3 million, respectively.
Higher Education
Pre-publication expenditures in the Higher Education segment relate to the development of products across all disciplines, since the content is often created by authors on a royalty basis. We develop “first editions,” which are new titles or programs that can be revised over time based on market acceptance. As we continue our digital transformation, our pre-publication expenditures are increasingly related to content for our platforms. Development of the technology underlying our digital products is either supported by our digital ecosystem with costs recorded in operating expenses, or capitalized if a new capability is developed (i.e., new product). Pre-publication expenditures are typically incurred in the year before the copyright. The pre-publication expenditures for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) was $21.4 million, $25.9 million, $23.2 million and $6.8 million, respectively.
Global Professional
Pre-publication expenditures in the Global Professional segment relate to new titles and revisions, similar to the Higher Education segment, and include activities related to the creation of the actual product, since the content is often created by authors on a royalty basis. Pre-publication expenditures are typically incurred in the year before the copyright. The pre-publication expenditures for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) was $8.1 million, $8.7 million, $6.3 million and $2.7 million, respectively.
International
Pre-publication expenditures in the International segment relate to locally developed products or adaptations and translations of existing K-12 and Higher Education products in both digital and print format. Similar to our Higher Education and Global Professional segments, pre-publication expenditures are typically spent in the year before the copyright is established. The pre-publication expenditures for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) was $6.9 million, $5.2 million, $5.1 million and $0.8 million, respectively.
Capital Expenditures
Capital expenditures relate to expenditures for fixed assets, leasehold improvements and software development. The expense related to these purchases is recorded as depreciation in our statement of operations over the useful life of the asset. Our capital expenditures vary based upon the level of digital investment being made as well as the timing of the real estate investments. For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) our capital expenditures were $82.0 million, $70.0 million, $19.2 million and $11.5 million, respectively.
Key Operating Metric
Billings is the key operating metric by which we measure our business. We define Billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. Billings is a key metric used by management to manage our business and is the basis for all sales incentive compensation. We believe Billings provides investors with an important and consistent indicator of the health of our business. Billings includes amounts related to digital subscription contracts (“Digital Billings”), which is recognized as revenue ratably over the term of the subscription period and print amounts related to print product orders, which is recognized as revenue at the time of shipment, provided

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
that all other conditions for revenue recognition have been met. Billings reflects the sales activity in a given period and provides comparability from period-to-period during this time of digital transition and growth. While we believe that Billings provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management, it is important to note that other companies, including companies in our industry, may not use Billings, may calculate Billings differently, may have different Billing frequencies or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of Billings as a comparative measure.
Our digital offerings are sold both on a standalone basis and as part of bundled or blended offerings. In instances where we sell digital with a print component, it is our policy to allocate the transaction price between the digital and print components and attribute value to each of the components in accordance with U.S. GAAP.
Revenue, Billings and Digital Billings by Segment for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and for the year ended March 31, 2022 (Pro Forma Combined by Segment)
The following unaudited pro forma financial information referenced as “Pro Forma Combined by Segment” is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions, and the Refinancing. See “—Unaudited Supplemental Pro Forma Combined Financial Information.” No pro forma adjustments were required to adjust Billings to give effect to the Acquisition, the Financing Transactions, and the Refinancing.

	Successor			Predecessor	Pro Forma Combined by Segment
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands)	2024	2023
					(unaudited)
Reported Revenue by Segment:
K-12	$904,855	$957,981	$467,497	$323,152	$790,649
Higher Education	702,187	654,182	449,588	214,892	664,480
Global Professional	153,079	147,901	99,298	48,898	148,196
International	200,464	187,935	118,242	68,229	186,471
Other	(107)	(226)	4,992	(4,568)	424
Total Reported Revenue	$1,960,478	$1,947,773	$1,139,617	$650,603	$1,790,220
Change in deferred revenue	62,516	175,395	2,079	3,531	5,610
Billings	$2,022,994	$2,123,168	$1,141,696	$654,134	$1,795,830

Billings by Segment:
K-12	$945,546	$1,099,627	$390,269	$391,055	$781,324
Higher Education	718,697	679,782	527,671	148,435	676,106
Global Professional	155,161	153,514	101,182	54,298	155,480
International	203,590	190,245	122,407	60,346	182,753
Other	—	—	167	—	167
Total Billings	$2,022,994	$2,123,168	$1,141,696	$654,134	$1,795,830

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Successor			Predecessor	Pro Forma Combined by Segment
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands)	2024	2023
					(unaudited)
Digital Billings by Segment:
K-12	$443,204	$475,915	$137,809	$167,240	$305,049
Higher Education	649,635	589,811	446,512	114,570	561,082
Global Professional	99,247	92,073	57,814	32,344	90,158
International	101,789	84,356	60,631	18,180	78,811
Other	—	—	166	—	166
Total Digital Billings	$1,293,875	$1,242,155	$702,932	$332,334	$1,035,266

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Results of Operations
Consolidated Operating Results for the Years Ended March 31, 2024 (Successor) and 2023 (Successor)
The following tables set forth certain historical consolidated financial information for the years ended March 31, 2024 (Successor) and 2023 (Successor). The following tables and discussion should be read in conjunction with the information contained in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Successor
	Year Ended March 31,
($ in thousands)	2024	2023	$ Change	% Change
Revenue	$1,960,478	$1,947,773	$12,705	0.7%
Cost of sales (excluding depreciation and amortization)	420,331	464,555	(44,224)	(9.5)%
Gross profit	1,540,147	1,483,218	56,929	3.8%
Operating expenses
Operating and administrative expenses	1,027,427	1,044,639	(17,212)	(1.6)%
Depreciation	52,985	44,558	8,427	18.9%
Amortization of intangibles	254,937	270,192	(15,255)	(5.6)%
Impairment charge	49,500	312,000	(262,500)	(84.1)%
Total operating expenses	1,384,849	1,671,389	(286,540)	(17.1)%
Operating income (loss)	155,298	(188,171)	343,469	n/m
Interest expense (income), net	326,438	278,219	48,219	17.3%
(Gain) loss on extinguishment of debt	(3,415)	(4,552)	1,137	(25.0)%
Other (income) expense	—	(8,000)	8,000	n/m
Income (loss) from operations before taxes	(167,725)	(453,838)	286,113	(63.0)%
Income tax provision (benefit)	25,294	(49,734)	75,028	n/m
Net income (loss)	$(193,019)	$(404,104)	$211,085	(52.2)%
Revenue

	Successor
	Year Ended March 31,
($ in thousands)	2024	2023	$ Change	% Change
Reported Revenue by Segment:
K-12	$904,855	$957,981	$(53,126)	(5.5)%
Higher Education	702,187	654,182	48,005	7.3%
Global Professional	153,079	147,901	5,178	3.5%
International	200,464	187,935	12,529	6.7%
Other	(107)	(226)	119	(52.7)%
Total Reported Revenue	$1,960,478	$1,947,773	$12,705	0.7%
Revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $1,960.5 million and $1,947.8 million, respectively, representing an increase of $12.7 million, or 0.7%. The increase was driven by the segment factors described below.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
K-12
K-12 revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $904.9 million and $958.0 million, respectively, representing a decrease of $53.1 million, or 5.5%. The decrease was primarily due to:
•lower print revenue of approximately $64.0 million, resulting from a smaller adoption market opportunity in the current period; partially offset by
•the timing of deferred revenue recognition related to prior and current period sales resulting in an increase of approximately $10.9 million in revenue recognition in the current period.
Higher Education
Higher Education revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $702.2 million and $654.2 million, respectively, representing an increase of $48.0 million, or 7.3%. The increase was primarily due to:
•higher digital revenue of approximately $48.8 million, which was primarily driven by the increased adoption of digital products, most notably a 25% growth in Inclusive Access sales. Additionally, improved customer retention rate related to digital products, growth in U.S. enrollment for the first time post-COVID-19 pandemic and a 93 basis point market share gain compared to the prior year; and
•the ongoing migration from print to digital learning solutions, resulting in:
•favorable product returns of approximately $16.1 million; partially offset by
•a decline in print revenue of approximately $15.8 million.
Global Professional
Global Professional revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $153.1 million and $147.9 million, respectively, representing an increase of $5.2 million, or 3.5%. The increase was primarily due to:
•higher digital revenue of approximately $4.5 million due to the Boards & Beyond Acquisition in December 2022; and
•the timing of deferred revenue recognition related to prior period sales resulting in an increase of approximately $6.2 million in revenue recognition in the current period; partially offset by
•lower print revenue of approximately $5.7 million due to a shift towards digital product sales.
International
International revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $200.5 million and $187.9 million, respectively, representing an increase of $12.5 million, or 6.7%. The increase was primarily due to the growth in the Middle East and Spain K-12 markets as well as growth in the Canadian higher education market supported by increased digital adoption and higher enrollments.
Other
Other revenue for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $(0.1) million and $(0.2) million, respectively. The variance is due to the timing of in-transit product sales.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Cost of Sales (Excluding Depreciation and Amortization)
Cost of sales for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $420.3 million and $464.6 million, respectively, representing a decrease of $44.2 million, or 9.5%. The decrease was primarily due to:
•lower manufacturing and freight costs of approximately $23.2 million and $27.1 million, respectively, due to lower print sales within our K-12 segment resulting from a smaller adoption market opportunity in the current period; partially offset by
•the timing of deferred royalty cost recognition related to prior period sales which included a higher proportion of products that are subject to higher royalty rates. This resulted in an increase of approximately $6.0 million in royalty costs in the current period.
Operating and Administrative Expenses
Operating and administrative expenses for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $1,027.4 million and $1,044.6 million, respectively, representing a decrease of $17.2 million, or 1.6%. The decrease was primarily due to:
•lower professional and consulting fees of approximately $13.0 million due to cost control initiatives;
•the prior period recognition of approximately $15.6 million of post-combination compensation expense related to the stock-based compensation awards that converted to service-based liability expenses related to the accelerated vesting of outstanding stock-based awards in connection with the Acquisition;
•lower depository sales commission of approximately $8.5 million within our K-12 segment due to a smaller adoption market opportunity in the current period and the mix of state product sales;
•lower miscellaneous expenses, including sales conferences and meetings and third-party expenses of approximately $4.6 million due to reduced hiring activity in the current period and an ongoing focus on cost control initiatives; and
•a gain of approximately $2.0 million from the sale of a real estate property; partially offset by
•higher compensation expenses of approximately $5.7 million resulting from an increase in headcount due to go-to-market investments across the business to increase retention and product engagement as well as due to the annual merit increase;
•higher restructuring expense of approximately $10.9 million as part of our formal restructuring initiatives to create a flatter and more agile organization;
•higher credit losses on accounts receivable of approximately $7.0 million primarily due to an additional allowance of $5.0 million recorded in the current year related to certain customers as a result of changes in the risk characteristics of the related account receivables; and
•higher sales force sales commission of approximately $2.5 million due to go-to-market investments to increase retention and product engagement, primarily at our Higher Education segment.
Depreciation and Amortization of Intangibles
Depreciation and amortization expenses for the years ended March 31, 2024 (Successor) and 2023 (Successor) were $307.9 million and $314.8 million, respectively, representing a decrease of $6.8 million, or 13.0%. The decrease was driven primarily by lower amortization expense related to the use of an accelerated method of amortization for our content intangible assets.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Impairment Charge
We recorded an impairment charge of $49.5 million for the year ended March 31, 2024 (Successor), of which, $40.5 million related to the impairment of goodwill of our Global Professional reporting unit and $9.0 million related to the impairment of our Global Professional indefinite-lived intangible trademarks. The impairments resulted primarily from a revision of previously projected revenues given the strategic decision to sunset certain non-core front-list print titles and to re-invest into higher margin digital medical, engineering, and science portfolios.
We recorded an impairment charge of $312.0 million for the year ended March 31, 2023 (Successor), of which, $185.0 million related to the impairment of goodwill of our Higher Education reporting unit and $73.0 million of our International reporting unit, primarily due to a revision of previously projected revenue, as well as changes in the discount rates and market multiples given current market conditions. The remaining impairment charge related to the impairment of our Higher Education, Global Professional and International indefinite-lived intangible trademarks or $45.0 million, $6.0 million and $3.0 million, respectively. The indefinite-lived intangible trademark impairment resulted primarily from a revision of previously projected revenue given current market conditions and an increase in the discount rate due to a rising interest rate environment.
Interest Expense (Income), net
Interest expense (income), net, for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $326.4 million and $278.2 million, respectively, representing an increase of $48.2 million, or 17.3%. The increase was primarily due to higher interest expense related to our variable rate Term Loan Facility in comparison to the prior period due to the Federal Reserve increasing the benchmark interest rate.
(Gain) Loss on Extinguishment of Debt
During the year ended March 31, 2024 (Successor), we repurchased $50.0 million face value of the 2022 Unsecured Notes, which were accounted for in accordance with ASC Topic 470-50, Debt—Modifications and Extinguishments. As a result, we recorded a gain on extinguishment of debt of $3.4 million, which consisted of a $5.5 million redemption discount, partially offset by the write-off of deferred financing fees and unamortized debt discount of $0.4 million and $1.7 million, respectively, related to the portion of debt accounted for as an extinguishment.
During the year ended March 31, 2023 (Successor), we repurchased $71.5 million face value of the 2022 Secured Notes and $28.5 million face value of the 2022 Unsecured Notes, which were accounted for in accordance with ASC Topic 470-50, Debt—Modifications and Extinguishments. As a result, we recorded a gain on extinguishment of debt of $4.6 million, which consisted of a $9.0 million redemption discount, partially offset by the write-off of unamortized deferred financing fees and debt discount of $0.8 million and $3.6 million, respectively, related to the portion of debt accounted for as an extinguishment.
Other (Income) Expense
During the year ended March 31, 2023 (Successor), we recognized a gain of $8.0 million resulting from the favorable settlement of a copyright infringement lawsuit filed in 2021.
Income Tax Provision (Benefit)
For the years ended March 31, 2024 (Successor) and 2023 (Successor), the income tax provision (benefit) was $25.3 million and $(49.7) million, and the effective tax rate was (15.1)% and 11.0%, respectively.
In the Predecessor periods, we historically carried a valuation allowance on domestic deferred tax assets due to negative evidence of cumulative book losses. In connection with the acquisition method of accounting for the Acquisition, on August 1, 2021, we provided deferred tax liabilities, for the difference in

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
fair value over carryover tax basis, in excess of deferred tax assets. As a result, we determined that a valuation allowance was no longer required on our domestic deferred tax assets. Accordingly, for the year ended March 31, 2023 (Successor), an income tax benefit was recorded on domestic book losses.
For the year ended March 31, 2024 (Successor), our forecasts reflect that the reversal of existing temporary differences and carryforwards will not be sufficient to support the realizability of all net domestic deferred tax assets, mainly driven by disallowed interest expense under Code Section 163(j). As a result, our income tax provision reflects a valuation allowance on net federal and state deferred tax assets.
For the years ended March 31, 2024 (Successor) and 2023 (Successor), a valuation allowance continues to be recorded for certain foreign deferred tax assets due to negative evidence of cumulative book losses with no deferred tax benefit recognized for certain foreign losses on operations.
For the years ended March 31, 2024 (Successor), the effective tax rate was different than the U.S. federal statutory tax rate primarily due to the domestic and international valuation allowances, current state income taxes, and impairment of goodwill, for which no income tax benefit was recognized. For the year ended March 31, 2023 (Successor), the effective tax rate was different than the U.S. federal statutory rate primarily due to the impairment of goodwill, for which no income tax benefit was recognized.
The Organization for Economic Cooperation and Development (“OECD”) has proposed to enact a global minimum tax rate of at least 15% for large multinational companies beginning in 2024 (“Pillar Two”). Under Pillar Two, a top-up tax will be required for any jurisdiction whose effective tax rate falls below the 15% minimum rate. Additionally, the OECD issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. Under the safe harbor, companies would be excluded from Pillar Two requirements provided certain criteria are met. Based on preliminary analysis, the enactment of Pillar Two legislation is not expected to have a material effect on our financial position. We will continue to monitor and reflect the impact of such legislative changes in future periods, as appropriate.
Adjusted EBITDA by Segment for the Years Ended March 31, 2024 (Successor) and 2023 (Successor)
Adjusted EBITDA by segment is determined and presented in accordance with Accounting Standards Codification, or ASC, Topic 280, Segment Reporting. Adjusted EBITDA by segment is a measure used by our chief operating decision maker to assess the performance of our segments. We exclude from Adjusted EBITDA by segment: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our chief operating decision maker does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. In addition, Adjusted EBITDA by segment is calculated in a manner consistent with the definition and meaning of our Adjusted EBITDA Non-GAAP measure, see “—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA .”

	Successor
	Year Ended March 31,
($ in thousands)	2024	2023	$ Change	% Change
Adjusted EBITDA by Segment:
K-12	$346,680	$428,606	$(81,926)	(19.1)%
Higher Education	301,763	272,457	29,306	10.8%
Global Professional	47,000	44,434	2,566	5.8%
International	33,299	25,958	7,341	28.3%
Other	(530)	4,775	(5,305)	n/m

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
K-12
K-12 Adjusted EBITDA for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $346.7 million and $428.6 million, respectively, representing a decrease of $81.9 million, or 19.1%. The decrease was primarily due to:
•lower Billings of approximately $166.6 million primarily related to the Literature and Math portfolios driven by a smaller adoption market opportunity during the period and the mix of product sales;
•lower Billings of approximately $10.7 million related to Achieve3000, driven by a smaller supplemental market opportunity and lower renewal rates;
•an increase in manufacturing costs of approximately $7.3 million due to the fulfillment of print deferred products for which Billings were previously recognized and higher raw material costs due to inflation; and
•higher compensation expenses of approximately $6.8 million primarily due to an annual merit increase; partially offset by
•lower freight and royalty costs of approximately $50.2 million as a result of lower Billings;
•strong performance in the Humanities portfolio across all grades in Florida, Texas, North Carolina and New England resulting in an increase in Billings of approximately $23.2 million;
•lower depository and sales force sales commission of approximately $16.0 million driven by lower Billings and sales mix; and
•lower corporate allocations of approximately $11.4 million due to a decrease in corporate expenditures.
Higher Education
Higher Education Adjusted EBITDA for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $301.8 million and $272.5 million, respectively, representing an increase of $29.3 million, or 10.8%. The increase was primarily due to:
•higher digital Billings primarily driven by the increased adoption of digital products, most notably a 25% growth in Inclusive Access sales. Additionally, improved customer retention rate related to digital products, growth in U.S. enrollment for the first time post-COVID-19 pandemic and a 93 basis point market share gain compared to the prior year; and
•lower corporate allocations of approximately $6.8 million due to a decrease in corporate expenditures; partially offset by
•lower print Billings of approximately $20.9 million, primarily driven by the ongoing migration from print to digital learning solutions;
•higher compensation expenses of approximately $5.7 million due to an increase in headcount aligned with our go-to-market investment to increase retention and product engagement and an annual merit increase;
•higher sales force sales commission of approximately $9.7 million due to go-to-market investments to increase retention and product engagement; and
•higher credit losses on accounts receivable of approximately $5.0 million primarily due to an additional allowance recorded in the current year related to certain customers as a result of changes in the risk characteristics of the related account receivables.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Global Professional
Global Professional Adjusted EBITDA for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $47.0 million and $44.4 million, respectively, representing an increase of $2.6 million or 5.8%. The increase was primarily due to higher digital Billings of approximately $7.2 million driven by the Boards & Beyond Acquisition, partially offset by the decline in print Billings of approximately $5.5 million, primarily due to the strategic shift towards digital product sales.
International
International Adjusted EBITDA for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $33.3 million and $26.0 million, respectively, representing an increase of $7.3 million, or 28.3%. The increase was primarily due to:
•higher digital Billings of approximately $17.4 million due to growth in the Middle East and Spain K-12 markets and growth in the Canadian higher education market, supported by increased digital adoption and higher enrollments; partially offset by
•lower print Billings of approximately $4.1 million due to the timing of sales and the shift towards digital product sales;
•higher manufacturing and royalty costs of approximately $2.1 million, due to the mix of products being sold and higher raw material costs driven by inflationary pressure;
•higher compensation expenses of approximately $2.1 million resulting primarily from an annual merit increase; and
•higher sales force sales commission of approximately $1.8 million due to higher Billings.
Consolidated Operating Results for the year ended March 31, 2023 (Successor), the periods from August 1, 2021 to March 31, 2022 (Successor) and April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined)
The following tables set forth certain historical consolidated financial information for the year ended March 31, 2023 (Successor) and the periods from August 1, 2021 to March 31, 2022 (Successor) and April 1, 2021 to July 31, 2021 (Predecessor). The following tables and discussion should be read in conjunction with the information contained in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.
The length of each of the periods presented in the tables set forth below is presented in accordance with GAAP; however, they are not prepared on a consistent basis as the Successor periods reflect a new basis of accounting due to the Acquisition and the year ended March 31, 2023 (Successor) is compared to the eight-month period from August 1, 2021 to March 31, 2022 (Successor) and to the four month period from April 1, 2021 to July 31, 2021 (Predecessor). As such, we have included pro forma financial information as a supplement to the historical results of our Predecessor and Successor periods for the year ended March 31, 2022 referenced as “Pro Forma Combined.” The unaudited supplemental pro forma financial information referenced as “Pro Forma Combined” is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing. The pro forma adjustments reflect: (i) the application of the acquisition method of accounting under the provisions of ASC Topic 805, Business Combinations ("ASC 805"), in connection with the Acquisition; (ii) interest expense resulting from interest on our debt used to finance the Acquisition and the amortization of the related debt issuance costs; (iii) compensation expense associated with stock awards that were modified upon Acquisition to liability awards with a post-acquisition service period; (iv) advisory fees paid to Platinum Advisors; and (v) the related income tax effect of the pro forma adjustments. See “Unaudited Supplemental Pro Forma Combined Financial Information.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Successor		Predecessor
	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
($ in thousands)
Revenue	$1,947,773	$1,139,617	$650,603
Cost of sales (excluding depreciation and amortization)	464,555	254,324	139,303
Gross profit	1,483,218	885,293	511,300
Operating expenses
Operating and administrative expenses	1,044,639	675,692	340,419
Depreciation	44,558	21,098	22,171
Amortization of intangibles	270,192	179,991	16,439
Impairment charge	312,000	405,000	—
Transaction costs	—	65,664	20,999
Total operating expenses	1,671,389	1,347,445	400,028
Operating income (loss)	(188,171)	(462,152)	111,272
Interest expense (income), net	278,219	161,754	54,859
(Gain) loss on extinguishment of debt	(4,552)	—	75,800
Other (income) expense	(8,000)	—	(3,500)
Income (loss) from operations before taxes	(453,838)	(623,906)	(15,887)
Income tax provision (benefit)	(49,734)	(25,668)	5,250
Net income (loss)	$(404,104)	$(598,238)	$(21,137)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Supplemental Pro Forma

	Successor	Pro Forma Combined
	Year Ended March 31,
($ in thousands)	2023	2022	$ Change	% Change
		(unaudited)
Revenue	$1,947,773	$1,790,220	$157,553	8.8%
Cost of sales (excluding depreciation and amortization)	464,555	418,523	46,032	11.0%
Gross profit	1,483,218	1,371,697	111,521	8.1%
Operating expenses
Operating and administrative expenses	1,044,639	1,036,011	8,628	0.8%
Depreciation	44,558	34,519	10,039	29.1%
Amortization of intangibles	270,192	245,399	24,793	10.1%
Impairment charge	312,000	405,000	(93,000)	(23.0)%
Transaction costs	—	86,663	(86,663)	n/m
Total operating expenses	1,671,389	1,807,592	(136,203)	(7.5)%
Operating income (loss)	(188,171)	(435,895)	247,724	(56.8)%
Interest expense (income), net	278,219	214,623	63,596	29.6%
(Gain) loss on extinguishment of debt	(4,552)	75,800	(80,352)	(106.0)%
Other (income) expense	(8,000)	(3,500)	(4,500)	128.6%
Income (loss) from operations before taxes	(453,838)	(722,818)	268,980	(37.2)%
Income tax provision (benefit)	(49,734)	(48,564)	(1,170)	2.4%
Net income (loss)	$(404,104)	$(674,254)	$270,150	(40.1)%
Revenue

	Successor		Predecessor
	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
($ in thousands)
Reported Revenue by Segment:
K-12	$957,981	$467,497	$323,152
Higher Education	654,182	449,588	214,892
Global Professional	147,901	99,298	48,898
International	187,935	118,242	68,229
Other	(226)	4,992	(4,568)
Total Reported Revenue	$1,947,773	$1,139,617	$650,603

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Supplemental Pro Forma

	Successor	Pro Forma Combined by Segment
	Year Ended March 31,
($ in thousands)	2023	2022	$ Change	% Change
		(unaudited)
Reported Revenue by Segment:
K-12	$957,981	$790,649	$167,332	21.2%
Higher Education	654,182	664,480	(10,298)	(1.5)%
Global Professional	147,901	148,196	(295)	(0.2)%
International	187,935	186,471	1,464	0.8%
Other	(226)	424	(650)	n/m
Total Reported Revenue	$1,947,773	$1,790,220	$157,553	8.8%
Revenue was $1,947.8 million for the year ended March 31, 2023 (Successor) compared to $1,139.6 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $650.6 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The variances in both periods are driven by the difference in the length of the periods being compared and the segment factors described below.
Supplemental Pro Forma
Revenue for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined) was $1,947.8 million and $1,790.2 million, respectively, representing an increase of $157.6 million or 8.8%. The variance was driven by the segment factors described below.
K-12
K-12 revenue was $958.0 million for the year ended March 31, 2023 (Successor) compared to $467.5 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor). The revenue for the year ended March 31, 2023 (Successor) primarily consisted of sales in our Literature, Math, Humanities and Science portfolios, led by strong performances in Florida and Alabama adoption states, which comprised 68% of total K-12 revenue, deferred revenue recognized in the current period related to prior period sales, which comprised 22% of total K-12 revenue and digital revenue related to the Achieve3000 Acquisition, which comprised 10% of total K-12 revenue. The revenue for the eight month period from August 1, 2021 to March 31, 2022 (Successor) primarily consisted of sales in our Literature, Math, Humanities and Science portfolios, led by strong performances in Florida and Alabama adoption states, which comprised 58% of total K-12 revenue, deferred revenue recognized in the current period related to prior period sales, which comprised 33% of total K-12 revenue and digital revenue related to the Achieve3000 Acquisition, which comprised 9% of total K-12 revenue.
K-12 revenue was $958.0 million for the year ended March 31, 2023 (Successor) compared to $323.2 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The revenue for the year ended March 31, 2023 (Successor) primarily consisted of sales in our Literature, Math, Humanities and Science portfolios, led by strong performances in Florida and Alabama adoption states, which comprised 68% of total K-12 revenue, deferred revenue recognized in the current period related to prior period sales, which comprised 22% of total K-12 revenue and digital revenue related to the Achieve3000 Acquisition, which comprised 10% of total K-12 revenue. The revenue for the four month period from April 1, 2021 to July 31, 2021 (Predecessor) primarily consisted of sales in our Literature, Math, Humanities and Science portfolios, led by strong performances in Florida and Alabama adoption states, which comprised 59% of total K-12 revenue and deferred revenue recognized in the current period related to prior period sales, which comprised the remaining 41% of total K-12 revenue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
K-12 Supplemental Pro Forma
K-12 revenue for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment) was $958.0 million and $790.6 million, respectively, representing an increase of $167.3 million or 21.2%. The increase was primarily due to:
•a strong performance in Literature, Math, Humanities and Science adoptions across multiple states resulting in an increase in revenue of approximately $94.0 million, $45.2 million, $18.3 million and $22.4 million, respectively; and
•higher digital revenue of approximately $57.6 million resulting from the Achieve3000 Acquisition; partially offset by
•the timing of deferred revenue recognition related to prior year sales resulting in approximately $79.8 million lower revenue recognition in the current period.
Higher Education
Higher Education revenue was $654.2 million for the year ended March 31, 2023 (Successor) compared to $449.6 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $214.9 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The variances were primarily due to the difference in the length of the periods being compared and changes in the digital and print sales mix.
Digital revenue was 86% and 84% for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively, of total Higher Education revenue. The increase in digital revenue of 2% was primarily due to the growth of Inclusive Access revenue. Print revenue was 14% and 16% for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively, of total Higher Education revenue. The decrease in print revenue of 2% was due to the ongoing migration from print to more affordable digital learning solutions.
Digital revenue was 86% and 83% for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively, of total Higher Education revenue. The increase in digital revenue of 3% was primarily due to the growth of Inclusive Access revenue. Print revenue was 14% and 17% for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively, of total Higher Education revenue. The decrease in print revenue of 3% was due to the ongoing migration from print to more affordable digital learning solutions.
Higher Education Supplemental Pro Forma
Higher Education revenue for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment) was $654.2 million and $664.5 million, respectively, representing a decrease of $10.3 million or 1.5%. The decrease was primarily due to:
•the ongoing migration from print to more affordable digital learning solutions resulting in:
◦a decline in print revenue of approximately $30.5 million; partially offset by
◦favorable product returns of approximately $11.3 million.
•market share gains and growth in more affordable digital learning solutions sales, including through Inclusive Access resulting in an approximately $9.1 million higher revenue recognition.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Global Professional
Global Professional revenue was $147.9 million for the year ended March 31, 2023 (Successor) compared to $99.3 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $48.9 million for the four month period ended April 1, 2021 to July 31, 2021 (Predecessor). The increases in both periods were primarily due to the difference in the length of the periods being compared as well as higher digital revenue related to Access platform sales, partially offset by lower print revenue attributable to the timing of orders related to one large distributor.
Global Professional Supplemental Pro Forma
Global Professional revenue was $147.9 million and $148.2 million for the year ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment), respectively, representing a decrease of $0.3 million or 0.2%. The decrease is primarily driven by lower print revenue of approximately $3.8 million attributable to the timing of orders related to one large distributor, partially offset by an increase in digital revenue of approximately $3.5 million primarily related to Access platform sales and the Boards and Beyond Acquisition in December 2022.
International
International revenue was $187.9 million for the year ended March 31, 2023 (Successor) compared to $118.2 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $68.2 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The increases in both periods were primarily due to the difference in the length of the periods being compared and changes in the digital and print sales mix.
Digital revenue was 44% and 48% for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively, of total International revenue. The decrease in digital revenue of 4% was primarily due to the timing of sales, partially offset by an increase in digital revenue of approximately $5.6 million related to the Achieve3000 Acquisition. Print revenue was 56% and 52% for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively, of total International revenue. The increase in print revenue of 4% was primarily due to geography and discipline mix.
Digital revenue was 44% and 38% for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively, of total International revenue. The increase in digital revenue of 6% was primarily due to the Achieve3000 Acquisition resulting in higher digital revenue of approximately $5.6 million. Print revenue was 56% and 62% for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively, of total International revenue. The decrease in print revenue of 6% was primarily due to the timing of print sales.
International Supplemental Pro Forma
International revenue for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment) was $187.9 million and $186.5 million, respectively, representing an increase of $1.5 million or 0.8%. The increase was primarily due to:
•higher print revenue of approximately $2.0 million primarily as a result of favorable product return reserves due to the ongoing migration from print to digital learning solutions; partially offset by
•a decrease in digital revenue of $0.5 million due to the timing of deferred revenue recognition of prior year sales resulting in lower revenue recognition in the current period, partially offset by an increase in digital revenue related to the Achieve3000 Acquisition.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Other
Other revenue was $(0.2) million for the year ended March 31, 2023 (Successor) compared to $5.0 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $(4.6) million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The changes in both periods were primarily due to the timing of in-transit product sales, which may vary due to business seasonality.
Other Supplemental Pro Forma
Other revenue for the year ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment) was $(0.2) million and $0.4 million, respectively, representing a decrease of $0.7 million. The variance was primarily due to the timing of in-transit product sales.
Cost of Sales (Excluding Depreciation and Amortization)
Cost of sales was $464.6 million for the year ended March 31, 2023 (Successor) compared to $254.3 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $139.3 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The changes in cost of sales were driven by the difference in the length of the periods being compared and the factors described below.
Cost of sales was 24% and 22%, as a percentage of revenue, for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. The increase of 2% was primarily due to higher manufacturing costs as a result of higher raw material costs driven by inflationary pressure during the period and higher amortization of the step-up in carrying value of inventory related to the Acquisition.
Cost of sales was 24% and 21%, as a percentage of revenue, for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively. The increase of 3% was primarily due to higher manufacturing costs as a result of higher amortization of the step-up in carrying value of inventory related to the Acquisition and higher raw material costs driven by inflationary pressure during the period.
Cost of Sales (Excluding Depreciation and Amortization) Supplemental Pro Forma
Cost of sales for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined) was $464.6 million and $418.5 million, respectively, representing an increase of $46.0 million or 11.0%. The increase was primarily due to higher manufacturing, freight and royalty costs of approximately $46.0 million as a result of an increase in revenue and higher raw material costs driven by inflationary pressure during the period.
Operating and Administrative Expenses
Operating and administrative expenses was $1,044.6 million for the year ended March 31, 2023 (Successor) compared to $675.7 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $340.4 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The variances were primarily due to the difference in the length of the periods being compared and the factors described below.
Operating and administrative expenses was 54% and 59%, as a percentage of revenue, for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. The decrease of 5% was primarily due to lower compensation expense (including stock-based compensation expense), lower amortization of pre-publication expenditures and lower professional and consulting fees, as a percentage of revenue, of approximately 5%, 1% and 1%, respectively. This was partially offset by higher travel and entertainment expense and higher depository sales commission, as a percentage of revenue, of approximately 1% and 1%, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Operating and administrative expenses was 54% and 52%, as a percentage of revenue, for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively. The increase of 2% was primarily due to higher professional and consulting fees, higher sales commissions and higher travel and entertainment expenses, as a percentage of revenue, of approximately 7%, 1% and 1%, respectively. This was partially offset by lower compensation expense (including stock-based compensation expense), as a percentage of revenue, of approximately 7%.
Operating and Administrative Expense Supplemental Pro Forma
Operating and administrative expenses for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined) were $1,044.6 million and $1,036.0 million, respectively, representing an increase of $8.6 million or 0.8%. The increase was primarily due to:
•higher compensation expenses of approximately $62.8 million resulting from an increase in headcount attributable to the Achieve3000 Acquisition, annual merit increases and business investments to drive future growth and increase platform engagement and retention;
•higher professional and consulting fees of approximately $43.8 million due to the overall growth in the business;
•higher depository and sales force sales commissions of approximately $16.8 million driven by increased sales and state sales mix; and
•higher travel and entertainment and sales conference expenses of approximately $13.7 million resulting from a return to in-person sales and sales meeting activities; partially offset by
•the prior period recognition of approximately $121.5 million in stock-based compensation expenses related to the accelerated vesting of outstanding stock-based awards in connection with the Acquisition and the Achieve3000 Acquisition;
•lower amortization of pre-publication expenditures of approximately $5.9 million driven by the timing and level of pre-publication expenditures; and
•lower allowance for credit losses of approximately $1.1 million.
Depreciation and Amortization of Intangibles
Depreciation and amortization expense was $314.8 million for the year ended March 31, 2023 (Successor) compared to $201.1 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor). The increase was primarily due to the difference in the length of the periods being compared, partially offset by lower amortization expense related to the use of the sum of years digit method of amortization for our content intangible assets.
Depreciation and amortization expense was $314.8 million for the year ended March 31, 2023 (Successor) compared to $38.6 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The increase was primarily due to the difference in the length of the periods being compared and an increase in amortization expense associated with the identifiable intangible assets recorded as a result of the Acquisition and the Achieve3000 Acquisition.
Depreciation and Amortization of Intangibles Supplemental Pro Forma
Depreciation and amortization expense for the years ended March 31, 2023 (Successor) and March 31, 2022 (Pro Forma Combined) was $314.8 million and $279.9 million, respectively, representing an increase of $34.8 million or 12.4%. The increase was primarily driven by the amortization expense associated with identifiable intangible assets recorded as a result of the Achieve3000 Acquisition.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Impairment Charge
We recorded an impairment charge of $312.0 million for the year ended March 31, 2023 (Successor), of which $185.0 million relates to the impairment of goodwill of our Higher Education reporting unit and $73.0 million relates to the impairment of goodwill of our International reporting unit, primarily due to a revision of previously projected revenue, as well as changes in discount rates and market multiples given current market conditions. The remaining impairment charge relates to the impairment of our Higher Education, Global Professional and International indefinite-lived intangible trademarks of $45.0 million, $6.0 million and $3.0 million, respectively. The indefinite-lived intangible trademark impairment resulted primarily from a revision of previously projected revenue given current market conditions and an increase in the discount rate due to a rising interest rate environment.
Transaction Costs
There were no transaction costs for the year ended March 31, 2023 (Successor). Transaction costs were $65.7 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and $21.0 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor), which primarily represent transaction costs associated with the Acquisition and the Achieve3000 Acquisition.
Transaction Costs Supplemental Pro Forma
There were no transaction costs for the year ended March 31, 2023 (Successor). Transaction costs for the year ended March 31, 2022 (Pro Forma Combined) was $86.7 million, which primarily represents transaction costs associated with the Acquisition and the Achieve3000 Acquisition.
Interest Expense (Income), net
Interest expense (income), net, was $278.2 million for the year ended March 31, 2023 (Successor) compared to $161.8 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor). The increase was primarily due to the difference in the length of the periods being compared, a higher outstanding debt balance as a result of the Achieve3000 Acquisition on November 1, 2021 as well as a higher interest rate related to the variable rate Term Loan Facility in comparison to the prior period.
Interest expense (income), net, was $278.2 million for the year ended March 31, 2023 (Successor) compared to $54.9 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The increase was primarily due to the difference in the length of the periods being compared and a higher outstanding debt balance as a result of the Acquisition and the Achieve3000 Acquisition.
Interest Expense (Income), net, Supplemental Pro Forma
Interest expense (income), net, for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined) was $278.2 million and $214.6 million, respectively, representing an increase of $63.6 million or 29.6%. The increase was primarily due to a higher outstanding debt balance because of the Achieve3000 Acquisition on November 1, 2021, as well as a higher interest rate related to the variable rate Term Loan Facility in comparison to the prior period.
(Gain) Loss on Extinguishment of Debt
During the year ended March 31, 2023 (Successor), we repurchased $71.5 million face value of the 2022 Secured Notes and $28.5 million face value of the 2022 Unsecured Notes, which were accounted for in accordance with ASC Topic 470-50, Debt—Modifications and Extinguishments. As a result, we recorded a gain on extinguishment of debt of $4.6 million, which consisted of a $9.0 million redemption discount, partially offset by the write-off of unamortized deferred financing fees and debt discount of $0.8 million and $3.6 million, respectively, related to the portion of debt accounted for as an extinguishment.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
During the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), we recorded a loss on extinguishment of debt of $75.8 million related to the repayment of the Predecessor’s existing debt in connection with the Acquisition. The loss consisted of the redemption premium payment of $14.4 million associated with our 2021 Senior Secured Notes as well as the write-off of unamortized deferred financing costs and original debt discount of $21.9 million and $39.5 million, respectively, related to the portion of the debt accounted for as an extinguishment.
Other (Income) Expense
During the year ended March 31, 2023 (Successor), we recognized a gain of $8.0 million resulting from the favorable settlement of a copyright infringement lawsuit filed in 2021.
On April 16, 2021, we sold certain Global Professional titles for a total cash consideration of $3.5 million to a third party. The carrying value of these assets was $0.
Income Tax Provision (Benefit)
For the year ended March 31, 2023 (Successor), the income tax provision (benefit) was $(49.7) million and the effective tax rate was 11.0%. For the period from August 1, 2021 to March 31, 2022 (Successor), the income tax provision (benefit) was $(25.7) million and the effective tax rate was 4.1%. For the period from April 1, 2021 to July 31, 2021 (Predecessor), the income tax provision (benefit) was $5.3 million and the effective tax rate was (33.0)%.
In the Predecessor periods, we historically carried a valuation allowance on domestic deferred tax assets due to negative evidence of cumulative book losses. In connection with the acquisition method of accounting for the Acquisition, on August 1, 2021, we provided deferred tax liabilities, for the difference in fair value over carryover tax basis, in excess of deferred tax assets. As a result, we determined that a valuation allowance was no longer required on its domestic deferred tax assets. Accordingly, for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), an income tax benefit was recorded on domestic book losses.
A valuation allowance continues to be recorded for certain foreign deferred tax assets due to negative evidence of cumulative book losses with no deferred tax benefit recognized for certain foreign losses on operations for the Successor and Predecessor periods.
For the year ended March 31, 2023 (Successor), the effective tax rate was different than the U.S federal statutory tax rate primarily due to the impairment of goodwill, for which no income tax benefit was recognized. For the period from August 1, 2021 to March 31, 2022 (Successor), the effective tax rate was different than the U.S federal statutory tax rate primarily due to the impairment of goodwill, compensation expense that was recorded in relation to the accelerated vesting of Achieve3000 legacy stock-based compensation awards, certain transaction costs related to the Acquisition which were not deductible for income tax purposes and U.S tax costs related to a gain on the disposition of a foreign investment. For the period from April 1, 2021 to July 31, 2021 (Predecessor), the effective tax rate was different than the U.S. federal statutory tax rate primarily driven by the mix of foreign income with domestic losses offsetting close to breakeven in consolidation, the valuation allowance position resulting in no tax benefit recognized for domestic losses, and state current taxes due where net operating losses were unavailable or subject to limitations.
For the year ended March 31, 2022 (Pro Forma Combined), the income tax provision (benefit) was $(48.6) million, and the effective tax rate was 6.7%. The effective tax rate was different than the U.S federal statutory tax rate primarily due to the impairment of goodwill, for which no income tax benefit was recognized.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Adjusted EBITDA by Segment for the year ended March 31, 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined)
Adjusted EBITDA by segment is determined and presented in accordance with Accounting Standards Codification Topic 280, Segment Reporting. Adjusted EBITDA by segment is a measure used by our chief operating decision maker to assess the performance of our segments. We exclude from Adjusted EBITDA by segment: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our chief operating decision maker does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. In addition, Adjusted EBITDA by segment is calculated in a manner consistent with the definition and meaning of our Adjusted EBITDA Non-GAAP measure, see “—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA .”
The length of each of the periods presented in the tables set forth below is presented in accordance with GAAP; however, they are not prepared on a consistent basis as the Successor periods reflect a new basis of accounting due to the Acquisition and the year ended March 31, 2023 (Successor) is compared to the eight-month period from August 1, 2021 to March 31, 2022 (Successor) and to the four month period from April 1, 2021 to July 31, 2021 (Predecessor). As such, we have included pro forma financial information as a supplement to the historical results of our Predecessor and Successor periods for the year ended March 31, 2022 referenced as “Pro Forma Combined.” The unaudited supplemental pro forma financial information referenced as “Pro Forma Combined” is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing. The pro forma adjustments reflect: (i) the application of the acquisition method of accounting under the provisions of ASC 805 in connection with the Acquisition; (ii) interest expense resulting from interest on our debt used to finance the Acquisition and the amortization of the related debt issuance costs; (iii) compensation expense associated with stock awards that were modified upon Acquisition to liability awards with a post-acquisition service period; (iv) advisory fees paid to Platinum Advisors; and (v) the related income tax effect of the pro forma adjustments. See “Unaudited Supplemental Pro Forma Combined Financial Information.”

	Successor		Predecessor
($ in thousands)	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Adjusted EBITDA by Segment:
K-12	$428,606	$49,543	$202,233
Higher Education	272,457	251,593	42,008
Global Professional	44,434	31,651	22,648
International	25,958	18,552	5,878
Other	4,775	(3,066)	9,194

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Supplemental Pro Forma

	Successor	Pro Forma Combined by Segment
	Year Ended March 31,
($ in thousands)	2023	2022	$ Change	% Change
		(unaudited)
Adjusted EBITDA by Segment:
K-12	$428,606	$251,776	$176,830	70.2%
Higher Education	272,457	293,601	(21,144)	(7.2)%
Global Professional	44,434	54,299	(9,865)	(18.2)%
International	25,958	24,430	1,528	6.3%
Other	4,775	6,128	(1,353)	(22.1)%
K-12
K-12 Adjusted EBITDA was $428.6 million for the year ended March 31, 2023 (Successor) compared to $49.5 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $202.2 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The variances were primarily due to the difference in the length of the periods being compared and the factors described below.
K-12 adjusted EBITDA margin was 39% and 13% (“adjusted EBITDA margin,” as calculated by dividing Adjusted EBITDA by Billings) for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. The adjusted EBITDA margin increased by 26% primarily due to the seasonality of the business in the periods being compared, strong open territory and adoption state performance across multiple states and disciplines and higher Digital Billings of approximately $90.3 million resulting from the Achieve3000 Acquisition. In addition, the increase was due to lower corporate cost allocations, lower compensation expense, lower sales commission and lower inventory obsolescence reserves, as a percentage of Billings, of approximately 12%, 10%, 2% and 1%, respectively.
K-12 adjusted EBITDA margin was 39% and 52% for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively. The adjusted EBITDA margin decreased by 13% primarily due to the seasonality of the business in the periods being compared, higher compensation expenses, higher sales and marketing expenses, higher professional and consulting fees, higher travel and entertainment expenses and higher corporate cost allocations, as a percentage of Billings, of approximately 6%, 3%, 2%, 1% and 1%, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
K-12 Supplemental Pro Forma
K-12 Adjusted EBITDA for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment) was $428.6 million and $251.8 million, respectively, representing an increase of $176.8 million or 70.2%. The increase was primarily due to:
•strong performance in Math, Literature, Science and Humanities adoptions across multiple states resulting in an increase in Billings of approximately $92.6 million, $51.0 million, $20.1 million and $19.0 million, respectively;
•higher digital Billings of approximately $90.0 million due to the Achieve3000 Acquisition; and
•strong performance in our intervention portfolio, most notably linked to Alabama English Language Arts, resulting in an increase in Billings of approximately $37.3 million; partially offset by
•an increase in manufacturing, freight and royalty costs of approximately $45.8 million, as a result of an increase in Billings and higher raw material costs due to inflationary pressure during the period;
•higher compensation expenses of approximately $39.0 million due to an increase in headcount related to the Achieve3000 Acquisition, annual merit increases and business investment to drive future product development and revenue growth;
•an increase in professional and consulting fees and other operating expenses, of approximately $36.0 million, consistent with the increase in Billings;
•higher depository and sales force sales commissions of approximately $13.2 million driven by state sales mix and increased Billings, respectively; and
•higher travel and entertainment and sales conference expenses of approximately $6.8 million resulting from a return to in-person sales and sales meeting activities.
Higher Education
Higher Education Adjusted EBITDA was $272.5 million for the year ended March 31, 2023 (Successor) compared to $251.6 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $42.0 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The variances were primarily due to the difference in the length of the periods being compared and the factors described below.
Higher Education adjusted EBITDA margin was 40% and 48% for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. The adjusted EBITDA margin decreased by 8% primarily due to the difference in the length of the periods being compared, as well as higher compensation expenses, higher professional, consulting and other operating expenses, higher corporate cost allocations and higher travel and entertainment expenses, as a percentage of Billings, of approximately 4%, 2%, 1% and 1%, respectively.
Higher Education adjusted EBITDA margin was 40% and 28% for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively. The adjusted EBITDA margin increased by 12% due to the difference in the length of the periods being compared as well as lower compensation expense and lower corporate cost allocations, as a percentage Billings, of approximately 7% and 7%, respectively. This was partially offset by higher travel and entertainment expenses and higher sales commissions, as a percentage of Billings, of approximately 1% and 1%, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Higher Education Supplemental Pro Forma
Higher Education Adjusted EBITDA for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment) was $272.5 million and $293.6 million, respectively, representing a decrease of $21.1 million or 7.2%. The decrease was primarily due to:
•the ongoing migration from print to more affordable digital learning solutions resulting in:
•a decline in print Billings of approximately $29.9 million; partially offset by
•favorable product return reserves of approximately $4.9 million.
•higher compensation expenses of approximately $13.1 million due to an increase in headcount aligned with our go-to-market investments to increase platform engagement and retention and annual merit increases;
•higher professional and consulting fees and other operating expenses of approximately $8.4 million;
•higher travel and entertainment and sales conference expenses of approximately $3.4 million resulting from a return to in-person sales and sales meeting activities; and
•higher sales commissions of approximately $2.0 million due to higher Billings and early investment in sales retention efforts; partially offset by
•higher digital Billings of approximately $29.0 million driven by Inclusive Access sales which contributed to market share gains and grew by approximately 23% during the period; and
•lower manufacturing and freight costs of approximately $1.8 million due to the decrease in print Billings.
Global Professional
Global Professional Adjusted EBITDA was $44.4 million for the year ended March 31, 2023 (Successor) compared to $31.7 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $22.6 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The variances were primarily due to the difference in the length of periods being compared and the factors described below.
Global Professional adjusted EBITDA margin was 29% and 31% for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. The adjusted EBITDA margin decreased 2% primarily due to higher manufacturing costs, as a percentage of Billings, of approximately 2%, as a result of higher raw material costs due to inflationary pressure during the period.
Global Professional adjusted EBITDA margin was 29% and 42% for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively. The adjusted EBITDA margin decreased 13% primarily due to higher manufacturing and freight costs resulting from higher raw material costs due to inflationary pressure during the period, higher corporate cost allocations, higher compensation expenses, higher professional and consulting fees and higher travel and entertainment expense, as a percentage of Billings, of approximately 5%, 3%, 2%, 2% and 1%, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Global Professional Supplemental Pro Forma
Global Professional Adjusted EBITDA for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment) was $44.4 million and $54.3 million, respectively, representing a decrease of $9.9 million or 18.2%. The decrease was primarily due to:
•lower print Billings of approximately $3.9 million attributable to the timing of orders primarily related to one large distributor;
•an increase in manufacturing and freight costs of approximately $4.4 million as a result of higher raw material costs due to inflationary and supply chain pressures;
•higher professional and consulting fees of approximately $1.4 million;
•higher compensation expenses of approximately $1.1 million primarily due to annual merit increases; and
•higher travel and entertainment expenses of approximately of $1.0 million resulting from a return to in-person sales activities; partially offset by
•higher digital Billings of $1.9 million primarily due to the Boards and Beyond Acquisition in December 2022 as well as higher Access platform sales.
International
International Adjusted EBITDA was $26.0 million for the year ended March 31, 2023 (Successor) compared to $18.6 million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $5.9 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The variances were primarily due to the difference in the length of the periods being compared and the factors described below.
International adjusted EBITDA margin was 14% and 15% for the year ended March 31, 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. The adjusted EBITDA margin decreased by 1% primarily due to higher manufacturing and freight costs, as a percentage of Billings, of approximately 4%. This was partially offset by higher Digital Billings of approximately $5.6 million resulting from the Achieve3000 Acquisition.
International adjusted EBITDA margin was 14% and 10% for the year ended March 31, 2023 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively. The adjusted EBITDA margin increased 4% primarily due to lower manufacturing costs, as a percentage of Billings, of approximately 4%, as a result of the seasonality of the business in the periods being compared and favorable product mix.
International Supplemental Pro Forma
International Adjusted EBITDA for the years ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment) was $26.0 million and $24.4 million, respectively, representing an increase of $1.5 million or 6.3%. The increase was primarily due to:
•higher digital Billings of approximately $5.5 million primarily driven by the Achieve3000 Acquisition; and
•higher print Billings of approximately $1.9 million driven by the timing of sales; partially offset by
•higher manufacturing, freight and royalty costs of approximately $3.3 million driven by the increase in sales, product mix and higher raw material costs due to inflationary and supply chain pressure;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•an increase in travel and entertainment expenses of approximately $1.7 million resulting from a return to in-person sales activities; and
•higher compensation expenses of approximately $0.9 million primarily due to annual merit increases.
Other
Other Adjusted EBITDA was $4.8 million for the year ended March 31, 2023 (Successor) compared to $(3.1) million for the eight month period from August 1, 2021 to March 31, 2022 (Successor) and compared to $9.2 million for the four month period from April 1, 2021 to July 31, 2021 (Predecessor). The variance was primarily driven by the timing of corporate cost allocations and the prior year recognition of a $3.5 million gain from the sale of certain Global Professional titles, partially offset by the favorable settlement of the copyright actions lawsuit of approximately $8.0 million.
Other Supplemental Pro Forma
Other Adjusted EBITDA for the year ended March 31, 2023 (Successor) and 2022 (Pro Forma Combined by Segment) was $4.8 million and $6.1 million, respectively, representing a decrease of $1.4 million. The variance was primarily driven by the favorable settlement of the copyright actions lawsuit of approximately $8.0 million, more than offset by the prior year recognition of a $3.5 million gain from the sale of certain Global Professional titles and the timing of corporate cost allocations which contributed to the remaining variance.
Non-GAAP Financial Measures
We include non-GAAP measures in this prospectus, including EBITDA and Adjusted EBITDA, because they are a basis on which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business by allowing management to focus on the most meaningful indicators of our continuous operational performance.
Although we believe these measures are useful for investors for the same reasons, we recommend that users of the financial statements note that these measures are not a substitute for GAAP financial measures or disclosures. We provide reconciliations of EBITDA and Adjusted EBITDA measures to the corresponding most closely related GAAP measure.
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are presented because they are a basis upon which our board of directors and management assesses our business performance, and we believe they are useful for investors to understand the underlying trends of our operations.
EBITDA is defined as net income (loss) from continuing operations plus interest expense (income), net, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude items required or permitted under our Cash Flow Credit Agreement, which is summarized in the table below. Adjusted EBITDA is intended to show our unleveraged, pre-tax operating results and therefore reflects our financial performance based on operational factors, excluding certain non-operational or non-recurring losses or gains. Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term Adjusted EBITDA varies from others in our industry. This measure should not be considered as an alternative to net income (loss) or any other performance measures derived in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, Adjusted EBITDA does not reflect: (a) our cash capital and pre-publication expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; (b) the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt; (c) tax payments; (d) advisory fees paid to Platinum Advisors; (e) certain

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
one-time expenditures to realize cost savings; (f) any gains or losses from foreign currency transactions and foreign translations; or (g) the impact of earnings or charges resulting from matters that we and the lenders under our debt agreements may not consider indicative of our ongoing operations. In particular, our definition of Adjusted EBITDA allows us to add back certain non-cash and other charges or costs that are deducted in calculating consolidated net income. However, these are expenses that may recur, may vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes.
Further, although not included in the calculation of Adjusted EBITDA below, the measure may at times allow us to add estimated cost savings and operating synergies related to operational changes ranging from acquisitions or dispositions to restructurings, and exclude one-time transition expenditures that we anticipate we will need to incur to realize cost savings before such savings have occurred.
The calculation of Adjusted EBITDA below is presented in accordance with our debt agreements. The results of such calculation could differ in the future based on the different types of adjustments that may be included in such respective calculations at the time.
The following unaudited pro forma information referenced as "Pro Forma Combined" is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions, and the Refinancing. The pro forma adjustments reflect; (i) the application of the acquisition method of accounting under the provisions of ASC 805 in connection with the Acquisition; (ii) interest expense resulting from interest on our debt used to finance the Acquisition and the amortization of the related debt issuance costs; (iii) compensation expense associated with stock awards that were modified upon Acquisition to liability awards with a post-acquisition service period; (iv) advisory fees paid to Platinum Advisors; and (v) the related income tax effect of the pro forma adjustments. See "—Unaudited Supplemental Pro Forma Combined Financial Information".

	Successor			Predecessor	Pro Forma Combined
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands)	2024	2023
					(unaudited)
Net income (loss)	$(193,019)	$(404,104)	$(598,238)	$(21,137)	$(674,254)
Interest expense (income), net	326,438	278,219	161,754	54,859	214,623
Income tax provision (benefit)	25,294	(49,734)	(25,668)	5,250	(48,564)
Depreciation, amortization and pre-publication amortization	366,381	371,885	245,295	57,473	342,987
EBITDA	$525,094	$196,266	$(216,857)	$96,445	$(165,208)
Change in deferred (a)	71,594	158,278	(4,019)	271	(3,748)
Restructuring and cost savings implementation charges (b)	32,548	20,572	9,994	1,524	11,518
Purchase accounting (c)	18,101	46,521	24,568	—	49,464
Sponsor fees (d)	10,000	10,000	6,695	1,167	10,000
Impairment charge (e)	49,500	312,000	405,000	—	405,000
Transaction and integration costs (f)	8,205	6,542	67,997	20,999	88,996
(Gain) loss on extinguishment of debt (g)	(3,415)	(4,552)	—	75,800	75,800
Other (h)	16,585	30,603	54,895	85,755	158,412
Adjusted EBITDA	$728,212	$776,230	$348,273	$281,961	$630,234
_______________
(a)Change in deferred.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Successor			Predecessor	Pro Forma Combined
	Year Ended March 31,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2022
($ in thousands)	2024	2023
					(unaudited)
Change in deferred revenue (i)	$62,516	$175,395	$2,080	$3,531	$5,611
Change in deferred royalties (ii)	12,384	(13,771)	(9,019)	(720)	(9,739)
Change in deferred commissions (iii)	(3,306)	(3,346)	2,920	(2,540)	380
Change in deferred	$71,594	$158,278	$(4,019)	$271	$(3,748)
_______________
(i)We receive cash up-front for most sales but recognize revenue over time recording a liability for deferred revenue at the time of sale.
(ii)Royalty obligations are generally payable in the period incurred with limited recourse.
(iii)Commissions are generally payable in the period incurred.
(b)Represents severance and other expenses associated with headcount reductions and other cost savings initiated as part of our formal restructuring initiatives.
(c)Represents the effects of the application of purchase accounting associated with the Acquisition, driven by the step-up of acquired inventory.
(d)For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the year ended March 31, 2022 (Pro Forma Combined), represents $10.0 million of annual advisory fees paid to Platinum Advisors. For the period from April 1, 2021 to July 31, 2021 (Predecessor), represents $3.5 million of annual management fees payable to entities affiliated with Apollo Global Management, LLC.
(e)For the year ended March 31, 2024 (Successor), we recorded a non-cash impairment charge of $49.5 million, reducing goodwill and indefinite-lived intangible trademarks by $40.5 million and $9.0 million, respectively.
For the year ended March 31, 2023 (Successor), we recorded a non-cash impairment charge of $312.0 million reducing goodwill and indefinite-lived intangible trademarks by $258.0 million and $54.0 million, respectively.
For the period from August 1, 2021 to March 31, 2022 (Successor) and the year ended March 31, 2022 (Pro Forma Combined), we recorded a non-cash impairment charge of $405.0 million reducing the Higher Education goodwill and indefinite-lived intangible trademark by $385.0 million and $20.0 million, respectively.
(f)This primarily represents transaction and integration costs associated with the Acquisition and the Achieve3000 Acquisition.
(g)For the year ended March 31, 2024 (Successor), the amount represents the redemption discount, the write-off of unamortized deferred financing fees and debt discount associated with the extinguishment of $50.0 million face value of the 2022 Unsecured Notes.
For the year ended March 31, 2023 (Successor), the amount represents the redemption discount, the write-off of unamortized deferred financing fees, debt discount and other fees and expenses associated with the extinguishment of $71.5 million face value of the 2022 Secured Notes and $28.5 million face value of the 2022 Unsecured Notes.
For the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), represents the write-off of unamortized deferred financing fees, debt discount and other fees and expenses associated with the extinguishment of the Predecessor debt as a result of the Acquisition.
(h)For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), the amount represents (i) acquisition related stock-based incentive compensation expense of $0.0 million, $15.6 million, $49.9 million, $85.1 million and $152.7 million, respectively, (ii) foreign currency exchange transaction impact of $3.1 million, $4.1 million, $0.5 million, $0.3 million and $0.8 million, respectively, and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.
Seasonality and Comparability
Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. For the year ended March 31, 2024 (Successor), we realized approximately 26%, 33%, 20% and 21% of our revenues during the first, second, third and fourth quarters, respectively. This

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
seasonality affects operating cash flow from quarter to quarter and there are certain months when we operate at a net cash deficit. Changes in our customers’ ordering patterns may affect the comparison of our current results in prior years where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices. During recent years, as the Higher Education business has transitioned to digital sales, third fiscal quarter sales have partially migrated to the fourth fiscal quarter.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Quarterly Results of Operations
The following tables set forth certain historical consolidated financial information for each of the quarters in the two-year period ended March 31, 2024. The following tables and discussion should be read in conjunction with the information contained in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Successor
	March 31, 2023				March 31, 2024
($ in thousands) (unaudited)	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Fourth Quarter 2023	First Quarter 2024	Second Quarter 2024	Third Quarter 2024	Fourth Quarter 2024
Revenue	$511,092	$628,753	$407,119	$400,809	$501,116	$641,089	$398,966	$419,307
Cost of sales (excluding depreciation and amortization)	135,179	166,503	76,798	86,075	129,869	145,553	64,713	80,196
Gross profit	375,913	462,250	330,321	314,734	371,247	495,536	334,253	339,111
Operating expenses
Operating and administrative expenses	243,254	290,410	228,400	282,575	249,757	275,667	244,127	257,876
Depreciation	10,013	10,933	10,761	12,851	10,598	11,861	13,324	17,202
Amortization of intangibles	68,551	67,761	66,895	66,985	65,459	64,221	63,121	62,136
Impairment charge	—	—	312,000	—	—	—	7,000	42,500
Total operating expenses	321,818	369,104	618,056	362,411	325,814	351,749	327,572	379,714
Operating income (loss)	54,095	93,146	(287,735)	(47,677)	45,433	143,787	6,681	(40,603)
Interest expense (income), net	63,753	67,294	75,126	72,046	79,563	83,828	83,301	79,746
(Gain) loss on extinguishment of debt	—	(1,767)	—	(2,785)	—	(3,415)	—	—
Other (income) expense	—	(8,000)	—	—	—	—	—	—
Income (loss) from operations before taxes	(9,658)	35,619	(362,861)	(116,938)	(34,130)	63,374	(76,620)	(120,349)
Income tax provision (benefit)	(397)	11,004	(50,618)	(9,723)	(2,367)	2,842	(688)	25,507
Net income (loss)	$(9,261)	$24,615	$(312,243)	$(107,215)	$(31,763)	$60,532	$(75,932)	$(145,856)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Successor
	March 31, 2023				March 31, 2024
($ in thousands) (unaudited)	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Fourth Quarter 2023	First Quarter 2024	Second Quarter 2024	Third Quarter 2024	Fourth Quarter 2024
Reported Revenue by Segment:
K-12	$290,146	$369,843	$167,033	$130,959	$266,341	$362,772	$145,356	$130,386
Higher Education	136,287	173,100	156,933	187,862	146,077	180,209	172,247	203,654
Global Professional	38,799	36,365	33,987	38,750	37,029	40,103	37,195	38,752
International	49,297	54,694	40,940	43,004	53,445	56,669	43,300	47,050
Other	(3,437)	(5,249)	8,226	234	(1,776)	1,336	868	(535)
Total Reported Revenue	511,092	628,753	407,119	400,809	501,116	641,089	398,966	419,307
Change in deferred revenue	32,232	345,073	(155,615)	(46,295)	(28,214)	281,851	(172,490)	(18,631)
Billings	$543,324	$973,826	$251,504	$354,514	$472,902	$922,940	$226,476	$400,676

Billings by Segment:
K-12	$381,203	$579,463	$85,956	$53,005	$305,976	$510,388	$49,878	$79,304
Higher Education	77,829	291,312	87,967	222,674	77,001	302,792	95,190	243,714
Global Professional	41,692	34,631	43,303	33,888	40,876	37,906	44,369	32,010
International	42,600	68,420	34,278	44,947	49,049	71,854	37,039	45,648
Total Billings	$543,324	$973,826	$251,504	$354,514	$472,902	$922,940	$226,476	$400,676

	Successor
	March 31, 2023				March 31, 2024
($ in thousands) (unaudited)	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Fourth Quarter 2023	First Quarter 2024	Second Quarter 2024	Third Quarter 2024	Fourth Quarter 2024
Adjusted EBITDA by Segment:
K-12	$191,087	$353,744	$(33,790)	$(82,435)	$129,191	$310,450	$(59,348)	$(33,613)
Higher Education	(141)	169,654	824	102,120	(5,759)	177,296	10,563	119,663
Global Professional	14,004	8,677	17,423	4,330	13,917	10,341	18,277	4,465
International	188	22,423	(264)	3,611	4,769	24,581	(18)	3,967
Other	(2,222)	12,062	2,677	(7,742)	2,574	89	1,336	(4,529)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Liquidity and Capital Resources

	Successor
	March 31,
($ in thousands)	2024	2023
Cash and cash equivalents	$203,618	$181,473
Current portion of long-term debt	21,250	21,250
Long-term debt	3,414,151	3,463,873
Finance lease obligations	14,989	19,213
Historically, we have generated operating cash flows sufficient to fund our seasonal working capital, capital requirements, expenditure and financing requirements. We use our cash generated from operating activities for a variety of needs, including among others: working capital requirements, capital and pre-publication expenditures and strategic acquisitions.
Our operating cash flows are affected by the inherent seasonality of the academic calendar. This seasonality also impacts cash flow patterns as investments are typically made in the first half of the year to support the significant selling period that occurs in the second half of the year. As a result, our cash flow is typically lower in the first half of the fiscal year and higher in the second half of the fiscal year.
Going forward, we may need cash to fund operating activities, working capital, pre-publication expenditures, capital expenditures and strategic investments. We believe that our future cash flow from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs for at least the next 12 months. Over the longer term, our future capital requirements will depend on our ongoing ability to generate cash from operations and our access to the bank and capital markets. We also expect our working capital requirements to be positively impacted by our migration from print products to digital learning solutions.
If our cash flows from operations are less than we require, we may need to incur debt or issue equity. From time to time, we may need to access the long-term and short-term capital markets to obtain financing. Although we believe we can currently finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be affected by many factors, including: (i) our credit ratings, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. There can be no assurance that we will continue to have access to the capital markets on terms acceptable to us.
Cash and Cash Equivalents
Cash and cash equivalents include bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of interest-bearing demand deposits with daily liquidity, money market and time deposits. The balance also includes cash that is held by us outside the U.S. to fund international operations or to be reinvested outside of the U.S. The investments and bank deposits are stated at cost, which approximates market value. These investments are not subject to significant market risk.
Extinguishment of Debt (Predecessor)
In connection with the Acquisition, the Predecessor’s existing debt was repaid in full and was accounted for in accordance with ASC Topic 470-50, Debt—Modifications and Extinguishments (“ASC 470-50”). As a result, we incurred a loss on extinguishment of debt of $75.8 million, which consisted of a portion of the redemption premium paid of $14.4 million associated with the 2021 Senior Secured Notes as well as the write-off of unamortized deferred financing costs and original debt discount of $21.9 million and $39.5 million, respectively, related to the portion of the debt accounted for as an extinguishment.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Issuance of Debt (Successor)
In connection with the Acquisition, subsidiaries of the Successor entered into the following financing transactions: (1) a Cash Flow Credit Agreement, which provides for (i) an initial $1,550.0 million term loan facility and (ii) an initial $150.0 million revolving credit facility; (2) an ABL Revolving Credit Agreement, which provides for (i) a $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity and (ii) a $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity; (3) the $900.0 million aggregate principal amount of 5.750% 2022 Secured Notes and (4) the $725.0 million aggregate principal amount of 8.000% 2022 Unsecured Notes. In addition, on November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575.0 million under the Term Loan Facility to finance the Achieve3000 Acquisition. See Note 3, “Business Combinations,” to our consolidated financial statements.
Cash Flow Credit Facilities
On July 30, 2021, we and certain of our affiliates entered into that certain Credit Agreement (the “Cash Flow Credit Agreement”) which provides for (i) an initial $1,550.0 million term loan facility (the “Term Loan Facility”) and (ii) an initial $150.0 million revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan Facility, collectively, the “Cash Flow Credit Facilities”). On November 1, 2021, we borrowed an additional $575.0 million under the Term Loan Facility pursuant to an incremental amendment to the Cash Flow Credit Agreement to finance the Achieve3000 Acquisition (see Note 3, “Business Combinations,”) and related transactions. The Term Loan Facility will mature on July 28, 2028 and is subject to 1% annual amortization payable in equal quarterly installments. The Revolving Credit Facility will mature on July 30, 2026 and is not subject to amortization.
In June 2023, we entered into an amendment to the Cash Flow Credit Agreement, which, among other things, replaced LIBOR with Term SOFR (of terms of one, three or six months, or if available and agreed to by such parties as specified in such agreement, other periods of twelve months or less than one month, in the case of the Revolving Credit Facility, with a credit spread adjustment of 0.10% for all interest periods, and in the case of the Term Loan Facility, with a credit spread adjustment of 0.11448% (one-month interest period), 0.26161% (three-months interest period), 0.42826% (six-months interest period) and 0.71513% (twelve-months interest period)). The interest rate applicable to borrowings under the Cash Flow Credit Facilities is, at our option, either (1) the base rate plus an applicable margin (which is 3.75% for the Term Loan Facility and 3.00% for the Revolving Credit Facility) or (2) Term SOFR (or for the Revolving Credit Facility borrowings in permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin (which is 4.75% for the Term Loan Facility and 4.00% for the Revolving Credit Facility). The interest rate on borrowings under the Cash Flow Credit Facilities is subject to a Term SOFR (or such other permitted alternative currency rate) floor of 0.50% per annum. In June 2023, we entered into an interest rate cap agreement for a notional amount of $1.2 billion to limit the maximum interest on a portion of the Term Loan Facility and decreases its exposure to interest rate variability when Term SOFR exceeds 5.33%. The interest rate cap will terminate on March 31, 2025 (see Note 11, “Derivative Financial Instruments”). As of March 31, 2024 (Successor), the interest rate for the Term Loan Facility was 10.19% per annum.
The following fees are applicable under the Revolving Credit Facility: (a) an unused line fee of 0.50% per annum of the unused portion of the Revolving Credit Facility (excluding any swingline loans), (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to Term SOFR Revolving Credit Facility borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder. In addition, the Term Loan Facility was issued at a discount of 1.00%. As of March 31, 2024 (Successor), the unamortized debt discount and deferred financing cost was $39.9 million and $11.0 million, respectively, which are amortized over the term of the facility using the effective interest rate method.
As of March 31, 2024 (Successor), the amount available under the Revolving Credit Facility was $150.0 million. We incurred undrawn fees of $0.8 million, $0.8 million and $0.5 million on unutilized

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
commitments for the years ended March 31, 2024 and 2023 (Successor)and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. As of March 31, 2024 (Successor), the unamortized debt discount and deferred financing cost was $3.2 million, which is amortized over the term of the facility on a straight-line basis. This is included within Other non-current assets in the consolidated balance sheets. As of March 31, 2024 (Successor), no amount was outstanding under the Revolving Credit Facility.
All obligations under the Cash Flow Credit Agreement are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the Cash Flow Credit Agreement is a second-priority lien with respect to accounts receivable, inventory and certain other current assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The Cash Flow Credit Facilities are secured pari passu with the 2022 Secured Notes (described below).
The Revolving Credit Facility requires the maintenance of a maximum Consolidated First Lien Net Leverage Ratio, on the last day of any fiscal quarter when aggregate exposures exceed 40% of total revolving commitments (subject to certain exclusions, including issued or undrawn letters of credit), of no greater than 6.95 to 1.00, tested for the four fiscal quarter period ending on such date.
The Cash Flow Credit Agreement also includes customary mandatory prepayment requirements with respect to the term loans under the Term Loan Facility based on certain events such as asset sales, debt issuances and defined levels of excess cash flow. As of March 31, 2024 (Successor), we determined that no mandatory prepayment of the term loans under the Term Loan Facility was required.
The Cash Flow Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on our ability and that of our restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, make investments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.
The Cash Flow Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default subject to certain materiality levels, default triggers and cure and grace periods.
As of March 31, 2024 (Successor), we were in compliance with all covenants or other requirements in the Cash Flow Credit Agreement.
The fair value of the outstanding Term Loan Facility was approximately $2,071.9 million as of March 31, 2024 (Successor). As of March 31, 2024 (Successor), the remaining contractual life of the Term Loan Facility was approximately 4.4 years.
For more information, see “Description of Material Indebtedness.”
ABL Revolving Credit Facilities
On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Revolving Credit Agreement (the “ABL Revolving Credit Agreement”) which provides for (i) a $165.0

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
million U.S. revolving credit facility, subject to U.S. borrowing base capacity (the “U.S. ABL Revolving Credit Facility”) and (ii) a $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity (the “RoW ABL Revolving Credit Facility” and, together with the U.S. ABL Revolving Credit Facility, the “ABL Revolving Credit Facilities”). The ABL Revolving Credit Facilities will mature on July 30, 2026 and are not subject to amortization.
In April 2023, we entered into an amendment to the ABL Revolving Credit Agreement, which, among other things, replaced LIBOR with Term SOFR (of terms of one, three or six months, or if available and agreed to by such parties as specified in such agreement, other periods of twelve months or less than one month, with a credit spread adjustment of 0.10% for all interest periods).The interest rate applicable to borrowings under the ABL Revolving Credit Facilities is, at McGraw-Hill Education, Inc.'s option, either (1) the base rate plus an applicable margin or (2) Term SOFR (or for permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin. The applicable margin is based on average availability under the ABL Revolving Credit Agreement at such time, and ranges from 1.25% to 1.75% for non-base rate loans and 0.25% to 0.75% for base rate loans. The interest rate on borrowings under the ABL Revolving Credit Facilities is subject to a Term SOFR (or such other permitted alternative currency rate) floor of 0% per annum.
The following fees are applicable under the ABL Revolving Credit Facilities: (a) an unused line fee of (i) 0.250% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is less than or equal to 50% of the aggregate commitments under such ABL Revolving Credit Facility or (ii) 0.375% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is greater than 50% of the aggregate commitments under such ABL Revolving Credit Facility, (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to Term SOFR borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.
All obligations under the U.S. ABL Revolving Credit Facility are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.'s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the ABL Revolving Credit Facilities is a first-priority lien with respect to cash and cash equivalents, accounts receivable, inventory and certain other current and foreign assets, and a second-priority lien with respect to other assets (second in priority to the liens securing the Cash Flow Credit Facilities and the 2022 Secured Notes). In addition to the U.S. obligors, the obligations under the RoW ABL Revolving Credit Facility are additionally guaranteed by, and secured by a lien on, the assets of certain foreign subsidiaries.
The ABL Revolving Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on the ability of McGraw-Hill Education, Inc. and McGraw-Hill Education, Inc.'s restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends or make other restricted payments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.
The ABL Revolving Credit Facilities require the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as set forth in the ABL Revolving Credit Agreement), on any date when Adjusted Availability (as such term is defined in the ABL Revolving Credit Agreement) is less than the greater of (a) 10% of the Line Cap (as such term is defined in the ABL Revolving Credit Agreement) and (b) $12.5 million, of at least 1.00 to 1.00, tested for the four fiscal quarter period ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
fiscal quarter thereafter until the date on which Adjusted Availability has exceeded the greater of (a) 10% of the Line Cap and (b) $12.5 million for 30 consecutive calendar days.
The ABL Revolving Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default, subject to certain materiality levels, default triggers and cure and grace periods.
As of March 31, 2024 (Successor), we were in compliance with all covenants or other requirements in the ABL Revolving Credit Agreement.
In June 2023, we borrowed $30.0 million in principal amount under the ABL Revolving Credit Agreement, which is subject to a per annum interest rate of 8.25% plus an applicable margin of 0.25%. This amount was fully repaid in July 2023.
As of March 31, 2024 (Successor), the amount available under the ABL Revolving Credit Facilities was $200.0 million. In addition, we incurred undrawn fees of $0.7 million, $0.7 million and $0.4 million on unutilized commitments for the years ended March 31, 2024 (Successor) and 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. As of March 31, 2024 (Successor), the unamortized deferred financing costs was $1.9 million, which are amortized over the term of the agreement on a straight-line basis. This is included within Other non-current assets in the consolidated balance sheets.
Availability under the ABL Revolving Credit Facilities excludes amounts outstanding for letters of credit in the amount of $4.1 million.
For more information, see “Description of Material Indebtedness.”
2022 Secured Notes and 2022 Unsecured Notes
On July 30, 2021, McGraw-Hill Education, Inc. assumed the obligations of (i) the $900.0 million aggregate principal amount of 5.750% Secured Notes due 2028 (the “2022 Secured Notes”) and (ii) the $725.0 million aggregate principal amount of 8.000% Senior Notes due 2029 (the “2022 Unsecured Notes” and, together with the 2022 Secured Notes, the “2022 Notes”), each initially issued by Mav Acquisition Corporation to finance a portion of the Acquisition (and the related transactions). The 2022 Secured Notes will mature on August 1, 2028 and the 2022 Unsecured Notes will mature August 1, 2029. Interest on each series of the 2022 Notes is payable semiannually in arrears on February 1 and August 1 of each year, each commencing on February 1, 2022. Each series of 2022 Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights.
We may redeem each series of the 2022 Notes at our option at certain redemption prices with respect to such series.
During the year ended March 31, 2024 (Successor), we repurchased $50.0 million face value of the 2022 Unsecured Notes for $44.5 million. The repurchases were accounted for as an extinguishment of debt in accordance with ASC 470-50. As a result, we recorded a gain on extinguishment of debt of $3.4 million, which consisted of a $5.5 million redemption discount, partially offset by the write-off of unamortized debt discount and deferred financing fees of $1.7 million and $0.4 million, respectively, related to the portion of debt accounted for as an extinguishment.
During the year ended March 31, 2023 (Successor), we repurchased $71.5 million face value of the 2022 Secured Notes for $65.4 million. The repurchases were accounted for as an extinguishment of debt

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
in accordance with ASC 470-50. As a result, we recorded a gain on extinguishment of debt of $2.9 million, which consisted of a $6.1 million redemption discount, partially offset by the write-off of unamortized debt discount and deferred financing fees of $0.6 million and $2.6 million, respectively, related to the portion of debt accounted for as an extinguishment.
During the year ended March 31, 2023 (Successor), we repurchased $28.5 million face value of the 2022 Unsecured Notes for $25.6 million. The repurchases were accounted for as an extinguishment of debt in accordance with ASC 470-50. As a result, we recorded a gain on extinguishment of debt of $1.6 million, which consisted of a $2.9 million redemption discount, partially offset by the write-off of unamortized debt discount and deferred financing fees of $0.2 million and $1.0 million, respectively, related to the portion of debt accounted for as an extinguishment.
All obligations under the 2022 Secured Notes are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.'s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the 2022 Secured Notes is a second-priority lien with respect to accounts receivable, inventory and certain other current and foreign assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The 2022 Secured Notes are secured pari passu with the Cash Flow Credit Facilities.
All obligations under the 2022 Unsecured Notes are guaranteed by all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries).
The Indentures governing each series of the 2022 Notes contain certain customary negative covenants and events of default, including, among other things and subject to certain significant exceptions and qualifications, limitations on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into agreements containing prohibitions affecting its subsidiaries’ ability to pay dividends; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of its assets. As of March 31, 2024 (Successor), we were in compliance with all covenants or other requirements in the 2022 Notes.
As of March 31, 2024 (Successor), the unamortized debt discount and deferred financing costs related to the 2022 Secured Notes was $23.1 million and $5.4 million, respectively, which are amortized over the term of the 2022 Secured Notes using the effective interest rate method.
As of March 31, 2024 (Successor), the unamortized debt discount and deferred financing costs related to the 2022 Unsecured Notes was $20.0 million and $4.6 million, respectively, which are amortized over the term of the 2022 Unsecured Notes using the effective interest rate method.
As of March 31, 2024 (Successor), the fair value of the outstanding 2022 Secured Notes and 2022 Unsecured Notes was approximately $774.6 million and $599.1 million, respectively. As of March 31, 2024 (Successor), the remaining contractual life of the 2022 Secured Notes and 2022 Unsecured Notes was approximately 4.4 years and 5.4 years, respectively.
For more information, see “Description of Material Indebtedness.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Scheduled Principal Payments
The scheduled principal payments by fiscal year required under the terms of our debt were as follows:

($ in thousands)	March 31, 2024
2025	$21,250
2026	21,250
2027	21,250
2028	21,250
2029	2,815,341
Thereafter	639,034
$3,539,375
Finance Lease Obligations
Finance lease obligations includes capital leases for computer systems, office equipment and vehicles. See Note 16, “Leases,” to our consolidated financial statements for further discussion of our finance leases.
Cash Flows
Cash flows from operating, investing and financing activities are presented in the following table:

	Successor			Predecessor
($ in thousands)	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Statement of Cash Flow Data
Cash flows provided by (used for):
Operating activities	$236,156	$256,621	$231,612	$(25,917)
Investing activities	(136,109)	(162,321)	(5,287,667)	(35,481)
Financing activities	(77,243)	(204,566)	5,105,898	(48,750)
Operating Activities
•Cash flows provided by (used for) operating activities for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $236.2 million and $256.6 million, respectively. The variance was primarily driven by a decrease in net loss of $193.0 million, net of non-cash flow items, partially offset by a favorable net change in operating assets and liabilities of $14.7 million. The net change in operating assets and liabilities was primarily driven by higher accounts receivable and deferred revenue balances resulting from the timing of sales and the duration mix of subscription products in the current fiscal period compared to the prior fiscal period.
•Cash flows provided by (used for) operating activities for the year ended March 31, 2023 (Successor) and the eight month period from August 1, 2021 to March 31, 2022 (Successor) was $256.6 million and $231.6 million, respectively. The change in cash provided by (used for) operating activities was primarily driven by an increase in net income of $254.2 million, net of non-cash flow items, partially offset by an unfavorable change in operating assets and liabilities of $229.2 million. The changes in operating assets and liabilities were primarily driven by an increase in accounts receivable, inventories and prepaid and other current assets and a decrease in other current liabilities, partially offset by an increase in deferred revenue and other changes in operating assets and liabilities, net due to the difference in the length and timing of the periods being compared given the seasonality of the business.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•Cash flows provided by (used for) operating activities for the year ended March 31, 2023 (Successor) and the four month period from April 1, 2021 to July 31, 2021 (Predecessor) was $256.6 million and $(25.9) million, respectively. The change in cash provided by (used for) operating activities was primarily driven by an increase in net income of $140.4 million, net of non-cash flow items, partially offset by a favorable change in operating assets and liabilities of $142.1 million. The changes in operating assets and liabilities were primarily driven by a decrease in accounts receivable and an increase in deferred revenue, partially offset by an increase in inventories and decreases in accounts payable and accrued expenses due to the timing and the length of the periods being compared.
Investing Activities
•Cash flows used for investing activities for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $136.1 million and $162.3 million, respectively. The variance was primarily driven by the proceeds from a real estate sale in the current fiscal period of $20.5 million and the Boards & Beyond Acquisition in the prior year for $21.8 million, partially offset by an increase in our pre-publication investment and capital expenditures as we continue to invest in our content and platforms.
•Cash flows provided by (used for) investing activities for the year ended March 31, 2023 (Successor) and the eight month period from August 1, 2021 to March 31, 2022 (Successor) was $(162.3) million and $(5,287.7) million, respectively. The variance is primarily driven by the Acquisition and the Achieve3000 Acquisition in the prior period, partially offset by higher pre-publication costs and capital expenditures of $19.9 million and $50.9 million due to the difference in the length of the periods being compared, as well as the Boards and Beyond Acquisition for $21.8 million in the current period.
•Cash flows provided by (used for) investing activities for the year ended March 31, 2023 (Successor) and the four month period from April 1, 2021 to July 31, 2021 (Predecessor) was $(162.3) million and $(35.5) million, respectively. The variance is primarily driven by higher pre-publication costs and deferred technology costs due to the difference in the length of the periods being compared, as well as the Boards and Beyond Acquisition for $21.8 million in the current period.
Financing Activities
•Cash flows used for financing activities for the years ended March 31, 2024 (Successor) and 2023 (Successor) was $77.2 million and $204.6 million, respectively. The variance was primarily driven by the prior fiscal period payment of the deferred purchase price of $93.3 million related to the Acquisition, the repurchase of 2022 Secured Notes for $65.4 million and 2022 Unsecured Notes for $25.6 million, partially offset by the proceeds from the issuance of Class B non-voting common stock of $13.3 million. In addition, the current fiscal period includes the repurchase of 2022 Unsecured Notes for $44.5 million.
•Cash flows provided by (used for) financing activities for the year ended March 31, 2023 (Successor) and the eight month period from August 1, 2021 to March 31, 2022 (Successor) was $(204.6) million and $5,105.9 million, respectively. The variance is primarily driven by the issuance of debt in connection with the Acquisition and the Achieve3000 Acquisition in the prior period, partially offset by the payment of the deferred purchase price of $93.3 million related to the Acquisition and the repurchase of 2022 Secured Notes for $65.4 million and 2022 Unsecured Notes for $25.6 million.
•Cash flows provided by (used for) financing activities for the year ended March 31, 2023 (Successor) and the four month period from April 1, 2021 to July 31, 2021 (Successor) was $(204.6) million and $(48.8) million, respectively. The variance is primarily driven by the annual principal payment of the Term Loan Facility of $21.3 million, the payment of the deferred purchase

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
price of $93.3 million related to the Acquisition and the repurchase of 2022 Secured Notes for $65.4 million and 2022 Unsecured Notes for $25.6 million. This was partially offset by the payment (net, of borrowings) of the Predecessor's receivables facility due in 2023 (the “Existing Receivables Facility”) of $45.0 million.
Capital Expenditures and Pre-publication Expenditures
Part of our plan for growth and stability includes disciplined capital expenditures and pre-publication expenditures.
An important component of our cash flow generation is our pre-publication efficiency. We have been focused on optimizing our pre-publication expenditures to generate content that can be leveraged across our full range of products, maximizing long-term return on investment. Pre-publication expenditures, principally external preparation costs, are amortized from the year of publication over their estimated useful lives, one to six years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. We periodically evaluate the amortization methods, rates, remaining lives and recoverability of such costs. In evaluating recoverability, we consider our current assessment of the marketplace, industry trends and the projected success of programs. Our pre-publication expenditures was $74.7 million, $70.5 million, $50.6 million, and $19.7 million for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively.
Capital expenditures include purchases of property, plant and equipment and capitalized technology costs that meet certain internal and external criteria. Our capital expenditures were $82.0 million, $70.0 million, $19.2 million, and $11.5 million for the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively.
Our planned capital expenditures and pre-publication expenditures will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenue. Cash needed to finance investments and projects currently in progress, as well as additional investments being pursued, is expected to be made available from operating cash flows and our credit facilities. For further discussion see “—Liquidity and Capital Resources—Debt.”
Impact of Inflation
Recent inflationary pressure has resulted in increased raw material, labor, energy, freight, logistics and other operating expense. While we believe that inflation has not had a material impact on our results of operations, financial condition or cash flows, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset our higher costs through price increases. Any material increase in our operating expenses due to inflation could result in lower margins and adversely impact our results of operations, financial condition and cash flows. We continue to maintain relationships with multiple raw material providers and are exploring spreading purchasing and third-party manufacturing across the year to help offset costs and ensure a competitive supplier base.
Off-Balance Sheet Arrangements
As of March 31, 2024 (Successor), we did not have any relationships with unconsolidated entities, such as entities often referred to as specific purpose or variable interest entities where we are the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such we are not exposed to any financial liquidity, market or credit risk that could arise if we had engaged in such relationships.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Unaudited Supplemental Pro Forma Combined Financial Information
The comparability of our results of operations is affected for the periods presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as the Successor period reflects a new basis of accounting due to the Acquisition. As such, we have included an unaudited pro forma combined statement of operations as a supplement to the historical results of operations of our Predecessor and Successor periods for the year ended March 31, 2022. We believe the unaudited supplemental pro forma combined statement of operations is useful for investors because it facilities comparability on a year over year basis and helps show the underlying trends of our operations, which, given the effect of the Transactions, is not otherwise as readily discernible. The unaudited supplemental pro forma combined statement of operations for the year ended March 31, 2022 was prepared in a format consistent with Article 11 of Regulation S-X, but does not comply with Rule 11-02(c) of Article 11 which does not allow for the presentation of a pro forma statement of operations once the transaction has been reflected in a company's historical statement of operations for the entire period.
The unaudited supplemental pro forma combined statement of operations has been prepared to reflect the pro forma effects of the following transactions, as if they had occurred on April 1, 2021 (collectively, the “Transactions”):
•The Acquisition and related financing—On July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to a Securities Purchase Agreement, dated June 14, 2021 (as amended, the “Acquisition Agreement”), for a purchase price of $4,713.0 million (the “Acquisition”). In connection with the Acquisition, McGraw-Hill Education, Inc. and certain of its affiliates (1) entered into that certain Cash Flow Credit Agreement that provides for (i) an initial $1,550.0 million Term Loan Facility and (ii) an initial $150.0 million Revolving Credit Facility; (2) entered into that certain ABL Revolving Credit Agreement that provides for (i) a $165.0 million U.S. ABL Revolving Credit Facility, subject to U.S. borrowing base capacity, and (ii) a $35.0 million non-U.S. RoW ABL Revolving Credit Facility, subject to non-U.S. borrowing base capacity; and (3) assumed the obligations of (i) the $900.0 million of 2022 Secured Notes and (ii) the $725.0 million of 2022 Unsecured Notes (collectively the “Financing Transactions”); and
•In addition, concurrently with the Acquisition and Financing Transactions, McGraw-Hill Education, Inc. consummated the Refinancing, in which McGraw-Hill Education, Inc. repaid in full, or satisfied and discharged in full, all of the obligations under (i) the $1,364.0 million term loan facility due 2024 (the “Existing Term Loan Facility”), (ii) the $95.0 million of the Existing Receivables Facility”), (iii) the $687.0 million outstanding of 8.000% senior secured notes due 2024 (the “2021 Senior Secured Notes”) and (iv) $34.0 million outstanding of 7.785% senior notes due 2024 (collectively, the “Refinancing”).
The unaudited supplemental pro forma combined statement of operations for the year ended March 31, 2022 has been derived from the historical consolidated financial statements of the Company for the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) and the related notes, included elsewhere in this prospectus.
The unaudited supplemental pro forma combined statement of operations gives effect to the Acquisition, the Financing Transactions and the Refinancing, which includes adjustments for the following (collectively, the “Acquisition and related Financing Transaction Accounting Adjustments”):
•Application of the acquisition method of accounting under the provisions of ASC 805;
•The impacts of the Financing Transactions and the Refinancing on interest expense and debt issuance costs;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•Compensation expense associated with stock awards that were modified upon Acquisition to liability awards with a post-acquisition service period;
•Advisory fees paid to Platinum Advisors; and
•The effect of the above transaction accounting adjustments on income tax expense.
The Acquisition was treated as a business combination and accounted for under the acquisition method in accordance with ASC 805. In accordance with ASC 805, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values, with any excess over the purchase consideration recorded as goodwill. We have completed the determination of the fair values of the identifiable assets acquired and liabilities assumed upon acquisition, which has been used to prepare the Acquisition and related Financing Transaction Accounting Adjustments in the unaudited supplemental pro forma combined statement of operations.
The following unaudited supplemental pro forma combined statement of operations has been presented for illustrative purposes only and represents management’s best estimates based on information available as of the date of this prospectus and assumptions that management believes are reasonable. They do not purport to represent what the actual consolidated results of operations or financial condition of the Company would have been had the Transactions occurred on the dates indicated, or any other date, nor are they necessarily indicative of our future consolidated results of operations or financial position.
The assumptions and estimates underlying the pro forma adjustments set forth in the unaudited supplemental pro forma combined statement of operations are fully described in the accompanying notes, and such assumptions and estimates should be reviewed in their entirety. The unaudited supplemental pro forma combined financial information does not give effect to any anticipated costs savings, operating synergies or operating efficiencies that may result from the Transactions or any integration costs.
The unaudited supplemental pro forma combined statement of operations should be read together with the “Notes to the Unaudited Supplemental Pro Forma Combined Statement of Operations” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Unaudited Supplemental Pro Forma Combined Statement of Operations for the year ended March 31, 2022

	Predecessor	Successor
	April 1, 2021 to July 31, 2021	August 1, 2021 to March 31, 2022
($ in thousands)	Historical		The Acquisition and related Financing Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$650,603	$1,139,617	$—		$1,790,220
Cost of sales (excluding depreciation and amortization)	139,303	254,324	24,896	A	418,523
Gross profit	511,300	885,293	(24,896)		1,371,697
Operating expenses
Operating and administrative expenses	340,419	675,692	19,900	B	1,036,011
Depreciation	22,171	21,098	(8,750)	C	34,519
Amortization of intangibles	16,439	179,991	48,969	D	245,399
Impairment charges	—	405,000	—		405,000
Transaction costs	20,999	65,664	—		86,663
Total operating expenses	400,028	1,347,445	60,119		1,807,592
Operating income (loss)	111,272	(462,152)	(85,015)		(435,895)
Interest expense (income), net	54,859	161,754	(1,990)	E	214,623
Loss on extinguishment of debt	75,800	—	—		75,800
Other (income) expense	(3,500)	—	—		(3,500)
Income (loss) from operations before taxes	(15,887)	(623,906)	(83,025)		(722,818)
Income tax provision (benefit)	5,250	(25,668)	(21,587)	F	(42,005)
			(6,559)	G	(6,559)
Net income (loss)	$(21,137)	$(598,238)	$(54,879)		$(674,254)
Notes to the Unaudited Supplemental Pro Forma Combined Statement of Operations
Transaction accounting adjustments included in the unaudited supplemental pro forma combined statement of operations for the year ended March 31, 2022, are as follows:
A.Represents the amortization of the step-up in value of inventory to its estimated fair value based on the purchase price allocation. The fair value was determined based on the expected selling price less the remaining manufacturing and selling costs and a normal profit margin on those costs. The amortization of the step-up in value of inventory is recognized based on the number of months over which the inventory is expected to be sold. The expected number of months over which inventory is amortized ranges from approximately 3 to 24 months from the closing of the Acquisition and is estimated based on the historical inventory turnover ratio for each reporting unit. The adjustments to amortization reflect the impact to actual amortization when computing the pro forma expense as if the Acquisition had occurred on April 1, 2021.
B.Represents the net impact to operating and administrative expenses resulting from (1) a $17.7 million post-combination compensation expense related to the stock-based compensation awards that converted to service-based liabilities upon consummation of the Acquisition; and (2) $2.2 million related to the annual advisory fees paid to Platinum Advisors. See “Certain Relationships

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
and Related Person Transactions—Related Party Transactions in Effect Prior to this Offering—Advisory Agreement.”
C.Represents the net impact to depreciation expense resulting from (1) the removal of depreciation expense in the Predecessor period of $9.1 million related to certain deferred technology costs that were recharacterized to definite-lived technology intangible assets based on the purchase price allocation; and (2) $0.3 million incremental depreciation expense related to the step-up in value of our remaining deferred technology costs and our property, plant and equipment to their estimated fair values based on the purchase price allocation. Depreciation expense is calculated on a straight-line basis using the asset's estimated useful lives.
D.Represents the net impact to amortization expense related to the estimated fair value of the definite-lived intangible assets acquired in connection with the Acquisition less the removal of historical amortization expense. The fair values of the definite-lived intangible assets acquired are amortized over their useful lives. Technology and Customer intangibles are amortized on a straight-line basis while Content intangibles are amortized using the sum of the year digits method. The net impact to amortization expense is determined as follows:

			Amortization expense
($ in thousands)	Estimated fair value	Estimated useful life in years	Year Ended March 31, 2022
Trademarks	$576,000	Indefinite	$—
Content	1,200,000	10-15	178,526
Technology	257,000	7	36,714
Customers	200,000	6-14	27,211
Total pro forma amortization expense			242,451
Less historical amortization			193,482
Net transaction accounting adjustment			$48,969
The following table is the pro forma amortization expense for intangible assets for each of the next five years and thereafter:

($ in thousands)	Amortization Expense
2023	$227,774
2024	213,096
2025	198,418
2026	183,740
2027	169,062
2028 and thereafter	422,459
E.Represents the net impact to interest expense resulting from interest on our Term Loan Facility, 2022 Secured Notes, 2022 Unsecured Notes and Revolving Credit Facilities, used to finance the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Acquisition and the amortization of the related debt issuance costs, less the removal of historical interest expense. The net impact to interest expense is determined as follows:

($ in thousands)	Year Ended March 31, 2022
Interest on new borrowings:
Term Loan Facility (i)	$82,600
2022 Secured Notes (ii)	51,750
2022 Unsecured Notes (iii)	58,022
Revolving Credit Facilities (iv)	1,575
Amortization of debt discount (v)	13,311
Amortization of deferred financing costs (v)	3,786
Total pro forma interest expense	211,044
Less historical interest expense (vi)	213,034
Net transaction accounting adjustment	$(1,990)
_______________
i.The Term Loan Facility bears interest at LIBOR plus 4.75%. The interest expense is reflected as if the initial $1,550.0 million Term Loan Facility was outstanding on April 1, 2021 and scheduled quarterly principal payments in amounts equal to 0.25% of the original principal amount occurred at the end of each fiscal quarter thereafter. Actual scheduled quarterly principal payments began with the quarter ending December 31, 2021. To the extent that LIBOR exceeds 0.50%, our indebtedness under the Term Loan Facility will bear interest at a variable rate. As a result, assuming LIBOR exceeds 0.50%, each one-eighth percent change in interest rates for the Term Loan Facility would change pro forma interest expense by approximately $1.9 million for the year ended March 31, 2022.
ii.The 2022 Secured Notes bear interest at 5.750%.
iii.The 2022 Unsecured Notes bear interest at 8.000%.
iv.Reflects the 0.375% unused commitment fees on the ABL Revolving Credit Facilities and the 0.50% unused commitment fees on the Revolving Credit Facility as if incurred on April 1, 2021.
v.Represents the amortization expense associated with the debt discount and deferred financing costs related to the Term Loan Facility, the 2022 Secured Notes, the 2022 Unsecured Notes and the Revolving Credit Facilities. The debt discount and deferred financing costs are amortized using the effective interest rate method.
vi.The amount includes interest expense and amortization of debt issuance costs associated with the additional $575.0 million of incremental borrowings under the Term Loan Facility that was used to finance the Achieve3000 Acquisition.
F.Represents the income tax effect on the transaction accounting adjustments using a blended U.S. federal and state statutory tax rate of 26%. This rate is not necessarily indicative of our future effective tax rate.
G.As a result of the Acquisition, we determined the U.S. valuation allowance was no longer required. As such, the combined entity would have benefited from our pretax losses in the Predecessor period presented. This transaction accounting adjustment is to reflect the income tax benefit using the statutory tax rate with the benefit of the U.S. losses in the period.
Critical Accounting Estimates
Critical accounting policies are those that require us to make significant judgments, estimates or assumptions that affect amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates and assumptions, including, but not limited to, revenue recognition, sales returns, the determination of the fair value of acquired assets and liabilities assumed in acquisitions, accounting for the impairment of long-lived assets (including other intangible assets), goodwill and indefinite-lived intangible assets, stock-based compensation, valuation of common stock and income taxes. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable and prudent under the circumstances. Actual results may differ materially from these estimates. For a complete description of our significant accounting

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
policies, see Note 1, “Basis of Presentation and Accounting Policies,” to our consolidated financial statements.
Revenue Recognition
Revenue is recognized when the control of goods is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods. We determine revenue recognition through the following steps:
•identification of the contract, or contracts, with a customer;
•identification of the performance obligations in the contract;
•determination of the transaction price;
•allocation of the transaction price to the performance obligations in the contract; and
•recognition of revenue when, or as, we satisfy a performance obligation.
Our performance obligation for print products is typically satisfied at the time of shipment to the customer, which is when control transfers to the customer. For print products, such as workbooks, that are multi-year contracts, each academic year represents a distinct performance obligation which is satisfied when each academic year’s delivery to the customer takes place.
Our digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and our performance obligation is satisfied ratably over the life of the digital products’ subscription.
Our contracts with customers often include multiple performance obligations which generally includes print and digital textbooks/content and instructional materials. One or more of these contractual performance obligations may be provided for no additional consideration, i.e., gratis performance obligations. These performance obligations are considered distinct as the customer can benefit from each of the promised products under the contract on its own and the transfer of these promised products are separately identifiable and are not dependent on other promised products within the contract. For contracts that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (“SSP”) method, inclusive of gratis performance obligations, pursuant to which the transaction price is allocated to each performance obligation based on the proportion of the SSP of each performance obligation to the sum of the SSPs of all of the performance obligations in the contract. We determine the SSP based on our historical pricing for the distinct performance obligation when sold separately.
Sales Returns
Our sales return reflects seasonal fluctuations and is a subjective critical estimate that has a direct impact on reported revenue. The sales returns estimate is calculated based on historical rates of return, timing of returns and market conditions. The provision for sales returns is reflected as a reduction to revenue in our consolidated statements of operations for sales recognized as revenue and as a reduction to deferred revenue in our consolidated balance sheet for sales which have not been recognized yet. Sales returns are charged against the reserve as products are returned to inventory. The impact of a one percentage point change in the estimate of the allowance for sales returns would have resulted in an increase or decrease in operating income for the year ended March 31, 2024 (Successor) of approximately $2.5 million.
Business Combinations
The purchase price of an acquisition is allocated to the assets acquired, including intangible assets, and liabilities assumed, based on their respective fair values at the acquisition date. The excess of the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
cost of an acquired entity, net of the amounts assigned to the assets acquired and liabilities assumed, is recognized as goodwill. The net assets and results of operations of an acquired entity are included on our consolidated financial statements from the acquisition date.
The purchase price allocation process requires management to make significant estimates and assumptions in the determination of the fair value of these assets acquired and liabilities assumed, especially with respect to intangible assets. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience, market conditions and information obtained from management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include, but are not limited to, projected revenue growth rates, royalty rates, tax rates, discount rates, tax amortization benefits, obsolescence rates and attrition rates. We engage outside third-party specialists as deemed necessary or appropriate to assist in the calculation of the fair value of assets acquired and liabilities assumed; however, management is responsible for evaluating the estimate. The significant estimates and assumptions used in determining their fair value may change during the finalization of the purchase price allocation. As a result, we may make adjustments to the provisional amounts recorded for certain items as part of the purchase price allocation subsequent to the acquisition, not to exceed one year after the acquisition date, until the purchase accounting allocation is finalized.
When a business combination involves contingent consideration, we record a liability for the estimated cost of such contingencies when expenditures are probable and reasonably estimable. A significant amount of judgment is required to estimate and quantify the potential liability in these matters.
We reassess the estimated fair value of the contingent consideration for each financial reporting period over the term of the arrangement. Any resulting changes identified subsequent to the measurement period are recognized in earnings and could have a material effect on our results of operations.
In addition, review of the tax balances associated with the opening balance sheet of acquired entities is a critical step of the acquisition accounting and throughout the measurement period.
Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)
We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market observable inputs, discounted cash flows or appraised values, depending upon the nature of the assets.
Goodwill and Indefinite-Lived Intangible Assets
We review goodwill and indefinite-lived intangible assets for impairment annually, as of March 31, or more frequently if events or changes in circumstances indicate that the goodwill or indefinite-lived intangible asset might be impaired.
We initially assess qualitative factors to determine if it is necessary to perform a quantitative analysis on our reporting units or indefinite-lived intangible assets. If the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their respective carrying amounts, we perform a quantitative impairment test.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We determine the fair values of our reporting units using a weighted average of the income valuation approach and the market valuation approach, which includes both the Guideline Publicly Traded Company (“GPTC”) and the Market Transaction methods.
The income approach incorporates the use of a discounted free cash flow analysis which involves estimating the present value of future cash flows of our reporting units. The discounted free cash flow analysis incorporates various assumptions, the most significant being projected revenue growth rates, operating profit margins and cash flows, the terminal growth rate and the discount rate. We project revenue growth rates, operating profit margins and cash flows based on each reporting unit’s current business, expected developments and operational strategies over a five-year period. In estimating the terminal growth rates, we consider our historical and projected results, as well as the economic environment in which its reporting units operate. The discount rates utilized for each reporting unit reflect our assumptions of marketplace participants’ cost of capital and risk assumptions, both specific to the reporting unit and overall, in the economy.
Fair value determinations of the reporting units require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for the purposes of the quantitative goodwill impairment test will prove to be an accurate prediction of future results. Certain future events and circumstances, that could result in changes to our future cash flow estimates and assumptions include, but are not limited to, (i) our ability to win new state adoptions or delays in pre-determined state adoptions, changes in state academic standards and changes in the timing and scope of anticipated levels of federal, state and local education funding available for the purchase of instructional materials in our K-12 reporting unit; (ii) enrollment levels in colleges and universities in our Higher Education reporting unit; (iii) customer retention rates and growth in knowledge-based industries, especially medical, technical and engineering fields in our Global Professional reporting unit; and (iv) government policy, political and economic conditions and competitive situations in the countries in which we operate in our International reporting unit. Other future events and circumstances that could also result in changes to these estimates and assumptions include the uncertainty of global market conditions, interest rates, inflation, and unemployment. Many of these factors are outside the control of management, and these estimates and assumptions may change in future periods. Changes in these estimates or assumptions could materially affect our cash flow projections and, therefore, could affect the likelihood and amount of potential impairment in future periods. Accordingly, if our current cash flow estimates and assumptions are not realized, it is possible that an impairment charge may be recorded in the future.
The market approach includes a combination of the GPTC and Market Transaction method. The GPTC method applies market multiples of selected comparable businesses to our financial forecasts to create an indication of fair value of our reporting units. These market multiples are derived from companies in similar industries, with similar economic and financial characteristics, and companies that we believe entail a similar degree of business risk. The Market Transaction method applies multiples paid in recent arm’s-length transactions involving similar companies applied to our operating data to create an indication of fair value of our reporting units. The key estimates and assumptions that are used to determine fair value under the market approach include revenue and EBITDA multiples for selected comparable publicly traded companies with similarities to our reporting units, as well as multiples for recent transactions that have taken place. If these estimates and assumptions change in the future, such as a decline in current market multiples, heightened competition or strategic decisions made in response to economic or competitive conditions, the fair value of our reporting units may be materially impacted and therefore we may be required to record impairment charges in future periods.
Fair values of indefinite-lived intangible assets are estimated using a relief-from-royalty discounted cash flow analysis. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the relief-from-royalty discounted cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
the relief-from-royalty discounted cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license our trade names and trademarks.
Changes in these estimates and assumptions could materially affect the determination of fair value for each indefinite-lived intangible asset and for some of the indefinite-lived intangible assets could result in an impairment charge, which could be material to our financial position and results of operations.
The following tables summarize the changes in carrying value of goodwill by reporting unit for the period from April 1, 2021 to July 31, 2021 (Predecessor), the period from August 1, 2021 to March 31, 2022 (Successor) and the years ended March 31, 2023 (Successor) and 2024 (Successor):

($ in thousands)
Predecessor	K-12	Higher Education	Global Professional	International	Total
As of March 31, 2021	$33,639	$425,925	$37,078	$4,089	$500,731
Additions (1)	—	6,044	—	—	6,044
Adjustment to goodwill (2)	—	(1,280)	—	—	(1,280)
As of July 31, 2021	$33,639	$430,689	$37,078	$4,089	$505,495

Successor	K-12	Higher Education	Global Professional	International	Total
As of August 1, 2021	$691,971	$1,577,694	$249,109	$249,109	$2,767,883
Achieve3000 Acquisition (3)	502,857	—	—	—	502,857
Adjustment to goodwill (4)	(9,951)	(17,672)	(2,722)	(2,722)	(33,067)
Impairment charge (5)	—	(385,000)	—	—	(385,000)
As of March 31, 2022	$1,184,877	$1,175,022	$246,387	$246,387	$2,852,673
Boards and Beyond Acquisition (6)	—	—	3,422	—	3,422
Impairment charge (7)	—	(185,000)	—	(73,000)	(258,000)
As of March 31, 2023	$1,184,877	$990,022	$249,809	$173,387	$2,598,095
Impairment charge (8)	—	—	(40,500)	—	(40,500)
As of March 31, 2024	$1,184,877	$990,022	$209,309	$173,387	$2,557,595
_______________
(1)On April 30, 2021, we acquired Triad Interactive, Inc. and Deca Software, LLC for a purchase price of $7.8 million. The acquisition was accounted for as a business combination and is recorded in our Higher Education segment.
(2)Represents the impact from foreign currency exchange translations.
(3)On November 1, 2021, we completed the Achieve3000 Acquisition. See Note 3, “Business Combinations,” to our consolidated financial statements. The Achieve3000 Acquisition was accounted for as a business combination, and, as a result, goodwill of $502.9 million was recorded.
(4)Represents working capital adjustments for the Acquisition and the Achieve3000 Acquisition as discussed in Note 3, “Business Combinations,” to our consolidated financial statements.
(5)As of March 31, 2022 (Successor), we performed an annual impairment test and recorded $385.0 million impairment charge to adjust the carrying amount of goodwill related to our Higher Education reporting unit. The impairment charge resulted primarily from a revision of previously projected revenue, discount rate and market multiples given current market conditions. Based on the quantitative goodwill impairment analysis of K-12, Global Professional and International reporting units as of March 31, 2022, the fair value exceeded the carrying value by over 18%, 13%, and 17%, respectively. There were no impairment charges recognized related to the goodwill recorded within the K-12, Global Professional or International reporting units.
(6)On December 5, 2022, we acquired substantially all of the assets of Ryan Medical Education LLC, d/b/a Boards & Beyond (see Note 3, “Business Combinations” to our consolidated financial statements). As a result of the acquisition, goodwill of $3.4 million was recorded.
(7)As of December 31, 2022 (Successor), we considered current market conditions, including, but not limited to, rising interest rates, economic conditions in the various domestic and international markets in which we operate as well as declines in equity market valuations. Additionally, we considered other events and circumstances

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
including, but not limited to, lower than expected current and future enrollment levels in colleges and universities, and rising costs due to inflation. Based on our assessment, we concluded that it was more likely than not that the fair value of our Higher Education, Global Professional and International reporting units is less than their carrying amount, including goodwill. Additionally, we concluded that it was more likely than not that the indefinite-lived intangible assets held in our Higher Education, Global Professional and International reporting units were impaired.
As a result, we performed an interim quantitative goodwill impairment test for the Higher Education, Global Professional and International reporting units to determine whether the carrying value exceeded the fair value of the reporting unit. Based on the results of the interim quantitative goodwill impairment test, we determined that the carrying value of our Higher Education and International reporting units exceeded their fair value and therefore recognized an impairment charge of $185,000 and $73,000, respectively. The goodwill impairment charges resulted primarily from a revision of previously projected revenue, discount rate and market multiples given then current market conditions. In addition, the results of the interim quantitative goodwill impairment test of the Global Professional reporting unit showed that its fair value as a percentage of its carrying value was 110% and therefore no impairment charge was recognized. Additionally, based on our interim assessment, we concluded that it was not more likely than not that the fair value of our K-12 reporting unit was less its carrying amount, including goodwill.
As of March 31, 2023 (Successor), we performed a qualitative goodwill impairment test and concluded that it was more likely than not that the fair value of our reporting units exceeded their carrying amounts. As such, the quantitative goodwill impairment test was not required or performed and no impairment charges were recorded for any of our reporting units as of March 31, 2023 (Successor).
(8)As of March 31, 2024 (Successor), we performed a quantitative impairment test and recorded a $40.5 million impairment charge to adjust the carrying amount of goodwill related to our Global Professional reporting unit. The impairment charge resulted primarily from a revision of previously projected revenues given the strategic decision to sunset certain non-core front-list print titles and to re-invest into higher margin digital medical, engineering, and science portfolios. Based on the quantitative goodwill impairment analysis of the K-12, Higher Education and International reporting units as of March 31, 2024, the fair value exceeded the carrying value by 71%, 34%, and 15%, respectively. There were no impairment charges recognized related to the goodwill recorded within the K-12, Higher Education or International reporting units.
There were no impairment charges related to indefinite-lived intangibles for the period from April 1, 2021 to July 31, 2021 (Predecessor).
As of December 31, 2022 (Successor), we performed an impairment test on our indefinite-lived assets. Based on the results of the impairment analysis, we determined that the carrying value of our Higher Education, Global Professional and International Trademarks exceeded their fair value. As a result, impairment charges of $45,000, $6,000 and $3,000 were recorded for our Higher Education, Global Professional and International indefinite-lived Trademarks, respectively. The impairment charges resulted primarily from a revision of previously projected revenues given current market conditions.
As of March 31, 2022 (Successor), we performed an impairment test on our indefinite-lived assets. Based on the results of the impairment analysis, a $20.0 million impairment charge was recorded for the Higher Education indefinite-lived Trademarks. This resulted primarily from a revision to projected revenue given current market conditions.
As of March 31, 2023 (Successor), we performed a qualitative indefinite-lived intangible asset impairment test and concluded that it was more likely than not that the fair value of our indefinite-lived intangible assets exceeded their carrying amounts. As such, the quantitative indefinite-lived intangible asset impairment test was not required or performed and no impairment charges were recorded for any of our indefinite-lived intangible assets as of March 31, 2023 (Successor).
As of March 31, 2024 (Successor) and December 31, 2023 (Successor), we performed a quantitative impairment test on our indefinite-lived assets. Based on the results of the March 31, 2024 (Successor) and December 31, 2023 (Successor) impairment analyses, impairment charges of $2.0 million and $7.0 million, respectively, were recorded for the Global Professional indefinite-lived Trademarks. This resulted primarily from a revision of previously projected revenues given the strategic decision to sunset certain non-core front-list print titles and to re-invest into higher margin digital medical, engineering, and science portfolios.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Stock-Based Compensation
We provide stock options and other stock-based compensation awards to eligible employees, directors and consultants of McGraw Hill, Inc. and its subsidiaries. The fair value of stock options is based on the fair market value of our common stock on the date of grant. The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model or a Monte Carlo valuation model if the stock options contain market-based vesting conditions. The Black-Scholes and Monte Carlo valuation models require management to make certain assumptions of future expectations based on historical and current data.
For service-based awards granted during the years ended March, 31 2024 (Successor) and 2023 (Successor), we estimated the grant date fair value using a Black-Scholes option-pricing model. For service-based awards granted during the period from August 1, 2021 to March 31, 2022 (Successor), we estimated the grant date fair value using a Monte Carlo simulation based on the probability of satisfying the market performance hurdles over the remainder of the performance period based on our historical performance relative to the comparable companies as well as the following assumptions:

	Successor
	Year Ended March 31,		August 1, 2021 to March 31, 2022
	2024	2023
Weighted-average assumptions:
Expected dividend yield	—%	—%	—%
Expected stock price volatility	50%	45%	35%
Risk-free interest rate	4.71%	4.02%	1.24%
Expected option term (years)	6	6	10
The dividend yield is based on forecasted expected payments, which are expected to be zero for the immediate future. Expected volatility is estimated based on the historical volatility of comparable company’s stock price, selected based on industry and market capitalization. The risk-free interest rate is based on the rate at grant date of U.S. government bonds with a term equal to the expected term of the option. For the Black-Scholes option-pricing model, the expected term represents the midpoint of time until expiration and average vesting period. For the Monte Carlo simulation, the expected term represents the time to expiration of awards granted.
The stock-based compensation cost for all equity awards is based on the grant date fair value. For awards subject only to service-based vesting conditions, we recognize stock-based compensation expense on a straight-line basis over the awards requisite service period. For awards subject to performance-based vesting conditions, we recognized stock-based compensation expense over the vesting term when the performance targets are considered probable of being achieved. For awards subject to both performance-based and market-based vesting conditions, we recognized stock-based compensation using an accelerated recognition method when the performance targets are considered probable of being achieved. For liability awards, total stock-based compensation cost is based on the grant date fair value and is remeasured at each reporting date until settlement. Forfeitures are accounted for as they occur. See Note 15, “Stock-Based Compensation,” to our consolidated financial statements for more information regarding our stock-based compensation awards.
Valuation of Common Stock
The fair value of the common stock underlying our stock-based compensation awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. Given the absence of an active public market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:
•contemporaneous valuations of our common stock performed by independent third-party specialists;
•the lack of marketability inherent in our common stock and illiquidity of stock-based awards involving securities in a private company;
•our actual operating and financial performance;
•our current business conditions and projections;
•our net leverage and effective interest rates;
•our hiring of key personnel and the experience of our management;
•our history and the introduction of new products;
•our stage of development;
•industry information such as market size and growth;
•the market performance of comparable publicly traded companies;
•the U.S. and global macroeconomic and capital market conditions; and
•the likelihood of achieving a liquidity event, such as an initial public offering, a merger or acquisition of our company given prevailing market conditions.
In valuing our common stock, our board of directors determined the fair value of our Company by taking a weighted combination of the income valuation approach and the market valuation approach, which included both the GPTC and Market Transaction methods.
The income approach used the discounted cash flow method which involves estimating the future cash flows of a business, including fixed asset and net working capital requirements, for a discrete period of time and discounting such cash flows to present value. If the cash flows are expected to continue beyond the discrete time period, then a terminal value of the business is estimated and discounted to present value. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date.
The market approach included both the GPTC and Market Transaction methods. When using the GPTC method of the market approach in determining the fair value of our common stock, we identified companies similar to our business and used these guideline companies to develop relevant market multiples and ratios. We then applied these market multiples and ratios to our financial forecasts to create an indication of total equity value. In selecting the guideline companies used in our analysis, we applied several criteria, including companies in similar industries, companies we believed investors would perceive as similar to us based on economic and financial measures, and companies that we believed entail a similar degree of business risk. When using the Market Transaction method of the market approach in determining the fair value of our common stock, we used publicly disclosed data from arm’s-length transactions involving similar companies to develop relationships or value measures between the prices paid for the target companies and the underlying financial performance of those companies. These value measures were then applied to our applicable operating data to create an indication of total equity value.
Application of these approaches and methodologies involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. The estimates will not be necessary to determine the fair value of awards once the underlying shares begin trading.
Income Taxes
We account for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.
Deferred tax assets are reduced by a valuation allowance, if management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carryback years, feasibility of tax planning strategies and estimated future taxable income in assessing the amount of the valuation allowance necessary to offset our deferred tax assets that will not be recoverable. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.
We prepare and file tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. We adjust our estimated uncertain tax positions reserves based on current audits and recent settlements with various taxing authorities as well as changes in tax laws, regulations and interpretations. We recognize accrued interest and penalties related to uncertain tax positions in income tax provision (benefit) within the consolidated statements of operations.
Recently Issued and Adopted Accounting Pronouncements
For recently issued and adopted accounting pronouncements, see Note 1, “Basis of Presentation and Accounting Policies,” to our consolidated financial statements.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks from foreign currency exchange rates and interest rates, which could affect our operating results, financial position and cash flows. We manage these risks through our regular operating activities and, when deemed appropriate, through the use of derivative financial instruments in accordance with our policies. We do not enter into derivative financial instruments for speculative or trading purposes.
Foreign Exchange Risk
We have operations in various foreign countries where the functional currency is primarily the local currency. As a result, we are subject to fluctuations from changes in foreign exchange rates. For international operations that are determined to be extensions of the U.S. operations, or where a majority of the revenue and/or expenses is USD denominated, the U.S. Dollar is the functional currency. Our principal currency exposures relate to the Australian Dollar, British Pound, Canadian Dollar, Euro, Mexican Peso and Singapore Dollar. From time to time, we may enter into hedging arrangements with respect to foreign currency exposures.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Interest Rate Risk
Cash Flow Credit Facilities and ABL Revolving Credit Facilities
We are exposed to interest rate risk on borrowings under our Cash Flow Credit Facilities and ABL Revolving Credit Facilities, which bears interest at variable rates with a Term SOFR floor of 0.5% and 0.00%, respectively, as of March 31, 2024 (Successor). A 100 basis-point increase in Term SOFR on our Cash Flow Credit Facilities debt balances outstanding as of March 31, 2024 (Successor) would increase our annual interest expense by $20.7 million. No debt balance was outstanding under the ABL Revolving Credit Facilities as of March 31, 2024 (Successor).
From time to time, we may enter into hedging arrangements with respect to floating interest rate borrowings. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk. Our exposure to interest rate risk arising from our long-term debt will be mitigated based on an agreement we entered into in June 2023, which limits the maximum interest on a portion of our Term Loan Facility and decreases its exposure to interest rate variability when Term SOFR exceeds 5.33%.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
BUSINESS
The Company has included information based on pro forma financial information as a supplement to our information on the historical results of our Predecessor and Successor periods for the year ended March 31, 2022 (the “Pro Forma Combined”). This unaudited pro forma financial information is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing. For further discussion, please see “Basis of Presentation—Presentation of Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Combined Results.”
Our Mission
At McGraw Hill, our mission is to empower learners, educators and institutions to unlock potential at every stage of the learning journey through high-quality, accessible education.
We believe that diverse experiences enrich the way individuals learn, teach and grow. As a leading global education company that partners with millions of educators, learners and professionals worldwide, we are dedicated to helping them achieve success on their own terms.
We demonstrate this by building technology solutions that deliver trusted, engaging content and analytics-driven products to support personalized learning across a digitally connected world.
Our Company
McGraw Hill is a leading global education company serving the entire learning lifecycle, from K-12 to higher education and through professional learning. We have impacted hundreds of millions of learners and educators with our trusted content, accessible and adaptive digital platforms and analytics-driven solutions to support personalized learning at scale. On an annual basis, we reach more than approximately 61 million learners and educators worldwide. We know that education positively impacts lives and, for more than 130 years, we have continuously innovated to help educators and institutions unlock the potential of each learner.
We believe McGraw Hill is one of the most trusted and recognized education brands in the world. Based on information from a third-party survey we commissioned in fiscal year 2024, we believe that, in the United States, on average 93% of PreK-12 teachers and administrators, 94% of higher education instructors and administrators and 98% of medical administrators/faculty/practitioners indicate that they recognize the McGraw Hill brand. With nearly 1,500 sales professionals worldwide as of March 31, 2024 (Successor), we believe our global sales force is one of the largest among our competitors, underpinning our ability to serve learners, educators and professionals at scale across the learning lifecycle. Our sales professionals span the entire learning lifecycle, with approximately 570, 480, 70 and 350 professionals serving the K-12, Higher Education, Global Professional and International segments, respectively, as of March 31, 2024 (Successor). We are a leading global provider of learning content and solutions in each of the three market sectors we serve: K-12, higher education and professional.
Education is foundational to global stability and economic prosperity. Recent investments in technology infrastructure in schools, offices and homes, along with the rapid proliferation of mobile devices, are enabling the growth of modern digital solutions for learning. Demand for curated content delivered on intuitive digital platforms is reshaping the industry as educators increasingly rely on these platforms as the center of the hybrid, in-person and virtual classroom experience.
Leveraging technology to enhance learning outcomes is core to what we do. Over the last decade, we have invested more than $2 billion in our digital solutions and capabilities and continue to invest and drive development through a team of nearly 300 software engineers. Our digital solutions benefit from shared technology infrastructure, deep pedagogical expertise and our globally recognized McGraw Hill brand. This allows us to drive high-velocity and cost-efficient product releases at scale that we believe addresses

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
the needs of the learning lifecycle globally. Additionally, we utilize our data analytics capabilities to generate continuous feedback loops that drive product and go-to-market innovation.
For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), we generated revenue of $1,960.5 million, $1,947.8 million, $1,139.6 million, $650.6 million and $1,790.2 million, respectively, and a net loss of $193.0 million, $404.1 million, $598.2 million, $21.1 million and $674.3 million, respectively. For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the year ended March 31, 2022 (Pro Forma Combined), we generated Billings of $2,023.0 million, $2,123.2 million, $1,141.7 million, $654.1 million and $1,795.8 million, respectively, including Digital Billings of $1,293.9 million, $1,242.2 million, $702.9 million, $332.3 million and $1,035.3 million, respectively and Adjusted EBITDA of $728.2 million, $776.2 million, $348.3 million, $282.0 million and $630.2 million, respectively.
For additional information on Billings and Digital Billings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metric.” For additional information on Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Industry Background
We believe that education is fundamental to economic development and social advancement – there is no better tool than education to unleash the full potential of humanity. Not only does education drive earning potential, but we believe that there is a direct correlation between the quality of a country’s education system, from K-12 to higher education to professional learning and its economic success. Given this importance, education commands significant public and private investment dollars around the world. Based on information from a third-party study we commissioned, we estimate that we have a total addressable market of approximately $21 billion as of the academic year ending 2022, including $6 billion in K-12, $9.4 billion in Higher Ed, $3.3 billion in Professional and $2.0 billion in International.
Accelerated Digitization of Learning
Modern technology has transformed learning across the entire learning continuum. The consumerization of technology and the proliferation of affordable personal computing devices has catalyzed the adoption of digital learning solutions by learners and educators, which has only accelerated during the COVID-19 pandemic. For example, the increase in 1:1 device penetration in U.S. K-12 schools has supported a secular shift towards cloud, software and digital learning solutions. Within higher education, there is no equity without digital equity: according to Education Week, as of August 2022, 94% of public schools provide digital devices to students who needed them at the beginning of 2022-2023 school year based on a survey conducted by the U.S. Department of Education's National Center for Education Statistics. In 2021, 97% of 3- to 18-year-olds had home internet access, according to the American Community Survey (ACS). Specifically, 93% had access through a computer, and 4% relied on a smartphone for home internet access (as of August 2023). This statistic further emphasizes the need for sophisticated learning software, digital content solutions and data-driven insights and their associated benefits. These benefits include preemptive identification of at-risk learners, the enablement of targeted and personalized learning paths and the ability to deliver effective teaching at scale. Over the last decade, online learning has shown significant growth, as the internet and education combine to provide the opportunity to gain new skills. Since the COVID-19 outbreak, online learning has become more centric in people’s lives. Distribution channels that are used to deliver our digital products, such as the internet, learning management systems, online retailers, tablets and e-readers, present both risks and opportunities for our business. See “Risk Factors—Risks Related to Our Customer Markets—Increased customer expectations for lower prices or free/discounted bundled products could reduce sales revenue.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Data-driven Approach to Personalized Educational Advancement
The proliferation of software and digital learning solutions in education generates massive volumes of learning data. Modern data science synthesizes this data into rich analytics and actionable insights providing educators the opportunity to improve personalization, access and effectiveness of learning for all. According to a recent McKinsey survey as of June 2022, more than 60% of students said that all the classroom learning technologies they’ve used since COVID-19 began had improved their learning and grades. However, two technologies earned higher marks than the rest for boosting academic performance: 80% of students cited classroom exercises, and 71% cited machine learning–powered teaching assistants.
Focus on Measurement and Improvement of Learning Outcomes
Data allows accurate measurement of learning outcomes and fostering a culture of outcomes-based education across the learning continuum. Education in the U.S. and around the world suffered historic setbacks due to the COVID-19 pandemic; A national study completed in December 2023 in the U.S. found math scores fell by more than ever, with reading scores dropping to 1992 levels. According to research conducted by the Nation’s Report Card, less than half of students in grades four and eight in the United States are, on average, proficient in math and reading. According to a report published by the NCES, in August 2022, average scores for nine-year-old students declined five points in reading from 2020 to 2022, reflecting the largest average score drop in reading since 1990. A report published by the Programme for International Student Assessment also showed decades of stagnant Math and Reading scores in the United States, as of 2018. We know that learners learn at different rates and some need more help than others. Contrary to the traditional one-size-fits-all pedagogical style, we believe modern adaptive technologies and actionable insights help educators take a personalized approach to instruction that targets the unique needs of each learner, optimizing the learning experience and improving outcomes. We believe a personalized, data-driven approach to learning is essential to combating learning loss. For example, our McGraw Hill Plus solution for K-12 translates complex data into effective learning resources by empowering teachers with data-driven recommendations for enrichment and intervention for each learner. In Higher Education, our Sharpen mobile study application provides learners with a personalized dashboard of actionable study insights along with customized content feed and study tools, combining what each learner needs to learn with how they prefer to learn.
Need for Equitable Access to Learning Opportunities
We believe that equality in education is essential to achieving equality in society at large. Race and income-based achievement gaps have been widening over the years. A December 2021 report by a third-party source found that students in majority-Black schools remained five months behind their historical levels in both mathematics and reading, while students in majority-White schools were two months behind their historical levels, widening pre-pandemic achievement gaps. Achievement gaps also transcend to Higher Education. According to a study by the NCES, there is approximately a 25% gap in the six-year college graduation rate between both by Black and Indigenous students compared to White students. At McGraw Hill, we believe that equal opportunity in education serves the goal of achieving equality in society at large. Expanding learner access to affordable course materials and personalized instruction are essential for making high-quality education within reach for all. For example, in Higher Education, Inclusive Access, a course material affordability program, designed by institutions and guided by the U.S. Department of Education, has saved students over $1 billion since fiscal year 2018. Inclusive Access ensures that students are prepared for class at the start of the semester with seamless Day 1 access to digital course materials via their Learning Management System driving better learning outcomes.
Demand for Technical, Skills-Based Professional Learning to Prepare for Jobs of the Future
As technological advancements, new fields of study and novel industries render existing skill sets obsolete, today’s professionals need to constantly learn new concepts and skills to keep pace with fast-changing job requirements. According to a study conducted by a third-party source on the post-COVID-19

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
labor environment, more than half of displaced low-wage workers may need to shift to occupations in higher wage brackets and require different skills to remain employed. Additionally, according to a third-party source, highly technical professions such as the healthcare industry are experiencing a shortage of skilled professionals with rapidly increasing demand. According to new projections published by the Association of American Medical Colleges ("AAMC"), the U.S. will face a physician shortage of up to 86,000 physicians by 2036. According to the Bureau of Labor Statistics, the health care and social assistance sector is projected to not only grow most rapidly of any sector, but it is also projected to create about 45% of all the projected job gains from 2022 to 2032. This increase is expected to result in approximately two million new jobs over the decade in the healthcare industry. We believe that high-quality technical digital content and learning solutions are critical tools to help address the growing demand for skilled professionals in specialty occupations and close the widening global skills gap.
Our Strengths
A Trusted, Market-Leading Global Brand with Over a 130-Year History
McGraw Hill is an enduring brand that benefits from a loyal customer base. We believe that McGraw Hill is one of the most trusted and recognized education brands in the world, resonating with learners, instructors and institutions across the entire learning lifecycle. Our reputation is associated with high-quality content and accessible, digital-first learning solutions built up over more than 130 years. Based on information from a recent third-party survey we commissioned, we believe that, in the United States, our brand awareness is 94% and 93% across higher education and K-12, respectively.
Diversified Portfolio of Market-Leading Digital Learning Solutions Across the Entire Learning Continuum
We believe McGraw Hill is one of the largest and most well-known global education companies serving the entire learning lifecycle with market-leading digital learning solutions across K-12, higher education and professional learning, underpinned by differentiated, proprietary content and shared technology infrastructure. While we face competition from both large, established industry participants and new market entrants, we are a market leader across all of the markets we serve. For example, our K-12 segment is the largest, most comprehensive digital content provider. And although diversified and driven by distinct fundamentals, our businesses benefit from our shared domain expertise, common capabilities, digital investment, infrastructure and brand. For instance, across the global K-12 and higher education markets, we leverage core competencies in learning science and predictive analytics for our adaptive, AI-powered platform, ALEKS, which provides personalized, equitable support to K-12 and higher education learners globally.
Extensive Global Go-to-Market Reach
We believe we maintain one of the largest and most dynamic sales forces in the global education market, with nearly 1,500 sales professionals worldwide as of March 31, 2024 (Successor). This provides us with a vast reach and, combined with our trusted brand and digital platforms, drives considerable competitive advantages for our organization. As of March 31, 2024 (Successor), we served over 20,000 institutional customers in more than 100 countries, including approximately 98% of U.S. K-12 districts, 86% of U.S. higher education institutions and 95% of U.S.-based medical libraries.
Long-Standing Customer Relationships Built Over Decades
We have developed and retained a highly loyal customer base throughout our history. For over 130 years, McGraw Hill has embraced market disruptions by continuing to innovate and meet the ever-changing needs of the education ecosystem. We believe the strong value proposition offered by our curated content and digital-first learning solutions leads to ingrained customer loyalty. More than 70% of K-12 districts nationwide have been revenue-generating customers for more than 10 years.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Highly Profitable Business Model with a Strong Cash Flow Profile
We operate within an essential industry that is timeless and stable. The diversified end markets we serve, coupled with our long-standing customer relationships and resilient funding dynamics, mitigate the impact of recessionary cycles and help fuel steady cash flows and highly visible recurring revenue. Our digital-first business model drives operating leverage and profitability by reducing time-to-market and leveraging a shared infrastructure across all operating segments. We believe our efficient business model and distinct competitive advantages enable us to consistently generate significant cash flow to reinvest in both organic and inorganic growth opportunities. We are also a leveraged company that has substantial indebtedness and our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance. For more information on our indebtedness, see the Risk Factors discussed in “Risk Factors—Risks Related to Strategic Initiatives and Financings.”
Comprehensive Collection of High-Quality, Proprietary Digital Content
Through our flagship platforms, we deliver a combination of our rich, proprietary, curated content with personalized learning capabilities. Our products are proprietary and we rely on recognition of our intellectual property rights in them. With our deep understanding of preferences, pedagogies and standards, we partner with more than 27,000 authors and educators, more than 50 of whom are Nobel Laureates in various fields of study, who contribute to our large and growing content collection. As of March 31, 2024 (Successor), our content portfolio included nearly 790,000 education titles across K-12 and Higher Education. We also offer technical resources and learning tools for professionals across multiple high-demand career fields such as Medical, Engineering, Science and Business. Through integrated digital instruction, assessments, remediation, automated grading and AI-powered adaptive learning technology, our education solutions provide transformative learning experiences that revolutionize how content is delivered and consumed.
Leveraging Data Assets to Drive Innovation and Improve Outcomes
During the fiscal year ending March 31, 2024, we had approximately 25.0 million Paid Digital Users, who are learners or educators in K-12 or Higher Education who purchase or have a license purchased on their behalf to gain access to one of our many digital solutions during the fiscal year. From this usage in fiscal year 2024 alone, we gleaned insights from more than 18 billion event records. We utilize our extensive datasets to identify where students are struggling, tailor instruction based on longitudinal student records, inform overall product enhancements, prioritize new product development and improve learner outcomes. Our product usage and learner insights empower our sales force to employ a consultative selling approach that addresses specific learner and educator pain points and optimizes outcomes as the needs of institutions and educators are understood and addressed.
Mission-Driven Culture and Leadership Team with Track Record of Success
Our culture centers around our belief that diverse experiences enrich the way we learn, teach and grow. As a leading global education company that partners with millions of educators, learners and professionals worldwide, we strive to expand the possibilities of content and technology to build the relationships and ideas that support learning in a digitally connected world. Many of our employees are former educators who deeply understand the learning process and are passionate about improving learning outcomes. With more than 100 years of combined education industry experience, our senior leadership team has deep experience in creating educational content and technology tools for improving teaching and learning outcomes and brings extensive knowledge of education ecosystems around the world.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our Growth Strategy
Cross-Sell and Up-Sell to Existing Customers
We believe our deep, established customer relationships and product innovation capabilities support our ability to expand existing customer relationships. Our land-and-expand strategy enables us to drive incremental revenue from existing customers through up-selling and cross-selling. We believe that, as learners and educators continue to appreciate the benefits of our digital solutions, we will see increased adoption and activation of new and existing solutions that address evolving customer needs and extend the value we offer. A third-party source has estimated the size of the K-12 instructional supplemental materials market to be $4.6 billion in 2024 and is forecast to grow to $5.0 billion in 2026, representing an increase in its share of the total K-12 instructional materials market from 45.0% to 45.2%. Based on information from a recent third-party survey we commissioned, we believe that, in the United States, 86% of K-12 teachers and administrators indicate that they are willing to consider McGraw Hill as a curriculum provider when selecting educational materials for their classes (as compared to an average of 52% consideration across a set of 15 K-12 curriculum providers). Further, customers benefit from the value provided by our integrated core, Supplemental and Intervention solutions through improved teacher workflow efficiencies and unique, data-driven insights that support the delivery of personalized learning.
Acquire New Customers
We have a substantial opportunity to bring new customers onto our platforms. With our trusted brand, global go-to-market reach and digital-first proprietary content solutions, we believe we are well positioned to continue acquiring new customers in the markets we serve. We believe we are a market leader at the forefront of innovation, developing digital-first solutions that address the rapidly evolving needs of our learners. For example, we are a leader in driving Inclusive Access digital course materials distribution, enabling equitable, day-one access and affordability for students in Higher Education. Inclusive Access drives significantly more users to our solutions. We have expanded the number of institutional campuses adopting our solutions through Inclusive Access from nearly 1,150 (approximately $106.0 million in sales) in the year ended March 31, 2020 (Predecessor) to approximately 1,800 (approximately $325.0 million in sales, nearly 45% of total Higher Education Billings) in the year ended March 31, 2024 (Successor).
Invest in Technology-Enabled Innovation Across the Learning Lifecycle
Our scale and breadth of distribution and offerings across the learning lifecycle position us to actively invest in technology-enabled innovation. We expect to expand our revenue through novel solutions, which can be sold to existing and new customers. Our flagship platforms offer interactive simulations, 3-D models and experiential learning activities. For example, Sharpen, a recently launched direct-to-student study app for the global higher education market, complements the existing course experience to improve outcomes. Sharpen is a first-of-its-kind education experience that provides college students and lifelong learners with a continuous content feed, bite-sized videos, swipeable study tools and a personalized activity dashboard. McGraw Hill is also working to build the future of the K-12 coordinated classroom. By pairing external assessment data with our custom-built recommendation engine, we can empower educators with personalized learning paths to differentiate instruction for students to unlock their potential.
Leverage Product Data and Analytics to Drive Insights, Customer Retention and New Services
Our digital solutions transcend segments, geographies, personas and academic periods to drive data-driven insights from trillions of longitudinal learning interactions and further enhance our deep understanding of learning science. For the fiscal years ending March 31, 2024 (Successor) and 2023 (Successor), McGraw Hill had approximately 25.0 million and 24.4 million Paid Digital Users, respectively, and we recorded more than 18 billion annual event records across McGraw Hill platforms in fiscal year ending March 31, 2024, generating insights into student performance and academic growth over time. We leverage these insights to inform product development, identify new services, enable consultative selling, create positive student feedback loops, enhance customer retention and empower instructors to deliver

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
impact to every learner. For example, our McGraw Hill Plus offering for the K-12 market is the only analytics-driven classroom solution that pairs student assessment data with recommended Supplemental and Intervention products. Moreover, our commitment to maintaining best-in-class data security and privacy measures underpins the trust we have earned with learners, educators and institutions.
Increase Our International Presence
We are a global company delivering our proprietary content and software solutions in more than 100 countries and in more than 80 languages, with translations adapted to local customs and cultures, as needed. Our international-based sales force of over 350 employees with local market expertise across key business regions is core to our international strategy. We expect to continue expanding our presence in international markets across both English- and non-English-speaking countries and will do so by leveraging our existing investment in digital solutions, which are more easily distributed internationally compared to physical print products. As we continue to invest in and expand portions of our business, we face exposure to the inherent risks of doing business abroad. See “Risk Factors—Risks Related to Non-U.S. Operations and Sales—We face risks of doing business abroad.” In Higher Education, we intend to continue investing in bringing local products onto our Higher Education Connect platform to maintain local relevancy and capitalize on the shift to digital. In K-12, we intend to continue investing in K-12 programs to meet local standards in markets where we have a strong, local K-12 presence, such as Spain and Mexico. We also expect to continue to drive digital growth internationally through the expansion of our ALEKS and Achieve3000 product offerings.
Proactive Approach to Strategic M&A Opportunities
To complement our organic growth efforts and product innovation investments, we will continue to assess opportunities to acquire or partner with other businesses that can help us achieve our mission and best serve our customers. We have an established track record of acquiring and integrating other businesses, including two recent strategic acquisitions, to expand our capabilities and offerings or enhance existing ones. The strength of our global brand and scale of our business enhances the potential for significant revenue synergies through cross-selling across our portfolio, complemented by potential cost synergies from our efficient approach to operations and deep product development capabilities.
Historically, the education industry has lagged behind other sectors in the adoption and deployment of technology. Many point solutions exist today but lack the comprehensiveness, pedagogical progression and technical integration required to meet the needs of the modern learner and educator.
McGraw Hill’s scaled, digital ecosystem spans K-12 to life with a holistic portfolio of education offerings. We are a centralized, product-led organization that understands the importance of delivering an integrated, outcomes-driven user experience. Our digital ecosystem is built upon shared technology infrastructure, shared academic design and shared product development capabilities that allow us to transform curated, proprietary content into modular digital learning experiences to impact multiple markets, geographies and audiences.
McGraw Hill's Digital Ecosystem
We execute on a shared product vision and deploy capital with intentionality to drive the best return on investment. Over the last decade, we have invested more than $2 billion in our digital ecosystem and grown our staff to 89 agile teams and nearly 300 full-time software engineers, representing one of the largest technology development organizations in the global education sector. Our Paid Digital Users have increased from 11 million in the fiscal year ended March 31, 2016, to 25.0 million in the fiscal year ended March 31, 2024 (Successor). Our Digital Billings as a percentage of total Billings have also increased from 31% in the year ended December 31, 2015 to 64% in the fiscal year ended March 31, 2024 (Successor). Our ALEKS platform, for example, represents a deliberate investment across our business to support learners from K-12 through Higher Education. By organizing and operating in this way, we

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
increase speed to market, drive scalable, cost-efficient product development and promote a culture of innovation and experimentation.
1. Shared Cloud-Based Technology Infrastructure
Since our digital platform’s inception, our shared technology infrastructure has been at the core of our data flows and has allowed us to capture trillions of events across our digital solutions. These data flows provide deep insights into student performance and academic growth over time, which in turn allows McGraw Hill to advance the efficacy of our adaptive algorithms, improve our content quality and provide better recommendations to learners, educators and administrators. We have built modern microservice software solutions within our cloud-based Amazon Web Services infrastructure. Our common microservices architecture is foundational to our technology and product strategy, which relies on these shared services to quickly stand up new configurations of customer-facing digital products. The microservices include software applications, such as identity management, rostering, authoring and Learning Management System integration.
To run our business, it is essential to store and transmit information about customers in our shared technology infrastructure. We are committed to safeguarding student data with prudent management practices and investments in data privacy and cybersecurity. We signed the Student Privacy Pledge in 2019, affirming our legally enforceable commitment to safeguard student data and are compliant with the National Institute of Standards and Technology (“NIST”) cybersecurity framework. Moreover, independent parties audit, assess and ensure we meet cybersecurity requirements. According to a third-party platform that monitors assets that are open to the internet, McGraw Hill commands the highest security grade in the educational publishing industry.
2. Shared Capabilities
Our shared pedagogy, product development and deep analytics capabilities include academic design, UX/design, software engineering, program management, development operations, quality and performance engineering, accessibility, data science and AI/machine learning. In the year ended March 31, 2024 (Successor), our team deployed over 1,300 software releases to customers across our ecosystem. By leveraging a shared talent model and technical capabilities, our ecosystem maintains both the scalability and flexibility to integrate with the various technology architectures that our customers utilize. By combining our academic designers’ core competencies of instruction, assessment and remediation in well-implemented patterns, we build pedagogically proven learning experiences.
3. Pedagogically Proven Learning Experiences
We have developed a diverse portfolio of modular learning experiences across our ecosystem that combines our rich, proprietary content with our innovative shared technical capabilities supported by our unified technology infrastructure. We partner with more than 27,000 authors and educators, including over 50 Nobel laureates in various fields of study who contribute to our large and growing proprietary content collection. Our learning experiences, such as Virtual Labs and SmartBook 2.0, include experiential simulations, engaging 3-D models, interactive content readers, integrated digital assessments, automated grading and AI-powered adaptive learning technology, revolutionizing the way content is delivered and outcomes are achieved. Furthermore, we partner with Learning Tools Interoperability compliant solutions to bring external learning experiences into our McGraw Hill digital ecosystem.
4. Flagship Platforms & Customer-Facing Digital Products
Our flagship platforms, K-12 ConnectEd, ALEKS and Higher Education Connect, sit at the center of the hybrid classroom experience. They support the overall workflow of the educator and learner with student rostering, entitlement and automated grading. Learner engagement happens within our platforms, ensuring that we own the user relationship and data flows. To build our customer-facing digital products, such as Reading Wonders, Reveal Math and ALEKS Chemistry, we configure our platforms with various learning experiences and microservices within our shared technology infrastructure. By leveraging

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
common capabilities and reconfiguring existing technologies, we can bring to market new innovations quickly and cost-effectively, at scale.
5. Rich Data Assets and Deep Analytics Enabling Feedback Loops
We believe that data tells a story. That story is only as powerful as the ability to translate data into actionable insights. By capturing rich cognitive, usage and executive function data, we believe we are heralding a new era of truly personalized learning, because no two learners are the same. Our ability to ingest and analyze this data at scale and in real time delivers learners and educators deep insights to enable personalized learning outcomes.
We have numerous strategic initiatives underway cutting across the entirety of McGraw Hill that include AI/machine learning recommendations, scalable authoring solutions, comprehensive data collection and modeling, context-aware assessment solutions and configurable courseware assemblies. Additionally, the large amount of data generated across our platform creates a continuous feedback loop that underpins our differentiated approach to go-to-market and new product development, helping our developers innovate more targeted, adaptive and impactful content and solutions, ultimately resulting in a stronger learner experience with better outcomes.
The Education End-Markets We Serve
We serve the needs of three primary customer end markets in education – K-12, higher education and professional. While the United States is our largest market, we serve customers in international markets through an expansive global distribution network. Our operating segments include:
K-12
We are a top two provider in the K-12 market in the United States, serving over 98% of public K-12 districts. We go to market with blended digital and print learning solutions as a holistic provider of end-to-end core, supplemental and intervention curricula to meet the needs of U.S. K-12 schools. Due to the staggered nature of state adoptions, the total sales opportunity varies from year to year. Researchers estimate that $325 billion to $930 billion of federal aid is needed in the United States to offset the learning loss effects in the United States caused by remote learning during the COVID-19 pandemic. McGraw Hill’s flagship digital platforms, K-12 ConnectEd, ALEKS and Achieve3000, provide a data-driven, whole-child approach to empower educators to place every learner on a unique path to growth. For the years ended March 31, 2024 (Successor) and 2023 (Successor), K-12 comprised approximately 46% and 49%, respectively, of total revenue.
Higher Education
We are a top two provider of digital and print learning solutions in the U.S. higher education market based on market share, serving 86% of U.S. higher education institutions. Higher education students and faculty are navigating the shift to a hybrid learning environment. To aid in this transition, we provide students, instructors and institutions with comprehensive digital course experiences for nearly every subject through our flagship Higher Education Connect and ALEKS platforms. Over 4,500 U.S. and international colleges and 75,000 educators use McGraw Hill to facilitate learning and increase student engagement in remote and hybrid classrooms. For the years ended March 31, 2024 (Successor) and 2023 (Successor), Higher Education comprised approximately 36% and 34%, respectively, of total revenue.
Global Professional
We are a global provider of medical, technical, engineering and business content for professionals, serving 95% of U.S.-based medical libraries. The professional market is plagued with a growing shortage of qualified professionals such as physicians and other high-demand healthcare workers. Through our subscription-based platforms, such as AccessMedicine, we provide healthcare professionals with

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
comprehensive medical information, instant access to videos and self-assessment for high-stake certifications, clinical practice and continuing education. For each of the years ended March 31, 2024 (Successor) and 2023 (Successor), Global Professional comprised approximately 8% of total revenue.
In December 2022, we acquired substantially all of the assets of Ryan Medical Education LLC, d/b/a Boards & Beyond, a leader in supporting medical students with on-demand video libraries and question banks designed to help them efficiently learn the fundamentals of medical basic sciences and clinical medicine.
International
We are a provider of comprehensive digital and print solutions in more than 100 countries and 80 languages outside the United States. Through our expansive global distribution network, we serve the needs of learners and educators throughout the world with our K-12 and higher education solutions that primarily originate or are adapted from our U.S.-based solutions. For the years ended March 31, 2024 (Successor) and 2023 (Successor), International comprised approximately 10% of total revenue.
Our Solutions
Our solutions serve the diverse needs of students, educators and institutions across the entire learning lifecycle, from K-12 to higher education and through professional learning. Given the integrated and shared approach to our digital ecosystem, we are able to leverage a number of our digital solutions such as our ALEKS platform, Virtual Labs and SmartBook learning experiences across our sectors.
Our products are developed to meet the needs of students, educators and institutions with alignment to specific standards, most notably in K-12. Product development decisions are based on existing or expected market demand, including known K-12 adoption opportunities. The average product development timeline is one-to-three years, with new titles requiring a longer development period on average. Product revisions are made every three-to-five years on average, and generally include content updates, videos, test banks, product features and functionality.
We generally contract with independent printers and binders for their services and leverage those parties who are certified by third parties to meet certain standards we require in the development process. We maintain inventory levels to meet the immediate demand for our products and up to 24 months of demand for certain products.
K-12 Solutions
Our K-12 solutions include millions of instructional resources across thousands of products, covering nearly all courses offered in K-12. We also provide the ability to couple instruction with assessment, providing a robust platform for school district performance evaluation and data-driven instruction. This includes strong curriculum resources plus formative and adaptive assessment engines. Our solutions align with K-12, college and career readiness standards, as well as the standards chosen by each state to support learning goals.
Core Basal Solutions: Digital and print solutions that serve mainstream educators with research-based, comprehensive learning solutions. Core basal programs are designed to provide the entire curriculum for a course, including learner instruction, practice, assessment and remediation as well as teacher materials covering all major instructional subjects including Reading, Math, Social Studies, Science and Literature. Some of the most popular programs include Wonders, Reveal Math and Inspire Science.
Alternative Basal Products: Comprehensive classroom solutions for particular segments of the market that require distinct learning methodologies tailored for reading teachers who desire more directed, skills-oriented solutions and math teachers who want reform-based, hands-on mathematics solutions.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Intervention Products: Solutions with targeted instruction to learners lacking proficiency in a subject matter, or those who have special learning or behavioral needs. Solutions focus on reading and mathematics support, and remediation solutions in science, social studies, career and college readiness, workplace skills and other areas of need.
Supplemental Products: Additional learning resources that complement, enrich and extend core program solutions. These solutions provide additional options for educators to achieve learning objectives, such as extra online practice in multiplication, kits that enhance phonics skills, practice books for basic workplace skills or biography readers for middle school learners.
Our key K-12 learning solutions include:
•K-12 ConnectEd: K-12 ConnectEd is a content delivery platform allowing K-12 educators to create and modify learning plans using licensed content. K-12 ConnectEd is highly tailored to both the instructional model and content of the instructional program and provides analytics that enable educators to identify learning deficiencies early. During the fiscal year ended March 31, 2024 (Successor), K-12 ConnectEd had approximately 13.7 million Paid Digital Users globally.
•ALEKS K-12: ALEKS K-12 is a Supplemental learning platform for math and chemistry that tracks learning progress and scaffolds learner knowledge driving improved outcomes. ALEKS K-12 uses research-proven, artificial intelligence to rapidly and precisely determine each learner’s knowledge state, pinpointing exactly what a learner knows. ALEKS K-12 then instructs learners on the topics they are most ready to learn, constantly updating each learner’s knowledge state and adapting to the learner’s individualized learning needs. During the fiscal year ended March 31, 2024 (Successor), ALEKS K-12 had approximately 0.6 million Paid Digital Users globally.
•Achieve3000 Literacy and Achieve3000 Math: Achieve3000 Literacy is an evidence-based solution for accelerated literacy growth using a proprietary algorithm developed to assign differentiated text and provide validation of learner performance. Achieve3000 Math is a digital solution proven to accelerate learning growth in math and includes more than 25,000 scaffolded state standard-aligned topics with step-by-step instruction and video support. During the fiscal year ended March 31, 2024 (Successor), Achieve3000 Literacy, the largest of the “A3K” solutions, had approximately 2.2 million Paid Digital Users in the United States.
•Actively Learn: Actively Learn is a digital solution that features robust standards-aligned content for grades 3-12, embedded assessments and dynamic interactive tools for educators. Actively Learn is designed for deeper learning across Educational Language Arts, Science and Social Studies. The product supports core curriculum by providing relevant and up-to-date insights and awareness on curated content deemed to be current events.
•McGraw Hill Plus: McGraw Hill Plus simplifies educators’ daily workflow by harvesting and harmonizing data sources from multiple digital solutions into a holistic view of each learner, empowering teachers to place every learner on a unique path to growth. The “Standards and Skills Graph” tracks and visualizes learner progress reflecting performance against state standards and corresponding skills, enabling teachers to optimize their instruction and intervention strategies. An AI-based recommendation engine surfaces “Curated Content Collections” for both individual learners and groups, enabling educators to assign work with just a few clicks, all on one platform.
Higher Education Solutions
Our higher education solutions include adaptive digital learning solutions, custom publishing solutions and traditional printed textbook products. We offer a seamless, fully-digital ecosystem with adaptive digital learning tools, online assessment software, course management software, cloud-based classroom activity capture and replay, online access to eBooks and social network and community tools. Although we cover all major academic disciplines, our content portfolio is organized into three key disciplines: (i) Business,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Economics and Computing; (ii) Science, Engineering and Math; and (iii) Humanities, Social Science and Languages. We have longstanding and exclusive relationships with many authors and nearly all of our products are covered by copyright.
Our key higher education solutions:
•Higher Education Connect: Higher Education Connect is a course management and learning platform that applies learning science and award-winning adaptive tools to improve learner results and course delivery efficiency. With Higher Education Connect, educators can integrate digital content into their course and create a customized learning environment, accessible by learners via desktop and mobile device. Students learn interactively through homework and practice questions, embedded video, simulations, virtual laboratories, audio programs and online games. Higher Education Connect contains a suite of tools, including integrated eBooks, course and assignment management tools, automated assessment, adaptive learning systems and grading and reporting tools. Higher Education Connect is offered for most core freshman and sophomore level courses in the United States and had approximately 4.7 million Paid Digital Users globally during the fiscal year ended March 31, 2024 (Successor).
•ALEKS Higher Education: Rooted in over 20 years of research and analytics, ALEKS Higher Education is a learning platform that ensures improved learner outcomes by fostering better preparation, increased motivation and knowledge retention. ALEKS Higher Education uses research-based artificial intelligence to rapidly and precisely determine each learner’s knowledge state, pinpointing exactly what a learner knows. ALEKS Higher Education then instructs the learner on the topics he or she is most ready to learn, constantly updating each learner’s knowledge state and adapting to the learner’s individualized learning needs. ALEKS Higher Education has an average learning rate of 94% across all disciplines: Math, Science and Business. With ALEKS Higher Education, educators optionally control the learner experience and pacing of content. Educators can choose more structure by holding the entire class accountable with due dates or less structure by allowing learners to work at their own pace. ALEKS Higher Education had approximately 2.1 million Paid Digital Users in higher education globally during the fiscal year ended March 31, 2024 (Successor).
•ALEKS Placement, Preparation and Learning: ALEKS Placement, Preparation and Learning assesses and accurately measures the learner’s math foundation to create a personalized learning module to review and refresh lost knowledge. This allows the learner to be placed and be successful in the right course, expediting the learner’s path to completing their degree.
•SmartBook: SmartBook is an adaptive reading learning experience designed to help learners efficiently learn and retain course material by guiding them through a highly personal study experience. Each SmartBook helps make studying more effective by offering features not present in traditional print products, including adaptive reading experience, sophisticated search functionality, note-taking capabilities, embedded video and interactive elements. The SmartBook product also makes use of our adaptive technology. When a learner reads the chapters in SmartBook, they are prompted with comprehension questions used to tailor the instructional content highlighting recommended areas of focus. Our SmartBooks are primarily sold in the higher education and K-12 markets across a variety of courses and are designed to be compatible with a broad range of devices, including the Kindle and Nook eReaders, the iPad and other tablets and standard desktop and laptop computers.
•SIMnet: SIMnet is an easy-to-use online training and assessment learning experience for Microsoft Office. It provides learners with life-long access and unlimited practice on Microsoft Word, Excel, Access and PowerPoint in addition to file management, and Windows operating system content. The highly effective training modules available in SIMnet apply to traditional classroom-based course assignments and career opportunities. During the fiscal year ended March 31, 2024 (Successor), SIMnet had approximately 0.4 million Paid Digital Users globally.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•Sharpen: Sharpen is a first-of-its-kind mobile study app that delivers learning via a continuous content feed, bite-sized videos, swipeable study tools and a personalized activity dashboard. Sharpen blends a social media-inspired, mobile-first design with trusted content built specifically to align with popular college courses. The solution complements the higher education classroom experience, combining what learners need to learn for their courses with how they want and prefer to learn.
•Traditional Print: Traditional Print includes print textbooks, including a library of titles covering the full spectrum of subjects, written by some of the top authors and experts in their respective fields.
Professional Solutions
We are a leading provider of medical, technical, engineering and business content and training solutions for the professional, education and test preparation communities. Our professional solutions include digital product portfolios and textbooks easily accessible through whichever medium our learner and professional customers prefer.
Our key professional solutions:
•Digital Subscription Services: Digital Subscription Services provide searchable and customizable digital content integrated with highly functional workflow tools. Global Professional offers more than 30 digital subscription services which are organized across three broad subject categories: (i) Medical, (ii) Engineering and Science and (iii) Test Preparation. Our digital subscription products are sold to approximately 2,500 customers including corporations, academic institutions, libraries and hospitals. Our digital subscription products had a greater than 95% annual retention rate for the year ended March 31, 2024 (Successor).
The flagship Access line of solutions provide an integrated digital workspace that combines Global Professional’s content, contextualized rich media and high-functionality workflow tools which allow educators to select specific reference content, assign to learners and monitor progress. For example, our family of AccessMedicine solutions is an innovative online resource that provides learners, residents, clinicians, researchers and other healthcare professionals with access to content from more than 150 medical titles, evergreen content, thousands of images and illustrations, interactive self-assessment, case files, time-saving diagnostic and point-of-care tools and a comprehensive search platform as well as the ability to view from and download content to a mobile device. Frequently updated and continuously expanded by world-renowned physicians, AccessMedicine provides fast, direct access to the information necessary to complete evaluations, diagnoses, and case management decisions, and pursue research, medical education, self-assessment and board review. During the year ended March 31, 2024 (Successor), AccessMedicine had a unit renewal rate of over 95% and was accessed 53.9 million times.
•eContent (eBooks) and Traditional Print: eBooks are convenient media supplementing traditional print offerings. Global Professional’s more than 10,000 eBooks are sold on major eBook retail websites and through Global Professional’s own websites. Our eBooks are compatible with a broad range of devices, including Kindle and Nook eReaders, android and IOS phones, iPad and other tablets and standard desktop and laptop computers. Our roster of distinguished authors and prestigious brands represent some of the best-selling professional publications, such as Harrison’s Principles of Internal Medicine, Perry’s Chemical Engineers’ Handbook and Graham & Dodd’s Security Analysis, all recognized and well-regarded globally in both academic and professional career markets.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Government Regulation
We are subject to a number of laws, regulations and standards in the United States and in foreign jurisdictions where we conduct business that affect companies conducting business on the internet and in the education industry. For example:
•At the federal level, the Elementary and Secondary Education Act (“ESEA”), reauthorized in 2015 by the Every Student Succeeds Act (“ESSA”), governs how states approach assessment and accountability, support and improve of low performing K-12 schools and take into account evidence of effectiveness in adopting strategies and selecting educational products and services paid for with federal funds. Changes in ESEA and/or state legislation and administrative policy decisions on matters such as assessment and accountability, curriculum and intervention could affect demand for our products. Title I, the largest program within ESEA, and other ESEA programs provide targeted funding for specific activities, such as early childhood education, school improvement, dropout prevention and before- and after-school programs. The Individuals with Disabilities Education Act (“IDEA”) governs how states and public agencies provide early intervention, special education and related services to children with disabilities. Generally, school districts are permitted to spend ESEA funds on instructional materials, including core and supplemental materials, computer software, digital media, digital courseware and online services.
•Academic content standards, which are grade-level expectations for student learning, are established at the state level. States generally review and revise standards in each of the various subject areas every six to eight years, and the revision or adoption of new standards typically gives rise to the need for new instructional materials and services aligned to the new or revised standards. The promulgation of these model standards has led to greater consistency among states’ content standards but has not eliminated differences and the need for customized state-specific instructional materials.
•The current U.S. political environment has increased the attention of certain Departments of Education and other state government bodies on the content of instructional materials, especially in K-12. This has, in turn, subjected those materials to additional reviews at the state level, separate and apart from adherence to curriculum standards, to address sensitivities about how particular subjects, such as U.S. history, evolution and climate change, are taught to children. These reviews may, in certain cases, increase the scrutiny to which our materials are subject and require us to modify our content to address any expressed concerns.
•To the extent that our products and websites seek to collect information from children under the age of 13, we may be subject to the Children’s Online Privacy Protection Act, known as COPPA, which requires companies to obtain parental consent before collecting personal information from children under the age of 13 and sets forth, among other things, a number of restrictions related to what information may be collected with respect to children under the age of 13.
•Many of our customers participate in Title IV programs and, as a service provider to institutions that participate in Title IV programs, we are required to comply with certain regulations promulgated by the U.S. Department of Education. These include, for example, regulations governing student privacy promulgated under the Family Educational Rights and Privacy Act, known as FERPA, which protects the privacy of student records, gives students (and, for minor students, their parents) certain rights such as data correction with respect to their student records and restricts the circumstances under which we can disclose a student’s records without the student’s consent. Various states have also passed student data privacy laws in connection with the personal information of students.
•In connection with our self-insured health plan, we are subject to compliance with laws and regulations regarding healthcare information, including, in the United States, HIPPA, as amended.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•Various laws and regulations related to data privacy and data security, including the General Data Protection Regulation, known as GDPR, including as retained in U.K. law, and corresponding E.U. member state data protection laws applicable to us, as well as recently enacted U.S. state comprehensive data privacy laws, such as the California Privacy Protection Act, as amended, the Colorado Privacy Act, the Utah Consumer Privacy Act and the Virginia Consumer Data Protection Act. Other states are considering similar legislation that may impose new requirements or obligations on our business and how we collect and use personal information.
•As a company that collects, stores or transmits certain payment card information from customers, we are also subject to the Payment Card Industry Data Security Standard, known as PCI DSS, a standard promulgated by the payment card industry that aims to maintain a secure environment with respect to the storage of payment card information.
Our business activities are also subject to other federal, state and international laws and regulations, which include, but are not limited to, antitrust laws, consumer marketing and unfair trade practices laws and regulations, including those promulgated and enforced by the U.S. Federal Trade Commission, as well as anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations.
While we monitor changes in the laws and regulations to which we are subject, the legal environment associated with our products, particularly those delivered via the internet, is evolving. The manner in which existing laws and regulations are applied in this environment, and how they will relate to our business in particular, both within and outside the United States, is not always clear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business, including with respect to such topics as intellectual property rights, data privacy and security, content regulation, credit card fraud, taxation, advertising and pricing. Moreover, many educational institutions are regulated at the state and federal level by legislatures, administrative agencies and other policymaking bodies that can impact their ability to procure and deploy our products.
Our legal department oversees and monitors our compliance with laws and regulations generally. They also manage, implement and oversee related internal policies and conduct trainings that are designed to keep our practices in line with changing regulatory expectations and conducting the business in a legal and ethical manner.
We believe that we are in material compliance with applicable laws and regulations, and we are not aware of any laws or regulations that are likely to materially impact our net sales, cash flow or competitive positions or result in any material expenditures. However, many of the laws and regulations to which we are subject continue to develop and could be interpreted, applied or amended in ways that are unfavorable to our business. For more information on the risks associated with complying with applicable laws, see “Risk Factors—Operational, Legal and Compliance Risks—Failure to comply with privacy laws and regulations could have a material adverse impact on our reputation and financial performance.”
Raw Materials, Printing, Binding and Distribution
Our K-12 offerings, particularly our early grade offerings, typically bundle digital and print solutions. As a result, paper is one of the principal raw materials used in our K-12 products globally.
Recent supply chain pressure has caused a global paper shortage, driving an increase in the price of paper. See “Risk Factors—Risks Related to Distribution, Sourcing and Talent—An insufficient supply of, or increases in the costs of, paper could adversely affect our financial results.” To date, we have not experienced, and do not anticipate experiencing, difficulty in obtaining adequate supplies of paper for operations. We have contracts to purchase paper and printing services that have target volume commitments. However, there are no contractual terms that require us to purchase a specified amount of goods and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We sell our Higher Education products through a small number of third-party distributors and retailers who we also utilize for digital fulfillment, and consolidation of these distributors and retailers would result in fewer, larger entities with increased bargaining power and the ability to demand terms that are less favorable to us. This concentration could potentially place us at a disadvantage with respect to negotiations regarding pricing and other terms, which could adversely affect our profitability and financial results.
In addition to our own sales force and websites, we utilize these and other third-party distributors, representatives and retailers for the sale and fulfillment of our digital and physical products. The third parties on which we rely for functions such as printing and physical product distribution play an increasingly less significant role in our operations as we continue the transition from printing and physical product distribution to digital delivery, but remain necessary to our operations. We are not able to control the performance of the third parties on which we rely for these functions. The loss of one of these third-party partners or the failure by one of them to perform its functions in the expected manner could adversely affect our ability to deliver our products to consumers or otherwise cause disruptions in our business. For more information, see “Risk Factors—Risks Related to Distribution, Sourcing and Talent—We utilize the services of third-party suppliers, distributors, representatives and retailers for a substantial portion of our sales.” and “Risk Factors—Risks Related to Distribution, Sourcing and Talent—We outsource the performance of many critical operational functions to third parties.”
Seasonality and Comparability
Our revenue, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. In the year ended March 31, 2024 (Successor), we realized approximately 26%, 33%, 20% and 21% of our revenue during the first, second, third and fourth fiscal quarters, respectively. This seasonality affects operating cash flow from quarter to quarter and there are certain months when we operate at a net cash deficit. Changes in our customers’ ordering patterns may affect the comparison of our current results in prior years where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices. During recent years, as the Higher Education business has transitioned to digital sales, third fiscal quarter sales have partially migrated to the fourth fiscal quarter.
Competition
We are one of the largest education companies in the world by revenue. We primarily compete on the quality of our content and effectiveness of our digital solutions, product implementation support, brand and reputation, author reputation, customers’ history using our products and, to a lesser extent, price. Our product portfolio and customer base uniquely span the entire educational spectrum and, as a result, we compete with a variety of companies. The market for our products is fairly concentrated, with a relatively small number of large competitors, such as Pearson, Houghton Mifflin Harcourt, Wiley, Cengage, Elsevier and Savvas. However, there are many small competitors globally that we compete with as well, including smaller digital competitors such as Amplify, Benchmark, DreamBox Learning, Newsela and Top Hat, as the focus on technology and digital products in education has resulted in the emergence of additional competitors over time. We also compete with providers of open educational resources, which may offer similar digital products at lower costs. We believe that we are well positioned to compete in our markets.
For additional information, see “Risk Factors—Risks Related to Distribution, Sourcing and Talent—Consolidation and concentration in our distribution and retail channels for our Higher Education products could adversely affect our profitability and financial results.” and “Risk Factors—Risks Related to Our Customer Markets—We face competition from both large, established industry participants and new market entrants, the risks of which are enhanced due to rapid changes in our industry and market.”
The quality of our content and the effectiveness of our digital solutions are fundamental aspects of our business, and third parties such as authors, subject matter experts and software engineers help to enable us to maintain and to continuously improve in these areas. In addition to developing our own content and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
utilizing our own resources, we contract with hundreds of third-party authors and subject matter experts to provide content included in some of our products, and, while we have a large team of software developers in house, we also utilize third-party software developers from time to time to develop new technology and software for our digital solutions. Competition for successful authors and other experienced, highly effective individuals in the industries in which we operate is strong, and if we are unable to continue to attract and retain these individuals, it could adversely affect our business. For more information, see “Risk Factors—Risks Related to Distribution, Sourcing and Talent—We may not be able to retain or attract the key authors and talented personnel that we need to remain competitive and grow.”
Our Environmental, Social and Governance Initiatives
Our commitment to learners and educators is at the core of our Company. We believe the delivery of high-quality, trusted and accessible learning solutions makes a difference around the world. Underpinning this commitment are environmental, social and governance initiatives that support the work we do.
Environmental
We recognize that part of helping learners unlock their full potential means taking care of the world where we live. By focusing on sustainability, we will continue to drive meaningful improvements to this critical measure of our environmental stewardship. Given our footprint and industry, we believe our environmental impact is limited. However, we understand our operations can affect the environment and are always aspiring to find a better way to effectively mitigate our impact.
Paper is one of the principal raw materials used in our business, which is why we’ve placed an emphasis on ensuring that 95% of the paper we purchase directly in the U.S. is sustainably sourced. We are taking steps to ensure that 100% of the paper purchased globally will be certified in the future.
To help reduce energy consumption, we have reduced our global real estate footprint, own or lease space in many Leadership in Energy and Environmental Design (“LEED”)-certified or Energy Star-certified facilities and invest in several energy reduction initiatives.
Social
Human Capital Resources
We focus on attracting and retaining talent who are critical in driving and delivering our transformational growth. Our Chief Human Resources and Communications Officer (“CHRCO”) has developed and implemented a new human resources strategy and operating model to enhance operational efficiency, while continuing to align talent and business strategy.
As of March 31, 2024 (Successor), McGraw Hill had approximately 3,900 permanent employees across 38 countries. Our team also engages contractors and consultants for auxiliary services and support.

Employees (by region):
Americas	84%
APAC	9%
EMEA	7%
While our U.S. employees are not unionized, we have approximately 250 employees (approximately 6% of our global workforce) in Italy, Spain and Mexico that are covered by collective bargaining agreements. We are not currently involved in any labor negotiations or disputes.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Total Rewards
As a leading global education company, our goal is to foster growth and success. We design our Total Rewards strategies, programs, policies and processes to serve as an enabler of our business performance and we evaluate our practices regularly to ensure that we offer competitive rewards to all employees.
Health, Safety and Wellness
We deeply care about the mental and physical health of each of our employees and the individuals in our communities. We offer comprehensive programs designed to support the emotional, financial and medical well-being of our employees and their families through all stages of life, which include, but are not limited to: medical and prescription drug plans; retirement programs; employee access to financial coaching; life and disability insurance; financial assistance for life events such as fertility, childbirth, adoption, scholarships, child and eldercare; flexible work policy and support mode.
Training, Development and People Engagement
We believe that our employees are our best asset, and their growth, development and retention are a main priority. We are committed to providing the tools and support for our employees to thrive, learn, achieve and succeed. We offer over 18,000 online courses to employees through our online learning platform and offer experiences such as our “manager pods” to help managers connect and learn with their peers across the Company. We offer training and resources to help our employees work with their managers in creating meaningful development plans that leverage strengths, motivate, challenge and cultivate a culture of engagement.
We have an annual talent review and succession planning process with a goal to identify and cultivate key leaders to build a solid pipeline of successors for our key leadership roles today and in the future.
Diversity, Equity, Inclusion and Belonging
Our commitment to diversity is represented in our culture and the way we conduct business. We know that the unique skills, background and viewpoints of our colleagues allow us to be a better company. Our diversity, equity, inclusion and belonging (“DEIB”) efforts are supported across the Company, starting with our executive leadership team, as well as our DEIB Council, which consists of cross-functional, cross-business team members from various levels throughout our Company. We are actively engaged with and seek feedback from our workforce to understand how we can continue to improve inclusion and foster a place where people love to work, including through our stay interviews and engagement surveys.
We have invested in DEIB-related education and training for our employees. One area of particular focus has been our hiring process, where we have delivered unconscious bias training for our team members including executive leadership, hiring managers and recruiters. We host regular events for employees on topics such as allyship, accessibility and racial equity. Through our partnership with McKinsey, McGraw Hill employees can participate in the Connected Leaders Academy, which provides development for underrepresented employees. Employees can also participate in our various Employee Resource Groups, which help connect and empower employees and allies by providing a safe and welcoming community. Our Women’s Leadership Initiative empowers women to leverage pathways toward more successful and fulfilling careers, including senior leadership roles. We also have a sponsorship program to provide diverse talent with visibility and access to high-stakes projects, positioning them for leadership roles. As of March 31, 2024 (Successor), women represent nearly 60% of our global workforce and represent over 40% of Vice Presidents and above.
In 2021, we signed on to the CEO Action for Diversity & Inclusion, pledging to take continued action to cultivate a workplace where diverse perspectives and experiences are welcomed and respected. In 2018, 2019, 2021, and 2022, McGraw Hill was recognized by Forbes as one of the “Best Mid-sized Employers,” based on an independent survey of 60,000 Americans working for businesses with at least 1,000

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
employees. In 2021 and 2022, McGraw Hill was named a "Best Place to Work for LGBTQ Equality" by the Human Rights Campaign. In 2024, McGraw Hill was also named one of "America's Greatest Workplaces for Women" by Newsweek.
Corporate Citizenship
At McGraw Hill, we believe in unlocking the potential of every learner at every stage of life. To accomplish that, we are dedicated to creating products that reflect, and are accessible to, all of the diverse, global customers we serve.
We work with partners that share our commitment to DEIB in all forms. We initiated a Supplier Diversity Inclusion program, which promotes and encourages the procurement of goods and services from diverse businesses, while delivering broader societal benefits through economic opportunity.
We believe in providing all learners with access to high-quality education. We created a K-12 Equity Advisory Board, consisting of six experts in different fields of work including academia, law and school administration. The Equity Advisory Board engages in discussions and planning of new ideas and reviews current product development practices, processes and products to guide educational equity in product development and content and have a comprehensive accessibility strategy to ensure the interests of all learners are represented.
Through our Red Cube Cares corporate social responsibility initiative, we give back to communities by supporting scholarships, book donations and fundraising campaigns for students and families in need. In 2023, McGraw Hill received the Communitas Award in the category for Excellence in Community Service.
Governance
We believe good governance is the cornerstone of trust and essential to our digital transformation. We operate with strong internal controls and practices, which include our Code of Business Ethics, Employee Hotline and employee training on topics such as harassment, anti-bribery and corruption, cybersecurity and privacy.
Intellectual Property
Our products contain intellectual property delivered through a variety of media, including digital and print. We rely on a combination of copyrights, trademarks, patents, non-disclosure and invention agreements and other agreements to protect our intellectual property and proprietary rights. We also obtain significant content, materials and technology through license arrangements with third-party licensors.
We have registered certain patents, trademarks and copyrights in connection with our businesses. We also register domain names, when appropriate, for use in connection with our websites and internet addresses. We believe we either own or have obtained the rights to use all intellectual property rights necessary to provide our products and services. We believe we have taken, and continue to take, in the ordinary course of business, appropriate legal steps to protect our intellectual property in all relevant jurisdictions.
We rely on authors for the majority of the content for our titles. In most cases, copyright ownership has either vested in us, as a “work made for hire,” been assigned to us by the original author(s) or the author has retained the copyright and granted us an exclusive license to utilize the work.
Piracy of intellectual property can negatively affect the value of and demand for our products. We attempt to mitigate the risk of piracy through the implementation of restrictive use mechanisms and other limitations inherent to our products and the use of online monitoring combined with legal and regulatory actions and initiatives.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Some of our products contain inherent usage controls and other built-in safeguards that reduce the risk and ease of piracy, including: requirements that users login to their accounts with user names and passwords; the fact that sharing account access for many of our products would result in an abnormal user experience and inaccurate grading; use by our eBook providers of time-based lockouts that allow our eBooks to be automatically disabled based on subscription length; and the inherent limitations in the usefulness and ease of copying the text of many of our products, due to the adaptive and interactive nature of our key content together with certain limitations on copying and pasting.
We also use a variety of legal actions, regulatory initiatives and online monitoring efforts to further mitigate piracy concerns, including:
•online monitoring of piracy-related activities;
•initiation of litigation against certain infringers, both individually and jointly with other domestic     and foreign publishers;
•requesting that third parties take down infringing content;
•lobbying efforts;
•monitoring of our digital applications for abnormal load/usage; and
•anti-piracy educational programs.
Since 2007, we have engaged an outside firm that uses web-based technology to search for active titles that are illegally posted or distributed on the internet. We also perform other regular searches for illegal use or distribution of our content, investigate notices of illegal postings of our intellectual property and send take down notices to internet service providers and web sites where infringing material is identified. Over the past years, we have joined with other educational publishers to engage outside counsel to investigate and file numerous copyright and trademark suits in federal court against various online sellers and distributors of infringing copies of our copyrighted materials. We have partnered with various trade associations, such as the Association of American Publishers and the Software Information Industry Association, to pursue joint actions in support of the application of copyright and other intellectual property laws that protect the value of our content, and to lobby legislators and other government officials in the United States and abroad to establish and maintain laws and regulations that might assist content owners in combating piracy and protecting their intellectual property. We place a “Report Piracy” button on various internal and external sites to enable and protect their intellectual property.
Our Trademarks and Service Marks
We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, we have trademark and service mark rights to certain of our names, logos and website names and addresses, while we are licensees for certain of the other names, service marks and logos that we use. The trademarks and service marks that we own or have the right to use include, among others, “McGraw Hill,” “ALEKS,” “Redbird,” “Connect,” “ConnectED,” “Access,” “Achieve3000” and “Harrison’s.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Properties
Our corporate headquarters are located in owned premises at 8787 Orion Place, Columbus, Ohio 43240. We lease offices, warehouses and other facilities at 32 locations, of which nine are in the United States. In addition, we occupy real property that we own at three locations in the United States. Our properties consist primarily of office space used by our operating segments, and we also utilize warehouse space and distribution centers. We believe that all of our facilities are well maintained and are suitable and adequate for our current needs.
The properties listed in the table below are our principal owned and leased properties:

Location	Lease Expiration	Approximate Area (Sq. Ft.)	Principle Use of Space
Owned Premises:
Blacklick, Ohio	Owned	548,144	Warehouse & Office
Monterey, California	Owned	209,204	Office
Columbus, Ohio	Owned	170,615	Office
Leased Premises:
Groveport, Ohio	2027	667,672	Warehouse & Office
New York, New York	2035	136,176	Office
Noida, Uttar Pradesh, India	2031	90,500	Office
Chicago, Illinois	2029	37,031	Office
Irvine, California	2025	53,220	Office
Red Bank, New Jersey	2029	30,800	Office
In addition, we own and lease other offices that are not material to our operations.
Legal Proceedings
From time to time we are involved in legal proceedings and subject to investigations, inspections, audits, inquiries and similar actions by government authorities, arising in the normal course of our business. Other than as discussed in Note 21, “Commitments and Contingencies,” to our consolidated financial statements, we do not believe that the currently pending proceedings will have a material adverse effect on our results of operations or financial condition.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MANAGEMENT
Our Executive Officers and Directors
Below are the names, ages as of January 1, 2024, positions and a brief account of the business and experience of certain individuals who we expect will serve as our executive officers and directors at the completion of the offering. We are currently reviewing the composition of our anticipated board of directors and committees. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such individuals.

Name	Age	Position
Simon Allen	62	President, Chief Executive Officer and Director Nominee*
Robert Sallmann	45	Executive Vice President and Chief Financial Officer
David Cortese	53	Chief Digital Information Officer
David B. Stafford	61	General Counsel and Secretary
Jeannine Tait	58	Chief Human Resources and Communications Officer
Mary Ann Sigler	69	Director
Jacob Kotzubei	55	Director Nominee*
Matthew Louie	46	Director Nominee*
_______________
*To be elected to the board upon or before consummation of this offering.
Executive Officers
Simon Allen was named Chief Executive Officer of McGraw Hill in May 2020 after serving as Interim CEO since October 2019. Mr. Allen has deep experience in educational publishing having led large teams across six continents focused on K-12 and higher education, as well as science, technical and medical digital and print products for professional, governmental and institutional markets. Before joining McGraw Hill, Mr. Allen was the CEO of Macmillan Education from 2011–2016, leading the company’s transition from print to blended learning products and solutions. Previously, he was Senior Vice President, International at The McGraw-Hill Companies, a former parent conglomerate of McGraw Hill, and during that time was elected President of The Publishers Association in the United Kingdom, serving for three years on its council. Before that, Mr. Allen was President, Higher Education at both Pearson Education EMEA and Prentice Hall Europe. Earlier in his career, he held sales leadership roles with the Times Mirror Group in the United States, Europe and the Middle East. Mr. Allen received his Bachelor of Arts with honors from Middlesex University School of Business and completed Executive Education programs in Leadership and Strategic Management at the London Business School.
Robert Sallmann was named Chief Financial Officer of McGraw Hill in April 2024. As CFO, Mr. Sallmann is responsible for Accounting, Finance, Internal Audit, Investor Relations, Corporate Development, Tax, Treasury, Procurement, Real Estate and Supply Chain teams, partnering across the company’s business units to drive the company’s financial performance. Mr. Sallmann has over 20 years of experience developing and implementing the financial and operational strategy for global organizations, with a focus on growing enterprise value and leading business transformation across a variety of industries. From August 2019 to April 2024, Mr. Sallmann previously held a CFO role at a leading wireless technology manufacturer, Laird Connectivity. Mr. Sallmann was also CFO at a global elastomer manufacturer, Enbi Group. Prior to Enbi, Mr. Sallmann held various financial leadership roles at global diversified industrial manufacturer IDEX Corporation after spending 10 years in consulting, advisory and financial audit roles at Alvarez & Marsal and PriceWaterhouseCoopers. Mr. Sallmann has a bachelor’s degree in Finance & International Business from Indiana University.
David Cortese was named Chief Digital Information Officer of McGraw Hill in April 2024. As CDIO, Mr. Cortese is responsible for digital experience and innovation strategy, including IT, customer

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
experience, digital product management and engineering, cybersecurity, AI, and data, analytics and insights. Mr. Cortese has over 30 years of experience in a variety of technology and operational leadership roles and joined McGraw Hill from The Influential Network, Inc., where he served as Chief Digital Officer from January 2023 through April 2024, overseeing enterprise product and engineering teams and AI solutions. Mr. Cortese also served as Chief Commercial Officer at Simbe Robotics, Inc. from February 2021 through January 2023, where he led product development for Simbe’s AI-driven subscription data services. From July 2012 through February 2020, Mr. Cortese also served as the President of Digital Technology at Advantage Solutions, and has held a variety of technology leadership roles at Comscore, Sony Pictures Entertainment and Accenture. Mr. Cortese has a bachelor’s degree in Mechanical Engineering from Worcester Polytechnic Institute.
David B. Stafford was appointed General Counsel and Secretary of McGraw Hill in May 2012. As General Counsel, he is responsible for all legal matters affecting McGraw Hill and manages McGraw Hill’s legal, compliance and risk and government affairs departments. Prior to May 2012, Mr. Stafford was Vice President and Associate General Counsel at The McGraw-Hill Companies, a former parent conglomerate of McGraw Hill, where, as a senior member of the company’s legal department, he practiced in a wide variety of legal areas, with a focus on the company’s financial information businesses. From 2006 to 2009, Mr. Stafford served as Senior Vice President, Corporate Affairs, and assistant to the Chairman and Chief Executive Officer, where he was responsible for the marketing, communications, government affairs and community relations activities of the company and advising the Chairman and Chief Executive Officer on matters involving the board of directors and management, as well as operation of the company generally. Prior to 2006, he was associate general counsel at The McGraw-Hill Companies. Before joining The McGraw-Hill Companies in 1992, he was an associate at two different New York City law firms, where he specialized in corporate law. Mr. Stafford serves on the board of directors of the Association of American Publishers and as a Vice Chairman of the Board of Trustees of YAI Network, a not-for-profit that provides a variety of services to people in the New York metropolitan area who have developmental disabilities. Mr. Stafford is a graduate of Columbia University, where he received his bachelor’s degree, and a graduate of Cornell Law School, where he received his Juris Doctor degree. He is admitted to the New York State bar.
Jeannine Tait joined McGraw Hill in March 2022 and serves as Chief Human Resources and Communications Officer. Ms. Tait leads all aspects of global Human Resources and Corporate Communications, developing and delivering human resources and corporate communications strategies in support of McGraw Hill’s business transformation and growth goals. Before joining McGraw Hill, Ms. Tait was the Vice President, Global Total Rewards and Human Resources Operations for Solenis from 2014 to 2022, where she was responsible for the development and delivery of global strategies and programs in the areas of business human resources, compensation, benefits, payroll and human resources systems and operations, led multiple M&A diligence and integration projects, advised the compensation committee of the board of directors and served as an advisory board member for the Women’s International Network. Prior to Solenis, she held human resources leadership roles at Perspecta and Shire Pharmaceuticals with a focus on total rewards, performance management, recognition and talent management. Ms. Tait earned her Bachelor of Business Administration with a concentration in Human Resource Management from Cabrini College and her Master of Business Administration from West Chester University, graduating with honors.
Directors
Mary Ann Sigler has served as a director of McGraw Hill since the acquisition of the company by Platinum in July of 2021. Ms. Sigler is Executive Vice President, Chief Financial Officer and Treasurer of Platinum Advisors. She joined Platinum Advisors in 2004 and is responsible for overall accounting, tax and financial reporting as well as managing strategic planning projects for the firm. Prior to joining Platinum Advisors, Ms. Sigler was with Ernst & Young LLP for 25 years where she was a partner. Ms. Sigler holds a Bachelor of Arts degree in Accounting from California State University at Fullerton and a Master’s degree in Business Taxation from the University of Southern California. Ms. Sigler is a Certified Public Accountant in California, as well as a member of the American Institute of Certified Public

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Accountants and the California Society of Certified Public Accountants. She currently serves on the board of directors of Ryerson Holding Corporation (NYSE: RYI). We believe that Ms. Sigler’s qualifications to serve on our board of directors include her extensive and significant business, financial and investment experience and prior involvement with Platinum’s investment in McGraw Hill.
Jacob Kotzubei joined Platinum Advisors in 2002 and is a Partner at the firm. Prior to joining Platinum Advisors in 2002, Mr. Kotzubei was a Vice President of the Goldman Sachs Investment Banking Division – High Tech Group in New York City, and the head of the East Coast Semiconductor Group. Previously, he was an attorney at Sullivan & Cromwell LLP in New York City, specializing in mergers and acquisitions. Mr. Kotzubei received a Bachelor of the Arts degree from Wesleyan University and holds a Juris Doctor from Columbia University School of Law. Mr. Kotzubei serves on the board of directors of Ryerson Holding Corporation (NYSE: RYI) and Vertiv Holdings Co (NYSE: VRT), and is a former director of Key Energy Services, Inc. (2016 to 2022), Verra Mobility Corporation (NASDAQ: VRRM) (2018 to 2021) and KEMET Corporation (2011 to 2020). Mr. Kotzubei was selected to serve on our board of directors due to his experience in executive management oversight, private equity, capital markets, mergers and acquisitions and other transactional matters.
Matthew Louie joined Platinum Advisors in 2008. Mr. Louie is a Managing Director at the firm and is responsible for the structuring and execution of acquisition and divestiture transactions. Prior to joining Platinum Advisors in 2008, Mr. Louie was an investment professional at American Capital Strategies, a middle-market focused private equity firm. Prior to American Capital, Mr. Louie worked in venture capital and growth equity at both Canaan Partners and Agilent Technologies, and in investment banking at Donaldson, Lufkin & Jenrette. Mr. Louie holds undergraduate degrees in both Economics and Political Science from Stanford University. He also holds a Master’s degree in Business Administration from Harvard Business School. Mr. Louie serves as a manager of a number of Platinum’s portfolio companies and serves on the board of directors of Vertiv Holdings Co (NYSE: VRT). Mr. Louie was selected to serve on our board of directors due to his experience related to private equity, capital markets, transactional matters and post-acquisition monitoring and oversight of operational performance at portfolio companies.
Board Composition
Our business and affairs are managed under the direction of our board of directors.
Our second amended and restated certificate of incorporation will be divided into three classes, with directors in Class I (expected to be                 ), directors in Class II (expected to be                 ) and directors in Class III (expected to be                 ). See “Description of Capital Stock.” In addition, pursuant to the investor rights agreement we expect to enter into in connection with this offering, Platinum will have the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Agreements to Be Entered into in Connection with this Offering—Investor Rights Agreement.”
The number of directors that shall constitute our board of directors will initially be fixed at seven directors, four of which are set forth above. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Upon the completion of the offering, our board of directors will be divided into three classes, each serving staggered three-year terms:
•our Class I directors will be                  and                 , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;
•our Class II directors will be                  and                 , and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and
•our Class III directors will be                 and                 , and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.
Board Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that                  and                  do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company, Platinum and all other facts and circumstances our board of directors deemed relevant in determining their independence.
Controlled Company Exception
After the completion of this offering, Platinum will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the NYSE’s governance standards. Under such corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of our board of directors consist of independent directors, (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.
For at least a period of time following this offering, we intend to utilize all of these exemptions. As a result, following this offering, we will not have a majority of independent directors on our board of directors and will not have compensation or nominating and corporate governance committees that are composed entirely of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.
If at any time we cease to be a controlled company, we will take all action necessary to comply with the independence requirements, subject to any permitted “phase-in” period.
Committees of the Board of Directors
Upon the listing of our shares on the NYSE, our board of directors will have three standing committees: an audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a charter that has been approved by our board of directors. In addition, from time to time, special committees may be established at the direction of the board of directors when necessary to address specific issues. Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit committee, compensation committee and nominating and corporate governance committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Upon the listing of our shares on the NYSE, copies of each committee’s charter will be posted on our website, www.mheducation.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider such information to be a part of this prospectus.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Audit Committee
Upon the completion of this offering, we expect to have an audit committee, consisting of                 , who will be serving as the Chair,                  and                 . Rule 10A-3 of the Exchange Act requires us to have one independent audit committee member upon the listing of our Common Stock, a majority of independent directors on our audit committee within 90 days of the effective date of this registration statement and an audit committee composed entirely of independent directors within one year of the effective date of this registration statement. Each of                  and                  qualify as an independent director under the NYSE’s corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that                  qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.
The primary purposes of the audit committee are to prepare the audit committee report required by the SEC and to assist our board of directors with its oversight of (1) our risk management policies and procedures; (2) the audits and integrity of our financial statements; (3) the effectiveness of internal control over financial reporting; (4) our compliance with legal and regulatory requirements; (5) the qualifications, performance and independence of the outside auditors; and (6) the performance of our internal audit function.
Compensation Committee
Upon completion of this offering, we expect to have a compensation committee consisting of                 , who will be serving as the Chair, and                 . The primary purposes of the compensation committee are to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and the other senior executives; to evaluate the performance of the Chief Executive Officer and the other senior executives in light of such goals and objectives; to determine and approve the compensation of our Chief Executive Officer and the other senior executives; to make recommendations to our full board of directors with respect to incentive-based and equity-based compensation plans that are subject to board approval to prepare the disclosure required by SEC rules; and to oversee our overall compensation structure, policies and programs.
Nominating and Corporate Governance Committee
Upon completion of this offering, we expect to have a nominating and corporate governance committee consisting of                 , who will be serving as the Chair,                  and                 . The primary purposes of the nominating and corporate governance committee are to review and make recommendations to our full board of directors regarding the structure and composition of the board and its committees, including identifying qualified director nominees consistent with criteria approved by our board of directors; to develop and recommend corporate governance guidelines to our full board of directors; and to oversee the evaluation of our board of directors, its committees and our management team.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving as a member of our board of directors or compensation committee.
We are parties to certain transactions with Platinum and its affiliates and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Role of our Board of Directors in Risk Oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Code of Business Ethics
We have adopted a Code of Business Ethics that applies to all of our directors, officers and team members, including our chief executive officer and chief financial and accounting officer. Our Code of Business Ethics will be available on our website upon the completion of this offering. Our Code of Business Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
EXECUTIVE COMPENSATION
The following discussion and analysis of our executive compensation, objectives and design, our executive compensation program components and the process followed for making decisions regarding all components of compensation with respect to the year ended March 31, 2024 for our executive officers should be read together with the compensation tables and related disclosures set forth below. The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.
Compensation Discussion & Analysis
The Compensation Discussion and Analysis discusses the compensation and benefits of our “named executive officers” (“NEOs”) for the year ended March 31, 2024 and the related objectives.
Our NEOs for the year ended March 31, 2024 are:
•Simon Allen, President, Chief Executive Officer (“CEO”)
•Garet Guthrie, former Executive Vice President and Chief Financial Officer (“Former CFO”)(1)
•David B. Stafford, General Counsel and Secretary
•Jeannine Tait, Chief Human Resources and Communications Officer
•Angelo T. DeGenaro, former Chief Operating Officer(2)
______________
(1)Mr. Guthrie served as our Chief Financial Officer through April 12, 2024 and as an employee through April 30, 2024, and Robert Sallmann was appointed our Chief Financial Officer on April 15, 2024.
(2)Mr. DeGenaro retired from the Company effective March 31, 2024.
Compensation Objectives
Our executive compensation programs are based on pay for performance and are designed to attract and retain executives who can meaningfully contribute to our success and achieve the greatest possible returns for our stockholders. We use variable compensation including stock options, where a portion is subject to performance-based vesting conditions, and an annual incentive bonus program tied to the achievement of key financial operating objectives, to enhance alignment of the interests of our NEOs and the interests of our stockholders.
The compensation reported in this compensation discussion and analysis is not necessarily indicative of how we will compensate our NEOs following the consummation of this offering. We expect to review, evaluate and modify our compensation framework in connection with becoming a publicly traded company, which may result in our future compensation programs varying significantly from our historical practices.
Determination of Compensation
Select members of our management team were principally responsible for establishing and making decisions (or making recommendations for final approval and ratification by our board of directors) with respect to our compensation and benefit plans for the year ended March 31, 2024. Compensation decisions were also reviewed with representatives of Platinum. All discussions between the Company and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
representatives of Platinum relating to the components and amounts of executive compensation to be paid for the year ended March 31, 2024, were in such representatives’ roles with Platinum, as the Company’s primary stockholder. Decisions regarding compensation to be paid to our NEOs following completion of this offering, and for each fiscal year thereafter, will be made by the board of directors or by the compensation committee that will be organized upon completion of this offering under a charter that has been approved by the board of directors.
Our management team in consultation with certain representatives of Platinum considered several factors in designing our executive compensation program, including, but not limited to, market data on the compensation of executive officers at similar companies, internal pay-equity considerations and achievement of specific performance targets intended to drive value.
Specifically, for the year ended March 31, 2024, the objectives of our executive compensation programs focused on delivering key initiatives and performance goals to achieve our strategic plan. Our objectives were as follows:
•Deliver on our strategic initiatives for the year ended March 31, 2024.
•Reward executive officers for driving short-term business performance while focusing on operational excellence to drive long-term performance by continuing to implement best practices and eliminating redundant or unnecessary practices.
•Align the interests of our executives with those of the Company’s stockholders, by rewarding them for delivering on the key initiatives to position the Company as a leading digital education company.
•Achieve defined EBITDA goals.
•Provide appropriate incentives for both business and individual performance.
•Encourage prudent, but not excessive, risk-taking.
•Develop an entrepreneurial culture that contributes to our continued growth, by being performance-driven, nimble and cost-conscious.
Components of Compensation for the Year Ended March 31, 2024
For the year ended March 31, 2024, the principal elements of our executive compensation programs were as follows:

Compensation Element	Brief Description	Objectives

Base Salary	Fixed compensation.	Provide a competitive, fixed level of cash compensation to attract and retain executive talent.

Annual Incentive Plan	Variable cash compensation earned based on achieving pre-established annual goals.	Motivate and reward executives to achieve or exceed Plan EBITDA (as defined below), business unit metrics, and related goals.

Equity Awards (pursuant to the McGraw Hill, Inc. Stock Incentive Plan)	Non-qualified stock options granted to executives and other key employees.	Align the interests of executives and other key employees with long-term shareholder value creation, including revenue growth, mix enhancement, cost reduction, cash flow optimization and EBITDA margin expansion.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We provide our NEOs with retirement benefits, limited perquisites and other fringe benefits, including access to health and welfare plans available to our employees generally. Our NEOs are eligible to participate in a market competitive severance policy intended to provide a reasonable level of income protection.
The following discussion provides further details on these executive compensation programs.
Base Salaries
Base salaries are intended to provide our NEOs with a level of cash compensation intended to be market competitive and appropriate given their specific responsibilities and scope of role in the Company. For the year ended March 31, 2024, the annual base salaries for our NEOs were as follows:

Name	Base Salary for the Year Ended March 31, 2024
Simon Allen (1)	$
Garet Guthrie	$
David B. Stafford	$
Jeannine Tait	$
Angelo T. DeGenaro	$
_______________
(1)All amounts paid to Mr. Allen were paid in British pound sterling. For purposes of this Compensation Discussion and Analysis, all amounts paid to Mr. Allen were converted to U.S. dollars based on the conversion rate of US$ to GBP               .
In determining base salaries for the year ended March 31, 2024, we reviewed relevant compensation market data to obtain a general understanding of market practices for comparable roles to design a competitive executive compensation program. We also consider market conditions, Company performance and an executive officer’s individual salary history, job responsibilities, performance, qualifications and skills in determining individual compensation levels. Following a review of the factors noted above, none of our NEOs’ base salaries were modified during the year ended March 31, 2024.
Annual Incentive Plan (AIP) for the Year Ended March 31, 2024
The Annual Incentive Plan (“AIP”) is a material component of our total rewards program and has been structured to drive value creation, promote our mission and grow the Company. The purpose of the AIP is to provide eligible employees, including our NEOs, who drive business performance with the opportunity for financial incentives. Specifically, the AIP is intended to:
•award short-term cash incentive for the achievement of performance measures linked to our Company’s strategic goals and objectives;
•attract, motivate, and retain professional and managerial talent of outstanding ability by providing cash incentive award opportunities to key employees on an annual basis;
•foster a unified performance-driven culture focused upon Company-wide results by aligning annual cash incentive award opportunities to a common set of key corporate performance metrics to maximize the Company’s overall performance; and
•encourage individual and collective performance objectives towards the achievement of the Company’s overall strategic goals by enhancing the Company’s flexibility and to reward exceptional performance.
The AIP is administered by us in consultation with representatives of Platinum with respect to our CEO and, in consultation with the CEO with respect to all other eligible employees (including our NEOs

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
other than the CEO). We adopted, in consultation with our CEO and Former CFO and representatives of Platinum, the Addendum for Plan Year ended March 31, 2024, which established the pool funding level and performance metrics under the AIP for the year ended March 31, 2024.
For the year ended March 31, 2024, the incentive pool target was based on the level of achievement of our Company-wide annual EBITDA goal as compared to our annual target “Plan EBITDA” goal, as follows:
AIP EBITDA Table

Annual Plan EBITDA achieved compared to target goal:	% of Target Pool Funded:	Actual Plan EBITDA achieved:	% of Target Pool Funded:
Less than $ million	%
Greater than or equal to $ million but less than $ million	Linear interpolation between % and %
million (target)	%
Greater than million, but less than $ million	Linear interpolation between % and %
$ million or greater	%	$	%
Plan EBITDA results for the year ended March 31, 2024 were finalized and pool funding approved by the Company in                  2024. Actual Plan EBITDA for purposes of the AIP was                  million, which corresponded to a         % pool funding level. For purposes of the AIP, “EBITDA” is defined to be consolidated net income before interest, income taxes, depreciation, amortization, extraordinary items, and advisory or similar fees payable to Platinum Advisors, as reflected in our consolidated financial statements. “Plan EBITDA” is derived from adjusted EBITDA by excluding pre-publication investment expenditures and certain unbudgeted expenses.
Individual allocations to our NEOs other than our CEO are based on the determinations and approval of the CEO, following his consultation with other members of our executive leadership team and with representatives of Platinum. Our CEO’s bonus achievement is subject to the review and approval of our board of directors, following consultation with representatives of Platinum. Actual Plan EBITDA resulted in no pool funding level under the AIP; however, the Company, in consultation with representatives of Platinum determined that based on the performance of our NEOs, its assessment of our NEOs’ and our performance, that a discretionary bonus pool would be established for our NEOs in order to retain and motivate our NEOs.
The following table sets forth each of our NEOs’ target and achieved bonus amounts under the AIP for the Plan Year ended March 31, 2024:

Name	2024 AIP Target Bonus	2024 AIP Actual Bonus (2)
Simon Allen (1)	$	$
Garet Guthrie	$	$
David B. Stafford	$	$
Jeannine Tait	$	$
Angelo T. DeGenaro	$	$
________________
(1)Mr. Allen’s bonus under the AIP was paid in British pound sterling and converted to U.S. dollars based on the conversion rate of US$                 to GBP                 , which was the conversion rate in effect as of the date such bonus was actually paid. Mr. Allen’s target AIP opportunity was increased for the Plan Year ended March 31, 2024 from to .

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(2)Actual amounts paid reflects a discretionary bonus paid by us.

Long-Term Incentive Plans
McGraw Hill, Inc. Stock Incentive Plan
Pursuant to the McGraw Hill, Inc. Stock Incentive Plan (the “2021 Plan”), we are authorized to grant equity awards to the Company’s key employees, including our NEOs. We did not grant any equity awards to our NEOs during the year ended March 31, 2024 and all grants made to our NEOs to date (which were made in the year ended March 31, 2022) are reflected in the Outstanding Equity Awards At Fiscal Year End Table below.
With respect to stock options granted to our NEOs in prior years, fifty percent (50%) of the stock options granted under the 2021 Plan are subject to time-based vesting, and vest in five (5) equal annual installments, and the other 50% of the stock options are subject to performance-vesting conditions, vesting only after the occurrence of a “change in control” or “public offering” (as such terms are defined in the 2021 Plan documents) or subsequent disposition that results in the investment funds advised by Platinum Advisors realizing a pre-tax, cash-on-cash return equal to a multiple of their invested capital with respect to the Company of at least 2.0 times (subject to continued employment with the Company through the date of such event). The stock options are exercisable only if vested and only upon the occurrence of a change in control, public offering or similar event. Unvested stock options generally terminate upon termination of employment unless the executive experiences a “special termination.” Upon a “special termination” any then unvested stock options remain outstanding and are eligible to vest if a “change in control” occurs within four months of such termination of employment. For these purposes, a “special termination” generally includes any termination of the option holder’s employment due to the option holder’s death or disability, a resignation for “good reason” or a termination of the option holder’s employment by the Company without “cause” (each, as defined in the 2021 Plan).
Vested time-based stock options terminate upon a termination of employment for “cause” or if such stock options are underwater at the time of such termination of employment. In the event of termination of employment without “cause,” vested time-based stock options (if any) would remain eligible for exercise until the occurrence of a change in control or public offering, except that a number of these stock options would be forfeited in an amount sufficient to effectively preclude the executive from realizing any post-employment appreciation in the underlying shares. The stock option agreements subject each NEO to a non-compete and non-solicit during the term of employment and one year thereafter.
2024 Plan
In connection with this offering, our board of directors intends to adopt, and we expect our stockholders to approve, the 2024 Plan. We expect that the 2024 Plan will become effective upon the completion of the offering and will replace the 2021 Plan. Although not yet adopted, we expect that the 2024 Plan will have the features described below.
The total number of shares of our common stock available for issuance pursuant to awards under the 2024 Plan will equal                 . The total number of shares of our common stock that may be issued in respect of incentive stock options is                  shares. The number of shares of common stock available for issuance under the 2024 Plan will be subject to adjustment as provided therein. Any of our employees, directors or consultants of any of our subsidiaries or affiliates will be eligible to receive an award under the 2024 Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules, and regulations or accounting or tax rules and regulations.
The 2024 Plan may provide for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance-based awards, other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals under the 2024 Plan.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Each award, if and when made, will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award.
Severance Benefits
We are obligated to pay severance or other enhanced benefits to our NEOs upon certain terminations of their employment. Our severance program is designed to promote loyalty, and to provide executives with security and reasonable compensation upon an involuntary termination of employment.
Our NEOs are eligible to participate in the McGraw-Hill Education, Inc. Executive Severance Plan (the “Executive Severance Plan”), which provides severance benefits equal to one year of base salary, as well as continuation of benefits for up to one year. In order to receive severance benefits under the Executive Severance Plan, the executive must either be terminated by the Company without “cause” or resign for “good reason” (as such terms are defined in the Executive Severance Plan or the executive’s employment agreement). Under a 2021 agreement with Mr. Allen and the Company, in the event that he has not relocated to the United States, he would be eligible to receive severance benefits equivalent to those that would be available to him under the Executive Severance Plan but offset by any statutory benefits to which he may be entitled under U.K. law.
Effective May 8, 2018, the Executive Severance Plan was amended and restated pursuant to the adoption of the McGraw-Hill Education, Inc. Founding Executive Severance Plan (the “A&R Executive Severance Plan”), but only with respect to certain executives identified as participants, including Messrs. Guthrie, Stafford and DeGenaro. With respect to employees eligible under the Executive Severance Plan who were not identified as participants in the A&R Executive Severance Plan, the terms of the Executive Severance Plan continued to apply. Additional participants under the A&R Executive Severance Plan may be designated by the board of directors. The A&R Executive Severance Plan provides severance benefits upon a termination by the Company without “cause” or resignation by the executive for “good reason” as follows: (i) continued eligibility to receive the prior-year bonus (if not already paid); (ii) cash severance payable over a 12-month severance period (with cash severance in excess of 12 months payable as described below) equal to the sum of (x) 0.90 multiplied by the participant’s monthly base salary multiplied by years of service (up to 20 years), plus (y) target annual bonus (the “Cash Severance”); (iii) a pro-rata bonus, determined based on actual performance assuming the bonus was only subject to financial or other objective criteria; and (iv) continuation of benefits for up to 12 months. If the determination of a participant’s Cash Severance in accordance with the formula would result in more than 12 months of severance, then the participant would receive a lump sum payment in cash within 30 days of the one-year anniversary of the qualifying termination of employment equal to 110% of the Cash Severance payable in respect of the period in excess of 12 months. The A&R Executive Severance Plan did not modify the definitions of “cause” and “good reason” in the Executive Severance Plan. If the participants in the A&R Executive Severance Plan experience a termination of employment due to death or disability, they would be entitled to severance equal to any prior year’s bonus (if not already paid) and a pro-rata bonus for the year in which the termination occurs, determined based on actual performance assuming the bonus was only subject to financial or other objective criteria.
Both the Executive Severance Plan and the A&R Executive Severance Plan contain restrictive covenants, including perpetual confidentiality, intellectual property assignment, perpetual non-disparagement, and a one-year post termination non-compete and non-solicit of employees and customers.
In connection with their departures, the Company entered into separation agreements with Mr. Guthrie and Mr. DeGenaro. For additional information regarding their agreements, please see the section titled “Potential Payments upon Termination or Change in Control.”
Retirement Benefits
Each NEO other than Mr. Allen participates in our 401(k) plan, which is a qualified defined contribution plan available to our employees generally.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Health and Welfare Benefits and Perquisites
Our NEOs participate in our health and welfare benefit plans, which are also available to our employees generally. Our health and welfare benefit plans include medical insurance, dental insurance, life insurance, accidental death and dismemberment insurance, and short-term and long-term disability insurance.
We promote a culture of wellness for our employees and executives and take steps to actively encourage participation in these programs. We provide our NEOs personalized preventive healthcare through EHE Health and supplemental benefits under the Management Supplemental Death & Disability Benefit plan. We offer these benefits to provide our NEOs and other key employees with a reasonable level of financial support in the event of illness or injury, to enhance productivity and job satisfaction, and to remain competitive in the marketplace.
We do not maintain any other executive-specific perquisite programs.
Employment Agreements
There is an employment agreement in effect for Mr. Allen. None of our other NEOs have employment agreements. For information on the specific terms and conditions of our agreement with Mr. Allen, see “—Narrative Relating to Summary Compensation Table and Grants of Plan-Based Awards Table” below.
Summary Compensation Table for the Year Ended March 31, 2024
The following table sets forth the compensation of our NEOs for the year ended March 31, 2024:
Summary Compensation Table

Name and principal position	Year Ended March 31	Salary ($)(2)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Simon Allen (1)
President, Chief Executive Officer	2024
Garet Guthrie
Former Executive Vice President and Chief Financial Officer	2024
David B. Stafford
General Counsel and Secretary	2024
Jeannine Tait
Chief Human Resources and Communications Officer	2024
Angelo T. DeGenaro
Former Chief Operating Officer	2024
________________
(1)Mr. Allen’s cash compensation was paid in British pound sterling and converted to U.S. dollars using the conversion rate of US$                 to GBP                .
(2)The salary information disclosed in this column reflects the annual base salary paid during the year ended March 31, 2024.
(3)The amounts reported in this column represent the discretionary bonuses earned with respect to the year ended March 31, 2024, by each NEO. These amounts were paid in             , 2024. For additional information, see “—

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Components of Compensation for the Year Ended March 31, 2024—Annual Incentive Plan (AIP) for the Year Ended March 31, 2024” above.
(4)The amounts shown in this column include the cost of the matching contributions to our tax-qualified retirement plan during the year ended March 31, 2024 received by the NEOs. In addition, for Mr. DeGenaro, the amount includes his severance benefits equal to            comprised of (i) continued payment of his base salary for twelve (12) months following the date of his termination, in the amount of $            ; (ii) payment of 100% of his current AIP target bonus, in the amount of $            ; (iii) continued participation in the Company’s group medical, dental and life insurance plans at active employee contribution rates for twelve (12) months, in the amount of $             ; and (iv) $            , representing the value of the outplacement services for twelve (12) months. For additional information regarding the terms of Mr. DeGenaro’s separation agreement, see “— Potential Payments upon Termination or Change in Control—Severance Plans.”
Grants of Plan-Based Awards Table
The following table includes each grant of an award made to our NEOs in the year ended March 31, 2024 under any equity-based and non-equity incentive plan:

Estimated Future Payouts Under Non-Equity Incentive Plan Awards
		Threshold	Target	Max
Name	Plan	($)	($)	($)
Simon Allen	AIP (1)
Garet Guthrie	AIP (1)
David B. Stafford	AIP (1)
Jeannine Tait	AIP (1)
Angelo T. DeGenaro	AIP (1)
________________
(1)Represents the threshold, target and maximum value of the annual incentive awards that could have been earned by the NEOs under the AIP for the year ended March 31, 2024. For a discussion of the terms of the AIP and the amounts earned thereunder by the NEOs for the year ended March 31, 2024, see “—Components of Compensation for the Year Ended March 31, 2024—Annual Incentive Plan (AIP) for the Year Ended March 31, 2024” above.
Narrative Relating to Summary Compensation Table and Grants of Plan-Based Awards Table
Employment Agreements
Simon Allen. There is an employment agreement in effect with Mr. Allen, pursuant to which he is entitled to earn a base salary, currently $             per year, and an annual cash bonus opportunity equal to        % of his base salary for target-level achievement of annual performance criteria. Mr. Allen is eligible for severance benefits equal to one year of his base salary, as well as continuation of benefits during such one-year period, as described in “—Components of Compensation for the Year Ended March 31, 2024—Severance Benefits.”
None of our other NEOs have employment agreements.
Annual Bonus Plan
For a summary of our annual incentive plan, please see “—Components of Compensation for the Year Ended March 31, 2024—Annual Incentive Plan (AIP) for the Year Ended March 31, 2024” above.
Long-Term Incentive Awards
No equity awards were granted to our NEOs during the year ended March 31, 2024. For additional information, see “—Components of Compensation for the Year Ended March 31, 2024—Long-Term Incentive Plans.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Retirement Plans and Other Perquisites
We maintain certain retirement benefit plans and provide our NEOs with certain benefits and perquisites. For a summary of such plans and benefits, see “—Components of Compensation for the Year Ended March 31, 2024—Retirement Benefits.”
Outstanding Equity Awards At Fiscal Year End Table
The following table sets forth outstanding equity awards of shares, or options to acquire shares, of the Class B non-voting common stock held by our NEOs as of March 31, 2024:

Option awards
	Grant Date	Number of Securities underlying unexercised options exercisable (#)	Number of Securities underlying unexercised options unexercisable (#)(1)	Equity incentive plan awards; number of securities underlying unexercised unearned options (2)	Option Exercise Price ($)	Option expiration date
Simon Allen	12/3/2021
Garet Guthrie	12/3/2021
David B. Stafford	12/3/2021
Jeannine Tait	3/7/2022
Angelo T. DeGenaro	12/3/2021
________________
(1)The stock options reported in this column are subject to time-based vesting, and vest in five equal installments beginning on July 31, 2022 (March 7, 2023, for Ms. Tait) and thereafter on each of the next four anniversaries of this first vesting date. The options are exercisable only if vested and only upon the occurrence of a change in control, public offering or similar event.
(2)The stock options reported in this column are performance-based vesting stock options granted to our NEOs that vest only after the occurrence of a “change in control” or “public offering” (as such terms are defined in the 2021 Plan documents) or subsequent disposition that results in the investment funds advised by Platinum Advisors realizing a pre-tax, cash-on-cash return equal to a multiple of their invested capital with respect to the Company of at least 2.0X, subject to executive’s continued employment through the date of such event. The options are exercisable only if vested and only upon the occurrence of a change in control, public offering or similar event. There are no thresholds or maximums for these performance-vesting conditions.
Potential Payments upon Termination or Change in Control
This section describes potential payments to our NEOs upon termination of employment or change in control, assuming the termination or change in control occurred on March 31, 2024 (in accordance with SEC rules).
Severance Plans
Our NEOs are generally eligible to participate in the Executive Severance Plan or the A&R Executive Severance Plan. In order to receive severance benefits under either the Executive Severance Plan or the A&R Executive Severance Plan, as applicable, the executive’s employment must either be terminated by the Company without “cause” or the executive must resign for “good reason” (as such terms are defined in the applicable Severance Plan), and limited severance benefits are available in the event of termination of employment due to death or disability. For additional information, see “—Components of Compensation for the Year Ended March 31, 2024—Severance Benefits.”
Mr. Guthrie’s employment with the Company terminated on April 30, 2024 and the Company and Mr. Guthrie entered into a separation agreement and general release in connection with his termination. Pursuant to the separation agreement, in exchange for Mr. Guthrie’s execution (and non-revocation) of a release of claims, full discharge of all severance, separation or termination based liabilities and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
obligations of the Company, and continued compliance with certain restrictive covenants, the Company agreed to provide Mr. Guthrie (i) continued payment of his base salary for twelve (12) months following the date of his termination, in the amount of $            ; (ii) payment of 100% of his current AIP target bonus in the amount of $              ; (iii) payment of the AIP bonus he would have received for the fiscal year of the Company ending on March 31, 2024; (iv) continued participation in the Company’s group medical, dental and life insurance plans at active employee contribution rates for twelve (12) months; (v) outplacement services for no less than twelve (12) months; and (vi) continued vesting of his Time-Based Options scheduled to vest on July 31, 2024, notwithstanding his termination.
Mr. DeGenaro retired on March 31, 2024 and the Company and Mr. DeGenaro entered into a separation agreement and general release in connection with his retirement. Pursuant to the separation agreement, in exchange for Mr. DeGenaro’s execution (and non-revocation) of a release of claims, full discharge of all severance, separation or termination based liabilities and obligations of the Company, and continued compliance with certain restrictive covenants, the Company agreed to provide Mr. DeGenaro (i) continued payment of his base salary for twelve (12) months following the date of his termination, in the amount of $            ; (ii) payment of 100% of his current AIP target bonus, in the amount of $             ; (iii) payment of the AIP bonus he would have received for the fiscal year of the Company ending on March 31, 2024; (iv) continued participation in the Company’s group medical, dental and life insurance plans at active employee contribution rates for twelve (12) months; (v) outplacement services for no less than twelve (12) months; and (vi) continued vesting of his Time-Based Options scheduled to vest on July 31, 2024, notwithstanding his termination.
Treatment of Equity Awards upon Potential Termination or Change in Control
Stock options granted under the 2021 Plan, to the extent not vested, generally terminate upon termination of employment unless the executive experiences a “special termination.” Following a “special termination,” any then unvested stock options remain outstanding and are eligible to vest if a “change in control” occurs within four months of such termination of employment. For these purposes a “special termination” means a termination by reason of the executive’s death or disability, the executive’s resignation for “good reason” or the executive’s termination of employment or service by the Company without “cause.”
The following tables show the incremental payments and benefits that would be owed by the Company to each of the NEOs upon certain terminations of his or her employment or upon a change in control, assuming that:
•the NEO’s employment terminated on March 31, 2024;
•with respect to payments and benefits triggered by a change in control, such change in control occurred on March 31, 2024; and
•the fair market value per share of the Company common stock was $             on March 31, 2024.
The following tables do not include the value of any equity that would remain unvested.

	Cash Severance (1)	Short-Term Bonus (1)	Vesting of Option Awards (2)	Continuation of Other Benefits and Perquisites (1)	Total
Simon Allen
By the Company for Cause/by Executive Without Good Reason
By the Company Without Cause
By the Executive for Good Reason

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Death or Disability
Retirement
Change in Control with Termination
Change in Control without Termination

Garet Guthrie(4)
By the Company for Cause/by Executive Without Good Reason
By the Company Without Cause
By the Executive for Good Reason
Death or Disability (3)
Retirement
Change in Control with Termination
Change in Control without Termination

David B. Stafford
By the Company for Cause/by Executive Without Good Reason
By the Company Without Cause
By the Executive for Good Reason
Death or Disability (3)
Retirement
Change in Control with Termination
Change in Control without Termination

Jeannine Tait
By the Company for Cause/by Executive Without Good Reason
By the Company Without Cause
By the Executive for Good Reason
Death or Disability
Retirement
Change in Control with Termination
Change in Control without Termination

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Angelo T. DeGenaro(5)
_______________
(1)The amounts disclosed in this column reflect the severance payment each NEO would have received under the Executive Severance Plan or the A&R Executive Severance Plan had he or she experienced a “qualifying termination” on March 31, 2024 (which does not include a termination due to death, disability or retirement). The Executive Severance Plan and the A&R Executive Severance Plan do not provide for single-trigger change in control payments. However, if an NEO had experienced a qualifying termination in connection with a change in control, he or she would have been entitled to the severance payment illustrated.
(2)As of March 31, 2024, sixty percent (60%) of the time-based vesting stock options granted to our NEOs under the 2021 Plan were unvested. Had a change in control occurred on March 31, 2024, then each NEO’s unvested time-based vesting stock options would have fully vested (subject to his or her continued employment through the date of the change in control, but regardless of whether his or her employment would have been terminated in connection with (on or after) such change in control). That is, the time-based and performance vesting options under the 2021 Plan are subject to single-trigger accelerated vesting upon a change in control. Further, there is no acceleration of vesting upon a termination of employment for any reason; however, in the event of a “special termination” (as defined above under “—Components of Compensation for the Year Ended March 31, 2024—Long-Term Incentive Plans”), both time-vesting and performance-vesting options remain eligible to vest solely in connection with a change in control that occurs within four months following such termination date.
(3)If the participants in the A&R Executive Severance Plan experience a termination of employment due to death or disability, they would be entitled to severance equal to any prior year’s bonus (if not already paid) and a pro rata bonus for the year in which the termination occurs, determined based on actual performance assuming the bonus was only subject to financial or other objective criteria.
(4)Mr. Guthrie’s employment with the Company terminated effective April 30, 2024. For the amounts actually received by Mr. Guthrie in connection with his separation from the Company, see “—Potential Payments upon Termination or Change in Control—Severance Plans.”
(5)Mr. DeGenaro retired from all positions with the Company and its subsidiaries effective March 31, 2024, and the amounts reflect amounts he actually received in connection with his retirement.
Director Compensation for the Year Ended March 31, 2024
During the year ended March 31, 2024, our sole director was Mary Ann Sigler. Ms. Sigler is Executive Vice President, Chief Financial Officer and Treasurer of Platinum Advisors, and she received no additional compensation in her capacity as our sole director for the year ended March 31, 2024.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change of control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since April 1, 2021 and each currently proposed transaction in which:
•we or any of our subsidiaries have been or will be a participant;
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or their affiliates, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
Related Party Transactions in Effect Prior to this Offering
Platinum Acquisition Agreement
The consummation of the Acquisition was effected through the Securities Purchase Agreement, dated as of June 14, 2021 (as amended), by and among AP Georgia Holdings, L.P., Apollo Co-Investors (MHE), L.P., the other sellers party thereto, AP Georgia Holdings, L.P., in its capacity as representative for the sellers, McGraw-Hill Education, Inc. and Mav Acquisition Corporation.
Advisory Agreement
Following the consummation of the Acquisition, McGraw Hill, Inc. and Platinum Advisors entered into a Corporate Advisory Services Agreement, dated as of July 30, 2021 (the “Advisory Agreement”), pursuant to which the Company engaged Platinum Advisors as a financial, transactional and management consultant. Under the Advisory Agreement, the Company has agreed to pay Platinum Advisors an annual advisory fee in an amount to be mutually agreed between the parties and to reimburse Platinum Advisors for its out-of-pocket costs and expenses incurred in connection with its services under the Advisory Agreement. The Company paid Platinum Advisors advisory fees of $10.0 million for the years ended March 31, 2024 (Successor) and 2023 (Successor), respectively. The Company paid Platinum Advisors advisory fees of $6,667 for the period from August 1, 2021 to March 31, 2022 (Successor).
The Advisory Agreement contains customary indemnification provisions in favor of Platinum Advisors and its affiliates, including Platinum. The Advisory Agreement will be terminated upon the consummation of this offering.
Loans to Officers
On December 17, 2021, McGraw Hill, Inc. issued (i) a secured promissory note to Simon Allen, our President and CEO, in the amount of approximately $4.2 million to finance the purchase of 420,167 shares of Class B non-voting common stock of the Company; (ii) a secured promissory note to Garet Guthrie, our former Executive Vice President and CFO, who ceased to be an employee of the Company as of April 12, 2024, in the amount of approximately $2.5 million to finance the purchase of 248,230 shares of Class B non-voting common stock of the Company; (iii) a secured promissory note to Angelo T. DeGenaro, our former COO, who ceased to be an employee of the Company as of March 31, 2024, in the amount of approximately $2.2 million to finance the purchase of 224,335 shares of Class B non-voting common stock of the Company; and (iv) a secured promissory note to David B. Stafford, our GC and Secretary, in the amount of $600,000 to finance the purchase of 60,000 shares of Class B non-voting common stock of the Company (collectively, the “Promissory Notes”). The interest rate of the Promissory Notes was 1.5% per annum. Each Promissory Note was secured by a pledge of the shares of Class B non-voting common stock being purchased by the applicable executive officer. The Promissory Notes

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
were repaid prior to the filing of this registration statement with deferred proceeds from the settlement of amounts due to such executive officers in connection with the Acquisition.
Share Purchases
Following the Acquisition, certain current and former members of our management team, including our executive officers, were provided the opportunity to purchase shares of Class B non-voting common stock at a price equal to the fair market value. Mr. Allen purchased 420,167 shares of Class B non-voting common stock; Mr. Guthrie purchased 248,230 shares of Class B non-voting common stock; Mr. DeGenaro purchased 224, 230 shares of Class B non-voting common stock; and Mr. Stafford purchased 60,000 shares of Class B non-voting common stock. Ms. Tait purchased 33,334 shares of Class B non-voting common stock after she joined the Company.
Agreements to Be Entered into in Connection with this Offering
Investor Rights Agreement
In connection with this offering, we intend to enter into an investor rights agreement with Platinum. Pursuant to the investor rights agreement, we will be required to take all necessary action to cause the board of directors and its committees to include director candidates designated by Platinum in the slate of director nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition.” The investor rights agreement will also grant Platinum certain customary demand registration rights as well as “piggyback” registration rights, with respect to shares of our Common Stock. See “Description of Capital Stock—Registration Rights.”
Indemnification Agreements
Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Related Party Transactions Policy
In connection with this offering, we have adopted a written policy with respect to the review, approval and ratification of related person transactions to assist our board of directors in reviewing and taking appropriate action concerning related person transactions and assist us in preparing the disclosure that the SEC rules require to be included in our applicable filings as required by the Securities Act and the Exchange Act and their related rules. This policy is intended to supplement, and not to supersede, our other policies that may be applicable to or involve transactions with related persons, such as our policies for determining director independence and our Code of Business Ethics. The policy covers any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships (including indebtedness and guarantees of indebtedness and transactions involving employment and similar relationships) involving the Company and any director, nominee or executive officer, or any immediate family member thereof, or any 5% or greater beneficial owner of our voting securities, in each case, having a direct or indirect material interest in such transaction. Any such transaction must be approved or ratified by our board of directors or a designated committee thereof consisting solely of independent directors, which unless the board of directors designates otherwise, shall be the nominating and corporate governance committee of our board of directors or the chair of the nominating and corporate governance committee in between regular meetings of the committee. The nominating and corporate governance committee may only approve those transactions that are in, or are

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
not inconsistent with, our best interests and those of our stockholders, as the nominating and corporate governance committee determines in good faith.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
PRINCIPAL AND SELLING STOCKHOLDER
The following table sets forth, as of                , 2024, information regarding beneficial ownership of our capital stock, and, after giving effect to this offering, by:
•each person, entity or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;
•each of our NEOs;
•each of our directors;
•all of our executive officers and directors as a group; and
•the selling stockholder.
To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.
We have based our calculation of the percentage of beneficial ownership prior to the offering on                 shares of Common Stock outstanding on                 , 2024, after giving effect to the Offering Reorganization Transactions, which will occur prior to the consummation of this offering. We have based our calculation of the percentage of beneficial ownership after the offering of shares of our Common Stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our Common Stock from the selling stockholder).

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Unless otherwise noted below, the address for each of the stockholders in the table below is c/o McGraw-Hill Education, Inc., 8787 Orion Place, Columbus, Ohio 43240.

	Shares before offering		Shares after offering (no option exercise)		Shares after offering (full option exercise (2))
Beneficial owner	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
Investment vehicles affiliated with Platinum Equity, LLC (1)		%		%		%

Named Executive Officers and Directors:
Simon Allen		%		%		%
Angelo T. DeGenaro		%		%		%
Garet Guthrie		%		%		%
David B. Stafford		%		%		%
Jeannine Tait		%		%		%
Jacob Kotzubei		%		%		%
Matthew Louie		%		%		%
Mary Ann Sigler		%		%		%
All Executive Officers and Directors as a group (10 individuals)		%		%		%
_______________
(1)PE Mav Holdings, LLC (the “Platinum Stockholder”) is the record holder of the securities reported herein. Tom Gores is the manager of Platinum Equity, LLC, which is the sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings V, LLC, which is the manager of the Platinum Stockholder. By virtue of these relationships, each of these entities and Mr. Gores may be deemed to share beneficial ownership of the securities held of record by the Platinum Stockholder. The business address of each of the entities named herein and Mr. Gores is 360 North Crescent Drive, South Building, Beverly Hills, California 90210.
(2)To the extent the underwriters’ option to purchase additional shares is not exercised in full, the shares sold by the selling stockholder will be decreased on a pro rata basis.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DESCRIPTION OF MATERIAL INDEBTEDNESS
Cash Flow Credit Facilities
On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Credit Agreement (the “Cash Flow Credit Agreement”) which provides for (i) an initial $1,550.0 million term loan facility (the “Term Loan Facility”) and (ii) an initial $150.0 million revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan Facility, collectively, the “Cash Flow Credit Facilities”). On November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575.0 million under the Term Loan Facility pursuant to an incremental amendment to the Cash Flow Credit Agreement to finance the Achieve3000 Acquisition and related transactions. The Term Loan Facility will mature on July 28, 2028 and is subject to 1% annual amortization payable in equal quarterly installments. The Revolving Credit Facility will mature on July 30, 2026 and is not subject to amortization.
In June 2023, the Company entered into an amendment to the Cash Flow Credit Agreement, which, among other things, replaced LIBOR with Term SOFR (of terms of one, three or six months, or if available and agreed to by such parties as specified in such agreement, other periods of twelve months or less than one month, in the case of the Revolving Credit Facility, with a credit spread adjustment of 0.10% for all interest periods, and in the case of the Term Loan Facility, with a credit spread adjustment of 0.11448% (one-month interest period), 0.26161% (three-months interest period), 0.42826% (six-months interest period) and 0.71513% (twelve-months interest period)). The interest rate applicable to borrowings under the Cash Flow Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin (which is 3.75% for the Term Loan Facility and 3.00% for the Revolving Credit Facility) or (2) Term SOFR (or for the Revolving Credit Facility borrowings in permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin (which is 4.75% for the Term Loan Facility and 4.00% for the Revolving Credit Facility). The interest rate on borrowings under the Cash Flow Credit Facilities is subject to a Term SOFR (or such other permitted alternative currency rate) floor of 0.50% per annum.
The Company entered into an interest rate cap agreement in June 2023 for a notional amount of $1.2 billion to limit the maximum interest on a portion of the Term Loan Facility and decreases its exposure to interest rate variability when Term SOFR exceeds 5.33%. The interest rate cap will terminate on March 31, 2025.
The following fees are applicable under the Revolving Credit Facility: (a) an unused line fee of 0.50% per annum of the unused portion of the Revolving Credit Facility (excluding any swingline loans), (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to Term SOFR Revolving Credit Facility borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.
All obligations under the Cash Flow Credit Agreement are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the Cash Flow Credit Agreement is a second-priority lien with respect to accounts receivable, inventory, and certain other current assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The Cash Flow Credit Facilities are secured pari passu with the 2022 Secured Notes.
Subject to certain conditions, the Cash Flow Credit Facilities, without the consent of the then-existing lenders (but subject to the receipt of commitments), may be increased (or new incremental term loan and revolving credit facilities added) in an aggregate principal amount for all such increases and incremental facilities of no greater than (a) the greater of $425.0 million and 66.0% of Consolidated EBITDA (as such

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
term is defined in the Cash Flow Credit Agreement), plus (b) an amount equal to voluntary prepayments, repurchases and redemptions of pari passu term loans borrowed under the Cash Flow Credit Agreement and certain other indebtedness, plus (c) an unlimited amount, so long as on a pro forma basis (i) with respect to indebtedness secured on a pari passu basis with the Cash Flow Credit Facilities, the Consolidated First Lien Net Leverage Ratio (as such term is defined in the Cash Flow Credit Agreement) would not exceed 4.05 to 1.00, (ii) with respect to indebtedness secured on a junior lien basis to the Cash Flow Credit Facilities, the Consolidated Secured Net Leverage Ratio (as such term is defined in the Cash Flow Credit Agreement) would not exceed 4.05 to 1.00 or (iii) with respect to indebtedness that is unsecured, the Consolidated Fixed Charge Coverage Ratio (as such term is defined in the Cash Flow Credit Agreement), either (1) would not be less than 2.00 to 1.00 or (2) at the election of McGraw-Hill Education, Inc. if incurred in connection with a permitted acquisition or other permitted investment, would not decrease.
McGraw-Hill Education, Inc. may voluntarily prepay loans or reduce commitments under the Cash Flow Credit Facilities, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty.
McGraw Hill will be required to prepay the Term Loan Facility with 100% of the net cash proceeds of certain asset sales and casualty events relating to certain assets (or 25% or 0%, upon achieving certain Consolidated First Lien Net Leverage Ratio levels), and 50% of excess cash flow (or 25% or 0%, upon achieving certain Consolidated First Lien Net Leverage Ratio levels), in each case, subject to certain reinvestment rights, thresholds, step-downs and other exceptions.
The Revolving Credit Facility requires the maintenance of a maximum Consolidated First Lien Net Leverage Ratio, on the last day of any fiscal quarter when aggregate exposures exceed 40% of total revolving commitments (subject to certain exclusions, including issued or undrawn letters of credit), of no greater than 6.95 to 1.00, tested for the four fiscal quarter period ending on such date.
The Cash Flow Credit Agreement also includes customary mandatory prepayment requirements with respect to the term loans under the Term Loan Facility based on certain events such as asset sales, debt issuances and defined levels of excess cash flow. As of March 31, 2024 (Successor), the Company determined that no mandatory prepayment of the term loans under the Term Loan Facility was required.
The Cash Flow Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on our ability and that of our restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, make investments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.
The Cash Flow Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default subject to certain materiality levels, default triggers and cure and grace periods.
As of March 31, 2024 (Successor), no amount was outstanding under the Revolving Credit Facility.
ABL Revolving Credit Facilities
On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Revolving Credit Agreement (the “ABL Revolving Credit Agreement”) which provides for (i) a $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity (the “U.S. ABL

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Revolving Credit Facility”) and (ii) a $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity (the “RoW ABL Revolving Credit Facility” and, together with the U.S. ABL Revolving Credit Facility, the “ABL Revolving Credit Facilities”). The ABL Revolving Credit Facilities will mature on July 30, 2026 and are not subject to amortization.
Borrowings under the ABL Revolving Credit Facilities are limited by borrowing base calculations based on the sum of specified percentages of eligible accounts receivable, eligible inventory and unrestricted cash (to the extent included for such sub-facility), minus the amount of any applicable reserves. Subject to certain conditions, the ABL Revolving Credit Facilities may be increased by up to the greater of (a) the greater of (i) $75.0 million and (ii) 14% of Consolidated EBITDA (as such term is defined in the ABL Revolving Credit Agreement) and (b) the excess of the borrowing base at such time over the aggregate commitments under the ABL Revolving Credit Facilities at such time. McGraw-Hill Education, Inc.’s ability to draw under the ABL Revolving Credit Facilities or issue letters of credit thereunder will be conditioned upon, among other things, the delivery of prior written notice of a borrowing or letter of credit request, as applicable, the ability to reaffirm the representations and warranties contained in the ABL Revolving Credit Agreement in all material respects, the absence of any default or event of default thereunder and the exposure of each lender under the applicable ABL Revolving Credit Facility not exceeding such lender’s commitment under such ABL Revolving Credit Facility.
In April, 2023, the Company entered into an amendment to the ABL Revolving Credit Agreement, which, among other things, replaced LIBOR with Term SOFR (of terms of one, three or six months, or if available and agreed to by such parties as specified in such agreement, other periods of twelve months or less than one month, with a credit spread adjustment of 0.10% for all interest periods). The interest rate applicable to borrowings under the ABL Revolving Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin or (2) Term SOFR (or for permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin. The applicable margin is based on average availability under the ABL Revolving Credit Agreement at such time, and ranges from 1.25% to 1.75% for non-base rate loans and 0.25% to 0.75% for base rate loans. The interest rate on borrowings under the ABL Revolving Credit Facilities is subject to a Term SOFR (or such other permitted alternative currency rate) floor of 0% per annum.
The following fees are applicable under the ABL Revolving Credit Facilities: (a) an unused line fee of (i) 0.250% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is less than or equal to 50% of the aggregate commitments under such ABL Revolving Credit Facility or (ii) 0.375% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is greater than 50% of the aggregate commitments under such ABL Revolving Credit Facility, (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to Term SOFR borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.
All obligations under the U.S. ABL Revolving Credit Facility are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the ABL Revolving Credit Facilities is a first-priority lien with respect to cash and cash equivalents, accounts receivable, inventory and certain other current and foreign assets and a second-priority lien with respect to other assets (second in priority to the liens securing the Cash Flow Credit Facilities and the 2022 Secured Notes). In addition to the U.S. obligors, the obligations under the RoW ABL Revolving Credit Facility are additionally guaranteed by, and secured by a lien on, the assets of certain foreign subsidiaries.
The ABL Revolving Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to merge

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends or make other restricted payments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.
The ABL Revolving Credit Facilities require the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as set forth in the ABL Revolving Credit Agreement), on any date when Adjusted Availability (as such term is defined in the ABL Revolving Credit Agreement) is less than the greater of (a) 10% of the Line Cap (as such term is defined in the ABL Revolving Credit Agreement) and (b) $12.5 million, of at least 1.00 to 1.00, tested for the four fiscal quarter period ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Adjusted Availability has exceeded the greater of (a) 10% of the Line Cap and (b) $12.5 million for 30 consecutive calendar days.
The ABL Revolving Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default, subject to certain materiality levels, default triggers and cure and grace periods.
2022 Secured Notes and 2022 Unsecured Notes
On July 30, 2021, McGraw-Hill Education, Inc. assumed the obligations of (i) the $900.0 million aggregate principal amount of 5.750% Secured Notes due 2028 (the “2022 Secured Notes”) and (ii) the $725.0 million aggregate principal amount of 8.000% Senior Notes due 2029 (the “2022 Unsecured Notes” and, together with the 2022 Secured Notes, the “2022 Notes”), each initially issued by Mav Acquisition Corporation to finance a portion of the Acquisition (and the related transactions). The 2022 Secured Notes will mature on August 1, 2028 and the 2022 Unsecured Notes will mature on August 1, 2029. Interest on each series of the 2022 Notes is payable semiannually in arrears on February 1 and August 1 of each year, each commencing on February 1, 2022. Each series of 2022 Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. Between July 30, 2021 and March 31, 2023 (Successor), McGraw Hill repurchased $71.5 million of the 2022 Secured Notes and $36.0 million of the 2022 Unsecured Notes.
All obligations under the 2022 Secured Notes are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the 2022 Secured Notes is a second-priority lien with respect to accounts receivable, inventory and certain other current and foreign assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The 2022 Secured Notes are secured pari passu with the Cash Flow Credit Facilities.
All obligations under the 2022 Unsecured Notes are guaranteed by all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries).
McGraw-Hill Education, Inc. may redeem each series of the 2022 Notes, in whole or in part, at its option on or after August 1, 2024 at certain redemption prices. At any time prior to August 1, 2024,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
McGraw-Hill Education, Inc. may on any one or more occasions redeem all or a portion of each series of the 2022 Notes as set forth below:
•At any time prior to August 1, 2024, McGraw-Hill Education, Inc. may redeem some or all of each series of the 2022 Notes at a price equal to 100% of the principal amount of the applicable series of 2022 Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, plus the “make-whole premium” applicable to the applicable series of 2022 Notes.
•At any time prior to August 1, 2024, McGraw-Hill Education, Inc. may redeem up to 40% of the principal amount of each series of the 2022 Notes with the proceeds of certain equity offerings at a redemption price of 105.750% of the principal amount of the 2022 Secured Notes or 108.000% of the principal amount of the 2022 Unsecured Notes, as applicable, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.
•At any time prior to August 1, 2024, McGraw-Hill Education, Inc. may redeem up to 10% of the 2022 Secured Notes during each calendar year at a purchase price equal to 103% of the principal amount of the 2022 Secured Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
•In connection with any offer to purchase either series of 2022 Notes (including a change of control offer and any tender offer), if holders of no less than 90% of the aggregate principal amount of such series of 2022 Notes validly tender their 2022 Notes, McGraw-Hill Education, Inc. is entitled to redeem any remaining 2022 Secured Notes or 2022 Unsecured Notes, as applicable, at the price offered to each holder.
Upon the occurrence of certain events constituting a change of control, McGraw-Hill Education, Inc. must offer to repurchase all of each series of 2022 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.
The Indentures governing each series of the 2022 Notes contain certain customary negative covenants and events of default, including, among other things and subject to certain significant exceptions and qualifications, limitations on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into agreements containing prohibitions affecting its subsidiaries’ ability to pay dividends; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of its assets.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DESCRIPTION OF CAPITAL STOCK
The following summary describes our capital stock and our second amended and restated certificate of incorporation, amended and restated bylaws and investor rights agreement to which we and Platinum will be party, each of which will be in effect immediately prior to the consummation of this offering and of certain relevant provisions of the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our second amended and restated certificate of incorporation, amended and restated bylaws and the investor rights agreement, each of which will be in effect immediately prior to the consummation of this offering and copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and to the applicable provisions of the DGCL.
Authorized Capital Stock
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. After the Offering Reorganization Transactions and consummation of this offering, our authorized capital stock will consist of                shares of Common Stock, par value $        per share, and                shares of undesignated Preferred Stock, par value $        per share. After the Offering Reorganization Transactions and consummation of this offering, we expect to have                 shares of our Common Stock outstanding and no shares of Preferred Stock outstanding.
Common Stock
Voting Rights
Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.
Dividend Rights
Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of Preferred Stock that we may designate and issue in the future.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, the holders of Common Stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.
Rights and Preferences
Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking funds provisions applicable to our Common Stock. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.
Fully Paid and Nonassessable
All of our outstanding shares of Common Stock are, and the shares of Common Stock to be issued in this offering will be, fully paid and nonassessable.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Preferred Stock
We do not currently have any Preferred Stock outstanding. However, our second amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of Preferred Stock (including convertible Preferred Stock). Unless required by law or by the NYSE, the authorized shares of Preferred Stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of Preferred Stock, the terms and rights of that series, including:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the Preferred Stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We will be able to issue a series of Preferred Stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Common Stock might believe to be in their best interests or in which the holders of our Common Stock might receive a premium for their Common Stock over the market price of the Common Stock. In addition, the issuance of Preferred Stock may adversely affect the holders of our Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of Preferred Stock may have an adverse impact on the market price of our Common Stock.
Registration Rights
The following description of the terms of the investor rights agreement is intended as a summary only and is qualified in its entirety by reference to the investor rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.
Demand and Short-Form Registration Rights
At any time following the consummation of this offering, Platinum may request that we register its registrable securities on one or more occasions in the future, which registrations may be “shelf registrations.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Piggyback Registration Rights
At any time that we propose to register any of our securities under the Securities Act (other than a registration relating to employee benefit plans, or solely relating to shares to be sold under Rule 145 or a similar provision under the Securities Act), Platinum will be entitled to certain “piggyback” registration rights allowing it to include its registrable securities in such registration.
Expenses of Registration, Restriction and Indemnification
We will pay all registration expenses, including the legal fees of counsel selected by Platinum, under the investor rights agreement. The demand and piggyback registration rights are subject to customary restrictions such as limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The investor rights agreement also contains customary indemnification and contribution provisions.
Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws and Provisions of Delaware Law
General
Our second amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain or will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.
Classified Board
Our second amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our second certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that, in addition to the rights of Platinum under the investor rights agreement, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that from and after the time Platinum and its affiliates cease to beneficially own,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
in the aggregate, at least a majority of the voting power of our outstanding Common Stock, in addition to the rights of Platinum under the investor rights agreement, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 and 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. Except as otherwise provided in the investor rights agreement, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.
Advance Notice for Raising Business or Making Nominations at Meetings
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not limit Platinum or its affiliates’ rights under the investor rights agreement. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Actions by Written Consent; Special Meetings of Stockholders
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our second amended and restated certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation will preclude stockholder action by written consent once Platinum and its affiliates beneficially own, in the aggregate, less than a majority of the voting power of all outstanding shares of our Common Stock.
Our second amended and restated certificate of incorporation will also provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, that Platinum and its affiliates are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least a majority of the voting power of all outstanding shares of our Common Stock. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.
Amendments to the Company’s Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our second amended and restated certificate of incorporation will provide that once Platinum and its affiliates beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our second amended

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 and 2/3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:
•the provision requiring a 66 and 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;
•the provisions providing for a classified board of directors (the election and term of our directors);
•the provisions regarding resignation and removal of directors;
•the provisions regarding competition and corporate opportunities;
•the provisions regarding entering into business combinations with interested stockholders;
•the provisions regarding stockholder action by written consent;
•the provisions regarding calling special meetings of stockholders;
•the provisions regarding filling vacancies on our board of directors and newly created directorships;
•the provisions eliminating monetary damages for breaches of fiduciary duty by a director;
•the provisions regarding competition and corporate opportunities; and
•the amendment provision requiring that the above provisions may be amended only with a 66 and 2/3% supermajority vote.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Jurisdiction of Certain Actions
Our second amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Company to the Company or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) action asserting a claim against the Company or any

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
director, officer or other employee of the Company arising pursuant to any provision of the DGCL or our second amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) action to interpret, apply, enforce or determine the validity of the second amended and restated certificate of incorporation or our amended and restated bylaws, (v) action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine or (vi) action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL; provided that, for the avoidance of doubt, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our second amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in our second amended and restated certificate of incorporation.
For more information on the risks associated with our choice of forum provision, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our second amended and restated certificate of incorporation will contain exclusive forum provisions for certain stockholder litigation matters, which would limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.”
Business Combinations
Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or after the time that the stockholder became an interested stockholder, the business combination was approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that was not owned by the interested stockholder.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.
We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination was approved by our board of directors and by the affirmative vote of holders of at least 66 and 2/3% of our outstanding voting stock that was not owned by the interested stockholder.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation will provide that Platinum and its affiliates, any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Limitations on Liability of Directors and Indemnification of Directors and Officers
The DGCL authorizes corporations to limit or eliminate the personal liability of directors or certain officers to the corporation and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and certain officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate (1) our rights, and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director and (2) our rights to recover monetary damages from certain officers for breach of fiduciary duty as an officer. However, exculpation does not apply to (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director or officer for any transaction from which the director or officer derived an improper personal benefit, (4) a director under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions) or (5) an officer in any action by or in the right of the corporation.
Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain associates for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or associates for which indemnification is sought.
Corporate Opportunity
Delaware law permits corporations to adopt provisions renouncing any expectancy in or right to be offered an opportunity to participate in certain transactions or matters that may be investment, corporate or business opportunities and that are presented to a corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ associates. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, Platinum or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Platinum or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates, and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock are Computershare Inc. and Computershare Trust Company, N.A. (collectively, “Computershare”). Computershare’s address is 150 Royall Street, Canton, Massachusetts 02021.
Listing
We have applied to have our Common Stock approved for quotation on the New York Stock Exchange (the “NYSE”) under the symbol “MH.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for the shares of our Common Stock. We cannot predict the effect, if any, future sales of shares of Common Stock, or the availability for future sale of shares of Common Stock, will have on the market price of shares of our Common Stock prevailing from time to time. Future sales of substantial amounts of our Common Stock in the public market or the perception that such sales might occur may adversely affect market prices of our Common Stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our Common Stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”
Upon completion of this offering, we will have a total of                shares of our Common Stock outstanding. Of the outstanding shares, the                shares sold in this offering, including the shares offered by the selling stockholder if the underwriters exercise in full their option to purchase additional shares, will be freely tradeable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our existing owners), may be sold only in compliance with the limitations described below.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144 as currently in effect, our affiliates or persons selling shares of our Common Stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted securities” of our Common Stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:
•1% of the number of shares of our Common Stock then outstanding, which will equal approximately                million shares immediately after this offering; or
•1% of the average reported weekly trading volume of our Common Stock on the applicable stock exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Common Stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Common Stock, the personal circumstances of the stockholder and other factors.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Rule 701
In general, under Rule 701 under the Securities Act as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares of our Common Stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.
Registration Statement on Form S-8
Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of Common Stock that are subject to outstanding options and other awards issuable pursuant to the 2021 Plan and/or the 2024 Plan that we intend to adopt in connection with this offering. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.
Lock-up Agreements
In connection with this offering, we, the selling stockholder, our executive officers and our directors will agree with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock, without, in each case, the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting.”
Registration Rights
Pursuant to the investor rights agreement, we will grant Platinum the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our Common Stock held by Platinum and to provide piggyback registration rights to Platinum, subject to certain limitations and priorities on registration detailed therein, on registered offerings. See “Description of Capital Stock—Registration Rights.” These shares will represent     % of our outstanding Common Stock after this offering, or     % if the underwriters exercise their option to purchase additional shares.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of certain U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Common Stock issued or sold pursuant to this offering, but does not purport to be a complete analysis of all potential U.S. federal income tax effects.
The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. There may be adverse U.S. federal estate tax consequences to a Non-U.S. Holder of our Common Stock, and Non-U.S. Holders should consult their tax advisors regarding the application of U.S. federal estate tax laws to their particular situation.
This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Common Stock.
This discussion is limited to our Common Stock that is held by a Non-U.S. Holder as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our Common Stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt entities or governmental entities;
•persons deemed to sell our Common Stock under the constructive sale provisions of the Code;
•persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Stock being taken into account in an applicable financial statement.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships considering an investment in our Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE OR GIFT TAX LAWS) OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Common Stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. For purposes of this discussion, a U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions on Common Stock
We have no current plans to pay cash dividends on our Common Stock. See “Dividend Policy.” If we make distributions of cash or property on our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributed amounts not treated as dividends for U.S. federal income tax purposes because such amounts exceed our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Common Stock (determined separately for each share), but not below zero. Any remaining excess (determined separately for each share) will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below regarding backup withholding and FATCA (as defined below), dividends paid to a Non-U.S. Holder that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
Unless an applicable income tax treaty provides otherwise, if dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder generally must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Unless an applicable income tax treaty provides otherwise, any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of a share of our Common Stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States;
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our Common Stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period preceding the date of the disposition and (ii) the Non-U.S. Holder’s holding period with respect to the share of our Common Stock that is disposed (the “Applicable USRPHC Period”).
Unless an applicable income tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain recognized upon the sale or other taxable disposition of our Common Stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, if any (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, any gain recognized from the sale or other taxable disposition of our Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, no more than 5% of our Common Stock throughout the Applicable USRPHC Period.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Common Stock to a Non-U.S. Holder will not be subject to backup withholding (currently at 24%) if either the holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or such holder otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Common Stock within the United States. or conducted through certain brokers that are U.S. persons or have a specified relationship with the United States generally will be subject to backup withholding or information reporting unless the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our Common Stock conducted through a non-U.S. office of a non-U.S. broker that does not have a specified relationship with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities (whether such institutions or entities are beneficial owners or intermediaries). Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Common Stock. While withholding under FATCA also would have applied to payments of gross proceeds from the sale or other disposition of our Common Stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Common Stock.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNDERWRITING
Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, among us, the selling stockholder and the underwriters, each underwriter, for whom Goldman Sachs & Co. LLC is acting as representative, named below has severally and not jointly agreed to purchase at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table, and we and the selling stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Name	Number of Shares
Goldman Sachs & Co. LLC
BMO Capital Markets Corp.
Macquarie Capital (USA) Inc.
Morgan Stanley & Co. LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.
Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
The expenses of the offering, not including the underwriting discounts and commissions, are estimated at approximately $        million and are payable by us. We have agreed to reimburse the underwriters for certain expenses. The underwriters may offer and sell shares through certain of their affiliates or other registered broker-dealers or selling agents.
The Company and the selling stockholder have agreed to indemnify the several underwriters against certain utilities, including liabilities under the Securities Act.
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The Company and its officers, directors and holders of substantially all of the Company’s Common Stock, including the selling stockholder, have agreed with the underwriters, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”) not to, with the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters:
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock, or any other securities so owned by the signatory that are convertible into or exercisable or exchangeable for Common Stock (such shares of Common Stock, options, rights, warrants or other securities, collectively, “Lock-Up Securities”),
•engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer (whether by the signatory or someone other than the signatory) of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”),
•make any demand for or exercise any right with respect to the registration of any Lock-Up Securities, or
•publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described above.
The foregoing restrictions will not apply to:
•transactions relating to Lock-Up Securities acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions;
•transfers of Lock-Up Securities (i) as a bona fide gift, (ii) to any member of the signatory’s immediate family or to any trust for the direct or indirect benefit of the signatory or the immediate family of the signatory, (iii) upon death or by will, testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the signatory, (iv) by operation of law, pursuant to a qualified domestic order or in connection with a divorce settlement or (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the preceding clauses (i) through (iv); provided that (A) each donee or transferee shall sign and deliver a lock-up agreement for the balance of the Lock-Up Period and (B) (1) if any filing under Section 16(a) of the Exchange Act, or other public filing or disclosure, is legally required, such filing or disclosure shall clearly indicate in the footnotes thereto that the filing relates to circumstances described in this clause, and (2) no other public announcement or filing shall be voluntarily made during the Lock-Up Period;
•distributions, transfers or dispositions of Lock-Up Securities (i) to limited partners, general partners, members, stockholders or holders of similar equity interests of the signatory, or (ii) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the signatory, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or common investment management with the signatory or affiliates of the signatory; provided that in the case of any distribution, transfer or disposition pursuant to this clause, (A) each donee or transferee shall sign and deliver a lock-up agreement for the balance

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
of the Lock-Up Period and (B) (1) if any filing under Section 16(a) of the Exchange Act, or other public filing or disclosure, is legally required, such filing or disclosure shall clearly indicate in the footnotes thereto that the filing relates to circumstances described in this clause, and (2) no other public announcement or filing shall be voluntarily made during the Lock-Up Period;
•establishing of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5 1 under the Exchange Act for the transfer of shares of Common Stock; provided that (i) such plan does not provide for the transfer of Common Stock during the Lock-Up Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the signatory or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Lock-Up Period;
•transfers or sales to the Company from an employee in connection with the repurchase of Lock-Up Securities in connection with the termination of the signatory’s employment with the Company pursuant to contractual agreements with the Company that provides the Company with a right to purchase such shares; provided that (1) any filing required to be made during the Lock-Up Period pursuant to Section 16(a) of the Exchange Act or Item 703 of Regulation S-K shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause, and (2) no other public announcement or filing shall be voluntarily made during the Lock-Up Period;
•(i) the receipt by the signatory from the Company of Lock-Up Securities upon the exercise, vesting or settlement of options, restricted stock units or other equity awards granted under a stock incentive plan or other equity award plan, which plan is established prior to the date of this prospectus and is described in the preliminary prospectus relating to the shares included in the registration statement immediately prior to the time the underwriting agreement is executed and this prospectus, or warrants to purchase shares of Common Stock, insofar as such options, restricted stock units or warrants are outstanding as of the date of this prospectus and are disclosed in this prospectus or (ii) the transfer of shares of Lock-Up Securities to the Company upon a vesting or settlement event of the Company’s restricted stock units or Lock-Up Securities or upon the exercise of options to purchase the Company’s securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options (and any transfer to the Company necessary in respect of such amount needed for the payment of taxes, including estimated taxes and withholding tax and remittance obligations, due as a result of such vesting, settlement or exercise whether by means of a “net settlement” or otherwise) so long as such vesting, settlement, “cashless” exercise or “net exercise” is effected solely by the surrender of outstanding options (or the Common Stock issuable upon the exercise thereof) or shares of Common Stock to the Company and the Company’s cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations in connection with the vesting, settlement or exercise of the restricted stock unit, option or other equity award; provided that (A) the Lock-Up Securities that are so received upon such vesting, settlement or exercise of the restricted stock unit, option, warrants, or other equity award will be subject to the terms of this agreement for the duration of the Lock-Up Period and (B) to the extent any filing by, or on behalf of, any party (donor, donee, transferor or transferee) shall be required to be made with respect to such receipt or such transfer pursuant to Section 16(a) of the Exchange Act, such filing shall clearly indicate in the footnotes thereto that such receipt or transfer is being made pursuant to the circumstances described in this clause;
•transfers of shares of Lock-Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction involving a change of control of the Company that is open to all holders of the Company’s capital stock and has been approved by the board of directors of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the signatory may agree to transfer, sell, tender or otherwise dispose of the signatory’s securities in connection with any such transaction, or vote securities in

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
favor of any such transaction); provided that in the event that such third party tender offer, merger, consolidation or other such similar transaction is not completed, the Lock-Up Securities owned by the signatory shall remain subject to the restrictions contained in the lock-up agreement for the duration of the Lock-Up Period; and
•transfers of Lock-Up Securities in connection with the Offering Reorganization Transactions as described in this prospectus; provided that (A) such shares of Common Stock received in the Offering Reorganization Transactions shall be subject to the terms of the lock-up agreement for the duration of the Lock-Up Period and (B) (1) to the extent any filing by, or on behalf of, any party (donor, donee, transferor or transferee) shall be required to be made with respect to such receipt or such transfer pursuant to Section 16(a) of the Exchange Act, such filing shall clearly indicate in the footnotes thereto that such receipt or transfer is being made pursuant to the circumstances described in this clause, and (2) no other public announcement or filing shall be required or shall be voluntarily made with respect to such receipt or such transfer during the Lock-Up Period.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
An application has been made to list the Common Stock on the NYSE under the symbol “MH.”
In connection with the offering, the underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, NYSE, in the over-the-counter market or otherwise.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and associates may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their consumers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
Furthermore, Bank of Montreal, an affiliate of BMO Capital Markets Corp. and Macquarie Capital Funding LLC, an affiliate of Macquarie Capital (USA) Inc., each an underwriter in this offering, are lenders, issuing banks and joint lead arrangers and bookrunners under the ABL Revolving Credit Agreement and the Cash Flow Credit Agreement, and, accordingly, have received and are entitled to receive customary fees and expenses in connection therewith.
Selling Restrictions
European Economic Area (“EEA”)
This prospectus is not a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer of shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
No shares have been offered or will be offered pursuant to the offering to the public in any Member State of the EEA prior to the publication of a prospectus in relation to the shares other than:
•to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares.
Prohibition of Sales to United Kingdom Investors
In the United Kingdom, this prospectus is not a prospectus for the purposes of the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”). This prospectus has been prepared on the basis that any offer of shares in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in the United Kingdom of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer.
Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
•to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
•in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),
provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our Common Stock in, from or otherwise involving the United Kingdom.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, shares of our Common Stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Common Stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where shares of our Common Stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
transferred within six months after that corporation or that trust has acquired the shares of our Common Stock pursuant to an offer made under Section 275 of the SFA, except:
•to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•where no consideration is or will be given for the transfer;
•where the transfer is by operation of law;
•as specified in Section 276(7) of the SFA; or
•as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our Common Stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our Common Stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of our Common Stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Common Stock without disclosure to investors under Chapter 6D of the Corporations Act.
The Common Stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
the information set forth herein and has no responsibility for the prospectus. The Common Stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Common Stock offered should conduct their own due diligence on the Common Stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Switzerland
The shares of Common Stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance of prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Common Stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, or the shares of Common Stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares of Common Stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the shares of Common Stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). Accordingly, no public distribution, offering or advertising, as defined in the CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in the CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of our Common Stock.
Hong Kong
The Common Stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the Common Stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Japan
The Common Stock has not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Common Stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Brazil
The offer and sale of the shares have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM") and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution no 160, dated 13 July 2022, as amended ("CVM Resolution 160”) or an unauthorized distribution under Brazilian laws and regulations. The shares may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these shares on regulated securities markets in Brazil is prohibited.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
LEGAL MATTERS
Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered by us by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. The underwriters are being represented by Cahill Gordon & Reindel LLP, in connection with the offering.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at March 31, 2024 (Successor) and March 31, 2023 (Successor), and for the years ended March 31, 2024 (Successor) and March 31, 2023 (Successor), and for the periods from August 1, 2021 to March 31, 2022 (Successor) and April 1, 2021 to July 31, 2021 (Predecessor), as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
Following the completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.mheducation.com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
INDEX TO FINANCIAL STATEMENTS

Page
McGraw Hill, Inc. Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID:42)	F-2
Consolidated Statements of Operations for the years ended March 31, 2024 (Successor) and 2023 (Successor), for the period from August 1, 2021 to March 31, 2022 (Successor) and for the period from April 1, 2021 to July 31, 2021 (Predecessor)
F-5
Consolidated Statements of Comprehensive Income (Loss) for the years ended March 31, 2024 (Successor) and 2023 (Successor), for the period from August 1, 2021 to March 31, 2022 (Successor) and for the period from April 1, 2021 to July 31, 2021 (Predecessor)
F-6
Consolidated Balance Sheets as of March 31, 2024 (Successor) and March 31, 2023 (Successor)	F-7
Consolidated Statements of Cash Flows for the years ended March 31, 2024 (Successor) and 2023 (Successor), for the period from August 1, 2021 to March 31, 2022 (Successor) and for the period from April 1, 2021 to July 31, 2021 (Predecessor)
F-8
Consolidated Statement of Changes in Equity (Deficit) for the years ended March 31, 2024 (Successor) and 2023 (Successor), for the period from August 1, 2021 to March 31, 2022 (Successor) and for the period from April 1, 2021 to July 31, 2021 (Predecessor)
F-10
Notes to Consolidated Financial Statements	F-11

Schedules to the McGraw Hill, Inc. Audited Consolidated Financial Statements
Schedule I – Consolidated Financial Information of Registrant Parent Company Information	F-60
Schedule II – Valuation of Qualifying Accountants	F-63

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of McGraw Hill, Inc., and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of McGraw Hill, Inc. and subsidiaries (the Company) as of March 31, 2024 (Successor) and March 31, 2023 (Successor), the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity (deficit) for the years ended March 31, 2024 (Successor) and March 31, 2023 (Successor), and for the periods from August 1, 2021 to March 31, 2022 (Successor) and April 1, 2021 to July 31, 2021 (Predecessor), and the related notes and schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 (Successor) and March 31, 2023 (Successor), and the results of its operations and its cash flows for the years ended March 31, 2024 (Successor) and March 31, 2023 (Successor), and for the periods from August 1, 2021 to March 31, 2022 (Successor) and April 1, 2021 to July 31, 2021 (Predecessor), in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Goodwill and indefinite-lived intangible asset impairment assessment
Description of the matter
As of March 31, 2024, the Company’s goodwill and indefinite-lived intangible assets, which consist of trademarks, were $2.6 billion and $493 million, respectively. As described in Notes 1 and 7 to the consolidated financial statements, goodwill and indefinite-lived intangible assets are tested for impairment annually at March 31 or between annual tests if an event occurs or if circumstances change indicating that the fair value of each reporting unit or indefinite-lived intangible asset may be below its carrying amount. During the year ended March 31, 2024, the Company recorded an impairment charge to goodwill of $40.5 million related to the Global Professional reporting unit. During the year ended March 31, 2024, the Company also recorded an impairment charge of $9.0 million to its Global Professional indefinite-lived intangible trademark.

Auditing management’s goodwill and indefinite-lived intangible trademark impairment tests was especially complex and judgmental due to the significant estimation required in determining the fair value of the Higher Education, International and Global Professional reporting units and indefinite-lived intangible trademark assets. The fair value estimates for the Higher Education, International and Global Professional reporting units and indefinite-lived intangible trademarks were sensitive to significant assumptions, such as the projected revenue growth rates and operating profit margins, the terminal growth rate, the discount rate, royalty rate, and multiples applied to forecasted revenue and earnings. These significant assumptions were affected by expectations about future economic and market conditions.

How we addressed the matter in our audit	To test the estimated fair value of the Higher Education, International and Global Professional reporting units and indefinite-lived intangible trademark assets, we performed audit procedures that included, among others, evaluating the valuation methodologies used and evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we compared the significant assumptions used by management to current industry and economic trends. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value of the Higher Education, International and Global Professional reporting units and indefinite-lived intangible trademark assets. We also compared the implied multiples used to determine the fair value of the Higher Education, International and Global Professional reporting units, to comparable guideline companies. We utilized internal valuation specialists to assist in our evaluation of the Company's valuation methodologies and certain significant assumptions.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Revenue Recognition - Identification of performance obligations in revenue contracts
Description of the matter
As described in Notes 1 and 2 to the consolidated financial statements, the Company’s contracts with customers often include multiple performance obligations which are generally distinct and accounted for as separate performance obligations. In such cases, the transaction price is allocated to the distinct performance obligations on the basis of relative standalone selling prices and the timing of revenue recognition is determined separately for each performance obligation.

Auditing the identification of all of the performance obligations included in the Company’s revenue arrangements required auditor judgment due to the volume and nature of the product offerings which are recognized over different periods.

How we addressed the matter in our audit	Our audit procedures included, among others, testing a sample of revenue transactions and evaluating the Company’s identification of all performance obligations and testing the completeness and accuracy of the data used. For the transactions selected, we read the contracts and product offering descriptions, analyzed the terms of the contract and compared them to the performance obligations identified by management. We also tested the Company’s allocation of the transaction price to each performance obligation by testing standalone selling prices used and testing the calculations for mathematical accuracy. In addition, we performed inquiries with sales representatives to corroborate our understanding of the product offerings and to assess whether all performance obligations have been identified.
/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.
New York, New York
June 28, 2024

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Revenue	$1,960,478	$1,947,773	$1,139,617	$650,603
Cost of sales (excluding depreciation and amortization)	420,331	464,555	254,324	139,303
Gross profit	1,540,147	1,483,218	885,293	511,300
Operating expenses
Operating and administrative expenses	1,027,427	1,044,639	675,692	340,419
Depreciation	52,985	44,558	21,098	22,171
Amortization of intangibles	254,937	270,192	179,991	16,439
Impairment charge	49,500	312,000	405,000	—
Transaction costs	—	—	65,664	20,999
Total operating expenses	1,384,849	1,671,389	1,347,445	400,028
Operating income (loss)	155,298	(188,171)	(462,152)	111,272
Interest expense (income), net	326,438	278,219	161,754	54,859
(Gain) loss on extinguishment of debt	(3,415)	(4,552)	—	75,800
Other (income) expense	—	(8,000)	—	(3,500)
Income (loss) from operations before taxes	(167,725)	(453,838)	(623,906)	(15,887)
Income tax provision (benefit)	25,294	(49,734)	(25,668)	5,250
Net income (loss)	$(193,019)	$(404,104)	$(598,238)	$(21,137)

Earnings (loss) per share:
Basic and diluted	$(1.23)	$(2.58)	$(3.85)	$(1.94)
Weighted-average shares outstanding:
Basic and diluted	156,362,027	156,333,807	155,569,267	10,885,475
See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands, except for share and per share data)

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Net income (loss)	$(193,019)	$(404,104)	$(598,238)	$(21,137)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax	3,643	22	(3,420)	(1,617)
Unrealized gain (loss) on interest rate swap, net of tax	—	—	—	2,336
Total other comprehensive income (loss)	$3,643	$22	$(3,420)	$719
Comprehensive income (loss)	$(189,376)	$(404,082)	$(601,658)	$(20,418)
See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except for share and per share data)

	Successor
	March 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$203,618	$181,473
Accounts receivable, net of allowance for credit losses of $12,917 and $2,772 as of March 31, 2024 and 2023, respectively	340,424	307,585
Inventories, net	213,879	248,308
Prepaid and other current assets	146,010	166,075
Total current assets	903,931	903,441
Pre-publication costs, net	189,504	178,080
Property, plant and equipment, net	100,532	112,620
Goodwill	2,557,595	2,598,095
Other intangible assets, net	1,692,425	1,955,088
Deferred income taxes	6,346	6,712
Operating lease right-of-use assets	61,515	64,490
Other non-current assets	296,316	253,143
Total assets	$5,808,164	$6,071,669
Liabilities and stockholders' equity (deficit)
Current liabilities
Accounts payable	$110,047	$148,822
Accrued royalties	71,244	65,302
Accrued compensation	77,899	90,785
Deferred revenue	736,428	688,414
Current portion of long-term debt	21,250	21,250
Operating lease liabilities	9,224	11,473
Other current liabilities	116,985	123,284
Total current liabilities	1,143,077	1,149,330
Long-term debt	3,414,151	3,463,873
Deferred income taxes	15,405	46,152
Long-term deferred revenue	774,639	760,137
Operating lease liabilities	76,535	81,951
Other non-current liabilities	15,603	12,096
Total liabilities	5,439,410	5,513,539
Commitments and contingencies (Note 21)
Stockholders' equity (deficit)
Class A voting common stock, par value $0.01 per share; 175,000,000 shares authorized, 155,000,000 shares issued and outstanding as of March 31, 2024 and 2023	1,550	1,550
Class B non-voting common stock, par value $0.01 per share; 13,500,000 shares authorized, 1,362,027 shares issued and outstanding as of March 31, 2024 and 2023	13	13
Additional paid-in capital	1,562,307	1,562,307
Accumulated deficit	(1,195,361)	(1,002,342)
Accumulated other comprehensive income (loss)	245	(3,398)
Total stockholders' equity (deficit)	368,754	558,130
Total liabilities and stockholders' equity (deficit)	$5,808,164	$6,071,669
See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except for share and per share data)

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Operating activities
Net income (loss)	$(193,019)	$(404,104)	$(598,238)	$(21,137)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of inventory purchase accounting adjustments	18,101	46,521	24,568	—
Depreciation (including amortization of technology costs)	52,985	44,558	21,098	22,171
Amortization of intangibles	254,937	270,192	179,991	16,438
Amortization of pre-publication costs	58,459	57,135	44,095	18,802
Amortization of deferred royalties	41,567	39,298	18,002	12,036
Amortization of deferred commission costs	30,290	27,707	13,444	8,388
(Gain) loss on extinguishment of debt	(3,415)	(4,552)	—	75,800
Gain on disposition	(1,893)	—	—	(3,236)
Credit losses on accounts receivable	10,566	903	1,870	298
Unrealized (gain) loss on interest rate cap	2,582	(2,817)	—	—
Inventory obsolescence	17,711	16,245	15,599	3,272
Deferred income taxes	(30,444)	(59,486)	(33,055)	761
Stock-based compensation	—	—	—	84,999
Amortization of debt discount	15,492	14,970	9,785	3,363
Amortization of deferred financing costs	5,503	5,538	3,540	2,073
Impairment charges	49,500	312,000	405,000	—
Changes in operating assets and liabilities:
Accounts receivable	(42,755)	(52,334)	231,574	(241,552)
Inventories	(784)	(85,617)	(27,138)	(184)
Prepaid and other current assets	(70,013)	(83,886)	(57,221)	(15,934)
Accounts payable and accrued expenses	(46,834)	(24,981)	(31,728)	111,549
Deferred revenue	61,428	175,979	3,142	3,142
Other current liabilities	(23,033)	(38,184)	69,108	(85,786)
Other changes in operating assets and liabilities, net	29,225	1,536	(61,824)	(21,180)
Cash provided by (used for) operating activities	236,156	256,621	231,612	(25,917)
Investing activities
Pre-publication expenditure	(74,656)	(70,522)	(50,578)	(19,694)
Capital expenditures	(81,953)	(70,039)	(19,170)	(11,487)
Proceeds from disposition	20,500	—	—	3,500
Acquisition of Boards and Beyond	—	(21,760)	—	—
Acquisition of McGraw Hill, net of cash acquired	—	—	(4,628,991)	—

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except for share and per share data)

Acquisition of Achieve3000, net of cash acquired	—	—	(630,994)	—
Acquisition of Triad, net of cash acquired	—	—	—	(7,800)
Sale of investment	—	—	42,066	—
Cash provided by (used for) investing activities	(136,109)	(162,321)	(5,287,667)	(35,481)
Financing activities
Borrowings on ABL Revolving Credit Facility	30,000	—	107,500	—
Borrowings on Term Loan Facility	—	—	2,083,625	—
Borrowings on 2022 Secured Notes	—	—	862,625	—
Borrowings on 2022 Unsecured Notes	—	—	694,375	—
Borrowings on Receivables Facility	—	—	—	50,000
Payments on ABL Revolving Credit Facility	(30,000)	—	(107,500)	—
Payments on Term Loan Facility	(21,250)	(21,250)	(10,626)	—
Payments on 2022 Unsecured Notes	—	—	(7,500)	—
Borrowings on 2022 Revolving Credit Facility	—	—	67,500	—
Payments on Receivables Facility	—	—	—	(95,000)
Repurchase of 2022 Secured Notes	—	(65,443)	—	—
Repurchase of 2022 Unsecured Notes	(44,497)	(25,583)	—	—
Payments on 2022 Revolving Credit Facility	—	—	(67,500)	—
Payment of finance lease obligations	(11,496)	(12,241)	(6,786)	(3,750)
Payment of deferred financing costs	—	—	(60,424)	—
Payment of deferred purchase price	—	(93,310)	—	—
Proceeds from issuance of Class B non-voting common stock	—	13,261	609	—
Proceeds from issuance of Class A voting common stock	—	—	1,550,000	—
Cash provided by (used for) financing activities	(77,243)	(204,566)	5,105,898	(48,750)
Effect of exchange rate changes on cash	(659)	(4,634)	3,255	(900)
Net change in cash and cash equivalents	22,145	(114,900)	53,098	(111,048)
Cash and cash equivalents, at the beginning of the period	181,473	296,373	243,275	354,323
Cash and cash equivalents, at the end of the period	$203,618	$181,473	$296,373	$243,275
Supplemental disclosures
Cash paid for interest expense	$333,373	$257,700	$115,652	$64,055
Cash paid for income taxes	43,781	16,014	17,161	2,385
Non-cash financing activities (Class B non-voting common stock issued in exchange for notes receivable)	—	—	12,511	—
See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(Dollars in thousands, except for share and per share data)

	Voting Common Stock		Non-Voting Common Stock
					Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Predecessor	Shares	Amount	Shares	Amount
Balance at March 31, 2021	10,881,563	$106	—	$—	$56,705	$(24,509)	$(1,489,310)	$(48,468)	$(1,505,476)
Net income (loss)	—	—	—	—	—	—	(21,137)	—	(21,137)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	719	719
Stock-based compensation	—	—	—	—	3,760	—	—	—	3,760
Equity to liability award modification	—	—	—	—	(24,563)	—	—	—	(24,563)
Balance at July 31, 2021	10,881,563	$106	—	$—	$35,902	$(24,509)	$(1,510,447)	$(47,749)	$(1,546,697)

	Class A Voting Common Stock		Class B Non-Voting Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Successor	Shares	Amount	Shares	Amount
Balance at August 1, 2021	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	155,000,000	1,550	1,312,026	13	1,561,557	—	—	—	1,563,120
Receivables from sale of Class B non-voting common stock	—	—	—	—	(12,511)	—	—	—	(12,511)
Net income (loss)	—	—	—	—	—	—	(598,238)	—	(598,238)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	(3,420)	(3,420)
Balance at March 31, 2022	155,000,000	$1,550	1,312,026	13	$1,549,046	$—	$(598,238)	$(3,420)	$948,951
Issuance of common stock	—	—	50,001	—	750	—	—	—	750
Proceeds of receivable from the issuance of Class B non-voting common stock	—	—	—	—	12,511	—	—	—	12,511
Net income (loss)	—	—	—	—	—	—	(404,104)	—	(404,104)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	22	22
Balance at March 31, 2023	155,000,000	$1,550	1,362,027	$13	$1,562,307	$—	$(1,002,342)	$(3,398)	$558,130
Net income (loss)	—	—	—	—	—	—	(193,019)	—	(193,019)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	3,643	3,643
Balance at March 31, 2024	155,000,000	$1,550	1,362,027	$13	$1,562,307	$—	$(1,195,361)	$245	$368,754
See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
1. Basis of Presentation and Accounting Policies
Platinum (as defined below) formed McGraw Hill, Inc. (formerly known as Mav Holding Corporation) on June 8, 2021. On July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum Equity, LLC (together with its affiliated investment vehicles, “Platinum”), acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to a Securities Purchase Agreement, dated June 14, 2021 (as amended, the “Acquisition Agreement”), for a purchase price of $4,713,038 (the “Acquisition”). Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc.
McGraw Hill, Inc. conducts its operations through its subsidiaries, including its indirect subsidiary McGraw-Hill Education, Inc., a Delaware corporation and operating company. As used in the accompanying consolidated financial statements, unless the context otherwise indicates, any reference to “McGraw Hill,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to giving effect to the consummation of the Acquisition (as defined herein), to our predecessor, McGraw Hill Education, Inc., together with its consolidated subsidiaries, and after giving effect to the consummation of the Acquisition, to our successor, McGraw Hill, Inc., together with its consolidated subsidiaries.
Successor and Predecessor Basis of Presentation
The Acquisition was accounted for as a business combination in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), and the resulting new basis of accounting is reflected in the Company’s consolidated financial statements for all periods beginning after July 31, 2021.
The periods designated as “Successor” include all the accounts of McGraw Hill and its subsidiaries after giving effect to the Acquisition and reflect the periods after August 1, 2021. Periods designated as “Predecessor” include all the accounts of McGraw-Hill Education, Inc. and its subsidiaries prior to giving effect to the Acquisition and reflects the period prior to July 31, 2021. For the period from June 8, 2021 through July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the McGraw-Hill Education, Inc. acquisition, which were not significant.
The accompanying consolidated financial statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are therefore, not comparable.
McGraw Hill, Inc. is a leading global education company serving the entire learning lifecycle, from K-12 to higher education and through professional learning. The business is comprised of the following four operating segments:
•K-12: In the K-12 market in the U.S., the Company sells its learning solutions directly to K-12 school districts across the U.S. While the Company offers all of its major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of customers’ technological infrastructure, a majority of the Company's sales are derived from selling blended print and digital solutions.
•Higher Education: In the higher education market in the U.S., the Company provides students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products. The primary users of the Company's solutions are students enrolled in two-and four-year non-profit colleges and universities, and to a lesser extent, for-profit institutions. The Company sells its Higher Education solutions to well-known online retailers, distribution partners and college bookstores, who subsequently sell to students.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
The Company also increasingly sells via its proprietary e-commerce platform, primarily directly to students, and through the Company's formal rental program with rental agreements with all major distribution partners.
•Global Professional: The Company is a leading global provider of medical, technical, engineering and business content for the global professional, education and test preparation communities serving customers, including corporations, academic institutions, libraries and hospitals.
•International: The Company leverages its global scale, brand recognition and extensive product portfolio to serve students in the higher education and K-12 markets in more than 100 countries outside of the U.S. The Company's products and solutions for the International segment are produced in more than 80 languages and primarily originate from the Company's offerings produced for the U.S. market, which are later adapted to meet the needs of individual geographies, as needed.
Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and all intercompany transactions and balances have been eliminated in consolidation.
Seasonality and Comparability
The Company's revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. Changes in the Company's customers’ ordering patterns may affect the comparison of its results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to revenue recognition, allowance for credit losses and sales returns, valuation of inventories, pre-publication costs, impairment of long-lived assets (including other intangible assets), valuation of right-of-use assets, goodwill and indefinite-lived intangible assets, purchase price allocation of acquired businesses, stock-based compensation, income taxes and contingencies.
Cash and Cash Equivalents
Cash and cash equivalents include bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of interest-bearing demand deposits with daily liquidity, money market and time deposits. The balance also includes cash that is held by the Company outside of the U.S. to fund international operations or to be reinvested outside of the U.S. The investments and bank deposits are stated at cost, which approximates market value. These investments are not subject to significant market risk.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Accounts Receivable
Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recognized net of an allowance for credit losses.
Allowance for Estimated Credit Losses
The Company estimates credit losses for its accounts receivable using the current expected credit loss model under ASC 326, Financial Instruments - Credit Losses. In determining the allowance for credits losses, the Company considers forecasts of future economic conditions in addition to information about past events and current conditions.
The Company measures expected credit losses on a pool basis for those account receivables that have similar risk characteristics. Risk characteristics relevant to the Company’s accounts receivable include the financial condition of the customer and the customer’s credit risk category. When estimating credit losses, the Company also considers historical write-off experience and aging of accounts receivable.
Receivables are written off against the allowance for credit losses when the receivable is determined to be uncollectible. The change in the allowance for credit losses is reflected as part of Operating and administrative expenses in the consolidated statements of operations.
As of March 31, 2024 (Successor) and 2023 (Successor), the Company's allowance for credit losses were $12,917 and $2,772, respectively. The increase in the allowance for credit losses is primarily due to the Company recognizing an allowance of $5,000 related to certain customers as a result of changes in the risk characteristics of the related account receivables.
Sales Returns
The allowance for sales returns is an estimate, which is based on historical rates of return, timing of returns and market conditions. The provision for sales returns is reflected as a reduction to Revenues in the consolidated statements of operations for sales recognized as revenue and as a reduction to Deferred revenue in the consolidated balance sheets for sales which have not been recognized yet. Sales returns are charged against the reserve as products are returned to inventory.
Concentration of Credit Risk
As of March 31, 2024 (Successor) and 2023 (Successor), two customers comprised 25% and 30%, respectively, of the gross accounts receivable balance, which is reflective of concentration and seasonality in the Company's industry. For all periods presented, the Company had no single customer that accounted for 10% or more of its gross revenue. The loss of, or any reduction in sales from a significant customer or deterioration in their ability to pay could harm the Company's business and financial results.
Inventories, net
Inventories, consisting principally of books, are stated at the lower of cost or net realizable value and are valued using the first in first out ("FIFO") method. The majority of inventories relate to finished goods. An estimate, the reserve for inventory obsolescence, is reflected in Inventories, net within the consolidated balance sheets. In determining this reserve, the Company considers management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Pre-publication Costs, net
Pre-publication costs include both the cost of developing educational content and the development of assessment solution products. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs are directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life with a higher proportion of the amortization typically taken in the earlier years. Amortization expenses for pre-publication costs are charged as a component of operating and administrative expenses. In evaluating recoverability, the Company considers management’s current assessment of the marketplace, industry trends and the projected success of the program.
Property, Plant and Equipment, net
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are recorded on a straight-line basis, over the assets’ estimated useful lives. The Company evaluates the depreciation periods of property, plant and equipment to determine whether events or circumstances warrant revised estimates of useful lives.
Royalty Advances
Royalty advances are initially capitalized and subsequently expensed, within Cost of sales, as related revenues are earned or when the Company determines future recovery is not probable. The Company has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication. Historically, the longer the unearned portion of the advance remains outstanding, the less likely it is that the Company will recover the advance through the sale of the publication, as the related royalties earned are applied first against the remaining unearned portion of the advance. The Company applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery. Additionally, the Company’s editorial staff reviews its portfolio of royalty advances, at a minimum, quarterly to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a Company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that the Company believes is not recoverable is expensed. The net amount of royalty advances was $2,763 and $4,115 as of March 31, 2024 (Successor) and 2023 (Successor), respectively, and are included within Other non-current assets in the consolidated balance sheets.
Deferred Technology Costs
The Company capitalizes certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the period the software is ready for its intended use over its estimated useful life, generally three years, using the straight-line method and are included within depreciation in the consolidated statements of operations. Periodically, the Company evaluates the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Gross deferred technology costs were $192,875 and $112,227 as of March 31, 2024 (Successor) and 2023 (Successor), respectively. Accumulated amortization of deferred technology costs was $40,302 and $18,724 as of March 31, 2024 (Successor) and 2023 (Successor), respectively. Amortization of deferred technology costs was $21,447 for the year ended March 31, 2024 (Successor), $16,240 for the year ended March 31, 2023 (Successor), $4,451 for the period from August 1, 2021 to March 31, 2022 (Successor) and $14,062 for the period from April 1, 2021 to July 31, 2021 (Predecessor).
Cloud Computing Arrangements
The Company capitalizes certain implementation costs for cloud computing arrangements that meet the definition of a service contract in accordance with ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software. Capitalized costs include external direct costs for materials and services. Software maintenance and training costs are expensed in the period in which they are incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years and are included within depreciation in the consolidated statements of operations, beginning when the module or component of the hosting arrangement is ready for its intended use. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Capitalized costs for internal use software are included in Other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization.
Capitalized implementation costs for cloud computing arrangements accounted for as service contracts was $12,905 and $11,348 as of March 31, 2024 (Successor) and 2023 (Successor), respectively. Accumulated amortization of cloud computing costs was $4,302 and $0 as of March 31, 2024 (Successor) and 2023 (Successor), respectively. Amortization of cloud computing costs was $4,302 for the year ended March 31, 2024 (Successor). Amortization of cloud computing costs was $0 for the year ended March 31, 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor).
Goodwill and Indefinite-Lived Intangible Assets
Goodwill represents the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets consist of the Company's acquired brands. Goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not the asset is impaired. The Company has historically performed its annual testing for goodwill and indefinite-lived intangible asset impairment as of March 31. The Company has four reporting units, K-12, Higher Education, Global Professional and International, with goodwill and indefinite-lived intangible assets that are evaluated for impairment.
The Company initially performs a qualitative analysis to evaluate whether there are events or circumstances that provide evidence that it is more likely than not that the fair value of any of its reporting units or indefinite-lived intangible assets are less than their carrying amount. If, based on this evaluation the Company does not believe that it is more likely than not that the fair value of any of its reporting units or indefinite-lived intangible assets are less than their carrying amount, no quantitative impairment test is performed. Conversely, if the results of the Company's qualitative assessment determine that it is more likely than not that the fair value of any of its reporting units or indefinite-lived intangible assets are less than their respective carrying amounts, the Company performs a quantitative impairment test. If the results of the Company's quantitative assessment determine that the carrying value exceeds the fair value of the reporting unit or indefinite-lived intangible assets, then the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit or indefinite-lived assets fair value.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
To perform the quantitative impairment test, the Company uses the discounted cash flow method and a market-based valuation model to estimate the fair value of the reporting units. The discounted cash flow method incorporates various assumptions, the most significant being projected revenue growth rates, operating profit margins and cash flows, the terminal growth rate, and the discount rate. The Company projects revenue growth rates, operating margins and cash flows based on each reporting unit's current business, expected developments, and operational strategies over a five-year period. In estimating the terminal growth rates, the Company considers its historical and projected results, as well as the economic environment in which its reporting units operate. The discount rates utilized for each reporting unit reflect the Company's assumptions of marketplace participants' cost of capital and risk assumptions, both specific to the reporting unit and overall in the economy. The market-based approach incorporates the use of revenue and earnings multiples based on market data as well as the consideration of transactions involving acquisitions of control in similar entities to determine a value for a particular business. Fair values of indefinite-lived intangible assets are estimated using relief-from-royalty discounted cash flow analyses. Significant judgments inherent in relief-from-royalty method include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the discounted cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the discounted cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company's trade names and trademarks.
Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)
The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. When an impairment exists, long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market observable inputs, discounted cash flows or appraised values, depending upon the nature of the assets.
Fair Value Measurements
In accordance with authoritative guidance for fair value measurements, certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is defined as the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:
•Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
•Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liabilities.
•Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The carrying amount of the Company’s financial assets and liabilities, such as cash and cash equivalents, prepaid and other current assets, accounts payable and accrued expenses approximate their fair value due to the short maturity of those instruments.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Financial Assets and Liabilities
On a recurring basis, the Company measures certain financial assets and liabilities at fair value. The accounting standard for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty and its credit risk in its assessment of fair value.
The following table presents the Company's financial assets measured at fair value on a recurring basis as of March 31, 2024 (Successor) and 2023 (Successor):

	Successor
	March 31,
	2024	2023
	Estimated Fair Value (Level 2)	Estimated Fair Value (Level 2)
Assets:
Interest rate cap	$235	$2,817
	$235	$2,817
The Company’s interest rate cap positions are valued using models developed using readily observable market inputs (such as forward yield curves and credit default swap data).
The following table presents the carrying amounts and estimated fair market values of the Company's debt as of March 31, 2024 (Successor) and 2023 (Successor):

	Successor
	March 31, 2024		March 31, 2023
	Carrying Amount	Estimated Fair Value (Level 2)	Carrying Amount	Estimated Fair Value (Level 2)
Liabilities:
Term Loan Facility	$2,071,875	$2,071,875	$2,093,125	$1,951,839
2022 Secured Notes	828,466	774,616	828,466	714,552
2022 Unsecured Notes	639,034	599,094	689,034	547,782
	$3,539,375	$3,445,585	$3,610,625	$3,214,173
The fair value of debt is deemed to be the amount at which the instrument could be exchanged in an orderly transaction between market participants at the measurement date. The fair market values of the 2022 Secured Notes and 2022 Unsecured Notes were determined based on quoted market prices on a private exchange and are classified as Level 2 within the fair value hierarchy as of March 31, 2024 (Successor) and 2023 (Successor) due to limited trading activity. The fair market value of the Term Loan Facility was determined using pricing sources and models utilizing market observable inputs to determine fair value and is classified as Level 2 within the fair value hierarchy as of March 31, 2024 (Successor) and 2023 (Successor). The factors used to estimate these values may not be valid on any subsequent date. Accordingly, the fair market values of the debt presented may not be indicative of their future values.
Non-Financial Assets and Liabilities
Non-financial assets and liabilities for which the Company employs fair value measures on a nonrecurring basis include goodwill, other intangible assets, property, plant, and equipment and operating

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
lease assets. However, if certain trigger events occur, or if an annual quantitative impairment test is required, the Company evaluates the non-financial assets for impairment.
Financial Instruments
The Company records all derivative financial instruments on the consolidated balance sheets at fair value as of the reporting date. The resulting changes in the derivatives’ fair values are included in earnings as a part of Interest expense (income), net on the consolidated statements of operations. The Company’s objectives in using interest rate derivatives are to add stability to interest expense, and manage its exposure to interest rate movements and, therefore, manage its cash outflows as they relate to the underlying debt instrument. The Company uses interest rate caps as part of its interest rate risk management strategy relating to its variable rate debt instruments.
Foreign Currency Translation
The Company has operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the U.S. operations or where a majority of revenue and/or expenses is U.S. dollar denominated, the U.S. dollar is the functional currency. For local currency operations, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates, and revenue and expenses are translated into U.S. dollars using weighted-average exchange rates. Differences arising from the exchange rate changes are recorded within foreign currency translation adjustments, a component of Other comprehensive income (loss).
Stock-Based Compensation
The Company issues stock options and other stock-based compensation to eligible employees, directors and consultants and accounts for these transactions under the provisions of ASC Topic 718, Compensation - Stock Compensation ("ASC 718"). For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement. For performance-based options issued, the value of the instrument is measured at the grant date fair value and expensed over the vesting term when the performance targets are considered probable of being achieved. For awards subject to both performance-based and market-based vesting conditions, the value of the instrument is measured at the grant date as the fair value and expensed using an accelerated recognition method once the performance targets are considered probable of being achieved. The Company recognizes stock-based compensation expense for service-based awards, on a straight-line basis, over the service period required to earn the award, which is typically the vesting period. Forfeitures are accounted for as they occur.
Revenue Recognition
Revenue is recognized when the control of goods is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. The Company determines revenue recognition through the following steps:
•Identification of the contract, or contracts, with a customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when, or as, the Company satisfies a performance obligation.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
The Company's performance obligation for print products is typically satisfied at the time of shipment to the customer, which is when control transfers to the customer. For print products, such as workbooks, that are multi-year contracts, each academic year represents a distinct performance obligation which is satisfied when each academic year’s delivery to the customer takes place.
The Company's digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and the performance obligation is satisfied ratably over the life of the digital products’ subscription period.
The Company's contracts with customers often include multiple performance obligations which generally include print and digital textbooks/content and instructional materials. One or more of these contractual performance obligations may be provided for no additional consideration i.e., gratis performance obligations. These performance obligations are considered distinct as the customer can benefit from each of the promised products under the contract on its own and the transfer of these promised products are separately identifiable and are not dependent on other promised products within the contract. For contracts that contain multiple performance obligations, the Company allocates the transaction price based on the relative standalone selling price ("SSP") method, inclusive of gratis performance obligations, pursuant to which the transaction price is allocated to each performance obligation based on the proportion of the SSP of each performance obligation to the sum of the SSPs of all of the performance obligations in the contract. The Company determines the SSP based on its historical pricing for the distinct performance obligation when sold separately.
Cost of Sales
Cost of sales includes expenses directly attributable to the production of the Company's products. Costs associated with printed products include variable costs such as paper, printing and binding, content related royalty expenses, directly related hosting costs and gratis costs (products provided at no additional consideration as part of the sales transaction), certain transportation and freight costs and inventory obsolescence. Gratis costs are predominately incurred in the K-12 business and tend to be higher for adoption state sales as compared to open territory sales. As such, these costs will vary based upon the level of adoption state sales during a given period. Cost of sales also includes royalty expense where author developed content is used, primarily in the Higher Education and Global Professional segments.
Leases
For operating lease arrangements with an initial lease term of more than 12 months, the Company records a lease liability and right-of-use asset on the consolidated balance sheets at the lease commencement date. The Company measures lease liabilities based on the present value of the total lease payments not yet paid. As most of the Company's leases do not provide an implicit rate, the Company uses its estimated incremental borrowing rate at the lease commencement date to determine the present value of the total lease payments. The Company measures right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs the Company incurs and (iii) tenant incentives under the lease. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services which are factored into the determination of lease payments, however, the Company does not assume renewals or early terminations unless it is reasonably certain to exercise these options, and the Company accounts for arrangements with lease and non-lease components as a single lease component.
For leases with an initial lease term of 12 months or less, the Company does not record right-of-use assets and lease liabilities. For such leases, the Company recognizes lease expense in the consolidated statements of operations on a straight-line basis over the lease term.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Shipping and Handling Costs
All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. Shipping and handling costs are also a component of Cost of sales. The Company recognized shipping and handling revenue of $20,679 for the year ended March 31, 2024 (Successor), $20,860 for the year ended March 31, 2023 (Successor), $10,691 for the period from August 1, 2021 to March 31, 2022 (Successor) and $9,099 for the period from April 1, 2021 to July 31, 2021 (Predecessor).
Income Taxes
The Company’s operations are subject to U.S. federal, state and local income taxes, and foreign income taxes.
The Company determines the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.
Valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carryback years, feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.
The Company prepares and files tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. The Company adjusts its estimated uncertain tax positions reserves based on current audits and recent settlements with various taxing authorities as well as changes in tax laws, regulations, and interpretations. The Company recognizes accrued interest and penalties related to uncertain tax positions in Income tax provision (benefit) within the consolidated statements of operations.
Contingencies
The Company accrues for loss contingencies when both (i) information available prior to issuance of the financial statements indicates that it is probable that a loss had been incurred at the date of the financial statements and (ii) the amount of loss can reasonably be estimated. When the Company accrues for loss contingencies and the reasonable estimate of the loss is within a range, the best estimate within the range is recorded. The Company discloses an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred. Neither an accrual nor disclosure is required for losses that are deemed remote.
Earnings (Loss) per Share
The Company computes net income (loss) per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic earnings (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Dilutive earnings (loss) per share amounts are based on the weighted-average number of common shares outstanding, including the effect of all dilutive potential common shares that were outstanding during the period using the treasury stock method. Dilutive earnings (loss) per share excludes all potentially dilutive shares if their effect is anti-dilutive.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Recently Issued Accounting Standards
In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands income tax disclosure requirements to include additional information in the effective tax rate reconciliation as well as additional disaggregation of income taxes paid. The ASU also removes disclosures related to certain unrecognized tax benefits and deferred taxes. The new requirements will be effective for fiscal years beginning after December 15, 2024, or the Company's fiscal 2026. The guidance may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements and related disclosures.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and other segment items on an annual and interim basis. The ASU also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker ("CODM"). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. Annual disclosures are required for fiscal years beginning after December 15, 2023 or the Company's fiscal 2025. Interim disclosures are required for periods within fiscal years beginning after December 15, 2024, or the Company's fiscal 2026. Retrospective application is required for all prior periods presented, and early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements and disclosures.
Recently Adopted Accounting Standards
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In January 2021, the FASB clarified the scope of that guidance with the issuance of ASU 2021-01, Reference Rate Reform: Scope. These ASUs provide optional guidance for a limited period of time to ease the burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. This would apply to companies meeting certain criteria that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extended the application date to December 31, 2024. The Company adopted these accounting standards on March 31, 2023 (Successor) and applied the guidance prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2024.
The Company applied ASU 2020-04 in the first quarter of fiscal year 2024, when the Company replaced LIBOR with Term SOFR, as described in Note 10, "Debt" and there was no impact on the Company's consolidated financial statements. The future impact of ASU 2020-04 on the Company's consolidated financial statements will be based on any future contract modifications.
2. Revenue from Contracts with Customers
Disaggregation of Revenue
The following tables summarize the Company's revenue from contracts with its customers disaggregated by segment and product type for the years ended March 31, 2024 (Successor) and 2023

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
(Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor):

	Successor
	Year Ended March 31, 2024			Year Ended March 31, 2023
	Digital	Print (1)	Total	Digital	Print (1)	Total
Reported Revenue by Segment:
K-12	$425,786	$479,069	$904,855	$414,910	$543,071	$957,981
Higher Education	633,762	68,425	702,187	563,877	90,305	654,182
Global Professional	97,202	55,877	153,079	86,465	61,436	147,901
International	98,585	101,879	200,464	81,963	105,972	187,935
Other (2)	—	(107)	(107)	—	(226)	(226)
Total Reported Revenue	$1,255,335	$705,143	$1,960,478	$1,147,215	$800,558	$1,947,773
_______________
(1)Print revenue contains traditional print and consumable print workbooks.
(2)Includes in-transit product sales and intersegment revenue adjustments that are not included with segment revenues reviewed by the Company's CODM.

	Successor			Predecessor
	August 1, 2021 to March 31, 2022			April 1, 2021, to July 31, 2021
	Digital	Print (1)	Total	Digital	Print (1)	Total
Reported Revenue by Segment:
K-12	$236,682	$230,815	$467,497	$95,462	$227,690	$323,152
Higher Education	376,033	73,555	449,588	178,749	36,143	214,892
Global Professional	55,981	43,317	99,298	26,955	21,943	48,898
International	56,500	61,742	118,242	26,033	42,196	68,229
Other (2)	166	4,826	4,992	—	(4,568)	(4,568)
Total Reported Revenue	$725,362	$414,255	$1,139,617	$327,199	$323,404	$650,603
_______________
(1)Print revenue contains traditional print and consumable print workbooks.
(2)Includes in-transit product sales and intersegment revenue adjustments that are not included with segment revenues reviewed by the Company's CODM.
K-12
The Company's performance obligation from print products is typically satisfied at the time of shipment, which closely aligns with when a school district takes possession of the required number of products at the outset of a multi-year adoption. Traditional print products are typically re-used by students over the term of the adoption, and school districts will occasionally purchase replacement products due to wear or increasing enrollment over the life of the adoption. Sales of these replacement products are known as residual sales, from which the Company derives a significant portion of its revenue. The Company's digital solutions are sold as a subscription, which states and districts generally pay for at the beginning of a multi-year adoption. The Company defers revenue related to digital solutions for the entirety of the contract upfront and satisfies its performance obligation ratably over the term of the subscription period. Revenues for print workbooks are deferred when the Company enters into a multi-year contract and its performance obligation is satisfied when delivery takes place, often at the beginning of each academic year over the contract term.
Higher Education
Digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and the Company's performance obligation is satisfied ratably over the life of the subscription period. For print products, the Company's performance obligation is typically satisfied at the time of

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
shipment directly to the student or to its distribution partners, who typically order products several weeks before the beginning of an academic semester to ensure sufficient physical product inventory. In all cases, revenue is recognized at the time control transfers to the customer.
Global Professional
The Company's performance obligations for traditional print products are typically satisfied upon shipment, while its performance obligations for digital products are satisfied over the subscription period.
International
Revenue recognition for international products is the same as products sold in the U.S. The Company's performance obligations for traditional print products are typically satisfied upon shipment, while digital performance obligations are satisfied over the subscription period.
Deferred Commission Costs
The Company's incremental direct costs of obtaining a contract, which consist of sales commissions, are deferred and amortized over the expected period of benefit or the related contractual renewal period, depending on whether the contract is an initial or renewal contract, respectively. The Company classifies deferred commission costs as current or non-current based on the timing of when the Company expects to recognize the expense. The current and non-current portions of deferred commission costs are included in Prepaid and other current assets, and Other non-current assets, respectively, in the consolidated balance sheets. The Company expenses commission costs when incurred related to customer contracts that have a duration of less than one year. The Company recognizes these costs within Operating and administrative expenses in the consolidated statements of operations.
Deferred commission costs consisted of the following:

	Successor
	March 31,
	2024	2023
Current	$19,092	$14,018
Non-current	19,320	21,088
Total Deferred Commission Costs	$38,412	$35,106
Amortization expense related to deferred commission costs was $30,290 and $27,707 for the years ended March 31, 2024 (Successor) and 2023 (Successor), respectively. Amortization expense related to deferred commission costs was $13,444 and $8,388 for the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively.
Deferred Royalties
The Company's direct costs of fulfilling a contract, which consist of royalties, are deferred and amortized over the expected period of benefit or the related contractual renewal period, depending on whether the contract is an initial or renewal contract, respectively. The Company classifies deferred royalties as current or non-current based on the timing of when the Company expects to recognize the expense. The current and non-current portions of deferred royalties are included in Prepaid and other current assets, and Other non-current assets, respectively, in the Company's consolidated balance sheets. The Company recognizes these costs within Cost of sales in the consolidated statements of operations.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Deferred royalties consisted of the following:

	Successor
	March 31,
	2024	2023
Current	$75,919	$75,330
Non-current	68,270	81,243
Total Deferred Royalties	$144,189	$156,573
Amortization expense related to deferred royalties was $41,567 and $39,298 for the years ended March 31, 2024 (Successor) and 2023 (Successor), respectively. Amortization expense related to deferred royalties was $18,002 and $12,036 for the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively.
Contract Assets and Contract Liabilities
The Company's contract assets consist of unbilled receivables that are recorded for contracts with performance obligations that have been satisfied but have not yet been billed. Contract assets are included in Accounts receivable, net, on the consolidated balance sheets.
The Company's contract liabilities consist of revenues from its digital subscription products and multi-year consumable products that are deferred at the time of sale and are recognized in earnings on a pro-rata basis over the term of the subscription or contract period. The Company classifies contract liabilities as current or non-current deferred revenue on the consolidated balance sheets based on the timing of when the Company expects to recognize revenue.
Contract assets and contract liabilities consisted of the following:

	Successor
	March 31,
	2024	2023
Contract assets	$19,628	$18,806
Contract liabilities (deferred revenue):
Current	736,428	688,414
Non-current	774,639	760,137
Total Contract Liabilities	$1,511,067	$1,448,551
Revenue recognized during the year ended March 31, 2024 (Successor) from amounts included within deferred revenue as of March 31, 2023 (Successor) was approximately $671,220. Revenue recognized during the year ended March 31, 2023 (Successor) from amounts included within deferred revenue as of March 31, 2022 (Successor), was approximately $615,601. Revenue recognized during the period from August 1, 2021 to March 31, 2022 (Successor) from amounts included within deferred revenue as of March 31, 2021 (Predecessor), was approximately $255,208. Revenue recognized during the period from April 1, 2021 to July 31, 2021 (Predecessor) from amounts included within deferred revenue as of March 31, 2021 (Predecessor), was $308,656.
In addition, estimated revenue expected to be recognized in the future related to the $1,511,067 of performance obligations that are unsatisfied or partially satisfied as of March 31, 2024 (Successor) is approximately 83% over the next one to three years.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
3. Business Combinations
Platinum Acquisition
The Acquisition was accounted for as a business combination in accordance with ASC 805. The fair value of the assets acquired and liabilities assumed was recorded as of August 1, 2021 based on the initial purchase price of $4,713,038. As a result of the Acquisition, goodwill of $2,729,940 was recorded on the consolidated balance sheet. The Acquisition was financed by:
•Proceeds from (i) the $900,000 of 5.750% Secured Notes due 2028 (the "2022 Secured Notes") and $725,000 of 8.000% Senior Notes due 2029 (the "2022 Unsecured Notes," and, together with 2022 Secured Notes, the "2022 Notes"); (ii) a $1,550,000 Term Loan Facility and a $67,500 Revolving Credit Facility borrowed under the Cash Flow Credit Agreement; and (iii) $107,500 of revolving loans borrowed under the ABL Revolving Credit Agreement; (collectively referred to as "the Financing Transaction"); and
•an equity investment of $1,425,000 for shares of Class A voting common stock.
•The Acquisition occurred simultaneously with:
•The closing of the Financing Transaction and equity investment described above; and
•the termination of the Company's previous outstanding debt, which consisted of: $1,364,000 of 2021 Term Loan Facility, $687,000 of 2021 Senior Secured Notes, $95,000 of Receivables Facility, and $34,000 of 2016 Senior Notes (see Note 10, “Debt”).
The Acquisition and payment of any related costs are collectively herein referred to as the “Transaction.”
The Company incurred $102,651 in transaction costs related to the Acquisition, of which, $29,036 was capitalized as deferred financing costs and $3,355 was recorded within Prepaid and other current assets in the consolidated balance sheets.
Purchase Price
The Acquisition has been accounted for using the acquisition method of accounting which requires assets acquired and liabilities assumed to be recognized at their estimated fair values as of the acquisition date, with any excess of the purchase price attributed to goodwill. The estimated fair values have been determined based upon assumptions related to the future cash flows, discount rates and asset lives utilizing currently available information as of the acquisition date. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$327,946
Accounts receivable	466,500
Inventory	240,101
Prepaid and other current assets	100,435
Pre-publication costs	158,450
Property and equipment	155,866
Operating lease right-of-use assets	67,288
Identifiable intangible assets	2,233,000
Other non-current assets	189,725
Accounts payable and accrued expenses	(359,553)
Deferred revenue	(1,191,820)
Operating lease liabilities	(99,450)
Other current liabilities	(169,979)
Deferred income tax	(92,736)
Other long-term liabilities	(42,675)
Goodwill	2,729,940
Purchase Price	$4,713,038
The Company recognized and measured deferred revenue acquired in the Acquisition in accordance with ASU 2021-08, resulting in the recognition of the deferred revenue at the amount consistent with the amount recorded by the acquiree immediately before the acquisition date in accordance with ASC 606.
Goodwill consists primarily of intangible assets related to the know-how and design of the Company’s products that do not qualify for separate recognition as well as assembled work force. Goodwill is not deductible for tax purposes due to the form of the Transaction.
At the date of Acquisition, under the Acquisition Agreement, $100,000 of the purchase price was deferred and was paid at the one-year anniversary of the closing of the Acquisition.
The fair values of the acquired intangible assets will be amortized over their useful life, which is consistent with the estimated useful life considerations used in determining their fair values. Customer and technology intangibles are amortized on a straight-line basis while content intangibles are amortized using the sum-of-the-years' digits method.

	Fair Value	Useful Life
Trademarks	$576,000	Indefinite
Customers	200,000	6-14 years
Content	1,200,000	10-15 years
Technology	257,000	7 years
At the closing of the Acquisition, the Transaction was structured as an acquisition of the stock of McGraw-Hill Education, Inc. and subsidiaries for U.S. income tax purposes. Deferred income tax liabilities of $484,565 were provided for the difference in fair value of assets and liabilities over the carryover tax basis in connection with the acquisition method of accounting. In connection with the acquisition method of accounting for the Acquisition, on August 1, 2021, the Company determined that a valuation allowance was no longer required on its net domestic deferred tax assets and recognized net domestic deferred tax assets of $385,835. The Company has sufficient taxable temporary differences related to intangibles and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
other fair value adjustments from the Acquisition that will generate future taxable income, as such, no valuation allowance was required subsequent to the Acquisition on the net domestic deferred tax assets.
Achieve3000 Acquisition
On November 1, 2021, the Company acquired 100% of the issued and outstanding shares of AC Holdco, Inc. ("Achieve3000"), for cash consideration of $701,118 subject to typical closing adjustments (the "Achieve3000 Acquisition"). Achieve3000 is a recognized leader in differentiated instruction and learning acceleration for K-12 students in 41 countries, including each of the 50 U.S. states and the District of Columbia.
The Achieve3000 Acquisition was accounted for as a business combination in accordance with ASC 805. The preliminary fair value of the assets acquired and liabilities assumed was recorded as of November 1, 2021 based on the adjusted purchase price of $630,994, net of cash acquired of $70,124. As a result of the Achieve3000 Acquisition, goodwill of $502,857 was recorded on the balance sheet. The Company has finalized the purchase accounting related to Achieve3000 and the below amounts represent final fair values. Achieve3000 is recorded within the Company's K-12 segment.
The Achieve3000 Acquisition was financed by the issuance of an incremental term loan under the Term Loan Facility of $575,000, an equity contribution of $125,000 by Platinum and Company cash. The proceeds were used to fund the consideration paid which included payment of transaction fees, payment to shareholders and repayment of existing outstanding debt that was not assumed at the closing of the Achieve3000 Acquisition. The repayment of the debt has been included as a component of consideration transferred and is presented in “Acquisition of Achieve3000” in the Company’s consolidated statements of cash flows.
In addition, the Company incurred $20,400 in compensation expense due to the accelerated vesting of Achieve3000 legacy stock-based compensation awards. Prior to the closing of the Achieve3000 Acquisition, Achieve3000 maintained a stock-based compensation plan which vested subject to continued services to Achieve3000 based on a performance and time-based vesting schedule and accelerated vesting of certain granted units upon a change of control with Achieve3000 board of directors' approval. On the date of the closing of the Achieve3000 Acquisition, the board of directors of Achieve3000 approved the immediate vesting of all award holders and the Company recorded $20,400 in compensation as a post combination expense related to the Achieve3000 Acquisition. The accelerated compensation

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
expense is included in operating and administrative expenses on the Company's consolidated statements of operations for the period from August 1, 2021 to March 31, 2022 (Successor).

Cash and cash equivalents	$70,124
Accounts receivable	23,392
Prepaid and other current assets	8,627
Operating lease right-of-use assets	6,705
Identifiable intangible assets	215,000
Other non-current assets	5,866
Accounts payable and accrued expenses	(180)
Accrued compensation	(5,360)
Deferred revenue	(77,724)
Operating lease liabilities	(6,705)
Other current liabilities	(3,364)
Deferred income tax liability	(38,120)
Goodwill	502,857
Purchase Price	$701,118
The Company recognized and measured deferred revenue acquired in the Achieve3000 Acquisition in accordance with ASU 2021-08, resulting in the recognition of the deferred revenue at the amount consistent with the amount recorded by the acquiree immediately before the acquisition date in accordance with ASC 606.
Goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an experienced workforce that will help accelerate product development and go to market strategy. The goodwill is not deductible for tax purposes due to the form of the acquisition.
The fair values of the acquired intangible assets will be amortized over their useful life, which is consistent with the estimated useful life considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis. Trademark intangibles are amortized using the sum-of the-years' digits method.

	Fair Value	Useful Life
Trademarks	$20,000	10 years
Customers	25,000	6 years
Technology	170,000	6-8 years
At the closing of the Achive3000 Acquisition, the transaction was structured as an acquisition of the stock of AC Holdco, Inc. and subsidiaries for U.S. income tax purposes. A deferred income tax liability of $38,120 has been provided for the difference in fair value of assets and liabilities over the carryover tax basis in connection with the acquisition method of accounting.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Unaudited Pro Forma Financial Information
The following table provides the unaudited pro forma financial information for the Company, prepared in accordance with ASC 805, for the year ended March 31, 2022, as if the Acquisition and Achieve3000 Acquisition occurred on April 1, 2020:

Year Ended March 31, 2022
Pro forma revenue	$1,857,614
Pro forma net income (loss)	(650,170)
The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisitions taken place on the date indicated, or the future consolidated results of operations of the Company. The pro forma financial information presented above has been derived from the historical consolidated financial statements of the Company and from the historical accounting records of Achieve3000.
The unaudited pro forma financial information gives pro forma effect to the acquisitions, as if they had occurred on April 1, 2020, which includes adjustments to reflect: (i) the application of the acquisition method of accounting under the provisions of ASC 805; (ii) the impact of the Financing Transactions and the additional $575,000 of incremental borrowings under the Term Loan Facility that was used to finance the Achieve3000 Acquisition on interest expense and debt issuance costs; (iii) the impact of the repayment of the Predecessor's existing debt as described in Note 10, “Debt;” (iv) the compensation expense associated with stock awards that were modified upon acquisition to liability awards with a post-acquisition service period; (v) advisory fees paid to Platinum Equity Advisors, LLC (“Platinum Advisors”), an entity affiliated with Platinum; and (vi) the effect of the above adjustments on income tax expense.
Boards and Beyond Acquisition
On December 5, 2022, the Company acquired substantially all of the assets of Ryan Medical Education LLC, d/b/a Boards & Beyond (the “Boards and Beyond Acquisition”), a leader in supporting medical students with on-demand video libraries and question banks designed to help them efficiently learn the fundamentals of medical basic sciences and clinical medicine. The Company paid cash of $21,760 at closing (subject to typical closing adjustments), and the agreement includes $3,679 of other contingently payable amounts for a total purchase consideration of $25,439. In addition, the agreement includes $4,540 of contingent payments if certain milestones are met, which would be recognized as post combination compensation expense if paid. During the years ended March 31, 2024 (Successor) and 2023 (Successor), the Company recognized $2,743 and $1,230, respectively, of post combination compensation expense, which is included within Operating and administrative expenses in the consolidated statements of operations.
The Boards and Beyond Acquisition was accounted for as a business combination in accordance with ASC 805. The fair value of the assets acquired and liabilities assumed was recorded as of December 5, 2022 based on the consideration transferred of $25,439. As a result of the acquisition, goodwill of $3,422 was recorded on the consolidated balance sheet. The Boards and Beyond Acquisition is recorded within the Company's Global Professional segment.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
The table below summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Identifiable intangible assets	$24,750
Deferred revenue	(2,733)
Goodwill	3,422
Purchase Price	$25,439
The Company recognized and measured deferred revenue acquired in the Boards and Beyond Acquisition in accordance with ASU 2021-08, resulting in the recognition of the deferred revenue at the amount consistent with the amount recorded by the acquiree immediately before the acquisition date in accordance with ASC 606.
Goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an experienced workforce that will help accelerate product development and go to market strategy.
The fair values of the acquired intangible assets will be amortized over their useful life, which is consistent with the estimated useful life considerations used in determining their fair values. Customer intangibles are amortized on a straight-line basis. Content and Trademark intangibles are amortized using the sum-of-the-years' digits method.

	Fair Value	Useful Life
Content	$22,400	15 years
Trademarks	1,750	10 years
Customers	600	1-12 years
The transaction was structured as an acquisition of assets, and the goodwill is tax-deductible and amortizable over 15 years for U.S. income tax purposes.
4. Other Income
During the year ended March 31, 2023 (Successor), the Company recognized a gain of $8,000 resulting from the favorable settlement of a copyright infringement lawsuit filed in 2021. The amount has been recorded in Other (income) expense in the consolidated statements of operations.
On April 16, 2021, the Company sold certain Global Professional titles for a total cash consideration of $3,500 to a third party. The carrying value of these assets was $0. The Company has recorded this for the period from April 1, 2021 to July 31, 2021 (Predecessor) as Other (income) expense in the consolidated statements of operations.
5. Inventories, Net
As of March 31, 2024 (Successor) and 2023 (Successor), the majority of inventories reported on the consolidated balance sheets consisted of finished goods.
Inventory obsolescence was $17,711 and $16,245 for the years ended March 31, 2024 (Successor) and 2023 (Successor), $15,599 for the period from August 1, 2021 to March 31, 2022 (Successor) and $3,272 for the period from April 1, 2021 to July 31, 2021 (Predecessor). This is included within Cost of sales (excluding depreciation and amortization) in the consolidated statements of operations.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
6. Property, Plant and Equipment, Net
Property, plant and equipment, net consisted of the following:

		Successor
		March 31,
	Useful Life	2024	2023
Furniture and equipment	2 - 12 years	$78,266	$71,659
Buildings and leasehold improvements	2 - 40 years	71,346	73,476
Land and land improvements	Indefinite	3,680	3,680
Total property, plant and equipment		153,292	148,815
Less: accumulated depreciation and amortization		(52,760)	(36,195)
Total property, plant and equipment, net		$100,532	$112,620
Depreciation expense was $27,236 and $28,138 for the years ended March 31, 2024 (Successor) and 2023 (Successor), $16,646 for the period from August 1, 2021 to March 31, 2022 (Successor) and $8,109 for the period from April 1, 2021 to July 31, 2021 (Predecessor).
On March 31, 2023 (Successor), the Company entered into an agreement to sell its office building located in Dubuque, Iowa, subject to certain customary closing conditions. The Company expected the sale to qualify for recognition as a completed sale within one year. Accordingly, the Company determined that the property met the criteria to be classified as a long-lived asset held for sale in accordance with ASC Topic 360. Upon designation as a long-lived asset held for sale, the Company ceased depreciation of the property and measured the property, plant and equipment at the lower of carrying value or fair value less any costs to sell, of which $18,193, has been reclassified to Prepaid and other current assets in the consolidated balance sheet as of March 31, 2023 (Successor). No impairment charges were recorded associated with this reclassification.
In June 2023 (Successor), the Company completed a sale and leaseback transaction for its office building located in Dubuque, Iowa for a sale price of $20,500. The transaction qualified for sales recognition under the sale leaseback accounting requirements, and the Company leased back a small portion of the building. The Company recorded a gain of $2,043, included within Operating and administrative expenses in the consolidated statements of operations.
There were no impairments of property, plant and equipment in any of the periods presented.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
7. Goodwill and Other Intangible Assets
Goodwill
The following table summarizes the changes in the carrying value of goodwill by reporting segment for the years ended March 31, 2024 (Successor) and 2023 (Successor), and the period from August 1, 2021 to March 31, 2022 (Successor):

Successor	K-12	Higher Education	Global Professional	International	Total
As of August 1, 2021	$691,971	$1,577,694	$249,109	$249,109	$2,767,883
Achieve3000 Acquisition	502,857	—	—	—	502,857
Adjustment to goodwill	(9,951)	(17,672)	(2,722)	(2,722)	(33,067)
Impairment charge	—	(385,000)	—	—	(385,000)
As of March 31, 2022	$1,184,877	$1,175,022	$246,387	$246,387	$2,852,673
Boards and Beyond Acquisition	—	—	3,422	—	3,422
Impairment charge	—	(185,000)	—	(73,000)	(258,000)
As of March 31, 2023	$1,184,877	$990,022	$249,809	$173,387	$2,598,095
Impairment charge	—	—	(40,500)	—	(40,500)
As of March 31, 2024	$1,184,877	$990,022	$209,309	$173,387	$2,557,595
Successor
For the period from August 1, 2021 to March 31, 2022 (Successor)
On November 1, 2021, the Company acquired 100% of the issued and outstanding shares of Achieve3000 (see Note 3, “Business Combinations”). As a result of the Achieve3000 Acquisition, goodwill of $502,857 was recorded. The adjustment to goodwill in the table above represents the working capital adjustments for the acquisitions as discussed in Note 3, “Business Combinations.”
As of March 31, 2022 (Successor), the Company performed its annual impairment test and concluded that the carrying value of its Higher Education reporting unit exceeded its fair value, which was determined using significant unobservable inputs (level 3 fair value measurement). As a result, a $385,000 impairment was recorded to adjust the carrying value of goodwill for the amount that the carrying amount of the reporting unit, including goodwill, exceeded its fair value. The goodwill impairment resulted primarily from a revision of previously projected revenue, discount rate and market multiples given then current market conditions. There were no impairment charges recognized relating to the goodwill recorded within the K-12, Global Professional or International reporting units as a result of the Company's annual impairment test as of March 31, 2022 (Successor).
For the year ended March 31, 2023 (Successor)
On December 5, 2022, the Company acquired substantially all of the assets of Ryan Medical Education LLC, d/b/a Boards & Beyond (see Note 3, “Business Combinations”). As a result of the acquisition, goodwill of $3,422 was recorded.
As of December 31, 2022 (Successor), the Company considered then current market conditions, including, but not limited to, rising interest rates, economic conditions in the various domestic and international markets in which it operates as well as declines in market valuations. Additionally, the Company considered other events and circumstances including, but not limited to, lower than expected current and future enrollment levels in colleges and universities, and rising costs due to inflation. Based on this assessment, including the impact of the noted market conditions and other events and circumstances on the current and expected future results of our reporting units, the Company concluded

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
that it was more likely than not that the fair value of our Higher Education, Global Professional and International reporting units is less than their carrying amount, including goodwill. Additionally, the Company concluded that it was more likely than not that the indefinite-lived intangible assets held in our Higher Education, Global Professional and International reporting units were impaired.
As a result, consistent with the requirements of ASC Topic 350, Intangibles-Goodwill and Other ("ASC 350"), the Company performed an interim quantitative goodwill impairment test for the Higher Education, Global Professional and International reporting units to determine whether the carrying value exceeded the fair value of the reporting unit. The fair value was estimated by using a combination of the income and market approach. Under the income approach, the Company used a discounted cash flow analysis which involves estimating the present value of future cash flows of the reporting unit. Under the market approach, the Company estimated fair value by applying market multiples of selected comparable companies to our financial forecasts. The key assumptions used to determine the fair value of the Company’s reporting units consisted primarily of significant unobservable inputs (level 3 fair value measurement), including projected revenue growth rates, operating margins and cash flows, terminal growth rates, discount rates, revenue and EBITDA market multiples and transaction multiples of similar businesses or guideline companies.
Based on the results of the interim quantitative goodwill impairment test as of December 31, 2022 (Successor), the Company determined that the carrying value of its Higher Education and International reporting units exceeded their fair value and therefore recognized an impairment charge of $185,000 and $73,000 respectively, to adjust the carrying amount of goodwill to for the amount that the carrying amount of the reporting unit, including goodwill, exceeded its fair value. The goodwill impairment charges resulted primarily from a revision of previously projected revenue, discount rate and market multiples given then current market conditions. The results of the interim quantitative goodwill impairment test of the Global Professional reporting unit showed that its fair value as a percentage of its carrying value was 110% and therefore no impairment charge was recognized. Additionally, based on the interim assessment, the Company concluded that it was not more likely than not that the fair value of its K-12 reporting unit was less than its carrying amount, including goodwill.
As of March 31, 2023 (Successor), the Company performed a qualitative goodwill impairment test and concluded that it was more likely than not that the fair value of our reporting units exceeded their carrying amounts. As such, the quantitative goodwill impairment test was not required or performed and no impairment charges were recorded for any of our reporting units as of March 31, 2023 (Successor).
For the year ended March 31, 2024 (Successor)
As of December 31, 2023 (Successor), the Company considered events and circumstances including, but not limited to, lower revenues as a result of the strategic decision to discontinue certain investments in new titles within its Global Professional reporting unit, and higher costs due to inflation. Based on this assessment, the Company concluded that it was more likely than not that the fair value of its Global Professional reporting unit was less than its carrying amount, including goodwill. Additionally, the Company concluded that it was more likely than not that the fair value of the indefinite-lived intangible assets held in its Global Professional reporting unit was less than its carrying amount.
As a result, consistent with the requirements of ASC Topic 350, Intangibles-Goodwill and Other, the Company performed an interim quantitative goodwill impairment test for its Global Professional reporting unit to determine whether the carrying value exceeded the fair value of the reporting unit. The fair value was estimated by using a combination of the income and market approach. Under the income approach, the Company used a discounted cash flow analysis which involves estimating the present value of future cash flows of the reporting unit. Under the market approach, the Company estimated fair value by applying market multiples of selected comparable companies to its financial forecasts. The key assumptions used to determine the fair value of the Company’s reporting unit consisted primarily of significant unobservable inputs (level 3 fair value measurement), including projected revenue growth

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
rates, operating margins and cash flows, terminal growth rates, discount rates, revenue and EBITDA market multiples and transaction multiples of similar businesses or guideline companies.
Based on the results of the interim quantitative goodwill impairment test as of December 31, 2023 (Successor), the Company determined that the carrying value of its Global Professional reporting unit did not exceed its fair value and therefore, no impairment charge was recognized.
As of March 31, 2024 (Successor), the Company performed its annual impairment test and concluded that the carrying value of its Global Professional reporting unit exceeded its fair value, which was determined using significant unobservable inputs (level 3 fair value measurement). As a result, a $40,500 impairment was recorded to adjust the carrying value of goodwill for the amount that the carrying amount of the reporting unit, including goodwill, exceeded its fair value. The goodwill impairment resulted primarily from a revision of previously projected revenues given the strategic decision to sunset certain non-core front-list print titles and to re-invest into higher margin digital medical, engineering, and science portfolios. There were no impairment charges recognized relating to the goodwill recorded within the K-12, Higher Education or International reporting units as a result of the Company's annual quantitative impairment test as of March 31, 2024 (Successor).
Predecessor
For the period from April 1, 2024 to July 31, 2021 (Predecessor)
The following table summarizes the changes in the carrying value of goodwill by reporting segment for the period from April 1, 2021 to July 31, 2021 (Predecessor):

Predecessor	K-12	Higher Education	Global Professional	International	Total
As of March 31, 2021	$33,639	$425,925	$37,078	$4,089	$500,731
Acquisition	—	6,044	—	—	6,044
Adjustment to goodwill	—	(1,280)	—	—	(1,280)
As of July 31, 2021	$33,639	$430,689	$37,078	$4,089	$505,495
On April 30, 2021, the Company acquired Triad Interactive, Inc. and Deca Software, LLC (collectively, the “Acquired Companies”). Total cash consideration for Acquired Companies was $9,850 of which $7,800 was paid at closing and $2,050 to be paid on satisfaction of certain future seller obligations. As a result of the acquisition, $6,044 of goodwill was recorded, which primarily consists of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition.
The Higher Education reporting segment includes a goodwill adjustment of $1,280 which reflects the impact from foreign exchange for the period from April 1, 2021 to July 31, 2021 (Predecessor).

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Other Intangible Assets
The following information details the carrying amounts and accumulated amortization of the Company's intangible assets:

		March 31, 2024
Successor	Useful Life	Gross Amount	Accumulated Amortization	Accumulated Impairment	Net Amount
Content	10 - 15 years	$1,222,400	$(447,247)	$—	$775,153
Trademarks	Indefinite	576,000	—	(83,000)	493,000
Trademarks	10 years	21,750	(8,902)	—	12,848
Customers	1 - 14 years	225,600	(82,855)	—	142,745
Technology	7 years	427,000	(158,321)	—	268,679
Total		$2,472,750	$(697,325)	$(83,000)	$1,692,425

		March 31, 2023
Successor	Useful Life	Gross Amount	Accumulated Amortization	Accumulated Impairment	Net Amount
Content	10 - 15 years	$1,222,400	$(290,370)	$—	$932,030
Trademarks	Indefinite	576,000	—	(74,000)	502,000
Trademarks	10 years	21,750	(5,360)	—	16,390
Customers	1 - 14 years	225,600	(51,325)	—	174,275
Technology	7 years	427,000	(96,607)	—	330,393
Total		$2,472,750	$(443,662)	$(74,000)	$1,955,088
The Company's expected aggregate annual amortization expense for existing intangible assets subject to amortization for each of the fiscal years is as follows:

Expected Amortization Expense
2025	$238,239
2026	222,932
2027	207,625
2028	172,109
2029	115,034
Thereafter	243,486
$1,199,425
The fair values of the definite-lived acquired intangible assets are amortized over their useful lives, which is consistent with the estimated useful life of considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis while Content and definite-lived Trademark intangibles are amortized using the sum-of-the-years' digits method. The weighted-average amortization period is 8.5 years. Amortization expense was $253,663 for the year ended March 31, 2024 (Successor), $266,619 for the year ended March 31, 2023 (Successor), $177,043 for the period from August 1, 2021 to March 31, 2022 (Successor) and $14,795 for the period from April 1, 2021 to July 31, 2021 (Predecessor).
The Company performed an impairment test in accordance with ASC 350 on all of its indefinite-lived assets as of March 31, 2024 (Successor) and performed an impairment test on its Global Professional

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
indefinite-lived assets as of December 31, 2023 (Successor). Based on the results of the impairment analysis, the Company determined that the carrying value of its Global Professional indefinite-lived Trademarks exceeded its fair value as of March 31, 2024 (Successor) and December 31, 2023 (Successor). The Company estimated the fair value by preparing a relief-from-royalty discounted cash flow analysis using forward looking revenue projections, which required the Company to estimate unobservable inputs (level 3 fair value measurement) such as a royalty rate and discount rate, and to identify relevant projected revenue and terminal value of its Global Professional indefinite-lived Trademarks. The discount rate is based on the weighted-average cost of capital method at the date of the evaluation. As a result, an impairment charge of $9,000 ($2,000 recorded in the fourth quarter of fiscal year 2024 and $7,000 recorded in the third quarter of fiscal year 2024) was recorded for our Global Professional indefinite-lived Trademarks for the year ended March 31, 2024 (Successor). The impairment charge resulted primarily from a revision of previously projected revenues given the strategic decision to sunset certain non-core front-list print titles and to re-invest into higher margin digital medical, engineering, and science portfolios.
As of March 31, 2023 (Successor), the Company performed a qualitative indefinite-lived intangible asset impairment test and concluded that it was more likely than not that the fair value of our indefinite-lived intangible assets exceeded their carrying amounts. As such, the quantitative indefinite-lived intangible asset impairment test was not required or performed and no impairment charges were recorded for any of our indefinite-lived intangible assets as of March 31, 2023 (Successor).
The Company performed an impairment test in accordance with ASC 350 on its indefinite-lived assets as of December 31, 2022 (Successor). Based on the results of the impairment analysis, the Company determined that the carrying value of its Higher Education, Global Professional and International Trademarks exceeded their fair value as of December 31, 2022 (Successor). The Company estimated the fair value by preparing a relief-from-royalty discounted cash flow analysis using forward looking revenue projections, which required us to estimate unobservable inputs (level 3 fair value measurement) such as a royalty rate and discount rate, and to identify relevant projected revenue and terminal value of its Higher Education, Global Professional and International reporting units. The discount rate is based on the weighted-average cost of capital method at the date of the evaluation. As a result, $45,000, $6,000 and $3,000 of impairment charges were recorded for our Higher Education, Global Professional and International indefinite-lived Trademarks, respectively, as of December 31, 2022 (Successor). The impairment charges resulted primarily from a revision of previously projected revenues given current market conditions.
8. Prepaid and Other Current Assets
Prepaid and other current assets consisted of the following:

	Successor
	March 31,
	2024	2023
Deferred royalties	$75,919	$75,330
Deferred sales commission	19,092	14,018
Prepaid insurance	8,001	9,786
Assets held for sale	—	18,193
Other	42,998	48,748
Prepaid and other current assets	$146,010	$166,075

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
9. Other Current Liabilities
Other current liabilities consisted of the following:

	Successor
	March 31,
	2024	2023
Allowance for sales returns	$35,568	$29,159
Accrued interest	16,660	35,273
Accrued tax	13,353	4,661
Finance lease obligations	8,410	11,382
Restructuring	6,311	2,751
Deferred purchase price	2,665	3,690
Other	34,018	36,368
Other current liabilities	$116,985	$123,284
10. Debt
Long-term debt consisted of the following:

		Successor
		March 31,
	Maturity	2024	2023
Term Loan Facility	July 2028	$2,071,875	$2,093,125
2022 Secured Notes	August 2028	828,466	828,466
2022 Unsecured Notes	August 2029	639,034	689,034
Total debt outstanding		3,539,375	3,610,625
Less: unamortized debt discount		(82,983)	(100,171)
Less: unamortized deferred financing costs		(20,991)	(25,331)
Less: current portion of long-term debt		(21,250)	(21,250)
Long-term debt		$3,414,151	$3,463,873
Cash Flow Credit Facilities
On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Credit Agreement (the “Cash Flow Credit Agreement”) which provides for (i) an initial $1,550,000 term loan facility (the “Term Loan Facility”) and (ii) an initial $150,000 revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan Facility, collectively, the “Cash Flow Credit Facilities”). On November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575,000 under the Term Loan Facility pursuant to an incremental amendment to the Cash Flow Credit Agreement to finance certain transactions. The Term Loan Facility will mature on July 28, 2028 and is subject to 1% annual amortization payable in equal quarterly installments. The Revolving Credit Facility will mature on July 30, 2026 and is not subject to amortization.
The interest rate applicable to borrowings under the Cash Flow Credit Facilities is, at McGraw-Hill Education, Inc.'s option, either (1) the base rate plus an applicable margin (which is 3.75% for the Term Loan Facility and 3.00% for the Revolving Credit Facility) or (2) LIBOR (or for the Revolving Credit Facility borrowings in permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin (which is 4.75% for the Term Loan Facility and 4.00% for the Revolving Credit Facility). The interest rate on borrowings under the Cash Flow Credit Facilities is subject to a LIBOR (or such other

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
permitted alternative currency rate) floor of 0.50% per annum. In June 2023, the Company entered into amendments to the Term Loan and Revolving Credit Facility, which, among other things, replaced LIBOR with Term Secured Overnight Financing Rate (“Term SOFR”) (of terms of one, three or six months, or if available, other periods of twelve months or less than one month, if agreed to by all lenders thereunder, with an applicable credit spread adjustment of for all interest periods). In June 2023, the Company also entered into an interest rate cap agreement which limits the maximum interest on a portion of the Term Loan Facility and decreases its exposure to interest rate variability (see Note 11, “Derivative Financial Instruments”). As of March 31, 2024 (Successor), the interest rate for the Term Loan Facility was 10.19% per annum.
The following fees are applicable under the Revolving Credit Facility: (a) an unused line fee of 0.50% per annum of the unused portion of the Revolving Credit Facility (excluding any swingline loans), (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to Term SOFR Revolving Credit Facility borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder. In addition, the Term Loan Facility was issued at a discount of 1.00%. As of March 31, 2024 (Successor), the unamortized debt discount and deferred financing cost was $39,854 and $10,960, respectively, which are amortized over the term of the facility using the effective interest rate method.
As of March 31, 2024 (Successor), the amount available under the Revolving Credit Facility was $150,000. The Company incurred undrawn fees of $758, $760 and $478 on unutilized commitments for the years ended March 31, 2024 (Successor) and 2023 (Successor)and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. As of March 31, 2024 (Successor), the unamortized debt discount and deferred financing cost was $3,215, which is amortized over the term of the facility on a straight-line basis. This is included within Other non-current assets in the consolidated balance sheets. As of March 31, 2024 (Successor), no amount was outstanding under the Revolving Credit Facility.
All obligations under the Cash Flow Credit Agreement are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the Cash Flow Credit Agreement is a second-priority lien with respect to accounts receivable, inventory and certain other current assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The Cash Flow Credit Facilities are secured pari passu with the 2022 Secured Notes (described below).
The Revolving Credit Facility requires the maintenance of a maximum Consolidated First Lien Net Leverage Ratio, on the last day of any fiscal quarter when aggregate exposures exceed 40% of total revolving commitments (subject to certain exclusions, including issued or undrawn letters of credit), of no greater than 6.95 to 1.00, tested for the four fiscal quarter period ending on such date.
The Cash Flow Credit Agreement also includes customary mandatory prepayment requirements with respect to the term loans under the Term Loan Facility based on certain events such as asset sales, debt issuances and defined levels of excess cash flow. As of March 31, 2024 (Successor), the Company determined that no mandatory prepayment of the term loans under the Term Loan Facility was required.
The Cash Flow Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on the Company's ability and that of its restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, make investments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify the Company's governing documents, certain junior debt documents or change the Company's line of business.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
The Cash Flow Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default subject to certain materiality levels, default triggers and cure and grace periods.
As of March 31, 2024 (Successor), the Company was in compliance with all covenants or other requirements in the Cash Flow Credit Agreement.
The fair value of the outstanding Term Loan Facility was approximately $2,071,875 as of March 31, 2024 (Successor). As of March 31, 2024 (Successor), the remaining contractual life of the Term Loan Facility was approximately 4.4 years.
ABL Revolving Credit Facilities
On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Revolving Credit Agreement (the “ABL Revolving Credit Agreement”) which provides for (i) a $165,000 U.S. revolving credit facility, subject to U.S. borrowing base capacity (the “U.S. ABL Revolving Credit Facility”) and (ii) a $35,000 non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity (the “RoW ABL Revolving Credit Facility” and, together with the U.S. ABL Revolving Credit Facility, the “ABL Revolving Credit Facilities”). The ABL Revolving Credit Facilities will mature on July 30, 2026 and are not subject to amortization.
The interest rate applicable to borrowings under the ABL Revolving Credit Facilities is, at McGraw-Hill Education, Inc.'s option, either (1) the base rate plus an applicable margin or (2) LIBOR (or for permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin. The applicable margin is based on average availability under the ABL Revolving Credit Agreement at such time, and ranges from 1.25% to 1.75% for non-base rate loans and 0.25% to 0.75% for base rate loans. The interest rate on borrowings under the ABL Revolving Credit Facilities is subject to a LIBOR (or such other permitted alternative currency rate) floor of 0% per annum. In April 2023, the Company entered into an amendment to the ABL Revolving Credit Agreement, which, among other things, replaced LIBOR with Term SOFR (of terms of one, three or six months, or if available, other periods of twelve months or less than one month, if agreed to by all lenders thereunder, with a credit spread adjustment of 0.10% for all interest periods).
The following fees are applicable under the ABL Revolving Credit Facilities: (a) an unused line fee of (i) 0.250% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is less than or equal to 50% of the aggregate commitments under such ABL Revolving Credit Facility or (ii) 0.375% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is greater than 50% of the aggregate commitments under such ABL Revolving Credit Facility, (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to Term SOFR borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.
All obligations under the U.S. ABL Revolving Credit Facility are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.'s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the ABL Revolving Credit Facilities is a first-priority lien with respect to cash and cash equivalents, accounts receivable, inventory and certain other current

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
and foreign assets, and a second-priority lien with respect to other assets (second in priority to the liens securing the Cash Flow Credit Facilities and the 2022 Secured Notes). In addition to the U.S. obligors, the obligations under the RoW ABL Revolving Credit Facility are additionally guaranteed by, and secured by a lien on, the assets of certain foreign subsidiaries.
The ABL Revolving Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on the ability of McGraw-Hill Education, Inc. and McGraw-Hill Education, Inc.'s restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends or make other restricted payments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify the Company's governing documents, certain junior debt documents or change the Company's line of business.
The ABL Revolving Credit Facilities require the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as set forth in the ABL Revolving Credit Agreement), on any date when Adjusted Availability (as such term is defined in the ABL Revolving Credit Agreement) is less than the greater of (a) 10% of the Line Cap (as such term is defined in the ABL Revolving Credit Agreement) and (b) $12,500, of at least 1.00 to 1.00, tested for the four fiscal quarter period ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Adjusted Availability has exceeded the greater of (a) 10% of the Line Cap and (b) $12,500 for 30 consecutive calendar days.
The ABL Revolving Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default, subject to certain materiality levels, default triggers and cure and grace periods.
As of March 31, 2024 (Successor), the Company was in compliance with all covenants or other requirements in the ABL Revolving Credit Agreement.
In June 2023, the Company borrowed $30,000 in principal amount under the ABL Revolving Credit Agreement, which is subject to a per annum interest rate of 8.25% plus an applicable margin of 0.25%. This amount was fully repaid in July 2023.
As of March 31, 2024 (Successor), the amount available under the ABL Revolving Credit Facilities was $200,000. In addition, the Company incurred undrawn fees of $741, $736 and $428 on unutilized commitments for the years ended March 31, 2024 (Successor) and 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), respectively. As of March 31, 2024 (Successor), the unamortized deferred financing costs was $1,894, which are amortized over the term of the agreement on a straight-line basis. This is included within Other non-current assets in the consolidated balance sheets.
Availability under the ABL Revolving Credit Facilities excludes amounts outstanding for letters of credit in the amount of $4,146.
2022 Secured Notes and 2022 Unsecured Notes
On July 30, 2021, McGraw-Hill Education, Inc. assumed the obligations of (i) the $900,000 aggregate principal amount of 5.750% Secured Notes due 2028 (the “2022 Secured Notes”) and (ii) the $725,000 aggregate principal amount of 8.000% Senior Notes due 2029 (the “2022 Unsecured Notes” and, together with the 2022 Secured Notes, the “2022 Notes”), each initially issued by Mav Acquisition Corporation to

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
finance a portion of the Acquisition (and the related transactions). The 2022 Secured Notes will mature on August 1, 2028 and the 2022 Unsecured Notes will mature August 1, 2029. Interest on each series of the 2022 Notes is payable semiannually in arrears on February 1 and August 1 of each year, each commencing on February 1, 2022. Each series of 2022 Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights.
The Company may redeem each series of the 2022 Notes at its option at certain redemption prices with respect to such series.
During the year ended March 31, 2024 (Successor), the Company repurchased $50,000 face value of the 2022 Unsecured Notes for $44,497. The repurchases were accounted for as an extinguishment of debt in accordance with ASC 470-50. As a result, the Company recorded a gain on extinguishment of debt of $3,415, which consisted of a $5,502 redemption discount, partially offset by the write-off of unamortized debt discount and deferred financing fees of $1,696 and $391, respectively, related to the portion of debt accounted for as an extinguishment.
During the year ended March 31, 2023 (Successor), McGraw Hill repurchased $71,534 face value of the 2022 Secured Notes for $65,443. The repurchases were accounted for as an extinguishment of debt in accordance with ASC 470-50. As a result, we recorded a gain on extinguishment of debt of $2,944, which consisted of a $6,091 redemption discount, partially offset by the write-off of unamortized debt discount and deferred financing fees of $597 and $2,550, respectively, related to the portion of debt accounted for as an extinguishment.
During the year ended March 31, 2023 (Successor), McGraw Hill repurchased $28,466 face value of the 2022 Unsecured Notes for $25,583. The repurchases were accounted for as an extinguishment of debt in accordance with ASC 470-50. As a result, we recorded a gain on extinguishment of debt of $1,608, which consisted of a $2,883 redemption discount, partially offset by the write-off of unamortized debt discount and deferred financing fees of $239 and $1,036, respectively, related to the portion of debt accounted for as an extinguishment.
All obligations under the 2022 Secured Notes are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.'s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the 2022 Secured Notes is a second-priority lien with respect to accounts receivable, inventory and certain other current and foreign assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The 2022 Secured Notes are secured pari passu with the Cash Flow Credit Facilities.
All obligations under the 2022 Unsecured Notes are guaranteed by all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries).
The Indentures governing each series of the 2022 Notes contain certain customary negative covenants and events of default, including, among other things and subject to certain significant exceptions and qualifications, limitations on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into agreements containing prohibitions affecting its subsidiaries’ ability to pay dividends; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of its

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
assets. As of March 31, 2024 (Successor), the Company was in compliance with all covenants or other requirements in the 2022 Notes.
As of March 31, 2024 (Successor), the unamortized debt discount and deferred financing costs related to the 2022 Secured Notes was $23,129 and $5,422, respectively, which are amortized over the term of the 2022 Secured Notes using the effective interest rate method.
As of March 31, 2024 (Successor), the unamortized debt discount and deferred financing costs related to the 2022 Unsecured Notes was $20,000 and $4,609, respectively, which are amortized over the term of the 2022 Unsecured Notes using the effective interest rate method.
As of March 31, 2024 (Successor), the fair value of the outstanding 2022 Secured Notes and 2022 Unsecured Notes was approximately $774,616 and $599,094, respectively. As of March 31, 2024 (Successor), the remaining contractual life of the 2022 Secured Notes and 2022 Unsecured Notes was approximately 4.4 years and 5.4 years, respectively.
Scheduled Principal Payments
The scheduled principal payments by fiscal year required under the terms of the Company's debt were as follows:

Successor
March 31, 2024
2025	$21,250
2026	21,250
2027	21,250
2028	21,250
2029	2,815,341
Thereafter	639,034
$3,539,375
11. Derivative Financial Instruments
In the normal course of business, the Company may use derivative financial instruments, including interest rate swaps, interest rate caps, and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and costs associated with the Company’s operating and financial structure.
These derivatives are used to manage the Company’s exposure to interest rate movements, but do not meet the hedge accounting requirements to be classified as hedging instruments or derivatives. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.
In January 2023, the Company entered into an interest rate cap agreement for a notional amount of $1,200,000 to limit the maximum interest on a portion of the Company’s Term Loan Facility and decrease its exposure to interest rate variability when LIBOR exceeds 5.50%. The interest rate cap began on February 28, 2023 and will terminate on February 28, 2025.
In June 2023, the Company replaced the existing interest rate cap agreement, which replaced LIBOR with Term SOFR (of terms of three months), adjusted the cap to 5.33% and modified the termination date to March 31, 2025.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
As of March 31, 2024 (Successor) and 2023 (Successor), the fair value of this interest rate cap was $235 and $2,817, respectively, and is included in Other non-current assets in the consolidated balance sheets. During the years ended March 31, 2024 (Successor) and 2023 (Successor), the Company recorded an unrealized (loss) gain of $(2,582) and $2,817, respectively, on its interest rate cap, which is included within Interest expense (income), net in the consolidated statements of operations.
The Company records the fair value of its interest rate cap on a recurring basis using Level 2 inputs such as forward yield curves and credit default swap data.
12. Segment Reporting
The Company manages and reports its businesses in the following segments:
•K-12: The Company sells its learning solutions directly to K-12 school districts across the U.S. While the Company offers all of its major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of customers’ technological infrastructure, a majority of sales are derived from selling blended print and digital solutions.
•Higher Education: The Company provides students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions, traditional printed textbook and rental textbook products.
•Global Professional: The Company is a leading provider of medical, technical, engineering and business content for the professional, education and test preparation communities.
•International: The Company leverages its global scale, brand recognition and extensive product portfolio to serve students in the K-12 and higher education markets in more than 100 countries outside of the U.S. The Company's products and solutions for the International segment are produced in more than 80 languages and primarily originate from the Company's offerings produced for the U.S. market, which are later adapted to meet the needs of individual geographies, as needed.
•Other: Includes in-transit product sales and certain transactions or adjustments that are not attributable to the segments that the CODM considers to be unusual and/or nonoperational.
The Company’s business segments are consistent with how management views the markets served by the Company. The CODM reviews the segments' separate financial information to assess performance and to allocate resources. The Company measures and evaluates its reportable segments based on Adjusted EBITDA and believes this provides additional information to management and investors to measure the Company's performance and evaluate its ability to service its indebtedness. The Company excludes from segment Adjusted EBITDA; (a) cash capital and pre-publication expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; (b) the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on the Company's debt; (c) tax payments that may represent a reduction in cash available to the Company; (d) advisory fees paid to Platinum Advisors; (e) certain one-time expenditures to realize cost savings; (f) any gains or losses from foreign currency transactions; or (g) the impact of earnings or charges resulting from matters that the CODM does not consider indicative of the Company's ongoing operations. In particular, the Company's definition of Adjusted EBITDA allows the Company to add back certain non-cash and other charges or costs that are deducted in calculating consolidated net income.
Segment assets is not used by the CODM as a measure of segment performance since the segment evaluation is driven by Adjusted EBITDA. As such, segment assets are not disclosed in the notes to the accompanying consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
The following table sets forth Adjusted EBITDA by segment:

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Adjusted EBITDA:
K-12	$346,680	$428,606	$49,543	$202,233
Higher Education	301,763	272,457	251,593	42,008
Global Professional	47,000	44,434	31,651	22,648
International	33,299	25,958	18,552	5,878
Other	(530)	4,775	(3,066)	9,194
Total Adjusted EBITDA	$728,212	$776,230	$348,273	$281,961
A reconciliation of Adjusted EBITDA to the consolidated statements of operations is as follows:

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Total Adjusted EBITDA	$728,212	$776,230	$348,273	$281,961
Interest (expense) income, net	(326,438)	(278,219)	(161,754)	(54,859)
Income tax benefit (provision)	(25,294)	49,734	25,668	(5,250)
Depreciation, amortization and pre-publication amortization	(366,381)	(371,885)	(245,295)	(57,473)
Change in deferred revenue	(62,516)	(175,395)	(2,080)	(3,531)
Change in deferred royalties	(12,384)	13,771	9,019	720
Change in deferred commissions	3,306	3,346	(2,920)	2,540
Restructuring and cost savings implementation charges	(32,548)	(20,572)	(9,994)	(1,524)
Sponsor fees	(10,000)	(10,000)	(6,695)	(1,167)
Impairment charge	(49,500)	(312,000)	(405,000)	—
Purchase accounting	(18,101)	(46,521)	(24,568)	—
Transaction and integration costs	(8,205)	(6,542)	(67,997)	(20,999)
Gain (loss) on extinguishment of debt	3,415	4,552	—	(75,800)
Other	(16,585)	(30,603)	(54,895)	(85,755)
Net income (loss)	$(193,019)	$(404,104)	$(598,238)	$(21,137)
The following is a schedule of revenue and long-lived assets by geographic region:

	Revenue (1)
	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
United States	$1,754,823	$1,751,012	$1,013,562	$578,758
International	205,655	196,761	126,055	71,845
Total	$1,960,478	$1,947,773	$1,139,617	$650,603
_______________
(1)Revenues are attributed to a geographic region based on the location of customer.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)

	Long-Lived Assets (2)
	Successor
	March 31,
	2024	2023
United States	$605,393	$564,005
International	37,290	37,590
Total	$642,683	$601,595
_______________
(2)Reflects total assets less current assets, goodwill, intangible assets, investments, deferred financing costs and non-current deferred tax assets.
13. Taxes on Income (Loss)
Income (loss) before taxes on income that resulted from domestic and foreign operations is as follows:

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Domestic operations	$(186,045)	$(469,320)	$(637,907)	$(25,726)
Foreign operations	18,320	15,482	14,001	9,839
Total income (loss) before taxes	$(167,725)	$(453,838)	$(623,906)	$(15,887)
The provision (benefit) for taxes on income consisted of the following:

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Federal:
Current	$36,679	$2,290	$—	$—
Deferred	(29,318)	(41,321)	(24,765)	135
Total federal	7,361	(39,031)	(24,765)	135
Foreign:
Current	4,717	4,078	7,850	1,739
Deferred	692	(932)	(1,123)	78
Total foreign	5,409	3,146	6,727	1,817
State and local:
Current	14,342	3,384	(463)	2,750
Deferred	(1,818)	(17,233)	(7,167)	548
Total state and local	12,524	(13,849)	(7,630)	3,298
Total provision (benefit) for taxes	$25,294	$(49,734)	$(25,668)	$5,250

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
A reconciliation of the U.S. federal statutory tax rate to the Company's effective income tax rate for financial reporting purposes is as follows:

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%	21.0%
Effect of state and local income taxes	(6.1)	2.4	1.0	(18.0)
Foreign rate differential	0.7	(0.1)	(0.2)	—
Foreign withholding and branch taxes	1.1	(0.1)	—	(1.6)
Research and development credit	1.6	0.3	0.3	(10.9)
U.S. tax cost of foreign earnings	(0.1)	(0.1)	(1.1)	—
Unrecognized tax benefit	(1.5)	(0.4)	(0.3)	(2.2)
Valuation allowance on deferred tax assets	(25.0)	(0.4)	(0.8)	(2.0)
Foreign exchange gain or loss	(1.1)	0.1	(0.3)	2.6
Nontaxable or nondeductible interest	0.7	0.1	0.2	(3.5)
Capital loss carryforward expiration	—	—	—	(9.9)
Goodwill impairment	(5.1)	(12.0)	(13.0)	—
Transaction costs	—	0.1	(1.9)	(7.4)
Other, net	(1.3)	0.1	(0.8)	(1.1)
Effective income tax rate	(15.1)%	11.0%	4.1%	(33.0)%

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
The principal temporary differences between accounting for income and expenses for financial reporting and income tax purposes as of March 31, 2024 (Successor) and 2023 (Successor) are as follows:

	Successor
	March 31,
	2024	2023
Deferred tax assets:
Inventory and pre-publication costs	$31,239	$22,334
Capitalized software development	61,603	58,161
Employee compensation	4,173	4,207
Deferred revenue	238,980	221,238
Operating lease liability	20,647	22,619
Loss and credit carryforwards	30,289	60,675
Interest expense carryforward	90,139	58,051
Accrued expenses	16,598	12,590
Total deferred tax assets	493,668	459,875

Deferred tax liabilities:
Intangible and fixed assets	(250,288)	(303,823)
Deferred royalties, commissions	(46,441)	(48,668)
Deferred financing costs	(2,867)	(3,152)
Operating lease right-of-use asset	(14,391)	(15,210)
Indefinite-lived intangibles and goodwill	(106,081)	(104,035)
Other	(1,645)	(1,078)
Total deferred tax liabilities	(421,713)	(475,966)
Net deferred income tax asset (liability) before valuation allowance	71,955	(16,091)
Valuation allowance	(81,014)	(23,349)
Net deferred income tax asset (liability)	$(9,059)	$(39,440)

Reported as:
Non-current deferred tax assets	$6,346	$6,712
Non-current deferred tax liabilities	(15,405)	(46,152)
Net deferred income tax asset (liability)	$(9,059)	$(39,440)
The Company records valuation allowances against deferred income tax assets when the Company determines that it is more likely than not based upon all the current evidence that such deferred income tax assets will not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future income will be available to use the existing deferred tax assets. Realization of deferred tax assets is based, in part, on the Company's judgment and various factors including reversal of deferred tax liabilities, the Company's ability to generate future taxable income in jurisdictions where such assets have arisen, and potential tax planning strategies. Valuation allowances are recorded in order to reduce the deferred tax assets to the amount expected to the realized in the future.
In the Predecessor periods, the Company historically carried a valuation allowance on domestic deferred tax assets due to negative evidence of cumulative book losses. In connection with the acquisition method of accounting for the Acquisition on August 1, 2021, the Company provided deferred

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
tax liabilities, for the difference in fair value over carryover tax basis, in excess of deferred tax assets. As a result, the Company determined that a valuation allowance was no longer required on its domestic deferred tax assets. Accordingly, for the Successor periods ending March 31, 2023 and March 31, 2022, an income tax benefit was recorded on domestic book losses.
For the year ended March 31, 2024 (Successor), the Company's forecasts reflect that the reversal of existing temporary differences and carryforwards will not be sufficient to support the realizability of all net domestic deferred tax assets, mainly driven by disallowed interest expense under Code Section 163(j). As a result, the Company's income tax provision reflects a valuation allowance on federal and state deferred tax assets of $55,362.
As of March 31, 2024 (Successor) and 2023 (Successor), a valuation allowance of $25,652 and $23,349, respectively, has been recorded for select international deferred tax assets due to negative evidence, primarily of cumulative book losses. The Company will continue to assess the available positive and negative evidence to estimate if sufficient future taxable income will be available to use the existing tax assets. As a result, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income improve or objective negative evidence in the form of the level of cumulative book losses is reduced.
As of March 31, 2024 (Successor), the Company has a U.S. federal net operating loss carryforward of $165 which is subject to expiration in 2037. The Company has state net operating loss carryforwards of $89,367, of which $74,893 will be subject to expiration between 2034-2043. The Company's international net operating loss carryforwards as of March 31, 2024 (Successor) are $65,029, predominately in the United Kingdom, Spain, Chile, and Australia and are not subject to expiration.
U.S. income and foreign withholding taxes have not been recorded on temporary differences related to investments in certain foreign subsidiaries as such differences are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability with respect to such investments is not practicable.
For the years ended March 31, 2024 (Successor) and 2023 (Successor), the Company made net state, local, and foreign income tax payments of $43,781 and $16,014, respectively. For the period from August 1, 2021 to March 31, 2022 (Successor), the Company made net state, local, and foreign income tax payments of $17,161. Additionally, the Company made a $22,996 payment for a non-U.S. income tax audit in the year ended March 31, 2022 (Successor) which was recorded as a non-current income tax receivable as the Company continues to contest the underlying issues.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Balance at the beginning of the period	$9,816	$12,743	$15,678	$15,670
Additions based on tax positions related to the current year	2,757	3,093	1,700	—
Additions for tax positions of prior years	305	48	—	8
Reduction for tax positions of prior year	(4,762)	(6,068)	(4,635)	—
Balance at the end of the period	$8,116	$9,816	$12,743	$15,678
As of March 31, 2024 (Successor) and 2023 (Successor), there are $4,106 and $7,183, respectively, of unrecognized tax benefits, including interest and penalties, that if recognized would affect the annual effective tax rate. Total uncertain tax liabilities, including interest and penalties, as of March 31, 2024 (Successor) are $10,921, of which $3,339 is included in deferred income taxes as non-current and $7,582

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
is included within Other non-current liabilities within the consolidated balance sheets. Total uncertain tax liabilities, including interest and penalties, as of March 31, 2023 (Successor) are $9,889, of which $9,601 is included in deferred income taxes as non-current and $288 is included within Other non-current liabilities within the consolidated balance sheets.
For the years ended March 31, 2024 (Successor) and 2023 (Successor), the period from August 1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor), the Company recognized interest and penalties for uncertain tax positions of $336, $1,445, $347 and $359, respectively.
The Company was under examination by the Internal Revenue Service (“IRS”) as part of the Compliance Assurance Process (“CAP”) for the Predecessor periods ending with short tax year April 1, 2021 to July 31, 2021. CAP employs real-time issue resolution, through cooperative interaction between taxpayers and the IRS, to address tax positions and increase certainty prior to filing the Federal income tax return. Following the Acquisition and formation of a new federal consolidated filing group effective July 31, 2021, the Company is no longer eligible to participate in CAP and is subject to examination by IRS for Successor tax periods through March 31, 2023. For state and local, and foreign jurisdictions, generally tax years 2017 to March 31, 2023 are open and subject to examination.
The Company believes that its accrual for tax liabilities is adequate for all open audit years based on an assessment of past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. Until formal resolutions are reached with tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is the Company's opinion that any assessments resulting from the current audits will not have a material adverse effect on the Company's financial statements.
Although the timing of income tax audit resolution and negotiations with taxing authorities is highly uncertain, the Company does not anticipate a significant change to the total amount of unrecognized income tax benefits as a result of audit developments within the next twelve months.
14. Employee Benefits
A majority of the Company’s employees are participants in voluntary 401(k) plans sponsored by the Company under which the Company matches employee contributions up to certain levels of compensation. The Company's contributions was $16,020 for the year ended March 31, 2024 (Successor), $13,335 for the year ended March 31, 2023 (Successor), $6,287 for the period from August 1, 2021 to March 31, 2022 (Successor) and $4,400 for the period from April 1, 2021 to July 31, 2021 (Predecessor).
15. Stock-Based Compensation
Successor Stock-Based Compensation
The Company adopted the Management Stock Incentive Plan (the "Successor Plan") that authorizes McGraw Hill to grant options to selected employees, directors and consultants of the Company and its subsidiaries to acquire Class B non-voting common stock of the Company. As of March 31, 2024 (Successor), the board of directors of the Company authorized up to 10,009,026 shares under the Successor Plan.
The stock options terminate on the tenth year from the date of the grant as defined in the Successor Plan documents. Stock options may not be granted at an exercise price less than the fair market value of common stock on the date of grant. The options vest over five years with 50% vesting based upon continued employment and the remaining 50% vesting upon or following a change in control or public

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
offering and the achievement of a specified multiple of invested capital as described in the option agreement. Vested options are exercisable only upon a change in control or public offering.
The following table presents a summary of option activity and data under the Successor Plan as of March 31, 2024 (Successor):

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of March 31, 2023	9,593,026	$15.00	8.7	$—
Granted	192,500	15.00
Exercised	—	—
Forfeited and expired	(356,400)	15.00
Outstanding as of March 31, 2024	9,429,126	$15.00	7.76	$—
Vested and expected to vest	4,762,865	15.00	7.76	—
Vested and exercisable as of March 31, 2024	—	—	—	—
For service-based awards granted during the years ended March 31, 2024 (Successor) and 2023 (Successor), the Company estimated the grant date fair value using a Black-Scholes option-pricing model. For service-based awards granted during the period from August 1, 2022 to March 31, 2022 (Successor), the Company estimated the grant date fair value using a Monte Carlo simulation based on the probability of satisfying the market performance hurdles over the remainder of the performance period based on the Company’s historical performance relative to the comparable companies. The weighted-average assumptions used are as follows:

	Successor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022
Weighted-average grant date fair value	$8.03	$7.33	$3.27
Weighted-average assumptions:
Expected dividend yield	—%	—%	—%
Expected stock price volatility (a)	50%	45%	35%
Risk-free interest rate (b)	4.71%	4.02%	1.24%
Expected option term (years) (c)	6	6	10
__________________
(a)Expected volatility. The Company bases its expected volatility on a group of companies believed to be a representative peer group, selected based on industry and market capitalization.
(b)Risk-free rate. The risk-free rate for periods within the expected term of the award is based on the U.S. Government Bond yield with a term equal to the awards' expected term on the date of grant.
(c)Expected term. For the Black-Scholes option-pricing model, the expected term represents the midpoint of time until expiration and average vesting period. For the Monte Carlo simulation, the expected term represents the time to expiration of awards granted.
As of March 31, 2024 (Successor), no expense was recorded under the Successor Plan based on the probability of the performance conditions related to a change in control or public offering.
As of March 31, 2024 (Successor), there was $33,262 of unrecognized compensation expense related to the Company's stock options. Unrecognized compensation expense related to stock options

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
issued to employees is expected to begin to be recognized once the performance conditions are considered probable of being achieved.
The total fair value of options vested during the years ended March 31, 2024 (Successor) and 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 was $3,300, $3,081 and $0, respectively.
Predecessor Stock-Based Compensation
The Predecessor issued stock-based compensation awards under the McGraw-Hill Education, Inc. Management Equity Plan (the “Predecessor Equity Plan”), which was established during the quarter ended June 30, 2013. The Predecessor Equity Plan permitted the grant of stock options, restricted stock, restricted stock units and other equity-based awards to the Company’s employees and directors. The Predecessor Equity Plan ceased to exist as of July 31, 2021, upon the closing of the Acquisition.
In connection with the Acquisition, all outstanding stock-based awards granted prior to the Transaction became fully vested. The acceleration of such awards was determined to be a modification of the original stock-based award and resulted in the calculation of a revised fair value on July 31, 2021. The revised fair value attributable to pre-combination service in the amount of $83,099 was recognized as stock compensation expense and included in the consolidated statements of operations of the Predecessor for the period April 1, 2021 to July 31, 2021.
The fair value attributable to post-combination services, in the amount of $45,907, related to fully vested RSU's and options that were modified as part of the Acquisition, for a future service requirement and were paid in cash following one year after the Acquisition. For the year ended March 31, 2023 (Successor) and for the period from August 1, 2021 to March 31, 2022 (Successor), the Company recognized $14,289 and $31,618 as compensation expense for these awards in operating and administrative expenses within the consolidated statements of operations.
The following table sets forth the total recognized compensation expense related to stock option grants and restricted stock and restricted stock units issuances for the periods presented:

Predecessor
April 1, 2021 to July 31, 2021
Stock option expense	$61,933
Market stock option expense	—
Restricted stock and unit awards expense	23,066
Total stock-based compensation expense	$84,999
An income tax benefit for stock options and restricted stock units was recognized and subsequently offset with a full valuation allowance for the period ended July 31, 2021 (Predecessor).
Stock Options
Stock options issued prior to 2018 generally vested up to five years with 50% vesting on cumulative financial performance measures under the Predecessor Equity Plan and the remaining 50% vested annually in equal installments, in each case subject to continued service. Stock options issued pursuant to the Predecessor Equity Plan during fiscal year 2021 are subject to 50% vesting annually in equal installments over a four-year period and 50% vesting upon satisfaction of certain performance and market conditions, and in each case subject to continued service. Stock options terminate on the earliest of the tenth year from the date of the grant or other committee action, as defined under the Predecessor Equity Plan.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Market Stock Options
The Company issued market stock options ("MSOs") in 2021 that vested upon satisfaction of certain performance and market conditions. No expense was recorded for these options as the market condition was not met. The weighted-average grant date fair value of the MSOs issued in 2021 was $23.
In connection with the Acquisition, all outstanding MSO awards granted prior to the Transaction became fully vested. The acceleration of such awards was determined to be a modification of the original stock-based award, and resulted in the calculation of a revised fair value on July 31, 2021.
Restricted Stock and Restricted Stock Units
Restricted stock and restricted stock units (collectively, "RSUs") issued prior to 2017 vested either subject to the achievement of certain performance measures and continued service over a three year period, or vested in equal installments over a three-year period subject only to continued service. RSUs issued during the year ended December 31, 2017 and 2018 vest in equal installments over a two-to-four-year period subject only to continued service.
In connection with the Acquisition, all outstanding RSU awards granted prior to the Transaction, including those with performance and market conditions, became fully vested. The acceleration of such awards was determined to be a modification of the original stock-based award, and resulted in the calculation of a revised fair value on July 31, 2021.
16. Leases
The Company leases property under operating leases with expiration dates through 2040 as well as computer systems and office equipment under finance leases with lease terms ranging from 12 to 50 months.
Lease Position as of March 31, 2024 (Successor) and 2023 (Successor)
The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheets:

		Successor
		March 31,
	Balance Sheet Classification	2024	2023
Assets
Operating leases	Operating lease right-of-use assets	$61,515	$64,490
Finance leases	Property, plant and equipment, net	10,169	17,270
Total lease assets		$71,684	$81,760

Liabilities
Current:
Operating leases	Operating lease liabilities	$9,224	$11,473
Finance leases	Other current liabilities	8,410	11,382
Non-current:
Operating leases	Operating lease liabilities	76,535	81,951
Finance leases	Other non-current liabilities	6,579	7,831
Total lease liabilities		$100,748	$112,637

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)

		Successor
		March 31,
	Balance Sheet Classification	2024	2023

Weighted-average remaining lease term:
Operating leases		9.38	10.10
Finance leases		2.32	2.06

Weighted-average incremental borrowing rate:
Operating leases		10.71%	10.64%
Finance leases		9.84%	10.35%
Lease Costs
The table below presents certain information related to the lease costs for operating and finance leases:

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Operating lease cost	$16,990	$18,970	$13,151	$6,552
Short-term lease cost	1,404	1,478	878	424
Finance lease cost:
Amortization of assets	14,583	11,220	7,284	3,986
Interest on lease liabilities	1,742	2,152	2,010	1,504
Sublease income	(2,624)	(4,258)	(2,112)	(984)
Total net lease cost	$32,095	$29,562	$21,211	$11,482
Other Information
Supplemental cash flow information related to leases was as follows:

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	$19,157	$19,667	$13,877	$7,073
Operating cash outflows for finance leases	1,742	2,153	1,808	1,056
Financing cash outflows for finance leases	11,496	12,241	6,945	3,592
Non-cash financing activities: Capital lease obligation	6,034	4,534	446	1,266

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
Undiscounted Cash Flows
The table below reconciles the undiscounted cash flows by fiscal year to the operating and finance lease liabilities recorded on the consolidated balance sheets:

	Successor
	March 31, 2024
	Operating Leases	Finance Leases
2025	$17,711	$9,372
2026	16,254	3,958
2027	14,842	2,005
2028	11,931	1,043
2029	11,994	228
Thereafter	66,530	—
Total lease payments	139,262	16,606
Less: amounts related to interest	(53,503)	(1,617)
Total lease liabilities	85,759	14,989
Less: current liabilities	(9,224)	(8,410)
Non-current lease liabilities	$76,535	$6,579
17. Stockholders' Equity (Deficit)
Successor
The Company’s amended and restated certificate of incorporation dated December 3, 2021 (a) increased the total authorized number of Class A shares of voting capital stock with a par value of $0.01 per share to 175,000,000, (b) created and authorized 13,500,000 shares of Class B non-voting common stock with a par value of $0.01 per share and (c) effected a stock split with respect to the Company’s shares of common stock outstanding or held in treasury. The voting and non-voting shares are identical, except that holders of Class A voting common stock are entitled to one vote for each share on each matter properly submitted to the Company’s stockholders for their vote, while holders of Class B non-voting common stock are not entitled to vote on such matters. Holders of Class A voting common stock and Class B non-voting common stock are entitled to receive any dividends as may be declared from time to time by the Company’s board of directors. For the years ended March 31, 2024 (Successor) and 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), no cash dividends were declared or paid.
Predecessor
McGraw-Hill Education, Inc.'s total authorized voting capital stock with a par value of $0.01 per share was 100,000,000 shares. The holders of common stock were entitled to one vote for each share on each matter properly submitted to the Company’s stockholders for their vote. Holders of common stock were entitled to receive any dividends as may be declared from time to time by the Company’s board of directors. For the period from April 1, 2021 to July 31, 2021 (Predecessor), no cash dividends were declared or paid.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
18. Accumulated Other Comprehensive Income (Loss)
The following tables summarize the activity in accumulated other comprehensive loss, by component for the periods indicated:

Predecessor	Foreign currency translation adjustment, net of tax	Unrealized gain (loss) on interest rate swap, net of tax	Total
Balance as of March 31, 2021	$(42,734)	$(5,734)	$(48,468)
Other comprehensive income (loss) before reclassifications	(1,617)	—	(1,617)
Amount reclassified out of accumulated other comprehensive income (loss)	—	2,336	2,336
Balance as of July 31, 2021	$(44,351)	$(3,398)	$(47,749)

Successor	Foreign currency translation adjustment, net of tax	Unrealized gain (loss) on interest rate swap, net of tax	Total
Balance as of August 1, 2021	$—	$—	$—
Other comprehensive income (loss) before reclassifications	(3,420)	—	(3,420)
Balance as of March 31, 2022	$(3,420)	$—	$(3,420)
Other comprehensive income (loss) before reclassifications	22	—	22
Balance as of March 31, 2023	$(3,398)	$—	$(3,398)
Other comprehensive income (loss) before reclassifications	3,643	—	3,643
Balance as of March 31, 2024	$245	$—	$245

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
19. Earnings (Loss) per Share
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Numerator:
Net income (loss) attributable to common stockholders	$(193,019)	$(404,104)	$(598,238)	$(21,137)
Denominator:
Basic weighted-average number of shares outstanding	156,362,027	156,333,807	155,569,267	10,885,475
Effect of dilutive potential common shares	—	—	—	—
Dilutive weighted-average number of shares outstanding	156,362,027	156,333,807	155,569,267	10,885,475

Earnings (loss) per share attributable to common stockholders
Basic and diluted earnings (loss) per share	$(1.23)	$(2.58)	$(3.85)	$(1.94)
The following table summarizes the Company's outstanding common stock equivalents that were excluded from the computation of diluted earnings (loss) per share on the basis that they represent contingently issuable shares that were not issuable as of the end of the reporting period:

	Successor			Predecessor
	March 31, 2024	March 31, 2023	March 31, 2022	July 31, 2021
Stock options	9,429,126	9,593,026	9,423,026	523,791
Restricted stock and unit awards	—	—	—	89,481
20. Management Fee
Platinum Advisors Fee Agreement (Successor)
The Company receives certain corporate and advisory services from Platinum Advisors pursuant to a Corporate Advisory Services Agreement between McGraw Hill and Platinum Advisors (the “Advisory Agreement”) and is invoiced by Platinum Advisors for such services and related expenses. The annual fee for such services will be agreed by the parties from time to time.
The Company will pay Platinum Advisors a non-refundable annual advisory fee under the Advisory Agreement of $10,000 on a pro-rata basis. For the years ended March 31, 2024 (Successor) and 2023 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), the Company incurred Platinum Advisors advisory fees of $10,000, $10,000 and $6,667, respectively, and $642, $196 and $2,759, respectively, for expense reimbursements related to such services, which are included within operating and administrative expenses in the consolidated statements of operations. As of March 31, 2024 (Successor) and 2023 (Successor), the amount payable under the Advisory Agreement was $0.
Apollo Management Fee Agreement (Predecessor)
During the Predecessor period, the Company had a management fee agreement with Apollo Management VII, L.P. (Predecessor majority owner), related to the provision of certain management

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
consulting and advisory services to the members of the Company. In exchange for the provision of such services, Apollo Management VII, L.P. received a non-refundable annual management fee of $3,500 in the aggregate. For the period from April 1, 2021 to July 31, 2021 (Predecessor), the Company recorded an expense and paid $2,625 as management fee.
21. Commitments and Contingencies
Legal Matters
In June 2022, the Attorney General for the State of Florida issued a subpoena to McGraw-Hill Education, Inc. in connection with its investigation of whether the sales and pricing of instructional materials for use by public K-12 schools that are published by McGraw-Hill Education, Inc. and other publishers violate the Florida False Claims Act as a result of alleged overcharges by McGraw-Hill Education, Inc. McGraw-Hill Education, Inc. completed its production of documents and information in response to the subpoena in December 2022. A meeting between attorneys representing McGraw Hill Education, Inc. and representatives of the Attorney General’s office to discuss the findings from their review of the documents took place on July 26, 2023. A follow-up meeting was held on December 13, 2023 during which McGraw Hill Education, Inc.’s attorneys articulated multiple factual and legal defenses to any prospective legal action by the Florida AG. It is anticipated that the parties will meet again sometime later in 2024.
On January 22, 2021 and February 8, 2021, respectively, two purported class actions were filed against McGraw-Hill Education, Inc.in the Southern District of New York, seeking unspecified damages and injunctive relief. The actions stem from the recent refinements McGraw-Hill Education, Inc. made to how it calculates royalties that are payable to certain authors in connection with content delivery via the Company’s online platform. The allegations in the two complaints were similar. Each alleged, among other things, that the adjusted royalty approach breaches the relevant author agreements and breaches McGraw-Hill Education, Inc.’s implied covenant of good faith and fair dealing. The two sets of plaintiffs subsequently agreed to consolidate their complaints and on March 19, 2021, they filed an amended complaint. The Company believes that the allegations in the complaint are without merit. McGraw-Hill Education, Inc. filed a motion to dismiss the complaint on May 18, 2021. Plaintiffs filed their opposition to the motion to dismiss, and McGraw-Hill Education, Inc. filed its reply brief on June 29, 2021. On January 11, 2022, the Court granted McGraw-Hill Education, Inc.’s motion to dismiss in part and denied it in part. The Court dismissed plaintiffs’ breach of contract claim and denied McGraw-Hill Education, Inc.’s motion to dismiss the breach of the implied covenant claim on the basis that it raises factual issues that need to be borne out in discovery. On February 25, 2022, plaintiffs filed a motion for leave to file an amended complaint in connection with their breach of contract claim. McGraw-Hill Education, Inc. submitted its brief opposing plaintiffs’ motion on March 25, 2022. On August 4, 2022, the Court issued its ruling denying plaintiffs’ motion for leave to file an amended complaint. On September 23, 2022, plaintiffs voluntarily dismissed their breach of the implied covenant claim, with prejudice. On October 11, 2022, the plaintiffs filed a notice of appeal on the Court’s granting of McGraw-Hill Education, Inc.’s motion to dismiss their breach of contract claim with the U.S. Court of Appeals for the Second Circuit. The Court of Appeals has placed the case on its Expedited Appeals Calendar. Plaintiffs filed their appellate brief with the Court of Appeals on December 7, 2022 and McGraw-Hill Education, Inc. filed its responsive brief with the Court of Appeals on January 11, 2023. Oral argument before a panel of the Court of Appeals occurred on May 2, 2023. The parties continue to await the Court's ruling.
In May 2020, Saki Dodelson, a founder and the former CEO of Achieve3000, announced the formation of Beable Education, Inc. (“Beable”), a direct competitor of Achieve3000. On July 21, 2020, Achieve3000 and its parent, AC Holdco, Inc. (“ACH”), filed a Complaint against Beable and Dodelson in the United States District Court for the District of New Jersey (the “Federal Action”) alleging, among other things, intellectual property/patent infringement, fraudulent inducement, unfair competition, theft of trade secrets, tortious interference and breach of contract. In the Federal Action Achieve3000 and ACH seek,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
among other things, a declaration of infringement, an injunction prohibiting further infringement, damages related to the infringement, damages resulting from Beable and Dodelson’s unfair competition, theft of trade secrets, tortious interference and breach of contract, punitive damages, attorneys’ fees, and rescission of their earlier settlement agreement with Dodelson, including return of all advancement and compensation payments made pursuant to that settlement. In response, on October 8, 2020, Beable and Dodelson filed a motion to dismiss the Complaint. The Court denied Beable and Dodelson’s motion to dismiss in its entirety on May 31, 2021. On July 12, 2021, Dodelson and Beable filed an Answer to the Complaint and a Counterclaim for, among other things, breach of an earlier settlement agreement between the parties and declarations of invalidity and non-infringement as to the subsidiary’s patent. On August 16, 2021, Achieve3000 and ACH filed a motion to dismiss Dodelson and Beable’s counterclaim for breach of the settlement agreement. The Court denied the motion on March 31, 2023. Discovery in the Federal Action has begun. Dodelson and Beable subsequently filed for inter partes review with the Patent Trial and Appeal Board of the U.S. Patent and Trademark Office (“PTAB”), claiming that the patent at issue in the Federal Action is invalid. In January 2022, PTAB granted the review and the parties subsequently submitted legal briefs and evidence to PTAB in support of their respective positions. Oral arguments before PTAB occurred on October 4, 2022. On January 3, 2023, the PTAB ruled that the patent at issue is invalid. On June 26, 2023, Achieve3000 filed its appellate brief with the United Sates Court of Appeals for the Federal Circuit, appealing the PTAB’s ruling on the validity of the Patent, and on August 28, 2023, Beable filed its brief in opposition. On October 2, 2023, Achieve3000 filed its reply brief, and a joint appendix has been submitted. The parties are waiting for the Federal Circuit to set a hearing date. In the meantime, on November 22, 2023 Achieve3000 filed an application to reissue the Patent, correcting errors to narrow and refine the claims over the prior art that formed the basis for the PTAB’s January 3, 2023 ruling. On January 20, 2022, Dodelson and Beable filed a motion in the District Court to stay the Federal Action pending resolution of the patent dispute before PTAB. Achieve3000 and ACH filed their opposition to the motion to stay on February 17, 2022. On September 30, 2022, the District Court denied the motion with respect to all claims except the patent infringement claim. After a long delay in the Federal Action, a status conference with the Court was held on October 2, 2023, at which the Court set a deadline for substantial completion of the parties’ document production of April 5, 2024 on all issues other than patent infringement and a deadline of October 4, 2024 for all fact discovery. The Court subsequently scheduled another status conference for February 7, 2024. On February 5, 2024, Dodelson and Beable gave notice to the District Court that they had appointed new counsel. On February 14, 2024, the parties jointly requested that the Court extend all discovery deadlines in the case and on March 1, 2024, the Court agreed to extend the discovery deadlines but elected not to officially enter an order to allow the parties an opportunity to discuss outstanding issues related to document production. It is anticipated that depositions of witnesses will begin in summer 2024.
In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, the Company cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. The Company will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company believes, based on its current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s financial condition.
22. Related Party Transactions
Promissory Note (Successor)
The Company issued $12,511 in promissory notes to certain officers and associates to finance the purchase of Class B non-voting common stock of McGraw Hill in December 2021. The promissory notes

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MCGRAW HILL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except for share and per share data)
were repaid with deferred proceeds from the settlement of amounts due to employees in connection with the closing of the Acquisition.
See Note 20, "Management Fee," above for additional related party transactions.
23. Subsequent Events
These consolidated financial statements and notes reflect the Company's evaluation of events occurring subsequent to the balance sheet date through June 28, 2024, the date the financial statements were issued.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Schedule I
MCGRAW HILL, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
PARENT COMPANY INFORMATION
(Dollars in thousands)

Consolidated Statements of Operations

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Operating and administrative expenses	$—	$—	$—	$70
Equity in income (loss) of subsidiaries	(193,019)	(404,104)	(598,238)	(21,067)
Net income (loss)	$(193,019)	$(404,104)	$(598,238)	$(21,137)
Other comprehensive income (loss)	3,643	22	(3,420)	719
Comprehensive income (loss)	$(189,376)	$(404,082)	$(601,658)	$(20,418)

Consolidated Balance Sheets

	Successor
	March 31,
	2024	2023
Assets
Cash and cash equivalents	$359	$1,359
Investment in subsidiaries	368,395	556,771
Total assets	$368,754	$558,130

Liabilities and stockholders' equity (deficit)
Stockholders' equity (deficit)
Class A voting common stock, par value $0.01 per share; 175,000,000 shares authorized, 155,000,000 shares issued and outstanding as of March 31, 2024 and 2023	$1,550	$1,550
Class B non-voting common stock, par value $0.01 per share; 13,500,000 shares authorized, 1,362,027 shares issued and outstanding as of March 31, 2024 and 2023	13	13
Additional paid-in capital	1,562,307	1,562,307
Accumulated deficit	(1,195,361)	(1,002,342)
Accumulated other comprehensive income (loss)	245	(3,398)
Total stockholders' equity (deficit)	368,754	558,130
Total liabilities and stockholders' equity (deficit)	$368,754	$558,130

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Schedule I
MCGRAW HILL, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
PARENT COMPANY INFORMATION
(Dollars in thousands)

Condensed Consolidated Statement of Cash Flows

	Successor			Predecessor
	Year Ended March 31, 2024	Year Ended March 31, 2023	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021
Operating activities
Cash provided by (used for) operating activities	$—	$—	$—	$(542)

Investing activities
Investment in subsidiaries	(1,000)	—	(1,550,000)	—
Cash provided by (used for) investing activities	(1,000)	—	(1,550,000)	—

Financing activities
Proceeds from issuance of Class A voting common stock	—	—	1,550,000	—
Proceeds from issuance of Class B non-voting common stock	—	750	609	—
Cash provided by (used for) financing activities	—	750	1,550,609	—
Net change in cash and cash equivalents	(1,000)	750	609	(542)
Cash and cash equivalents, at the beginning of the period	1,359	609	—	542
Cash and cash equivalents, at the end of the period	$359	$1,359	$609	$—

Supplemental disclosure
Non-cash financing activities (Class B non-voting common stock issued in exchange for notes receivable)	$—	$12,511	$12,511	$—
1.    Basis of Presentation
These condensed parent company-only financial statements have been prepared using the same accounting principles and policies described in Note 1, Basis of Presentation and Accounting Policies, to our consolidated financial statements, with the only exception being that the parent company accounts for its investment in subsidiaries using the equity method. These parent company-only financial statements should be read in conjunction with the Company's consolidated financial statements.
Successor
These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of McGraw Hill, Inc. (“Parent”) (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of Parent.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Schedule I
MCGRAW HILL, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
PARENT COMPANY INFORMATION
(Dollars in thousands)
Predecessor
These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of McGraw-Hill Education, Inc. (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of McGraw-Hill Education, Inc.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Schedule II
MCGRAW HILL, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

	Balance at beginning of the year	Additions	Deductions	Balance at end of year
Successor
Year ended March 31, 2024
Allowance for credit losses	$2,772	$10,566	$(421)	$12,917
Allowance for returns	29,159	79,214	(72,805)	35,568
Valuation allowance	23,349	58,259	(594)	81,014

Year ended March 31, 2023
Allowance for credit losses	$2,229	$903	$(360)	$2,772
Allowance for returns	35,733	85,930	(92,504)	29,159
Valuation allowance	19,163	4,627	(441)	23,349

Period from August 1, 2021 to March 31, 2022
Allowance for credit losses	$—	$2,229	$—	$2,229
Allowance for returns	57,604	71,597	(93,468)	35,733
Valuation allowance	19,525	1,795	(2,157)	19,163

Predecessor
Period from April 1, 2021 to July 31, 2021
Allowance for credit losses	$16,257	$299	$(208)	$16,348
Allowance for returns	44,955	35,389	(22,740)	57,604
Valuation allowance	401,516	19,295	(737)	420,074

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

            Shares
McGraw Hill, Inc.
Common Stock

PRELIMINARY PROSPECTUS
                , 2024

Goldman Sachs & Co. LLC
BMO Capital Markets
Macquarie Capital
Morgan Stanley

Through and including               , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all of the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of Common Stock being registered hereby. Except as otherwise noted, the Company will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”), filing fee and the stock exchange listing fee:

Amount
SEC registration fee	*
FINRA filing fee	*
Stock exchange listing fee	*
Printing fees	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*
Total	*
_____________
*    To be completed by amendment.
Item 14. Indemnification of Directors and Officers.
Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of a director or certain officers to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director or officer for any transaction from which the director or officer derived an improper personal benefit, (4) a director under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions) or (5) an officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation will contain a provision which eliminates directors’ and officers’ personal liability as set forth above.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide in effect that we shall indemnify our directors and officers to the extent permitted by the DGCL. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, associates and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. In addition, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer, to the fullest extent permissible under Delaware law, against liabilities and for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters for certain liabilities arising under the Securities Act or otherwise in connection with this offering.
Item 15. Recent Sales of Securities.
Since its formation, the registrant has issued the following securities which were not registered under the Securities Act:
•On December 17, 2021, the registrant issued 1,312,026 shares of Class B non-voting common stock to certain of its officers and associates in exchange for cash in an aggregate amount equal to $0.6 million and promissory notes in an aggregate principal amount of approximately $12.5 million. Such promissory notes have been repaid in full.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•On October 24, 2022, the registrant issued 50,001 shares of Class B non-voting common stock to certain of its officers and associates in exchange for cash in an aggregate amount equal to $0.8 million.
•Since the Acquisition, the registrant granted to certain employees options to purchase shares of Class B non-voting common stock under the 2021 Plan as follows:
◦In December 2021, the registrant granted options to purchase an aggregate of 9,022,026 of Class B non-voting common stock at an exercise price of $15.00 per share.
◦In January 2022, the registrant granted options to purchase an aggregate of 96,000 of Class B non-voting common stock at an exercise price of $15.00 per share.
◦In March 2022, the registrant granted options to purchase an aggregate of 305,000 of Class B non-voting common stock at an exercise price of $15.00 per share.
◦In September 2022, the registrant granted options to purchase an aggregate of 257,500 of Class B non-voting common stock at an exercise price of $15.00 per share.
◦In October 2022, the registrant granted options to purchase an aggregate of 137,500 of Class B non-voting common stock at an exercise price of $15.00 per share.
◦In October 2023, the registrant granted options to purchase an aggregate of 192,500 of Class B non-voting common stock at an exercise price of $15.00 per share.
As of March 31, 2024, options to purchase 581,400 shares of Class B non-voting common stock had been forfeited.
The foregoing issuances were not registered under the Securities Act, because the shares were offered and sold in transactions by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits.
See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)Financial Statement Schedules.
See accompanying Index to Financial Statements.
Item 17. Undertakings.
The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Company hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of McGraw Hill, Inc. (formerly known as Mav Holding Corporation), currently in effect.
3.2*	Certificate of Amendment to Amended and Restated Certificate of Incorporation of McGraw Hill, Inc. (formerly known as Mav Holding Corporation).
3.3*	Form of Second Amended and Restated Certificate of Incorporation of McGraw Hill, Inc., to be in effect upon the closing of this offering.
3.4*	Bylaws of McGraw Hill, Inc. (formerly known as Mav Holding Corporation), currently in effect.
3.5*	Form of Amended and Restated Bylaws of McGraw Hill, Inc., to be in effect upon the closing of this offering.
4.1*	Indenture, by and among Mav Acquisition Corporation, McGraw-Hill Education, Inc., the Guarantors (as such term is defined therein) and the Bank of New York Mellon Trust Company, N.A., as trustee and notes collateral agent, together with the form of senior secured note, dated as of July 30, 2021.
4.2*	Indenture, by and among Mav Acquisition Corporation, McGraw-Hill Education, Inc., the Guarantors (as such term is defined therein) and the Bank of New York Mellon Trust Company, N.A. as trustee, together with the form of senior note, dated as of July 30, 2021.
5.1*	Opinion of Willkie Farr & Gallagher LLP.
10.1*	Form of Investor Rights Agreement.
10.2*	Revolving Credit Agreement, by and among McGraw-Hill Education, Inc., as the Lead Borrower, Bank of America, N.A., as Administrative Agent, and the lenders, agents and other parties thereto, dated as of July 30, 2021.
10.2.1*	Amendment No. 1 to the Revolving Credit Agreement, by and among McGraw-Hill Education, Inc., as the Borrower, Bank of America, N.A., as Administrative Agent, and the lenders, agents and other parties thereto, dated as of April 26, 2023.
10.3*	Credit Agreement, by and among McGraw-Hill Education, Inc. as the Borrower Bank of America, N.A., as Administrative Agent, and the lenders, agents and other parties thereto, dated as of July 30, 2021.
10.3.1*	Amendment No. 1 to the Credit Agreement, by and among McGraw-Hill Education, Inc., as the Borrower, Bank of America, N.A., as Administrative Agent, and the lenders, agents and other parties thereto, dated as of November 1, 2021.
10.3.2*
Amendment No. 2 to the Credit Agreement, by and among McGraw-Hill Education, Inc., as the Borrower, Bank of America, N.A., as Administrative Agent, and the lenders, agents and other parties thereto, dated as of June 26, 2023.

10.3.3*	Amendment No. 3 to the Credit Agreement, by and among McGraw-Hill Education, Inc., as the Borrower, Bank of America, N.A., as Administrative Agent, and the lenders, agents and other parties thereto, dated as of June 27, 2023.
10.4*	Letter Agreement re: Interest Rate Cap Transaction, by and between McGraw-Hill Education, Inc. and Bank of America, N.A., dated as of June 16, 2023.
10.5*†	Simon Allen Executive Employment Terms and Conditions.
10.6*†	Annual Incentive Plan.
10.7*†	McGraw Hill, Inc. (formerly known as Mav Holding Corporation) Stock Incentive Plan.
10.8*†	Form of Option Agreement for the McGraw Hill, Inc. (formerly known as Mav Holding Corporation) Stock Incentive Plan.
10.9*†	McGraw Hill, Inc. 2024 Stock Incentive Plan and forms of award agreements.
10.10*†	McGraw-Hill Education, Inc. Executive Severance Plan.
10.11*†	McGraw-Hill Education, Inc. Founding Executive Severance Plan.
10.12*	Securities Purchase Agreement by and among AP Georgia Holdings, L.P., Apollo Co-Investors (MHE), L.P., McGraw Hill-Education, Inc., Annex I Sellers, Mav Acquisition Corporation, and AP Georgia Holdings, L.P., as the Seller Representative., dated as of June 14, 2021.
10.12.1*	Amendment No. 1 to Securities Purchase Agreement, by and among Mav Acquisition Corporation and A.P. Georgia Holdings, L.P., as the Seller Representative, dated as of July 30, 2020.
10.13*	Agreement and Plan of Merger, by and among AC Holdco, Inc., McGraw-Hill Education, Inc., Time Machine Merger Corporation and Insight Venture Partners, LLC, as the Representative, dated as of August 28, 2021.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Ernst & Young LLP.
23.2*	Consent of Willkie Farr & Gallagher LLP (included as part of Exhibit 5.1).
24.1*	Power of Attorney (included on signature pages to this Registration Statement).
99.1*	Consent of Simon Allen to be named as a director nominee.
99.2*	Consent of Jacob Kotzubei to be named as a director nominee.
99.3*	Consent of Matthew Louie to be named as a director nominee.
107*	Filing Fee Table.
________________

*	To be filed by amendment.
†	Indicates management contract or compensatory plan, contract or arrangement.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in               , on               , 2024.

McGraw Hill, Inc.

By:
Name:
Title:
POWER OF ATTORNEY
The undersigned directors and officers of McGraw Hill, Inc. hereby appoint each of               , and               , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                , 2024:

Signatures	Title

President and Chief Executive Officer (principal executive officer)
Simon Allen

Executive Vice President and Chief Financial Officer (principal financial officer)
Robert Sallmann

Controller/Principal Accounting Officer (principal accounting officer)
Muhammad Ali Jamal

Director
Mary Ann Sigler